    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 2004

                                                              FILE NO. 001-32178

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 4
                                       TO

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF
                           THE SECURITIES ACT OF 1933

                        RAINBOW MEDIA ENTERPRISES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                     DELAWARE                                           20-1092081
          (State or Other Jurisdiction of                              (IRS Employer
          Incorporation or Organization)                          Identification Number)



              200 JERICHO QUADRANGLE                                       11753
                    JERICHO, NY                                         (Zip Code)
               (Address of Principal
                Executive Offices)

                                 (516) 803-3000
              (Registrant's telephone number, including area code)

                             ---------------------

                          SECURITIES TO BE REGISTERED
                     PURSUANT TO SECTION 12(b) OF THE ACT:

                TITLE OF EACH CLASS                                NAME OF EACH EXCHANGE
                TO BE SO REGISTERED                       ON WHICH EACH CLASS IS TO BE REGISTERED
                -------------------                       ---------------------------------------
  Class A Common Stock, par value $.01 per share                The New York Stock Exchange

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      NONE

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                 CROSS-REFERENCE SHEET BETWEEN ITEMS OF FORM 10
                    AND THE ATTACHED INFORMATION STATEMENT.

ITEM 1.  BUSINESS

     The information required by this item is contained under the sections "Summary," "Risk Factors," "Business," "Available Information" and "Index to Combined Financial Statements" of this information statement. Those sections are incorporated herein by reference.

ITEM 2.  FINANCIAL INFORMATION

     The information required by this item is contained under the sections "Summary," "Selected Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this information statement. Those sections are incorporated herein by reference.

ITEM 3.  PROPERTIES

     The information required by this item is contained under the section "Business -- Properties" of this information statement. That section is incorporated herein by reference.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by this item is contained under the sections "Summary" and "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this information statement. Those sections are incorporated herein by reference.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     The information required by this item is contained under the section "Corporate Governance and Management" of this information statement. That section is incorporated herein by reference.

ITEM 6.  EXECUTIVE COMPENSATION

     The information required by this item is contained under the section "Executive Compensation" of this information statement. That section is incorporated herein by reference.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information required by this item is contained under the sections "Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this information statement. Those sections are incorporated herein by reference.

ITEM 8.  LEGAL PROCEEDINGS

     The information required by this item is contained under the section "Business -- Legal Proceedings" of this information statement. That section is incorporated herein by reference.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The information required by this item is contained under the sections "Risk Factors," "The Distribution," "Dividend Policy," "Business," "Corporate Governance and Management," "Shares Eligible for Future Sale" and "Description of Capital Stock" of this information statement. Those sections are incorporated herein by reference.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     On May 3, 2004, in connection with its formation, Rainbow Media Enterprises, Inc. issued 100 shares of its common stock to Rainbow Media Holdings LLC, an indirect wholly owned subsidiary of Cablevision Systems Corporation, for a consideration of $1,000. This transaction was exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof. This exemption was available because the transaction did not involve any public offering.

     On August 20, 2004, Rainbow National Services LLC, a wholly-owned subsidiary of Rainbow Media Enterprises, Inc., issued $300 million, aggregate principal amount of 8 3/4% senior notes due 2012 and $500 million, aggregate principal amount of 10 3/8% senior subordinated notes due 2014. These offerings were made in reliance on an exemption from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Regulation S thereunder. These exemptions were available because the transaction did not involve any public offering within the United States.

     On August 20, 2004, American Movie Classics Company LLC, a wholly-owned subsidiary of Rainbow Media Enterprises, Inc., issued $350 million aggregate liquidation preference of redeemable preferred membership interests to Rainbow Media Holdings LLC. This transaction was exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof. This exemption was available because the transaction did not involve any public offering.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The information required by this item is contained under the sections "The Distribution" and "Description of Capital Stock" of this information statement. Those sections are incorporated herein by reference.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The information required by this item is contained under the section "Indemnification of Directors and Officers" of this information statement. That section is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The information required by this item is contained under the sections "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Combined Financial Statements" of this information statement. Those sections are incorporated herein by reference.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements

     The information required by this item is contained under the section "Index to Combined Financial Statements" beginning on page F-1 of this information statement. That section is incorporated herein by reference.

     (b) Exhibits

     The following documents are filed as exhibits hereto:

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
    2.1        Form of Distribution Agreement between Cablevision Systems
               Corporation and Rainbow Media Enterprises, Inc.*
    2.2        Letter Agreement between Rainbow DBS Holdings, Inc. and
               Loral SpaceCom DBS Holdings, Inc. dated March 23, 2001.
    2.3        Purchase Agreement, dated as of June 27, 2003, by and among
               Rainbow Media Holdings, Inc., American Movie Classics III
               Holding Corporation, American Movie Classics IV Holding
               Corporation, IFC II Holding Corporation, IFC III Holding
               Corporation, Metro-Goldwyn-Mayer Inc., MGM Networks U.S. Inc
               and, solely for purposes of Sections 2.02(b), 2.02(c), 5.01,
               10.05, 10.08 and 10.11, Cablevision Systems Corporation.*
    3.1        Certificate of Incorporation of Rainbow Media Enterprises,
               Inc.**
    3.2        By-laws of Rainbow Media Enterprises, Inc.**
    4.1        Indenture, dated as of August 20, 2004, among Rainbow
               National Services LLC, RNS Co-Issuer Corporation, the
               Initial Guarantors (as defined therein) and The Bank of New
               York as Trustee, covering the 10 3/8% Senior Subordinated
               Notes Due 2014 of Rainbow National Services LLC.
    4.2        Indenture, dated as of August 20, 2004, among Rainbow
               National Services LLC, RNS Co-Issuer Corporation, the
               Initial Guarantors (as defined therein) and The Bank of New
               York as Trustee, covering the 8 3/4% Senior Notes Due 2012 of Rainbow National Services LLC.
    4.3        Loan Agreement, dated as of August 20, 2004, among Rainbow
               National Services LLC, as Borrower, Bank of America, N.A.,
               as Syndication Agent, Credit Suisse First Boston, Citicorp
               North America, Inc. and Wachovia Bank, National Association,
               as Co-Documentation Agents, JP Morgan Chase Bank, as
               Administrative Agent, J.P. Morgan Securities Inc. and Banc
               of America Securities LLC as Co-Lead Arrangers and Co-Book
               Runners and the Guarantors (as defined therein).
   10.1        Form of Transition Services Agreement between Cablevision
               Systems Corporation and Rainbow Media Enterprises, Inc.*
   10.2        Form of Tax Disaffiliation Agreement between Cablevision
               Systems Corporation and Rainbow Media Enterprises, Inc.*
   10.3        Form of Long-Term Services Agreement between Cablevision
               Systems Corporation and Rainbow Media Enterprises, Inc.*
   10.4        Form of Employee Benefits Agreement between Cablevision
               Systems Corporation and Rainbow Media Enterprises, Inc.*
   10.5        Theater Support Agreement between Cablevision Systems
               Corporation and Rainbow Media Enterprises, Inc.*
   10.6        Rainbow Media Enterprises, Inc. Employee Stock Plan.*
   10.7        Rainbow Media Enterprises, Inc. Long-Term Incentive Plan.*
   10.8        Rainbow Media Enterprises, Inc. Executive Performance
               Incentive Plan.*
   10.9        Rainbow Media Enterprises, Inc. Non-employee Director Stock
               Plan.*
   10.10       Bare Transponder Service Agreement between Rainbow DBS
               Company LLC and SES Americom, Inc., as agent for SES
               Americom Colorado, Inc.+
   10.11       Letter Agreement between DTV Norwich, LLC and Rainbow MVDDS
               Company, LLC.**

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
   10.12       Employment Agreement between Joshua Sapan and Rainbow Media
               Holdings LLC, dated February 9, 2004.*
   10.13       Employment Agreement between Charles F. Dolan and CSC
               Holdings.*
   11.1        Statement re: Computation of Per Share Earnings.*
   21.1        Subsidiaries of the Registrant.*

---------------

 * To be filed by amendment.

** Previously filed.

 + Confidential portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          RAINBOW MEDIA ENTERPRISES, INC.

                                          By: /s/ JOSHUA W. SAPAN
                                            ------------------------------------
                                              Name: Joshua W. Sapan
                                              Title:Chief Executive Officer,
                                                    Rainbow
                                                    Programming Business

Dated: November 5, 2004

                        CABLEVISION SYSTEMS CORPORATION
                              1111 STEWART AVENUE
                            BETHPAGE, NEW YORK 11714

                                                               November   , 2004

Dear Stockholder:

     I am pleased to report that the previously announced spinoff by Cablevision of its Rainbow Media Enterprises, Inc. subsidiary, which owns (i) certain Cablevision programming assets, including three national 24-hour entertainment services, American Movie Classics, The Independent Film Channel and WE: Women's Entertainment, a variety of on-demand programming services and the unique programming content known as VOOM(SM), and motion picture production and distribution businesses, (ii) Cablevision's direct broadcast satellite business and (iii) Cablevision's motion picture exhibition business, is expected to
become effective on November   , 2004. Rainbow Media Enterprises, a Delaware
corporation, will own these businesses and will become a public company on that date. Rainbow Media Enterprises' shares of Class A Common Stock will be listed on the New York Stock Exchange under the symbol "RM."

     Holders of record of Cablevision NY Group Class A Common Stock as of the
close of business on November   , 2004, which will be the record date, will
receive one share of Rainbow Media Enterprises Class A Common Stock for every shares of Cablevision NY Group Class A Common Stock held. Holders of record of Cablevision NY Group Class B Common Stock as of the close of business on the record date will receive one share of Rainbow Media Enterprises Class B
Common Stock for every        shares of Cablevision NY Group Class B Common
Stock held. No action is required on your part to receive your Rainbow Media Enterprises shares. You will not be required either to pay anything for the new shares or to surrender any shares of Cablevision stock.

     No fractional shares of Rainbow Media Enterprises stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which may be taxable to you. In due course you will be provided with information to enable you to compute your tax bases in both the Cablevision and the Rainbow Media Enterprises stock. Cablevision has received a ruling from the Internal Revenue Service to the effect that, for U.S. Federal income tax purposes, the distribution of the Rainbow Media Enterprises stock will be tax-free to Cablevision and to you to the extent that you receive Rainbow Media Enterprises stock.

     The enclosed information statement describes the distribution of shares of Rainbow Media Enterprises stock and contains important information about Rainbow Media Enterprises, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact
Cablevision's transfer agent, Mellon Investor Services at           .

                                          Sincerely,

                                          --------------------------------------
                                                     Charles F. Dolan
                                                         Chairman

PRELIMINARY INFORMATION STATEMENT

SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2004

                             INFORMATION STATEMENT

                        RAINBOW MEDIA ENTERPRISES, INC.

                                DISTRIBUTION OF
                              CLASS A COMMON STOCK
                           PAR VALUE, $0.01 PER SHARE

                              CLASS B COMMON STOCK
                           PAR VALUE, $0.01 PER SHARE

     This information statement is being furnished in connection with the distribution by Cablevision Systems Corporation to holders of its common stock of all the outstanding shares of Rainbow Media Enterprises, Inc. common stock. At the time of the distribution, we will own (i) certain Cablevision programming assets, including three national 24-hour entertainment services, American Movie Classics, The Independent Film Channel and WE: Women's Entertainment, a variety of on-demand programming services and the unique programming content known as VOOM(SM), and motion picture production and distribution businesses, (ii) Cablevision's direct broadcast satellite business and (iii) Cablevision's motion picture exhibition business, as described in this information statement.

     Shares of our Class A Common Stock will be distributed to holders of Cablevision NY Group Class A Common Stock of record as of the close of business
on November   , 2004, which will be the record date. Each such holder will
receive one share of our Class A Common Stock for every           shares of
Cablevision NY Group Class A Common Stock held on the record date. Shares of our Class B Common Stock will be distributed to holders of Cablevision NY Group Class B Common Stock as of the close of business on the record date. Each such holder of Cablevision NY Group Class B Common Stock will receive one share of
our Class B Common Stock for every           shares of Cablevision NY Group
Common Stock held on the record date. The distribution will be effective at
11:59 p.m. on November   , 2004. For Cablevision stockholders who own common
stock in registered form, in most cases the transfer agent will credit their shares of Rainbow Media Enterprises common stock to book entry accounts established to hold their Cablevision common stock. Our distribution agent will mail these stockholders a statement reflecting their Rainbow Media Enterprises
common stock ownership shortly after November   , 2004. For stockholders who own
Cablevision common stock through a broker or other nominee, their shares of Rainbow Media Enterprises common stock will be credited to their accounts by the broker or other nominee. Stockholders will receive cash in lieu of fractional shares, which may be taxable. See "The Distribution -- U.S. Federal Income Tax Consequences of the Distribution."

     No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Cablevision stockholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or to exchange shares of Cablevision common stock in order to receive our common stock, or to take any other action in connection with the distribution. There is currently no trading market for our common stock. We have applied to list our Class A Common Stock on the New York Stock Exchange, Inc. under the symbol "RM." We will not list our Class B Common Stock on any stock exchange.

     IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 16.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                             ---------------------

 Stockholders of Cablevision with inquiries related to the distribution should
  contact Cablevision's transfer agent,Mellon Investor Services at           .

          The date of this information statement is November   , 2004.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
OUR COMPANY.................................................    1
  Our Rainbow Programming Business..........................    1
  Our Rainbow DBS Business..................................    2
  Our Rainbow Cinemas Business..............................    3
THE DISTRIBUTION............................................    3
SELECTED FINANCIAL DATA.....................................    6
SUMMARY OF OUR DEBT FINANCING...............................    8
ACCOUNTING INVESTIGATION....................................    8
THE DISTRIBUTION............................................   11
  General...................................................   11
  Manner of Effecting the Distribution......................   11
  Reasons for the Distribution..............................   12
  Results of the Distribution...............................   12
  U.S. Federal Income Tax Consequences of the
     Distribution...........................................   13
  Listing and Trading of Our Common Stock...................   14
  Reason For Furnishing This Information Statement..........   15
RISK FACTORS................................................   16
  Risks Relating To Our Rainbow Programming Business........   16
  Risks Relating To Our Rainbow DBS Business................   20
  Risks Relating To Our Rainbow Cinemas Business............   33
  General Risks.............................................   35
BUSINESS....................................................   40
  General...................................................   40
  Our Rainbow Programming Business..........................   40
  Rights and Affiliation Agreements.........................   44
  Our Motion Picture Production and Distribution Business...   46
  Competition...............................................   47
  Our Rainbow DBS Business..................................   49
  Our Rainbow Cinemas Business..............................   67
  Legal Proceedings.........................................   69
  Employees.................................................   70
  Properties................................................   70
  Seasonality...............................................   70
DIVIDEND POLICY.............................................   71
OUR DEBT FINANCING..........................................   71
  Description of Secured Credit Facilities..................   71
  The Notes.................................................   73
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION..........   76
SELECTED FINANCIAL DATA.....................................   81

                                                              PAGE
                                                              ----
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   84
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   85
  Critical Accounting Policies..............................   87
  Certain Transactions......................................   89
  Accounting Investigation..................................   90
  Cautionary Note Concerning Historical Financial
     Statements.............................................   93
  Results of Operations.....................................   93
  Comparison of Three and Six Months Ended June 30, 2004
     Versus Three and Six Months Ended June 30, 2003........   96
  Business Segments Results.................................   98
  Comparison of Year Ended December 31, 2003 Versus Year
     Ended December 31, 2002................................  103
  Business Segments Results.................................  105
  Comparison of Year Ended December 31, 2002 Versus Year
     Ended December 31, 2001................................  108
  Business Segments Results.................................  109
  Operating Activities......................................  111
  Investing Activities......................................  112
  Financing Activities......................................  113
  Liquidity and Capital Resources...........................  113
CORPORATE GOVERNANCE AND MANAGEMENT.........................  117
  Corporate Governance......................................  117
  Our Directors.............................................  118
  Other Committees..........................................  122
  Our Executive Officers....................................  122
EXECUTIVE COMPENSATION......................................  124
  Executive Compensation Data...............................  124
  Summary Compensation Table................................  124
  Cablevision Option/SAR Grants in Last Fiscal Year.........  125
  Aggregated Cablevision Option/SAR Exercises in Last Fiscal
     Year and Fiscal Year-End Cablevision Option/SAR
     Values.................................................  126
  Cablevision Long-Term Incentive Plans -- Awards in Last
     Fiscal Year............................................  126
  Defined Benefit Pension Plan..............................  126
  Employee Stock Plan.......................................  128
  Long-Term Incentive Plan..................................  130
  Executive Performance Incentive Plan......................  131
  Treatment of Outstanding Options, Rights, Restricted Stock
     and Performance Awards.................................  132
  Treatment of Certain Outstanding Awards...................  133
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............  134
  Relationship Between Cablevision and Us After the
     Distribution...........................................  134
  Distribution Agreement....................................  134
  Transition Services Agreement.............................  134
  Tax Disaffiliation Agreement..............................  135
  Employee Benefits Agreement...............................  135
  Other Arrangements........................................  135
  Affiliation Agreements....................................  135

                                                              PAGE
                                                              ----
  Long-Term Services Agreement..............................  135
  Theater Support Agreement.................................  135
  American Movie Classics Company Intercompany Loan.........  136
  Certain Relationships and Conflicts of Interest...........  136
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT AND RELATED STOCKHOLDER MATTERS................  137
  Beneficial Ownership of Stock.............................  137
  Registration Rights.......................................  144
SHARES ELIGIBLE FOR FUTURE SALE.............................  145
  Rule 144..................................................  145
  Employee Stock Awards.....................................  145
DESCRIPTION OF CAPITAL STOCK................................  146
  Class A Common Stock and Class B Common Stock.............  146
  Conversions...............................................  147
  Preferred Stock...........................................  147
INDEMNIFICATION OF DIRECTORS AND OFFICERS...................  148
AVAILABLE INFORMATION.......................................  149
INDEX TO COMBINED FINANCIAL STATEMENTS......................  F-1

                                    SUMMARY

     The following is a summary of some of the information contained in this information statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information contained elsewhere in this information statement which should be read in its entirety. We describe in this information statement the Cablevision Systems Corporation programming, direct broadcast satellite and motion picture exhibition businesses that we will hold immediately prior to the Distribution, described under "-- The Distribution," as if they were our businesses for all historical periods described.

     Unless the context otherwise requires, all references to "we," "us" or the "Company" refer to Rainbow Media Enterprises, Inc., together with its direct and indirect subsidiaries. "Rainbow Media Enterprises" refers to Rainbow Media Enterprises, Inc., individually as a separate entity.

                                  OUR COMPANY

     Rainbow Media Enterprises is a holding company and conducts substantially all of its operations through its subsidiaries. We operate or plan to operate in three business segments:

     - Rainbow Programming, consisting principally of three national television programming networks and businesses developing high-definition programming;

     - Rainbow DBS, a direct-to-home, multi-channel satellite broadcast service that features both high-definition and standard definition programming; and

     - Rainbow Cinemas, consisting principally of multi-screen motion picture theaters in the New York metropolitan area.

OUR RAINBOW PROGRAMMING BUSINESS

     Our Rainbow Programming business is comprised of our networks, which include three national 24-hour networks, a variety of on-demand programming services, a suite of 21 high-definition channels with the unique high-definition programming content known as VOOM(SM), and our motion picture production and distribution businesses. Our Rainbow Programming business also includes Rainbow Network Communications, a full-service network programming origination and distribution company.

  OUR NETWORKS

     Our 24-hour Networks. We own three nationally distributed 24-hour entertainment programming networks: AMC, The Independent Film Channel, or IFC, and WE: Women's Entertainment, or WE.

     - AMC is a movie-based network that offers a comprehensive library of popular movies and original programming that is a diverse, movie-based mix of original series, documentaries and specials.

     - IFC is dedicated to independent films and related features and programming.

     - WE is dedicated to women's interest films and original series and specials of particular interest to women.

     As of June 30, 2004, AMC, IFC and WE had approximately 75.3 million, 32.6 million and 48.8 million viewing subscribers, respectively.

     Our On-Demand Services. We own a variety of video on-demand, or VOD, and subscription video on-demand, or SVOD, programming services, including Mag Rack, IFC On Demand, World Picks and Sportskool.

     Our VOOM(SM) Channels. We own a service consisting of a suite of 21 high-definition channels, which are carried by our Rainbow DBS business.

  OUR MOTION PICTURE PRODUCTION AND DISTRIBUTION BUSINESSES

     We own film production and distribution businesses, including IFC Entertainment, IFC Films, IFC Theatres and IFC Productions. In addition, we own Rainbow Film Holdings, which owns two film libraries. We broadcast the films in these libraries on our Rainbow Programming networks or license them to third parties.

     Our programming business depends upon the existence of affiliation agreements with a limited number of distributors. Certain important affiliation agreements expire at the end of 2004 and another important affiliation agreement is subject to pending litigation. See "Risk Factors -- Risks Relating to Our Rainbow Programming Business."

  RAINBOW NETWORK COMMUNICATIONS

     Rainbow Network Communications, or RNC, is a full-service network programming origination and distribution company. RNC now provides technical services to networks including AMC, IFC, WE, fuse, Fox SportsNet, as well as other third party sports, news and entertainment channels, such as Bravo, WNBC and WNYW (FOX 5).

OUR RAINBOW DBS BUSINESS

     Our Rainbow DBS business began operations in October 2003 with the introduction of our VOOM(SM) service, which carries a larger number of high-definition channels than any other satellite provider or cable television system. As of September 30, 2004, the VOOM(SM) service offering included 36 channels in high definition, including 21 currently exclusive VOOM(SM) channels, over 80 standard definition channels and 18 audio channels. As of September 30, 2004 we had approximately 26,000 activated customers and an additional 1,250 customers awaiting installation.

     Our goal is to be the premier source for high definition programming and to exploit that position to develop a successful DBS business. During the first year of our Rainbow DBS operations we have sought to develop a better understanding of the market for satellite-delivered programming, and high definition content in particular. We have also worked to overcome start up issues particularly with respect to equipment, installation and operations. Finally, we have tested, and continue to test, a variety of pricing, promotion and marketing plans to develop the most effective strategy to attract and retain subscribers to our service. This testing is likely to continue into 2005. During this time we will focus our attention on developing a successful strategy rather than driving rapid subscriber growth. It is possible that at various times during this period we may lose more customers than we add. A particularly important decision for us will be finding the right balance between a broad, national marketing effort and an effort that is more targeted to the specific markets in the country which we believe are most promising. There can be no assurance that our efforts will be successful.

     Our Satellite Transmission Capacity. The VOOM(SM) service is transmitted by our Rainbow DBS satellite, Rainbow 1, that was constructed by Lockheed Martin, successfully launched in July 2003 and delivered to its 61.5(degree) W.L. orbital position. From this orbital position, the satellite provides coverage to the contiguous United States, provided customers have a line of sight to the satellite.

     In addition, on April 23, 2004, we entered into an agreement with SES Americom, Inc. to lease 13 transponders as of October 1, 2004 and three transponders as of January 1, 2005 on its Americom-6 satellite, which is located at 72(degree) W.L. We have not yet determined how or when we will use the transponder capacity on Americom-6 in our DBS business. Because of the orbital positions of the Americom-6 satellite and our existing Rainbow 1 satellite, which is located at its 61.5(degree) W.L., a subscriber will be unable to access the signal from both satellites with a single 18" antenna of the type we have installed and are currently installing but both could be accessed with a single elliptical satellite antenna that will be approximately 35" wide by 20" high or with the 18" antenna plus a second antenna that would receive the signal from Americom-6. The size and other specifications of the second antenna have not yet been determined and may depend in part on how we decide to use the transponder capacity on Americom-6. The Company has not finalized its plans for implementing the use of the new satellite capacity, for the installation of the new larger antennas for new customers or for the switch over of existing customers to the new larger antennas or the addition of a second antenna.

     Our Rainbow DBS business received authorization from the Federal Communications Commission, or FCC, to construct, launch and operate five fixed service, Ka-band communications satellites that could be used to provide additional services, including data and video applications. Rainbow DBS also invested $85 million, and owns a substantial interest in an entity that holds licenses from the FCC to provide multichannel video distribution and data service (MVDDS) in 46 metropolitan areas in the United States. These areas include the New York City market, although it is uncertain whether the entity may exploit that license in light of FCC cross-ownership restrictions. Rainbow DBS believes that these frequencies could be used in conjunction with its satellite services to provide local broadcast signals or other services. In July 2004, our Rainbow DBS business was the winning bidder in an FCC auction of Ku-band DBS frequencies at two orbital locations over the Pacific Ocean. Although it has no current plans for these orbital locations, Rainbow DBS believes that these locations could be used to provide DBS services to Hawaii and the West coast of the United States including parts of Alaska.

     Our Rainbow DBS business faces a number of challenges and risks. The most significant of these are discussed under "Risk Factors -- Risks Relating to Our Rainbow DBS Business" and include the risks that a sufficient number of customers may not find our service to be attractive in order to permit us to be successful, that we expect to incur operating losses for the foreseeable future and may never achieve or sustain operating profits or cash flow breakeven, that we need significant additional funding in this business which may not be available and that our owned satellite and leased satellites could experience operating problems.

OUR RAINBOW CINEMAS BUSINESS

     At September 30, 2004, we operated 53 motion picture theaters in the New York metropolitan area with an aggregate of 265 screens. Most of our theaters are multi-screen facilities. The operations we acquired from Cablevision represented all of Cablevision's movie theater business (other than its Ziegfeld Theater). This business has never been profitable on an operating basis and we expect to incur net losses for the foreseeable future.

                                THE DISTRIBUTION

     Please see "The Distribution" for a more detailed description of the matters described below.

Distributing Company..........   Cablevision Systems Corporation, which is one
                                 of the largest cable television operators in the United States and also owns investments in cable programming networks and entertainment businesses.

Distributed Company...........   Rainbow Media Enterprises, which owns three
                                 national 24-hour entertainment networks, a variety of on-demand programming services and motion picture production and distribution businesses, a DBS business and a motion picture exhibition business, each of which is described in this information statement. Please see
                                 "Business" and "Management's Discussion and
                                 Analysis of Financial Condition and Results of
                                 Operations" for information concerning these businesses.

Distribution Ratio............   Each holder of Cablevision NY Group Class A
                                 Common Stock will receive a dividend of one share of our Class A Common Stock for every shares of Cablevision NY Group Class
                                 A Common Stock held on the record date. Each holder of

                                 Cablevision NY Group Class B Common Stock will receive a dividend of one share of our Class B
                                 Common Stock for every           shares of
                                 Cablevision NY Group Class B Common Stock held on the record date.

Securities to be
Distributed...................   Based on           shares of Cablevision NY
                                 Group Class A Common Stock and           shares
                                 of Cablevision B Common Stock outstanding on
                                 November   , 2004, approximately
                                 shares of our Class A Common Stock and
                                           shares of our Class B Common Stock
                                 will be distributed. We refer to this
                                 distribution of securities as the
                                 "Distribution." The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the Distribution. Cablevision stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or exchange shares of Cablevision common stock in order to receive our common stock, or to take any other action in connection with the Distribution.

Fractional Shares.............   Fractional shares of our common stock will not
                                 be distributed. Fractional shares of our Class
                                 A Common Stock will be aggregated and sold in the public market by the distribution agent.
                                 Fractional shares of our Class B Common Stock will be cancelled and the holder will receive a cash payment equal to the value of such fractional share based upon the closing price of our Class A Common Stock on the date of the Distribution. The aggregate net cash proceeds of these sales will be distributed ratably to the stockholders who would otherwise have received fractional interests. These proceeds may be taxable to those stockholders.

Distribution Agent, Transfer
Agent and Registrar for the
Shares........................   Mellon Investor Services will be the
                                 distribution agent, transfer agent and
                                 registrar for the shares of our common stock.

Record Date...................   The record date is the close of business on
                                 November   , 2004.

Distribution Date.............   11:59 p.m. on November   , 2004.

Federal Income Tax
Consequences of the
Distribution..................   Cablevision has received a ruling from the
                                 Internal Revenue Service to the effect that the Distribution will qualify as a tax-free transaction under Section 355 of the Internal
                                 Revenue Code of 1986, as amended.

Stock Exchange Listing........   There is not currently a public market for our
                                 common stock. We have applied for our Class A
                                 Common Stock to be listed on the New York Stock
                                 Exchange, Inc. under the symbol "RM." If the application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in respect of our Class A
                                 Common Stock will end and regular-way trading will begin. Our Class B Common Stock will not be listed on a securities exchange.

Relationship Between
Cablevision and Us After the
Distribution..................   Following the Distribution, we will be a public
                                 company and Cablevision will have no continuing stock ownership interest in us. Prior to the Distribution, we and Cablevision will enter into a Distribution Agreement and have entered and will enter into several ancillary agreements for the purpose of accomplishing the distribution of our common stock to Cablevision's common stockholders. These agreements also will govern our relationship with Cablevision subsequent to the Distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to the Distribution. These agreements also include arrangements with respect to interim services and a number of on-going commercial relationships. The Distribution Agreement includes an agreement that we and Cablevision will agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being transferred to us by Cablevision. Prior to the Distribution, our Rainbow DBS business will enter into affiliation agreements with the cable programming businesses that will be retained by Cablevision, including fuse, MSG
                                 Network and various other regional/sports programming networks, and our Mag Rack, Uncensored On Demand and World Picks services will enter into affiliation agreements with Cablevision. RNC has entered into long-term services agreements with certain programming services of Cablevision.

Control by Dolan Family.......   Following the Distribution, we will be
                                 controlled by Charles F. Dolan, our Chairman, members of his family and certain related family entities. We have been informed that Mr.
                                 Dolan, these family members and the related entities will enter into a stockholders agreement relating, among other things, to the voting of their shares of our Class B Common
                                 Stock. See "Risk Factors -- General Risks -- We are Controlled by the Dolan Family."

Post-Distribution Dividend
Policy........................   We do not anticipate paying any cash dividends
                                 on our common stock in the foreseeable future.

Risk Factors..................   Our business and common stock are subject to
                                 significant risks. Investors should carefully consider the matters discussed under "Risk
                                 Factors."

Our Principal Executive
Offices.......................   Our principal executive offices are located at
                                 200 Jericho Quadrangle, Jericho, NY 11753.

                            SELECTED FINANCIAL DATA

     The operating and balance sheet data included in the following selected financial data for each year in the five-year period ended December 31, 2003 have been derived from the combined financial statements of Rainbow Media Enterprises. The operating and balance sheet data for the periods ended June 30, 2004 and 2003 included in the following selected financial data have been derived from combined financial statements of the Company that have not been audited, but that, in the opinion of the management of the Company, reflect all adjustments necessary for the fair presentation of such data for the interim periods. Acquisitions have been accounted for under the purchase method of accounting and, accordingly, the acquisition costs were allocated to the net assets acquired based on their fair value, except for assets previously owned by Charles F. Dolan or affiliates of Mr. Dolan which were recorded at historical cost. Acquisitions are reflected in operating and balance sheet data from the time of acquisition. As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cautionary Note Concerning Historical Financial Statements" and "Unaudited Pro Forma Combined Financial Information," our future results will be significantly and adversely affected by the inclusion of our Rainbow DBS business as an operating company and by the significant increase in our interest expense resulting from the issuance on August 20, 2004 by our subsidiary, Rainbow National Services LLC, of $300 million aggregate principal amount of 8 3/4% senior notes due 2012 and $500 million aggregate principal amount of 10 3/8% senior subordinated notes due 2014 and a $600 million secured term loan. In addition, our financial information does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate entity during the periods presented. The results of operations for the six-month period ended June 30, 2004 are not necessarily indicative of the results that might be expected for future interim periods or for the full year, although the Company does expect to incur a substantial loss for the full year ending December 31, 2004. The selected financial data presented below should be read in conjunction with the combined financial statements of Rainbow Media Enterprises and the notes thereto included elsewhere in this information statement and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                          RAINBOW MEDIA ENTERPRISES
                            -------------------------------------------------------------------------------------
                               SIX MONTHS ENDED
                                   JUNE 30,                            YEARS ENDED DECEMBER 31,
                            -----------------------   -----------------------------------------------------------
                               2004         2003         2003         2002        2001        2000       1999(A)
                            ----------   ----------   ----------   ----------   ---------   ---------   ---------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues, net.............  $  321,582   $  265,727   $  553,140   $  483,012   $ 398,009   $ 342,964   $ 315,955
Operating expenses:
  Technical and
    operating.............     158,621      113,889      286,887      227,736     202,126     170,687     172,183
  Selling, general and
    administrative........     176,790       95,436      224,570      147,225     130,067     109,417      93,556
  Other operating
    income................          --           --       (4,261)          --          --          --          --
  Restructuring charges
    (credits).............          (8)         100         (141)      (8,262)     15,170          --          --
  Depreciation and
    amortization..........      63,820       26,341       78,883       33,686     135,048     105,739      49,675
                            ----------   ----------   ----------   ----------   ---------   ---------   ---------
Operating income (loss)...     (77,641)      29,961      (32,798)      82,627     (84,402)    (42,879)        541
Other income (expense):
  Interest expense, net...     (12,376)      (3,636)     (10,168)      (7,677)    (12,657)    (37,154)    (26,817)
  Equity in net loss of
    affiliates............          --           --           --         (602)    (16,563)     (1,486)    (16,460)
  Write-off of deferred
    financing costs.......          --           --         (388)      (1,870)     (1,053)         --      (1,413)
  Gain on sale of
    programming
    interests.............          --           --           --           --     490,213          --          --
  Minority interest.......          --      (14,776)     (17,215)     (21,671)    (14,028)         --          --

                                                          RAINBOW MEDIA ENTERPRISES
                            -------------------------------------------------------------------------------------
                               SIX MONTHS ENDED
                                   JUNE 30,                            YEARS ENDED DECEMBER 31,
                            -----------------------   -----------------------------------------------------------
                               2004         2003         2003         2002        2001        2000       1999(A)
                            ----------   ----------   ----------   ----------   ---------   ---------   ---------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Miscellaneous, net......         (27)        (218)        (243)        (145)       (533)        236        (134)
                            ----------   ----------   ----------   ----------   ---------   ---------   ---------
Income (loss) before
  extraordinary item and
  income taxes............     (90,044)      11,331      (60,812)      50,662     360,977     (81,283)    (44,283)
Income tax benefit
  (expense)...............       2,788       (4,371)      23,458      (20,015)   (109,215)         --          --
                            ----------   ----------   ----------   ----------   ---------   ---------   ---------
Income (loss) before
  extraordinary item......     (87,256)       6,960      (37,354)      30,647     251,762     (81,283)    (44,283)
Extraordinary loss on
  investment, net of
  taxes...................      (7,820)          --           --           --          --          --          --
                            ----------   ----------   ----------   ----------   ---------   ---------   ---------
Net income (loss).........  $  (95,076)  $    6,960   $  (37,354)  $   30,647   $ 251,762   $ (81,283)  $ (44,283)
                            ==========   ==========   ==========   ==========   =========   =========   =========
INCOME (LOSS) PER SHARE:
BASIC NET INCOME (LOSS)
  PER COMMON SHARE
  Net income (loss).......
  Basic weighted average
    common shares (in
    thousands)............
                            ----------   ----------   ----------   ----------   ---------   ---------   ---------
DILUTED NET INCOME (LOSS)
  PER COMMON SHARE........
  Net income (loss).......
  Diluted weighted average
    common shares (in
    thousands)............
                            ----------   ----------   ----------   ----------   ---------   ---------   ---------
CASH DIVIDENDS DECLARED
  PER COMMON SHARE(b).....          --           --           --           --          --          --          --
                            ----------   ----------   ----------   ----------   ---------   ---------   ---------
BALANCE SHEET DATA:
Total assets..............  $1,903,437   $1,267,988   $1,655,022   $1,240,021   $ 737,946   $ 626,037   $ 696,628
Bank debt.................          --       35,000           --           --          --     359,322     319,147
Capital lease
  obligations.............       4,448        7,609        6,068        9,076      11,799      13,993      16,193
Combined group equity
  (deficiency)............     799,987      200,918      792,596      249,206     136,425    (193,897)    (52,285)

---------------

(a) The investigation into improper expense recognition referred to in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Investigation" identified certain operating expenses that were improperly recognized in 1999 and should have been recognized in 2000 and later periods. As part of the restatement of Cablevision's financial statements for 2000 and later periods, Cablevision recorded those expenses in the appropriate period. However, Cablevision did not restate the 1999 financial statements to remove those expenses because the investigation into the improper expense accruals did not extend to periods prior to 1999. Cablevision did not have sufficient data to appropriately adjust the 1999 results to include in that year expenses that may have been improperly accelerated in earlier periods.

(b) The Company made cash distributions to Cablevision, Rainbow Media Holdings and Metro-Goldwyn-Mayer, Inc. aggregating $18.4 million, $283.0 million, $115.0 million, $6.7 million, $70.0 million, and

     $125.0 million in the six months ended June 30, 2003 and the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively. Following the Distribution, the Company does not intend to pay cash dividends on any class of its common stock.

                         SUMMARY OF OUR DEBT FINANCING

     On August 20, 2004, our wholly-owned subsidiary, Rainbow National Services LLC, or "RNS," which owns our three national programming services -- AMC, WE and IFC put in place a $950 million senior secured credit facility ($350 million of which is a revolving credit facility and $600 million of which is a term loan facility) and issued $300 million aggregate principal amount of 8 3/4% senior notes due 2012 and $500 million aggregate principal amount of 10 3/8% senior subordinated notes due 2014, or, collectively, the "Notes." The terms of the senior secured credit facility and the Notes are described under "Our Debt Financing."

     RNS distributed approximately $1,366.1 million of the net proceeds from the $600 million term loan borrowing and the $800 million Notes offerings to Rainbow Media Enterprises. We, in turn, distributed approximately $704.9 million to our existing parent company, Rainbow Media Holdings LLC, or "RMH", which used those funds to repay all of its borrowings under its credit facility. The facility was cancelled concurrent with the repayment and the guarantees of such facility that had been issued by AMC, WE and IFC were discharged. We will use the remaining portion of the funds distributed to us by RNS of approximately $661.2 million to invest primarily in Rainbow DBS and, to a lesser extent, in certain developing Rainbow Programming businesses.

     As a result of these financings we are highly leveraged. We may also require additional funding in the future which may be unavailable. This high leverage, together with our future financing needs, pose risks to us and investors in our securities. See "Risk Factors -- General Risks -- Our Substantial Debt and High Leverage Could Adversely Affect Our Business" and "-- We Will Need Additional Financing to Operate Our Business and Our Funding Needs May Be Higher Than Anticipated."

                            ACCOUNTING INVESTIGATION

     On June 18, 2003, Cablevision announced that an internal review initiated by Cablevision had identified improperly recorded expenses at the national services division of Cablevision's Rainbow Media Holdings subsidiary. These national services include AMC, IFC and WE, all of which are now part of our Rainbow Programming business. At the time of the June 18, 2003 announcement, the review had found that $6.2 million of expenses for 2003 were accelerated and improperly accrued or expensed in 2002, rather than 2003. All but $1.7 million of that pretax amount was identified and reversed prior to the release of the Cablevision's 2002 results.

     Cablevision also announced on June 18, 2003 that its Audit Committee had retained Wilmer Cutler Pickering LLP to conduct an investigation of the matter. Wilmer Cutler Pickering LLP subsequently retained PricewaterhouseCoopers LLP as forensic accountants.

     In August 2003, Cablevision announced that Wilmer Cutler Pickering LLP reported to the Audit Committee and management of Cablevision that its investigation to that date had identified, in addition to the amounts announced by Cablevision on June 18, 2003, improperly recognized expenses at the original productions units within AMC and WE business units of the national services division of Rainbow Media Holdings and that pretax amounts that should have been expensed in 2003 that were expensed in earlier years equaled approximately $3.4 million.

     In November 2003, Wilmer Cutler Pickering LLP reported that it had substantially completed its detailed review of year-end expenses that may have been improperly accelerated. With respect to Rainbow Media Holdings, Wilmer Cutler Pickering LLP had reported that it had identified, in addition to the amounts reported in June and August 2003, additional improperly accelerated expenses at AMC and WE and at most other business units within Rainbow Media Holdings. For AMC and WE, the additional pretax amounts that should have been expensed in 2003 and later periods that were expensed in earlier years equaled approximately $3.9 million, and for the other Rainbow Media Holdings businesses equaled approximately $5.2 million.

     Certain payments and accruals were improperly recognized as expenses of the period when services had not yet been rendered or liabilities had not yet been incurred. Such expenses related primarily to sales and marketing, original production and event production activities. The improper recognition of sales and marketing expenses related primarily to promotional activities that had not yet occurred and affiliate promotional activities that were not yet complete. The original production accelerations resulted from recording as expense certain transactions related to services that had not yet been performed by vendors involved in the production process. The event production accelerations resulted from the recording, as expense, of items related to future events such as trade shows that had not yet occurred. In substantially all cases, these items were improperly recorded as expenses on the basis of vendor invoices that inaccurately or inadequately described the period in which services were rendered, and which were inappropriately approved by business unit personnel.

     In March 2004, Wilmer Cutler Pickering LLP reported that its investigation of improper expense recognition was complete. The investigations into these matters by the Securities and Exchange Commission and the U.S. Attorney's Office for the Eastern District of New York are continuing. In July and August, 2004, Cablevision provided information to the staff of the Securities and Exchange Commission with respect to certain of its previous restatement adjustments relating to the timing of recognition of launch support, marketing and other payments under affiliation agreements. Cablevision has disclosed that it recorded, as part of its restatement, adjustments to operating expenses relating to the timing of recognition of launch support, marketing and other payments under affiliation agreements which increased (decreased) operating income by ($2,202,000), ($21,573,000), $5,030,000 and ($4,395,000) in 2002, 2001, 2000 and
1999, respectively. These adjustments (i) reversed decisions concerning the periods in which certain launch support, marketing and other payments under affiliation agreements were recognized and (ii) as to two other related affiliation agreements, reversed the decision that was originally made to amortize launch support payments over the term of just one of the agreements and, instead, to amortize those payments over the full term of both related agreements. None of these adjustments related to the combined financial statements of Rainbow Media Enterprises.

     As a result of the accounting investigation, in March 2004, Cablevision restated certain of its previously issued consolidated financial statements. The combined financial statements of Rainbow Media Enterprises included in this information statement have not been restated because combined financial statements of Rainbow Media Enterprises had never been issued prior to the restatements by Cablevision. To the extent that adjustments included in the Cablevision restatement were relevant to our combined financial statements, their impact is reflected in our combined financial statements. The following table sets forth the nature and amount of the restatement adjustments to Cablevision's consolidated statements of operations for the years ended December 31, 2002, 2001, 2000 and 1999 that also applied to, and are reflected in, our combined financial statements.

                                                    EFFECT OF CABLEVISION RESTATEMENT ADJUSTMENTS
                                                             ON RAINBOW MEDIA ENTERPRISES
                                                   ------------------------------------------------
                                                      2002         2001        2000       1999(A)
                                                   ----------   ----------   ---------   ----------
                                                                (DOLLARS IN THOUSANDS)
Effect on net income:
  Acceleration of expenses, net(b)...............   $(1,817)     $  (566)     $2,548       $  --
  Other expenses, net (c)........................    (1,000)       1,000          --          --
  Minority interest, including effect of
     adjustments (d).............................       498       (1,641)         --          --
  Income tax benefit (expense) (e)...............       904         (523)         --          --
                                                    -------      -------      ------       -----
  Increase (decrease) in net income..............   $(1,415)     $(1,730)     $2,548       $  --
                                                    =======      =======      ======       =====
  Increase (decrease) in operating income........   $(2,817)     $   434      $2,548       $  --
                                                    =======      =======      ======       =====

---------------

(a) The investigation into improper expense recognition referred to in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Investigation" identified certain operating expenses that were improperly recognized in 1999 and should have been recognized in 2000 and later periods. As part of the restatement of Cablevision's financial statements for 2000 and later periods, Cablevision recorded those expenses in the appropriate period. However, Cablevision did not restate the 1999 financial statements to remove those expenses because the investigation into the improper expense accruals did not extend to periods prior to 1999. Cablevision did not have sufficient data to appropriately adjust the 1999 results to include in that year expenses that may have been improperly accelerated in earlier periods.

(b) Reflects adjustments for certain payments and accruals that were improperly recognized as expenses of a period in which services had not yet been rendered or liabilities had not yet been incurred. Such expenses related primarily to sales and marketing, original production and event production activities. The improper recognition of sales and marketing expenses related primarily to promotional activities that had not yet occurred and affiliate promotional activities that were not yet complete. The original production accelerations resulted from recording as expense certain transactions related to services that had not yet been performed by vendors involved in the production process. The event production accelerations resulted from the recording, as expense, of items related to future events such as trade shows that had not yet occurred. In substantially all cases, these items were improperly recorded as expenses on the basis of vendor invoices that inaccurately or inadequately described the period in which services were rendered, and which were inappropriately approved by business unit personnel.

(c) Consists of an error made with respect to the timing and amount of the termination of a contractual obligation.

(d)  Represents the effect of all restatement adjustments on minority interests.

(e) Reflects the net impact of the adjustments on Rainbow Media Enterprises' income tax expense.

                                THE DISTRIBUTION

GENERAL

     The board of directors of Cablevision has approved the distribution of all of the outstanding shares of our Class A Common Stock to the holders of Cablevision NY Group Class A Common Stock and all of the outstanding shares of our Class B Common Stock to the holders of Cablevision NY Group Class B Common Stock. We refer to this distribution of securities as the "Distribution." In the Distribution, each holder of Cablevision common stock will receive a dividend of
one share of our common stock for every           shares of Cablevision common
stock held on November   , 2004, which will be the record date.

MANNER OF EFFECTING THE DISTRIBUTION

     The general terms and conditions relating to the Distribution are set forth in the Distribution Agreement between us and Cablevision. Under the Distribution Agreement, the Distribution will be effective at 11:59 p.m. on the Distribution
date, November   , 2004. For most Cablevision stockholders who own Cablevision common stock in registered form on the record date, our transfer agent will credit their shares of our common stock to book entry accounts established to hold these shares. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Cablevision common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders' accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the Distribution, stockholders whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

     CABLEVISION STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF CABLEVISION COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF CABLEVISION STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND CABLEVISION STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

     Fractional shares of our common stock will not be issued to Cablevision stockholders as part of the Distribution or credited to book entry accounts. In lieu of receiving fractional shares, each holder of Cablevision common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which may be taxable to such holder. An explanation of the tax consequences of the Distribution can be found below in the section captioned "U.S. Federal Income Tax Consequences of the Distribution." The distribution agent will, as soon as practicable after the Distribution date, aggregate fractional shares of our Class A Common Stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to Cablevision NY Group Class A stockholders otherwise entitled to fractional interests. The amount of such payment will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the Distribution date. Fractional shares of our Class B Common Stock will be cancelled and the holder will receive a cash payment equal to the value of such fractional share based upon the closing price of our Class A Common Stock on the date of the Distribution.

     As described under "Executive Compensation -- Treatment of Outstanding Options, Rights, Restricted Stock and Performance Awards," in connection with the Distribution each outstanding option to acquire Cablevision NY Group Class A Common Stock will become two options: an option to acquire Cablevision NY Group Class A Common Stock and an option to acquire our Class A Common Stock. The existing exercise price will be allocated between the existing Cablevision option and our new option based on the respective market prices of the Cablevision NY Group Class A Common Stock and our Class A Common Stock. Outstanding stock appreciation rights will be treated in the same way. Any unvested Cablevision options and rights will continue to vest in accordance with their terms and Cablevision's employees who become our employees in the Distribution will not be treated as having terminated their employment for vesting purposes so long as they remain employed by Cablevision or an affiliate of Cablevision. We will be an affiliate of Cablevision following the Distribution. In the Distribution, restricted shares of our Class A Common Stock will be issued in respect of Cablevision restricted stock and both Cablevision's employees and our employees will continue to vest in both restricted shares as long as they are employed by Cablevision or an affiliate of Cablevision. We will not be regarded as a competitive entity for purposes of the non-compete provisions contained in our employees' award agreements with Cablevision.

     In order to be entitled to receive shares of our common stock in the Distribution, Cablevision stockholders must be stockholders of record of Cablevision common stock at the close of business on the record date, November
  , 2004.

REASONS FOR THE DISTRIBUTION

     Cablevision's board of directors has determined that separation of our businesses from Cablevision's other businesses is in the best interests of Cablevision and its stockholders. We expect that the separation will allow us and Cablevision in the aggregate to enhance the ability to efficiently finance capital requirements, reduce uncertainties associated with the receipt of additional future financing and allow both Cablevision and us, in the aggregate, to achieve substantial cost savings. In addition, we and Cablevision believe that investors in our Rainbow DBS business will require a higher rate of return than investors in Cablevision's core businesses and, conversely, that investors in such businesses are not willing to accept the risks associated with our Rainbow DBS business. Funding our Rainbow DBS business within Cablevision would have significant negative implications on Cablevision's leverage, credit ratings, access to capital, cost of capital and stock price. As a result, we and Cablevision believe that the Distribution will allow the companies in the aggregate to more efficiently finance their respective capital requirements by allowing investors to more accurately target their investment returns and related risk exposures. We and Cablevision believe that the resulting efficiency should, in the aggregate, produce cost savings. In addition, the separation should allow us and Cablevision to pursue the strategies we each deem appropriate for our respective businesses.

     The Distribution will also provide both Cablevision and us with a more focused equity-based compensation arrangement, allowing both companies to more effectively attract and retain key employees. Additionally, the separation will allow us to focus greater management attention and resources on our businesses, which are very different from most of Cablevision's remaining businesses. Cablevision will similarly benefit by being able to focus on its core cable, telecommunications, regional sports and entertainment assets and their respective growth opportunities.

RESULTS OF THE DISTRIBUTION

     After the Distribution, we will be a public company owning and operating what were previously Cablevision programming assets, its Rainbow DBS business and its motion picture exhibition business. Immediately after the Distribution,
we expect to have approximately           holders of record of our Class A
Common Stock and           holders of record of our Class B Common Stock and
approximately           shares of Class A Common Stock and           shares of
Class B Common Stock outstanding, based on the number of record stockholders and
outstanding shares of Cablevision common stock on November   , 2004 and after
giving effect to the delivery to stockholders of cash in lieu of fractional shares of our common stock. The actual number of shares to be distributed will be determined on the record date. You can find information regarding options to purchase our common stock that will be outstanding after the Distribution in the section captioned, "Executive Compensation -- Treatment of Outstanding Options, Rights, Restricted Stock and Performance Awards." We and Cablevision will both be controlled by Charles F. Dolan, our Chairman, members of his family and certain related family entities.

     Prior to the Distribution, we will enter into several agreements with Cablevision (and certain of its subsidiaries and affiliates) in connection with, among other things, employee benefits, tax, interim services and a number of on-going commercial relationships. We will also enter into affiliation agreements with certain of the cable programming businesses that will be retained by Cablevision, including fuse, MSG Network and various other regional/sports programming networks and our Mag Rack, Uncensored On Demand and World Picks services will enter into affiliation agreements with Cablevision. RNC has entered into services agreements with certain programming services of Cablevision.

     The Distribution will not affect the number of outstanding shares of Cablevision common stock or any rights of Cablevision stockholders.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     The following is a summary of the material U.S. federal income tax consequences to us, Cablevision and Cablevision stockholders of the Distribution. This summary is not a complete description of those consequences and, in particular, may not address U.S. federal income tax considerations that affect the treatment of a stockholder who acquired Cablevision common stock pursuant to an employee benefit plan. Each stockholder's individual circumstances may affect the tax consequences of the Distribution. In addition, no information is provided herein with respect to tax consequences under applicable foreign, state, local or other laws. Consequently, each Cablevision stockholder is advised to consult his or her own tax advisor as to the specific tax consequences of the Distribution.

     Cablevision has received a ruling from the Internal Revenue Service, or the IRS, to the effect that the Distribution will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code, or the Code. Although private letter rulings are generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions. Cablevision and we are not aware of any facts or circumstances that would cause such representations and assumptions made to be untrue in any material respect.

     In connection with obtaining the ruling, Cablevision has obtained an opinion from Sullivan & Cromwell LLP regarding legal conclusions supporting certain representations made to the IRS. An opinion of counsel is not binding on the IRS or the courts. Further, the opinion of counsel is based on, among other things, current law and certain assumptions and representations as to factual matters made by Cablevision, which if incorrect in certain material respects, would jeopardize the conclusions reached by counsel in its opinion. Cablevision and we are not currently aware of any facts and circumstances that would cause such assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by counsel in its opinion.

     On the basis of the receipt of the ruling and the opinion we have received in connection therewith, and assuming that Cablevision common stock is a capital asset in the hands of a Cablevision stockholder on the Distribution date:

     - Except for any cash received in lieu of a fractional share of our common stock, a Cablevision stockholder will not recognize any income, gain or loss as a result of the receipt of our common stock in the Distribution.

     - A Cablevision stockholder's holding period for our common stock received in the Distribution will include the period for which that stockholder's Cablevision common stock was held.

     - A Cablevision stockholder's tax basis for our common stock received in the Distribution will be determined by allocating to that common stock, on the basis of the relative fair market values of Cablevision common stock and our common stock at the time of the Distribution, a portion of the stockholder's basis in his or her Cablevision common stock. A Cablevision stockholder's basis in his or her Cablevision common stock will be decreased by the portion allocated to our common stock.

       Within a reasonable period of time after the Distribution, Cablevision will provide its stockholders who receive our common stock pursuant to the Distribution with a worksheet for calculating their tax bases in our common stock and their Cablevision common stock.

     - The receipt of cash in lieu of a fractional share of our common stock will be treated as a sale of the fractional share of our common stock, and a Cablevision stockholder will recognize gain or loss equal to the difference between the amount of cash received and the stockholder's basis in the fractional share of our common stock, as determined above. The gain or loss will be long-term capital gain or loss if the holding period for the fractional share of our common stock, as determined above, is more than one year.

     - Neither we nor Cablevision will recognize gain or loss as a result of the Distribution.

     Even if the Distribution otherwise qualifies for tax-free treatment under
Section 355 of the Code, it may be disqualified as tax-free to Cablevision under
Section 355(e) of the Code if one or more persons acquire directly or indirectly stock representing a 50% or greater interest in Cablevision or us during the 4-year period beginning on the date which is 2 years before the date of the Distribution as part of a plan or series of related transactions that includes the Distribution. If such an acquisition of our stock or Cablevision's stock triggers the application of Section 355(e), Cablevision would recognize taxable gain as described above but the Distribution would be tax-free to each Cablevision stockholder. In certain circumstances, under the tax disaffiliation agreement between Cablevision and us, we would be required to indemnify Cablevision against that taxable gain if it were triggered by an acquisition of our stock. Please see "Certain Relationships and Related
Transactions -- Relationship Between Cablevision and Us After the
Distribution -- Tax Disaffiliation Agreement" for a more detailed discussion of the tax disaffiliation agreement between Cablevision and us.

     U.S. Treasury regulations require each Cablevision stockholder that receives shares of our stock in the Distribution to attach to the stockholder's U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the Distribution. Within a reasonable period of time after the Distribution, Cablevision will provide its stockholders who receive our common stock pursuant to the Distribution with the information necessary to comply with such requirement.

     EACH CABLEVISION STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISER ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

LISTING AND TRADING OF OUR COMMON STOCK

     There is not currently a public market for our common stock. We have applied for our Class A Common Stock to be listed on the New York Stock Exchange under the symbol "RM." Assuming such listing is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in our Class A Common Stock will end and regular-way trading will begin. "When issued trading" refers to trading which occurs before a security is actually issued. These transactions are conditional, with settlement to occur if and when the security is actually issued and the New York Stock Exchange determines transactions are to be settled. "Regular way trading" refers to normal trading transactions, which are settled by delivery of the securities against payment on the third business day after the transaction.

     We cannot assure you as to the price at which our Class A Common Stock will trade before, on or after the Distribution date. Until our Class A Common Stock is fully distributed and an orderly market develops in our Class A Common Stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our Class A Common Stock and Cablevision NY Group Class A Common Stock held by stockholders after the Distribution may be less than, equal to or greater than the trading price of the Cablevision NY Group Class A Common Stock prior to the Distribution. Our Class B Common Stock will not be listed on a securities exchange or publicly traded.

     The shares of our common stock distributed to Cablevision stockholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us or shares subject to contractual restrictions. People who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers, directors and significant stockholders. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. As described under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters -- Registration Rights," certain persons have registration rights with respect to our stock.

REASON FOR FURNISHING THIS INFORMATION STATEMENT

     This information statement is being furnished by Cablevision solely to provide information to stockholders of Cablevision who will receive shares of our common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We will not update the information in this information statement except in the normal course of our respective public disclosure obligations and practices.

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

                                  RISK FACTORS

     You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating us and our common stock.

RISKS RELATING TO OUR RAINBOW PROGRAMMING BUSINESS

  IF OUR NETWORKS' PROGRAMMING DECLINES IN POPULARITY, OUR ADVERTISING REVENUES COULD FALL AND OUR CONTRACTS WITH OUR DISTRIBUTORS MAY NOT BE RENEWED.

     The financial success of our programming business depends in part upon unpredictable and volatile factors beyond our control, such as viewer preferences, the strength of the advertising market, the quality and appeal of competing programming and the availability of other entertainment activities.

     A shift in viewer preferences could cause our programming to decline in popularity, which could cause a decline in advertising revenues and could jeopardize renewal of our contracts with distributors. We may not be able to anticipate and react effectively to shifts in tastes and interests in our markets. A decline in available advertising expenditures by advertisers could also cause a decline in advertising revenues regardless of a change in viewer preferences. In addition, our competitors may have more flexible programming arrangements, as well as greater volumes of production, distribution and capital resources, and may be able to react more quickly to shifts in tastes and interests. We cannot assure you that we will be able to maintain the success of any of our current programming, or generate sufficient demand and market acceptance for our new programming.

  WE ARE SUBJECT TO INTENSE PROGRAMMING COMPETITION

     The creation, acquisition and distribution of programming is a highly competitive business. Our networks compete with producers, distributors, licensors and merchandisers, many of whom are larger and have greater resources.

     Our networks compete with other video programming services for marketing and distribution by cable and other multichannel video programming distribution systems. In distributing a programming network, we face competition with other providers of programming networks for the right to be carried by a particular cable or other multichannel video programming distribution system and for the right to be carried by such system on a preferential "tier." See "Risk
Factors -- Risks Relating to Our Rainbow Programming Business -- We Depend Upon the Existence of Affiliation Agreements with a Limited Number of Distributors" and "-- We Compete with Other Companies in the Entertainment Industry."

     Our ability to compete with other programming networks for distribution may also be constrained because the cable television, DBS services or other distribution systems through which distribution is sought may be affiliated with other programming networks. Even if such affiliated cable television or DBS operators were to continue to carry our programming networks, there is no assurance that such cable television operators would not move our networks to less desirable tiers in the operators' service offerings while moving the affiliated programming network to a more desirable tier. New programming networks affiliated with desired broadcasting networks like NBC, ABC, CBS or Fox may also have a competitive advantage over our networks in obtaining distribution through the "tying" of carriage agreements for the programming networks with the cable system's right to carry the broadcasting network.

     An important part of our strategy involves exploiting identified niches of the cable television viewing audience that are generally well-defined and limited in size. Our networks have faced and will continue to face increasing competition obtaining content and distribution as other programming networks are launched that seek to serve the same or similar niches. Important to our success in each area of competition we face are the prices we charge for our programming networks, the quantity, quality and variety of the programming offered on our networks, and the effectiveness of the networks' marketing efforts. The competition for viewers in the context of non-premium programming networks is directly correlated with the competition for advertising revenues with each of our competitors.

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

  WE COMPETE WITH OTHER COMPANIES IN THE ENTERTAINMENT INDUSTRY

     We compete, in varying degrees, with other sources of programming and content, including off-air broadcast television, the Internet, radio, online services, print media, personal computers, motion picture theaters, DVDs and video cassettes, as well as leisure-time activities such as sporting and other events for total entertainment dollars in the marketplace.

     If we are unable to compete effectively with large diversified entertainment companies that have substantially greater resources than we have, our operating results and market share could be reduced, and the growth of our business inhibited.

  WE DEPEND UPON THE EXISTENCE OF AFFILIATION AGREEMENTS WITH A LIMITED NUMBER OF DISTRIBUTORS

     Our networks' success depends upon the existence of agreements with a limited number of cable television operators and other distributors. As of June 30, 2004, the top five distributors accounted for approximately 73% of the viewing subscribers for AMC, approximately 82% of the viewing subscribers for WE and approximately 86% of the viewing subscribers for IFC. DirecTV, Comcast and Time Warner each accounted for at least 10% of our 2003 net revenues. In addition, we have been subject to requests by distributors to make upfront payments in exchange for additional subscribers or to waive or accept lower subscriber fees if certain numbers of additional subscribers are provided. As an increasing proportion of our affiliate revenues are represented by a smaller number of distributors, pressure to accept lower subscriber fees may result. We also may help fund the distributors' efforts to market our channels or we may permit distributors to offer promotional periods without payment of subscriber fees. As of June 30, 2004, we had $100.7 million of deferred carriage fees, which represent payments of this type that we have made or will make and that will be amortized over time. As we continue our efforts to add subscribers, our subscriber revenue would be negatively affected by these subscriber acquisition fee expenses, discounted subscriber fees and other payments.

  SOME OF OUR NETWORKS' MATERIAL AFFILIATION AGREEMENTS WILL EXPIRE IN 2004 AND 2005 AND WE CANNOT ASSURE YOU THAT THEY WILL BE RENEWED

     Our networks have important affiliation agreements that will expire in 2004 and 2005. The affiliation agreements between DirecTV and EchoStar and each of AMC, IFC and WE expire at the end of 2004. DirecTV accounted for at least 10% of our 2003 net revenues. These affiliation agreements covered approximately 24%, 54% and 36% of the viewing subscribers of AMC, IFC and WE, respectively as of June 30, 2004. Failure to renew these affiliation agreements could have a material adverse effect on our business. We cannot assure you that, even if these affiliation agreements are renewed, the renewal rates will equal or exceed the rates that are currently being charged.

     In addition, certain parties have the right to terminate their affiliation agreements prior to the expiration of their term under certain circumstances. Furthermore, certain distributors that are satellite providers or cable television operators may decide not to renew their affiliation agreements for our national services for competitive reasons.

     Moreover, in some cases, if a distributor is acquired, the affiliation agreement of the acquiring distributor will govern following the acquisition. In those circumstances, the acquisition of a distributor that is party to one or more affiliation agreements with our networks on terms that are more favorable to us could adversely impact our business and results of operations.

  RISKS FROM OUR LITIGATION WITH TIME WARNER COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

     On November 14, 2003, AMC filed an action against Time Warner Entertainment, L.P. in New York State Supreme Court for declaratory relief and damages caused by Time Warner's anticipatory repudiation of its cable television affiliation agreement with AMC. AMC filed that action as a result of Time Warner's notice purporting to terminate the contract based upon its allegation that AMC had changed its programming. We believe the notice was improper. AMC is seeking a declaratory judgment that it is entitled to full performance of the agreement, and, at its option, is entitled to rescind the agreement and recover damages. Time Warner filed an answer and counterclaims in December 2003 that, among other things, seeks a declaratory judgment as to its right to terminate the affiliation agreement, an injunction requiring AMC to deliver a classic films channel and damages for an alleged breach of contract. The litigation is in the discovery phase, and we cannot predict when it will be resolved, what the outcome will be, nor what would be the consequences of such outcome on our revenues. This affiliation agreement with Time Warner covered approximately 15% of the viewing subscribers of AMC as of June 30, 2004. If we do not prevail in the litigation, our business will be materially and adversely affected.

  OUR NETWORKS' SUCCESS DEPENDS UPON THE AVAILABILITY OF PROGRAMMING THAT IS ADEQUATE IN QUANTITY AND QUALITY INCLUDING, IN PARTICULAR, FILMS

     Our networks' success depends upon the availability of programming that is adequate in quantity and quality. In particular, we depend upon the availability of films and television programming in our niche markets. Our networks are parties to film rights agreements giving the networks the right to carry certain films during certain window periods. These rights agreements expire at varying times and may be terminated by the other party if we are not in compliance with the terms of the agreement.

     We also compete with other networks to secure desired programming. Most of our programming is obtained through agreements with other parties that have produced or own the rights to such programming. Competition for this programming will increase as the number of programming networks increases. Other programming networks that are affiliated with programming sources such as movie or television studios, film libraries, or sports teams may have a competitive advantage over us in this area. Our competitors include national commercial broadcast television networks, local commercial broadcast television stations, the Public Broadcasting Service and local public television stations, pay-per-view programs and other cable programming networks. Some of these competitors have exclusive contracts with motion picture studios or independent motion picture distributors or own film libraries.

     We cannot assure you that we will ultimately be successful in negotiating renewals of our rights agreements or in negotiating adequate substitute rights agreements in the event that our rights agreements expire or are terminated. See also "Business -- Our Rainbow Programming Business -- Our Networks --
AMC -- Film Rights and Affiliation Agreements," "-- The Independent Film
Channel -- Film Rights and Affiliation Agreements" and "-- WE: Women's Entertainment -- Film Rights and Affiliation Agreements."

  OUR NETWORKS HAVE ENTERED INTO LONG-TERM PROGRAMMING ACQUISITION CONTRACTS THAT REQUIRE SUBSTANTIAL PAYMENTS OVER LONG PERIODS OF TIME

     Our networks have entered into numerous contracts relating to the acquisition of programming, including rights agreements with film companies. These contracts typically require substantial payments over extended periods of time. We must make the required payments under these contracts even if we don't use the programming.

  CERTAIN OF OUR FILM RIGHTS AGREEMENTS ARE NOT EVIDENCED BY EXECUTED AGREEMENTS AND COULD BE TERMINATED AT ANY TIME

     Certain film rights agreements that we are party to are not evidenced by executed agreements. For example, a portion of AMC's programming contracts with major film studios have not been executed. The reasons for not having an executed agreement vary. Often this situation results when the parties have reached a broad agreement on key terms and are unable to resolve other contract terms but both parties proceed to perform without finalizing the contract. We cannot assure you that we will be successful in negotiating definitive documentation of these agreements or that the counterparties will continue to honor their obligations. Loss of these agreements could have a material adverse effect on us.

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

  WE WILL INCUR SIGNIFICANT FUNDING REQUIREMENTS IN ORDER TO INTRODUCE NEW SERVICES AND ADAPT TO TECHNOLOGICAL CHANGE

     The cable and satellite television industries have been, and are likely to continue to be, subject to frequent introductions of new services and alternative technologies, including new technologies for providing video programming services, and rapid and significant technological change, including continuing developments in technology, such as digital technology, which do not presently have widely accepted standards.

     Our future success will depend, in part, on our ability to anticipate and adapt to technological changes and to offer, on a timely basis, services that meet customer demands and evolving industry standards. The introduction of new services may require us to obtain significant additional funding.

  GOVERNMENT INVESTIGATIONS ARE PENDING, THE SCOPE AND OUTCOME OF WHICH COULD HAVE A NEGATIVE IMPACT ON THE PRICE OF OUR SECURITIES AND OUR BUSINESS

     In June 2003, Cablevision reported that it had discovered certain improper expense accruals primarily at the national services division of Rainbow Media Holdings. These national services include AMC, IFC and WE, all of which are now part of our Rainbow Programming business. Following that announcement, Cablevision's Audit Committee retained Wilmer Cutler Pickering LLP to conduct an investigation into this matter. In addition, investigations were commenced by the Securities and Exchange Commission and the U.S. Attorney's Office for the Eastern District of New York. The governmental investigations are continuing. The matter has occupied and will continue to occupy a significant amount of attention from our management team. We are cooperating fully and intend to continue to do so. Any adverse developments in connection with this matter, including a determination that we have acted improperly, could have a material adverse effect on our stock price, including increased stock price volatility, and could negatively impact our business and our ability to raise additional funds in the future. As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Investigation," Wilmer Cutler Pickering LLP made recommendations with respect to improvements in internal controls. Certain of these recommendations have been implemented and others are in the process of being implemented. We and Cablevision believe that the measures that have been implemented have remedied the improper expense acceleration problems that are the subject of the accounting investigation. We and Cablevision are continuing to work to implement all of the remaining recommendations of Wilmer Cutler Pickering LLP and are committed not only to avoiding a recurrence of the improper expense accelerations but also to preventing any other type of conduct that could adversely affect the quality of our financial statements.

  OUR RAINBOW PROGRAMMING BUSINESS IS LIMITED BY REGULATORY CONSTRAINTS

     Although our programming business is generally not directly regulated by the Federal Communications Commission, or FCC, under the Communications Act of 1934, to the extent that regulations and laws, either presently in force or proposed, hinder or stimulate the growth of the cable television and satellite industries, our business will be affected. Certain FCC regulations, although imposed on cable television and satellite operators, affect us indirectly. FCC requirements such as closed-captioning of programming for the hearing impaired, limits on advertising in children's programming and prohibitions on obscene programming have been and are likely to continue to be passed on to us by cable television and satellite operators in our affiliation agreements. In addition, the FCC's implementation of statutory "must carry" obligations that require cable television and DBS operators to give broadcasters preferential access to channel space affects our business. Further, we anticipate that, at the time of the Distribution, some stockholders, including Charles F. Dolan, members of his family and related family entities, will own interests of five percent or more in both Cablevision and Rainbow Media Enterprises. Continuity of ownership of significant Cablevision stockholders in Rainbow Media Enterprises will mean that our programming services will continue to be subject to the "program access" provisions of federal law, which bar us from entering into exclusive contracts with cable television operators for the distribution of services delivered to cable headends by satellite and from discriminating in the prices, terms and conditions of sale or distribution of such services. It also could give rise to a claim that these requirements and limits also apply to satellite-delivered programming developed primarily for VOOM(SM).

     The regulation of cable television services and satellite carriers is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements must be anticipated. We cannot assure you that our programming business will not be adversely affected by future legislation, new regulation or deregulation.

  PIRACY OF OUR CONTENT AND THE IMPACT OF PERSONAL VIDEO RECORDERS COULD NEGATIVELY AFFECT OUR PERFORMANCE

     Piracy of our content by means of interception of cable and satellite transmissions or Internet peer-to-peer file sharing and the impact of personal video recorder "ad-stripping" functions on advertising sales and network branding could negatively affect our performance.

  IF OUR TECHNOLOGY FACILITY FAILS OR ITS OPERATIONS ARE DISRUPTED, OUR PERFORMANCE COULD BE HINDERED

     Rainbow Network Communications, or RNC, is using its technology facility for a variety of purposes, including signal processing, program editing, promotions and creation of programming segments to fill short gaps between featured programs, quality control, and live and recorded playback. Like other facilities, this facility is subject to interruption from fire, tornadoes, lightning and other unexpected natural causes. In addition, equipment failure, employee misconduct or outside interference could also disrupt the facility's services. We currently do not have a backup operations facility for our high-definition programming. Any significant interruption at our technology facility affecting the distribution of our programming could have an adverse effect on our operating results and financial condition.

RISKS RELATING TO OUR RAINBOW DBS BUSINESS

  WE HAVE EXPERIENCED OPERATING LOSSES AT RAINBOW DBS AND EXPECT TO DO SO FOR THE FORESEEABLE FUTURE. WE CANNOT BE CERTAIN THAT WE WILL ACHIEVE OR SUSTAIN OPERATING PROFITABILITY OR POSITIVE CASH FLOW FROM OPERATING ACTIVITIES

     During the first and second quarters of 2004, our Rainbow DBS business experienced operating losses of approximately $36.0 million and $61.6 million, respectively, on revenues in those periods of $1.0 million and $2.7 million, respectively. Our ability to operate our Rainbow DBS business successfully and our ability to achieve acceptable financial performance cannot be assured. Successful performance will depend largely upon our ability to establish and retain a very large customer base with a viable price structure and to effectively manage our costs and control subscriber "churn," which is the rate at which subscribers terminate service. The principal challenge for our Rainbow DBS business is to attract a sufficient subscriber base to reach and exceed a break-even point and to do so with subscriber acquisition and other costs that are within our funding capabilities. We cannot assure you that we will be effective with regard to these matters. Our financial performance will affect the market value of our common stock and other securities. Due to the substantial expenditures necessary to complete construction, launch and deployment of our direct broadcast satellite and introduction of our Rainbow DBS service to consumers, our Rainbow DBS business has sustained significant losses and will continue to sustain significant losses for the foreseeable future.

     We will need to continue to invest funds in our Rainbow DBS business to support its operations, including funding the shortfall between revenues and expenses. If we are unable to rapidly grow the number of subscribers to our VOOM(SM) service and do so without incurring unexpectedly high subscriber acquisition costs, we may not be able to obtain sufficient funding to continue to operate our Rainbow DBS business. Rainbow DBS will also have significant funding requirements as it seeks to meet milestone obligations associated with FCC authorizations to launch five Ka-band satellites and to build out the infrastructure needed to capitalize on FCC authorizations to provide multichannel video distribution and data services, or MVDDS, in 46 metropolitan areas in the United States. Similarly, significant funding will be required to meet FCC milestone obligations relating to Ku-band frequencies at two new orbital locations for which Rainbow DBS was the successful bidder at a July 2004 auction. We may be unable to raise the necessary financing to fund all of these costs.

  CUSTOMERS MAY NOT FIND OUR SERVICES TO BE ATTRACTIVE

     Ultimately our success will depend upon our ability to convince a large number of consumers to order our service and thus attract a sufficient subscriber base to reach and exceed a break-even point, and to do so with subscriber acquisition and other costs that are within our funding capabilities. We have no history of being able to do this. Through the end of September 2004, we had attracted fewer subscribers than we anticipated and have lost more subscribers than we expected. As of September 30, 2004 we had approximately 26,000 activated customers, with an additional 1,250 customers awaiting installation. Our number of subscribers declined in each of August and September, 2004. Since our launch in October 2003 through the end of September 2004, approximately 32% of the customers who had activated our service subsequently terminated the service. In August and September, 2004, our churn rate -- the number of disconnected customers divided by the average number of activated customers during the month was 11% and 9%, respectively. We did not deactivate any accounts for nonpayment prior to October, 2004. If we had deactivated accounts that were 90 days or more past due at the end of each month, the churn rates would have been 16% and 13%, in August and September, respectively, and our cumulative disconnects as a percentage of customers who activated the service since we began operations would have been 39% through the end of September.

     To be successful, we must increase substantially and continuously the rate at which we add new customers. We experienced an upward trend in new customer additions in April, May and June, 2004. However, the rate at which we added new customers declined in July, August and September. We believe that this decline is attributable primarily to our decision to scale back direct advertising beginning in June, when it became apparent that we could not efficiently install a growing number of customers, and to our decision, effective August 1, 2004, to increase our consumer pricing and to eliminate our "no-money down" equipment rental program. Unless we are able to reverse this trend and grow our customer base quickly and significantly, we are unlikely to have a successful DBS business.

     On April 23, 2004, we entered into an agreement with SES Americom, Inc. to lease 13 transponders as of October 1, 2004 and three transponders as of January 1, 2005 on its Americom-6 satellite, which is located at 72(degree) W.L. We expect to use this transponder capacity to significantly increase the number of high definition and standard definition channels we offer our subscribers beginning late in the first quarter of 2005. Because of the orbital positions of the Americom-6 satellite and our existing Rainbow 1 satellite, which is located at 61.5(degree) a subscriber will be unable to access the signal from both satellites with a single 18" antenna of the type we have installed and are currently installing but both could be accessed with a single elliptical satellite antenna that will be approximately 35" wide by 20" high or with the 18" antenna plus a second antenna that would receive the signal from Americom-6. The size and other specifications of the second antenna have not yet been determined. The Company has not finalized its plans for implementing the use of the new satellite capacity, for the installation of the new larger antennas for new customers or for the switch over of existing customers to the new larger antennas or the addition of a second antenna. We are required to make lease payments to SES Americom even though we are not using these transponders.

  WE HAVE A LIMITED PERIOD IN WHICH TO ESTABLISH OUR BRAND AND A LARGE CUSTOMER BASE

     We are currently offering more high-definition programming than any other cable or satellite provider. While we hope to continue to develop new high-definition offerings, some of which may be exclusive to us, we expect that at some point high-definition programming will largely replace standard definition offerings as the prevalent form of programming for all providers. Accordingly, we will have a limited period of time in which to exploit our high-definition programming advantage to establish our brand and a large base of subscribers. There can be no assurance that we will be able to do so.

  WE COULD BE ADVERSELY AFFECTED BY HARDWARE AND SOFTWARE PROBLEMS

     Following the launch of our VOOM(SM) service in October 2003, we encountered operational problems with our satellite receivers. We believe that most of these problems have been eliminated but, because our hardware and software are new, we continue to encounter operational issues that need to be addressed and resolved, and we expect that we will continue to encounter problems in the future. In particular, it is likely that we will face operational issues when we transition our compression technology from MPEG-2 to MPEG-4, which is expected to occur no earlier than September 2005 for standard definition programming and sometime early in 2006 for high definition programming of 2005.

  WE HAVE EXPERIENCED INSTALLATION PROBLEMS

     We do not have our own dedicated installation capability. We contract for installation with a vendor that operates a national installation service that currently provides equipment installation services to certain other DBS and cable service providers as well as home theater installation services for a number of retailers. We have experienced some installation problems with our over-the-air antenna, a standard part of our package. In May 2004, as the number of scheduled installations began to ramp up as a result of our increased marketing efforts, we found that our installation infrastructure could not provide timely installation. As a result, in June we began to scale back our direct marketing efforts in order to reduce our backlog of customers awaiting installation and thereby reduce the time between receipt of an order and installation. Over the past several months we have been reassessing our logistics and installation infrastructure to be able to handle an increase in installation volume. To be successful, we will need to have the capability to quickly install numbers of customers significantly in excess of the number of installations that created problems for us in June and July.

  CONTINUED HIGHER THAN ANTICIPATED SUBSCRIBER ACQUISITION COSTS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE

     We have experienced significantly higher per subscriber acquisition costs than we originally expected. These high costs have been heavily influenced by the relatively low number of new subscribers and by high advertising costs relative to the number of subscribers added. We must significantly reduce these costs over time to meet our long-term estimates and to be within our funding capabilities. We currently are unable to estimate our future subscriber acquisition costs. Future subscriber acquisition costs will depend upon how successful we are in attracting subscribers, which will allow us to spread certain costs over a larger base of new subscribers, and will also depend upon the extent to which we need to offer subscribers subsidies, such as incentives to purchase receiver systems or free hardware installation. Our subscriber acquisition costs will also be affected by the extent to which we can obtain additional retail distribution channels for our service which would allow us to reduce our reliance upon direct marketing. For additional information on subscriber acquisition costs see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Three and Six Months Ended June 30, 2004 Versus Three and Six Months Ended June 30, 2003."

  WE FACE RISKS ASSOCIATED WITH THE CREDIT OF OUR CUSTOMERS

     Our success depends upon our ability to collect monthly programming and other charges from our customers. Because we offered free service until March 31, 2004 and because we offered a "no-money down" equipment rental option until August 1, 2004, we have a large number of installed customers who have never made any payments to us or who are otherwise not current in their payments to us. Our existing subscriber management and billing system does not allow us to track payment delinquencies in an accurate and timely manner. We are in the process of upgrading that system to permit us to do so. In October 2004, we began to terminate service to customers based upon payment delinquency.

  HIGH SUBSCRIBER TURNOVER COULD AFFECT OUR FINANCIAL PERFORMANCE

     Our ability to successfully operate our Rainbow DBS business depends upon our ability to attract and retain subscribers. Since our launch in October 2003 and through the end of September 2004, approximately 32% of the customers who had activated our service subsequently terminated the service. In August and September, 2004, our churn rate -- the number of disconnected customers divided by the average number of activated customers during the month was 11% and 9%, respectively. We did not deactivate any accounts for nonpayment prior to October 2004. If we had deactivated accounts that were 90 days or more past due at the end of each month, the churn rates would have been 16% and 13%, in August and September, respectively, and our cumulative disconnects as a percentage of customers who activated the service since we began operations would have been 39% through the end of September. Reducing our customer churn to an acceptable level and maintaining that level will be critical factors in achieving our business plan. If our churn rate remains at higher than expected levels, our financial performance will be materially adversely affected and our business may not be successful. There can be no assurance that our churn rate will decrease over time to an acceptable level. Our churn rate has increased sharply in recent months. We believe this increase is primarily due to (i) disconnects by customers who took advantage of our "no money down" offer and subsequently terminated the service; (ii) disconnects by customers who were not satisfied with the availability of off-air signals; and (iii) disconnects by customers who did not receive all of the cable channels they expected to receive. Since we first began to disconnect customers in October for nonpayment, our churn rate for October will be disproportionately high because we will be disconnecting customers who would have been disconnected in August and September based upon a policy of disconnecting customers who are 90 days or more delinquent in payment.

  LOCAL BROADCAST TELEVISION SIGNALS ARE NOT ALWAYS AVAILABLE ON OUR SERVICE, WHICH HAS BEEN AN OBSTACLE IN SELLING OUR SERVICE AND HAS LED TO HIGH SUBSCRIBER CHURN

     Our VOOM(SM) service does not provide satellite delivered local broadcast television signals. Instead, we provide access to these local digital broadcast channels through an off-air antenna that is included in our basic equipment package. This antenna provides access to digital signals, not to analog signals. Not all local stations provide digital signals at this time. Others offer such signals only at certain times of the day and at varying power levels. By not providing satellite delivered local broadcast signals, we are able to save bandwidth for other programming, particularly high-definition programming. It also saves us the expense associated with obtaining the right to retransmit the signals of television stations and the expense of transmitting the local signal to our uplink facility for retransmission to customers. Our business model assumed that customers would receive their local signals through the off-air antenna that was included in our basic equipment package. We have found that this is not always the case, particularly in areas where off-air signals are weak, in areas where the local stations are not provided in digital format all day or at all or at consistent power levels, and in cases where there are particular customer problems such as inadequate line of sight to the signal or poor installation. We have found through surveys of customers who deactivate the service that poor reception of local signals is a significant cause of our higher than anticipated churn rate.

     As discussed under "Business -- Our Rainbow DBS
Business -- Regulation -- Specific Communications Act Provisions -- Availability of Digital Broadcast Television Signals," the FCC established a schedule for television broadcasters to begin digital operations that required the completion of construction of digital facilities by May 2003. The FCC has provided numerous exceptions and waivers so that a number of stations are not providing digital broadcast signals throughout their service area, 24 hours a day or at all. As a result, many of our subscribers do not have access to local broadcast signals.

     Our two principal DBS competitors and our cable television system competitors provide local broadcast signals which gives them a competitive advantage over us.

     If we are unable to address this problem, our ability to attract and retain subscribers would be adversely affected.

  OUR RAINBOW DBS BUSINESS BENEFITS FROM THE "PROGRAM ACCESS" PROVISIONS OF THE 1992 CABLE ACT

     Under the 1992 Cable Act and the FCC's rules, cable television operator-affiliated programmers generally must offer satellite-delivered programming they have developed to all multi-channel video programming distributors on non-discriminatory terms and conditions. The 1992 Cable Act and the FCC's rules also prohibit some types of exclusive programming contracts. We purchase a substantial percentage of our programming from cable television operator-affiliated programmers. Any change in the FCC's rules to permit the cable industry or cable television operator-affiliated programmers to discriminate against competing businesses, such as ours, in the sale or distribution of programming could adversely affect our ability to acquire programming at all or to acquire programming on a cost-effective basis.

  WE FACE INTENSE COMPETITION FROM DIRECT BROADCAST SATELLITE, CABLE TELEVISION AND OTHER SYSTEM OPERATORS, WHICH COULD AFFECT OUR ABILITY TO GROW AND INCREASE EARNINGS

     Rainbow DBS is operating in an intensely competitive industry. See "Business -- Our Rainbow DBS Business -- Competition" for detailed information about each of the categories of competitors we face. There can be no assurance that we will be able to successfully compete. If we are unable to do so, our financial performance will be materially adversely affected and our business may not be successful.

     OTHER DBS OPERATORS AND DIRECT-TO-HOME SATELLITE SYSTEM OPERATORS

     Major DBS Competitors. Our primary DBS competitors are DirecTV and EchoStar Communications, which have operated in the subscription television industry since 1994 and 1996, respectively.

     DirecTV has eight satellites, one of which is leased to Telesat Canada to assist Canadian companies in the provision of DBS service to Canadian consumers. DirecTV is currently transmitting over 46 DBS frequencies that are capable of full coverage of the contiguous United States. As of June 2, 2004, DirecTV reported that it distributed more than 850 digital video and audio channels. Over 325 of those channels are distributed to the contiguous United States; the remainder are regional and local channels with DirecTV customers receiving only the regional and local channels available in their home markets. DirecTV has reported that it had approximately 13.0 million subscribers as of June 30, 2004, including approximately 1.4 million subscribers through members and affiliates of the National Rural Telecommunications Cooperative. Furthermore, on December 22, 2003, News Corp. completed a transaction to acquire control of the parent company of DirecTV (since, renamed DirecTV Group, Inc.). The transaction creates a strategic relationship that could improve DirecTV's competitive capabilities by drawing on resources available from and experience gained in markets around the world. In addition, due to News Corp.'s substantial programming assets, there is a risk that the combined company could make it more difficult for competitors, such as Rainbow DBS, to obtain popular programming. This could have a negative impact on our ability to successfully enter the market.

     EchoStar, which operates the Dish Network, has in-orbit nine satellites, and has the right to use FCC licenses covering 102 DBS frequencies. According to publicly available information, EchoStar has the capability to offer more than 1,000 video and audio channels. A portion of those channels is distributed to the contiguous United States; the remainder are regional and local channels, with EchoStar customers receiving only the channels available in their home markets. EchoStar reported that, as of June 30, 2004, the Dish Network had approximately 10.125 million subscribers.

     Both EchoStar and DirecTV currently offer high-definition DBS channels which compete directly with Rainbow DBS, in addition to their standard definition DBS channels, which also compete with Rainbow DBS. Both DirecTV and EchoStar have new satellites in the process of being constructed and delivered. DirecTV announced on September 8, 2004 the planned launch of four new Ka-band satellites which it states will permit it to offer 500 local HD channels beginning in 2005 and, beginning in early 2007, 1,000 additional local high-definition channels and 150 national high-definition channels.

     EchoStar and DirecTV also have a highly-developed sales and distribution system. Their satellite receivers are sold in a significantly greater number of retail outlets than ours. As a result of this and our limited operating history, our equipment, and consequently our programming services, will be less well known to consumers than those of our largest DBS competitors. This could result in lower consumer acceptance of our services and equipment and require more advertising for consumer awareness than is currently anticipated. Furthermore, this lower acceptance of our equipment and services could suppress retailer interest in our equipment and thus limit our ability to reach potential new subscribers.

     Our satellite receiver is more expensive than the satellite receivers used by our DBS competitors. This greater cost will result in higher equipment charges to our customers to the extent we pass this cost to them or higher costs for us to the extent we subsidize the cost of the receivers.

     DirecTV and EchoStar are, and will be for the foreseeable future, in an advantageous position with regard to operational sophistication, market entry, programming, and possibly, volume discounts for programming offers.

     EchoStar has entered into a partnership with SBC and DirecTV has entered into arrangements with Bell South and with Verizon that provide them with enhanced marketing opportunities that are currently not available to us.

     Ka-Band Capabilities. Both EchoStar and DirecTV Group, Inc. have announced that they are in the process of launching and operating Ka-band geostationary satellites. We have authority to construct, launch and operate five FSS, Ka-band communications satellites that could be used to provide additional services, including data and video applications. The continued validity of the Ka-band licenses and authorizations are subject to certain requirements, including the requirement to construct and launch satellites according to specific milestones and deadlines. We anticipate that the cost of these satellites will be between $1 billion and $1.5 billion in the aggregate. We do not currently have any funding available to construct and launch any of these satellites. Accordingly, we cannot assure you that we will have the required funding to ensure satisfaction of the build-out targets in accordance with the FCC's grant of such authority. In any case, we will not be in a position to launch and operate any or all of the five Ka-band communications satellites for a number of years and there can be no assurance that we will ever be in a position to do so.

     Other Direct-to-Home Competitors. Other companies offer or plan to offer direct-to-home satellite services in the United States. Dominion Video Satellite has a DBS license and leases transponders for two DBS frequencies from EchoStar so that it can offer its Christian and educational programming to the contiguous United States. Globecast WorldTV, a subsidiary of France Telecom, distributes over 60 foreign language channels on Telstar 5, a mid-power Ku-band satellite located at 97(degree) W.L. SES Americom has announced the formation of a direct-to-home venture in the United States, America2Home. This venture would provide direct-to-home transmission capability to the U.S. market from a yet-to-be-constructed DBS satellite to be located at 105.5(degree) W.L., an orbital location that is currently not licensed for U.S. DBS distribution.

     It is also possible that non-U.S. licensed direct broadcast satellites could be used to provide service in the United States. On May 7, 2003, and March 31, 2004, the FCC released orders authorizing the use of Canadian-licensed direct broadcast satellites for service in the United States. On August 13, 2004, the FCC granted DirecTV's application to provide service to United States customers from the Canadian DBS orbital position at 72.5 degrees W.L. DirecTV has relocated the DirecTV 5 satellite to 72.5 degrees W.L. and is offering service from that orbital location. DirecTV indicated, and the FCC order is conditioned on, the intention of DirecTV to use the additional capacity to "improve the quality of" local-into-local service in an additional 24 markets. The United States also has bilateral agreements with Mexico and Argentina that would allow the use of direct broadcast satellites licensed by those countries for service into the United States, and some operators, including SES Global S.A., are attempting to coordinate new direct broadcast satellite orbital locations capable of providing services throughout the United States. If the number of DBS operators increases in the future, or if the number of DBS frequency assignments to our existing DBS competitors increases, our business could be materially adversely affected.

     CABLE TELEVISION AND OTHER LAND-BASED COMPETITORS

     Cable Television Competitors. Cable television operators are a source of significant competition for us and they benefit from several competitive advantages we do not possess. First, most cable television operators have large, well-established customer bases. According to the National Cable and Telecommunications Association, of the 97% of U.S. television households in which cable television service is currently available, approximately 67% currently subscribe to cable. In addition, many cable television operators also have significant investments in companies that provide programming content. These investments may give them an advantage over us in access to quality programming. Finally, cable television operators already provide local broadcast programming in substantially all geographic areas they serve. These and other incentives may make cable television services more attractive to consumers than our services.

     Cable television operators also enjoy certain competitive advantages inherent in cable television technology. For example, cable television operators are able to provide analog service to multiple television sets within the same household at an incremental cost to the consumer that is lower than our cost to service multiple sets. Cable companies are also investing heavily in new digital technologies that allow them to bundle traditional analog video offerings with expanded high-quality digital video programming delivered terrestrially or via satellite and other services, such as two-way high-speed Internet access and telephone services on upgraded cable systems. For example, many cable television operators now offer on-demand programming (including, in some cases, high-definition on-demand programming) and high-speed Internet access over their upgraded fiber optic systems. These bundled services may be attractive to consumers due to discounting of the bundled services and the fact that the consumer receives a single bill. We may have difficulty competing effectively against cable television operators because of these competitive advantages and our business could be adversely affected as a result. These and other factors may hinder our ability to develop a viable subscriber base or compete effectively against cable television operators and other land-based operators.

     Numerous cable television operators have also begun to offer high-definition television services. For example, Cablevision currently offers its subscribers 16 high definition channels at no extra cost and continues to add new high definition channels to its programming package. The expansion of the provision of HDTV services throughout the cable industry is likely to continue, particularly if cable operators continue to upgrade their customer equipment. With their large established customer bases, these cable operators have a significant competitive advantage over us.

     VHF/UHF Broadcasters. Most areas of the United States can receive traditional terrestrial VHF/ UHF television broadcasts of between three and ten channels. These broadcasters provide local, network and syndicated programming. The local content nature of the programming may be important to the consumer, and VHF/UHF programming is typically provided free of charge over the air. In addition, the FCC has allocated additional digital spectrum to licensed broadcasters. At least during a transition period, each full-power existing television station will be able to retain its present analog frequencies and also transmit programming on a digital channel that may permit multiple programming services per channel. Our business could be adversely affected by continued free broadcast of local and other programming and increased program offerings by traditional broadcasters.

     New Technologies. New technologies also could have a material adverse effect on the demand for our DBS services. For example, Disney has started to offer Movie Beam, which is a VOD service that allows customers to download up to 100 films into a set-top box via over the air TV broadcast spectrums. The DBS industry, cable and other system operators are in a constant state of technological, economic and regulatory change and we are unable to predict what forms of competition will develop in the future, the extent of such competition, or its possible effects on our business.

 OUR BUSINESS RELIES ON THE INTELLECTUAL PROPERTY OF OTHERS AND WE MAY INADVERTENTLY INFRINGE THEIR PATENTS AND PROPRIETARY RIGHTS

     Many entities, including some of our competitors, now have and may in the future obtain patents and other intellectual property rights that cover or affect products or services directly or indirectly related to those that we offer. In general, if a court determines that one or more of our products or services infringes on intellectual property held by others, we would be required to cease developing or marketing those products or services, to obtain licenses to develop and market those products or services from the holders of the intellectual property, or to redesign those products or services in such a way as to avoid infringing the intellectual property claims. If a competitor holds intellectual property rights, the entity might be predisposed to exercise its right to prohibit our use of its intellectual property in our products and services at any price, thus impacting our competitive position.

     We cannot assure you that we are aware of all patents and other intellectual property rights that our products or services may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent and, accordingly, we cannot evaluate the extent to which our products or services may infringe claims contained in pending patent applications. Further, it is often not possible to determine definitely whether a claim of infringement is valid, absent protracted litigation.

     We cannot estimate the extent to which we may be required in the future to obtain licenses with respect to patents or other intellectual property held by others and the availability and cost of any such licenses. Those costs, and their financial impact, could possibly be material. Damages in patent infringement cases can also include a tripling of actual damages in certain cases. To the extent that we are required to pay royalties or license fees to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our liquidity and operating results.

     Various parties could assert patent and other intellectual property rights with respect to components within direct broadcast satellite systems. We cannot be certain that these persons do not own the rights they claim, that our products do not infringe on these rights, that we would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we would be able to redesign our products to avoid infringement.

 SATELLITE PROGRAMMING SIGNALS ARE PIRATED, WHICH COULD CAUSE US TO LOSE SUBSCRIBERS AND REVENUE

     The delivery of subscription programming requires the use of encryption technology to assure that only those who pay can receive the programming. It is illegal in the United States to create, sell or otherwise distribute mechanisms or devices to circumvent that encryption. Theft of cable and satellite programming has been widely reported. It is possible that our signal encryption technology could be compromised or otherwise prove to be inadequate. If we cannot promptly correct a compromise or other problem in our encryption technology, it would adversely affect our revenue and our ability to contract for video and audio services provided by programmers.

 THE REGULATORY REGIME WE OPERATE UNDER COULD CHANGE ADVERSELY

     We operate in a highly regulated environment. We are subject to the provisions of the Communications Act of 1934, and other statutes enacted by Congress as well as regulations promulgated by the FCC and other federal agencies. Statutory and regulatory changes are beyond our control. In addition, this regulatory environment is subject to dramatic change based on changes in the composition of the Administration, the Congress and the FCC. Any of these potential changes could materially and adversely affect our businesses.

 OUR BUSINESS DEPENDS SUBSTANTIALLY ON FCC LICENSES THAT CAN BE REVOKED OR MODIFIED

     We have a license to transmit on 11 frequencies on our Rainbow 1 satellite at the 61.5(degree) W.L. orbital location, which expires in 2013, as well as authorizations to operate earth stations to control and communicate with the satellite. These authorizations are renewable by the FCC. We also hold special temporary authority ("STA"), to transmit over two additional DBS frequencies at 61.5(degree) W.L. The FCC has not yet adopted rules for the permanent assignment of these channels, and we cannot predict when or if the FCC will permanently assign them. The STA runs for a period of 180 days and may be extended. The initial STA expired on April 5, 2004, and the first renewal of the STA expired on

October 2, 2004, but we have applied for an extension and under FCC rules may continue to transmit under the STA during the pendency of the extension request. We will have use of the two channels until the earlier of March 31, 2005, the permanent assignment of the two channels, or an FCC order requiring Rainbow DBS to vacate the two channels. If the FCC has not permanently assigned these channels by March 31, 2005, we may apply to extend our STA for an additional 180 days. The STA is subject to several restrictive conditions and limitations regarding our use of the frequencies.

     On July 14, 2004, our Rainbow DBS business was the winning bidder in an FCC auction of Ku-band DBS frequencies at two orbital locations over the Pacific Ocean. Rainbow DBS filed formal applications for these frequencies on September 17, 2004. If these applications are granted, the FCC will issue licenses for the frequencies to Rainbow DBS. Although we have no current plans for these orbital locations, Rainbow DBS believes that these locations could be used to provide DBS services to Hawaii and the West coast of the United States including parts of Alaska. To maintain these licenses, we will be required to meet FCC milestone obligations, including requirements to enter into definitive satellite construction contracts and place the satellites into service, all by specific dates. We anticipate that the cost of these satellites will be between $400 million and $500 million, in the aggregate. We do not currently have any funding available to construct and launch either of these satellites and there can be no assurance that we will be able to obtain any funding for those purposes. There can also be no assurance that we will be in a position to meet our milestone obligations or to utilize these frequencies. In any event, we will not be in a position to launch and operate either of these satellites for a number of years and there can be no assurance that we will ever be in a position to do so.

     We hold authorizations to construct, launch and operate five communications satellites in the Ka-band. The continued validity of the Ka-band licenses and authorizations are subject to certain requirements, including the requirement to construct and launch satellites according to specific milestones and deadlines. The next milestone requires us to enter into a definitive satellite construction contract by November 21, 2004. We anticipate that the cost of these satellites will be between $1 billion and $1.5 billion in the aggregate. We do not currently have any funding available to construct and launch any of these satellites and there can be no assurance that we will be able to obtain any funding for those purposes. There can also be no assurance that we will have the required funding to ensure satisfaction of the build-out targets in accordance with the FCC's grant of such authority. In any case, we will not be in a position to launch and operate any or all of the five Ka-band communications satellites for a number of years and there can be no assurance that we will ever be in a position to do so.

     We hold a 49% interest in DTV Norwich, which acquired in an FCC auction in January 2004, multichannel video distribution and data service, or MVDDS, licenses that cover key markets in, among other cities, New York, Los Angeles, Chicago and Philadelphia. DTV Norwich's bid was for $84.6 million. We have funded DTV Norwich's purchase of these licenses, but our current investment does not cover any of the costs of building out the infrastructure or other costs necessary to utilize these licenses. We do not currently have any funding available for these additional build-out costs and there can be no assurance that we will be able to obtain funding for those purposes. If we are unable to obtain required funding, DTV Norwich might not be able to retain these licenses and we could lose our investment. Additionally, FCC rules prohibit us from holding more than a 20% interest in the MVDDS license in the New York market because we are under common ownership with Cablevision. This restriction could remain even after the Distribution because of the continuity of ownership of significant Cablevision shareholders in us. Absent a waiver of this restriction by the FCC, we would need to divest all or a sufficient portion of our investment in DTV Norwich's New York City license to comply with the restriction. We have until September 18, 2005, to come into compliance with the 20% ownership limitation or obtain a waiver of it. We cannot provide any assurance that the FCC would grant a waiver necessary for us to retain our interest in the New York license, or, in the absence of such waiver, that we could find a buyer willing to pay a price for our interest in the New York City license at least equal to our investment in the license.

     All of our FCC authorizations are subject to conditions as well as to the FCC's authority to modify, cancel or revoke them. We cannot provide assurances that the FCC will grant applications to renew any or all of our authorizations. See also "Business -- Our Rainbow DBS Business -- Regulation."
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

 WE DEPEND ON OTHERS TO PRODUCE PROGRAMMING

     We depend on third parties to provide us with a substantial portion of the programming we plan to offer. As of September 30, 2004, we had signed programming licensing agreements with third parties covering 97 video channels and 18 music channels. There were no third-party channels that were being transmitted without a signed programming license agreement. However, we may not be able to renew these agreements on favorable terms or at all, or these agreements may be canceled prior to expiration of their original term. If we are unable to renew one or more of these agreements, or if the other parties cancel the agreements, we cannot assure you that we would be able to obtain substitute programming, or that such substitute programming would be comparable in quality or cost to our existing programming.

     On April 23, 2004, we signed an agreement with SES Americom, Inc. to lease transponders on its Americom-6 satellite. The lease term commenced on October 1, 2004. This agreement will give us the ability to offer additional channels of programming. We do not yet have programming under license for all of these channels. We currently expect to begin using this new capacity late in the first quarter of 2005. While we anticipate being able to acquire programming for these channels, we may not be able to do so in a timely fashion and doing so may substantially increase our programming costs.

     The cost of programming will be a significant part of our cost of doing business. Programming costs, including sports programming costs, have been rising significantly in recent years.

     Our ability to compete successfully will depend on our ability to continue to obtain desirable programming and offer it attractively to our customers at competitive prices.

 OUR DIRECT COMPETITORS CURRENTLY OFFER MORE PROGRAMMING OPTIONS THAN WE DO

     DirecTV and the Dish Network offer significantly more programming channels and options than we do, including programming that is exclusive to them. In addition, both DirecTV and the Dish Network offer ethnic programming that we do not offer. We believe that DirecTV and the Dish Network have been and could continue to be in an advantageous position relative to us with regard to certain programming packages, provision of local programming and the ability to offer volume discounts for programming offers.

 WE RELY ON THIRD PARTY VENDORS TO PROVIDE THE INFRASTRUCTURE FOR OUR DBS
 BUSINESS

     We do not have the in-house capacity to provide the customer care, subscriber management, inventory management and billing and installation functions that are necessary to operate our Rainbow DBS business. We cannot assure you that we will be able to maintain relationships with reliable third-party vendors on terms that are acceptable to us, if at all. In addition, we may not be able to provide these services to our customers or have these functions performed with the appropriate quality standard or oversee the service quality effectively. Our business would be materially adversely affected if we are unable to offer quality service to our customers and to have these functions performed satisfactorily.

     Our current subscriber management and billing system and our manual inventory tracking methods are adequate given the current scale of our operations but need to be, and are in the process of being, upgraded to support growth in our business.

     The configuration of our subscriber management and billing system prior to October, 2004 did not allow us to automatically track payment delinquencies or to extract aggregate data and reports on the specific consumer offer or promotion that applies to our customers in an accurate and timely manner. In September and October, we made changes to the system that we believe will solve the problem.

     Prior to September, 2004, we did not have a perpetual inventory system that allowed us to track our subscriber equipment throughout our distribution system in an orderly and timely fashion. In September, we began using our subscriber management and billing system's inventory control module to track movement of our subscriber receivers to and from our warehousing vendor and our installation contractor. This now enables us to track our subscriber receivers, which constitute most of our inventory. We are

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

currently in the process of implementing a new automated, perpetual inventory system from an outsider provider, which will provide automated costing and tracking of inventory.

     In preparing our financial statements, we have implemented manual controls and procedures (including performing physical inventories) to compensate for the limitations of these systems. Based upon our levels of revenues, subscribers and inventory since we began our DBS operations, these system limitations have not materially affected our ability to accurately report on our operating results or assets. However, these manual controls and procedures would not be adequate for our business if we are successful in significantly increasing our revenues and adding a significant number of subscribers.

     All of the system upgrades are expected to be in place before the date of the Distribution. However, we cannot assure you that we will not experience problems with the upgrades and systems we put in place. In addition, our new inventory system will still not be an ideal solution and will require us to continue to maintain manual controls over our inventory until we are able to implement a more sophisticated system, currently targeted for 2005.

  OUR VOOM(SM) CHANNELS MAY NOT BE WELL-RECEIVED BY CONSUMERS

     We cannot guarantee that the VOOM(SM) high-definition channel package will be attractive to potential subscribers, that the channels will achieve high ratings or that the revenues we receive from these channels will justify our investment in them. A significant advantage we have in offering more high definition programming than our competitors is our VOOM(SM) programming. If our VOOM(SM) channels are not well received, it would harm our financial results and our overall performance.

  THE SATELLITES WE USE TO TRANSMIT OUR SERVICE ARE SUBJECT TO RISKS AND WE HAVE NO SPARE BACK-UP CAPACITY

     Our Rainbow 1 satellite and the Americom-6 satellite on which we began leasing transponders in October 2004 are subject to numerous hazards incident to operating in space. Satellites may be damaged by electrostatic storms or by space debris and are also subject to significant risks of operational failure. The loss, damage or destruction of our Rainbow 1 satellite would have a material adverse effect on our business. The loss, damage or destruction of the Americom-6 satellite would also have a material adverse effect on our business if we were unable to quickly replace the lost capacity on another satellite in an orbital location that would not require us to reorient our subscribers' antennas. From time to time, certain meteoroid events occur as the Earth's orbit passes through particulate trails of comets. These meteoroid events pose a potential threat to all in-orbit geosynchronous satellites, including our Rainbow 1 satellite and the Americom-6 satellite. While the probability that either satellite will be damaged by space debris is very small, that probability increases significantly during these meteoroid events. Unlike some of our satellite competitors, we have no back-up capacity in the event of a partial or complete failure of either satellite, we have no spare back-up for either satellite and we have no plans to construct a back-up satellite. Our lease of transponders on Americom-6 terminates as to any transponders which fail and as to all transponders if there is a satellite failure. Except for spare components or preemptible transponders that may or may not be available on the Americom-6 satellite, SES Americom has no obligation to move us to other transponders on Americom-6 or to another satellite. If we lost either satellite, we could attempt to continue our service with the one remaining satellite, but that might be unacceptable to our customers because of the dramatic reduction in the number of channels we could offer. If such a failure was not of a very short duration, or if the capacity could not be quickly replaced with comparable capacity at an appropriate orbital location, our business would be severely adversely affected or even terminated.

     On September 25, 2004 Rainbow 1 suffered the loss of one solar array circuit out of the 24 solar array circuits on the satellite. The solar array circuits use solar energy to recharge the satellite's batteries and are therefore critical to the satellite's power supply. Loss of solar array circuits can create potential power related problems for the satellite, including possible reduction in the useful life of the satellite and possible inability to obtain full use of all of the satellite's transponders. The satellite was designed with more solar array circuits than the minimum needed to allow the satellite sufficient power to utilize its transponders

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

and to meet its 15-year design life. If the satellite lost additional solar array circuits it may result in an inability to use one or more of its transponders or shorten its useful life.

     In addition, DBS satellites serving the United States currently operate in a nine-degree orbital spacing environment. The FCC has initiated a proceeding to determine whether it is technically feasible to reduce the nine-degree orbital spacing environment. Permitting short-spaced DBS satellites could cause increased levels of interference to Rainbow 1 from a nearby short-spaced DBS satellite. Increased levels of interference could degrade the quality of signals from Rainbow 1 and decrease customer satisfaction with the VOOM(SM) service offering, which has been built around offering high-quality HDTV signals.

     We will be depending on Lockheed Martin to provide us telemetry, tracking and command, or TT&C, service for the Rainbow 1 satellite through August 2005. Should Lockheed Martin or its successor fail to provide TT&C services or provide the services in an inadequate manner, the satellite could move out of the licensed transmission area and we could be forced to cease transmission if we are unable to find an adequate replacement in a timely manner. Similarly, we will be entirely dependent on SES Americom for the TT&C of Americom-6.

  THE SATELLITES WE USE TO TRANSMIT OUR SERVICE COULD FAIL BEFORE THE END OF THEIR DESIGN LIVES

     Our ability to earn revenue wholly depends on the usefulness of our Rainbow 1 satellite and the Americom-6 satellite on which we began leasing transponders in October 2004. These satellites have limited useful lives. A number of factors affect the useful lives of satellites, including their power supply, the quality of their construction, the durability of their component parts, the longevity of their station-keeping and the efficiency of the launch vehicle used. Satellites are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies that may occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh space environment. There can be no assurance that our Rainbow 1 satellite or the Americom-6 satellite will not experience anomalies, whether of the types described above or arising from the failure of other systems or components.

     Our Rainbow 1 satellite has a minimum design life of 15 years. The Americom-6 satellite has a maximum design life that extends beyond the term of our transponder lease agreement. Our operating results would be adversely affected if the useful life of our Rainbow 1 satellite is significantly shorter than 15 years. This would also be true if the Americom-6 satellite has a useful life that is materially shorter than expected and if we are unable to quickly replace the lost capacity on a satellite in an orbital location that does not require us to reorient our subscribers' antennas. Other than nominal refunds that could be due from the satellite manufacturer, the satellite construction contract for our Rainbow 1 satellite contains no warranties if it fails following launch.

     On September 25, 2004 Rainbow 1 suffered the loss of one solar array circuit out of the 24 solar array circuits on the satellite. The solar array circuits use solar energy to recharge the satellite's batteries and are therefore critical to the satellite's power supply. Loss of solar array circuits can create potential power related problems for the satellite, including possible reduction in the useful life of the satellite and possible inability to obtain full use of all of the satellite's transponders. The satellite was designed with more solar array circuits than the minimum needed to allow the satellite sufficient power to utilize its transponders and to meet its 15-year design life. If the satellite lost additional solar array circuits it may result in an inability to use one or more of its transponders or shorten its useful life.

  WE HAVE NO INSURANCE COVERAGE FOR OUR RAINBOW 1 SATELLITE

     We currently do not have any in-orbit or business interruption insurance for our Rainbow 1 satellite. Should Rainbow 1 suffer a partial or complete failure, we would receive no insurance proceeds. This would have a material adverse effect on us.

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

  COMPLEX TECHNOLOGY USED IN OUR BUSINESS COULD FAIL OR BECOME OBSOLETE

     New applications and adaptations of existing and new technology, including compression, conditional access, on screen guides and other matters, and significant software development, are integral to our DBS system and may, at times, not function as we expect. Technology in the satellite television industry is in a rapid and continuing state of change as new technologies develop. We cannot assure you that we and our suppliers will be able to keep pace with technological developments. In addition, unforeseen problems resulting from the complex technology of our Rainbow 1 satellite may occur that could adversely affect performance or operation of our Rainbow DBS business and could have an adverse effect on our business. Further, if a competitive satellite receiver technology becomes commonly accepted as the standard for satellite receivers in the United States, we would be at a significant technological disadvantage.

  WE DEPEND ON A SINGLE RECEIVER MANUFACTURER

     Motorola is currently the sole manufacturer of our Rainbow 1 satellite receivers. If this vendor is unable for any reason to produce receivers that work with the selected software, or produce them in a quantity sufficient to meet our requirements, it would impair our ability to acquire subscribers. Likewise, it would adversely affect our results of operations.

     Our satellite receiver is more expensive than the satellite receivers used by our DBS competitors. This greater cost will result in higher equipment charges to our customers to the extent we pass this cost to them or higher costs for us to the extent we subsidize the cost of the receivers.

  WE HAVE FEWER DISTRIBUTION CHANNELS THAN OUR COMPETITORS

     We currently have fewer distribution channels than our competitors. DirecTV has reported that its equipment is available through approximately 18,000 retail locations in the United States, including at Best Buy and Circuit City. EchoStar receiver systems are available at independent distributors, retailers and consumer electronics stores as well as through nationwide retailers such as Costco, Sears, Wal-Mart and RadioShack. However, we market our VOOM(SM) service only through direct marketing campaigns, our website, approximately 1,600 Sears stores across the United States and approximately 800 retailers associated with O'Rourke Brothers (wholesale electronic distributors). The arrangements with Sears and the O'Rourke Brothers retailers have generated less than 10% of our current subscribers. As a result of this and our limited operating history, our equipment, and consequently our programming services, will be less well known to consumers than those of our largest DBS competitors. This could result in lower consumer acceptance of our services and equipment and require more advertising for consumer awareness than is currently anticipated. In addition, more limited distribution channels could require us to rely to a greater extent on direct marketing. These factors would result in higher than anticipated subscriber acquisition costs. Furthermore, this lower acceptance of our equipment and services could suppress retailer interest in our equipment and thus limit our ability to reach potential new subscribers.

  NEW SATELLITES COULD BE SUBJECT TO RISKS RELATING TO LAUNCH OR OPERATIONAL FAILURE

     We may at some point in the future launch one or more additional satellites. Satellite launches are subject to significant risks, including launch failure, which may result in incorrect orbital placement or improper commercial operation. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 24 months, and to schedule another launch with a launch provider. In addition, once launched, satellites are subject to various operational risks, including malfunctions with power or control systems. Any significant disruptions in deploying or operating our satellites could materially adversely affect our ability to generate revenues.

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

RISKS RELATING TO OUR RAINBOW CINEMAS BUSINESS

  HISTORY OF OPERATING LOSSES

     Our motion picture exhibition business has never been profitable, other than in years in which we sold assets. From January 1, 1999 through December 31, 2003, our motion picture exhibition business had cumulative net losses of approximately $236 million, excluding the results of the Ziegfeld Theater which is being retained by Cablevision. These losses primarily reflect high interest expense and the write-off of acquisition goodwill. We expect to continue to incur net losses for the foreseeable future.

  WE OPERATE FROM RELATIVELY OLDER LOCATIONS

     Most of our theaters are older locations that have been retrofitted for limited multiplex operations. Operating a motion picture exhibition business from these locations results in lower revenues than would be obtained from more modern locations that could accommodate more screens, and may have higher operating costs and competitive disadvantages in attracting patrons. Because of financial limitations, we do not expect to be able to open or acquire new cinemas in the future.

  WE DEPEND UPON THE AVAILABILITY AND POPULARITY OF MOTION PICTURES

     A significant disruption in the production of motion pictures, a lack of motion pictures or poor performance of motion pictures could adversely affect our business and operating results. Our results of operations will vary from period to period based upon the quantity and quality of the motion pictures that we show in our theaters.

  WE RELY ON DISTRIBUTORS OF FILMS

     We rely on distributors of motion pictures, over whom we have no control, for the films that we exhibit. Our business may be adversely affected if our access to motion pictures is limited or delayed because of a deterioration in our relationships with one or more distributors or for some other reason. To the extent that we are unable to license a popular film for exhibition in our theaters, our operating results may be adversely affected.

  PRICE TERMS OF FILM LICENSES AFFECT OUR RESULTS

     Film license fees are the largest operating expense of our motion picture exhibition business. We must negotiate license fees on a film-by-film, theater-by-theater basis. Due to regulatory considerations, we cannot enter into long-term arrangements with distributors to assure access to product and to set our film costs. Our results are materially affected by distributors' pricing strategies over which we have no control and the oversupply of screens in the industry that has enabled distributors to be more aggressive on pricing in recent periods.

  WE ARE SUBJECT TO INTENSE COMPETITION

     Our theaters are subject to intense competition. Competitors include national circuits, regional circuits and small independent exhibitors. Competition among theater exhibition companies is intense, primarily with respect to the following factors:

     - Attracting patrons. The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theaters and screens in a market, the comfort and quality of the theaters and pricing. Many of our competitors have sought to increase the number of screens that they operate. Competitors have built or may be planning to build theaters in certain areas where we operate, which could result in excess capacity and increased competition for patrons.

     - Licensing motion pictures. We believe that the principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor's theaters. These competitive factors often favor our competition.

     The motion picture exhibition industry also faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events, and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems.

  THERE IS AN INDUSTRY-WIDE OVERSUPPLY OF SCREENS

     In recent years, theatrical exhibition companies have emphasized the development of large megaplexes, some of which have as many as 30 screens in a single theater. The industry-wide strategy of aggressively building megaplexes has generated significant competition and rendered many older, multiplex theaters, such as ours, less profitable. As a result, there is an oversupply of screens in the North American motion picture exhibition industry. This has affected and may continue to affect the performance of our theaters.

  OUR ACCESS TO CAPITAL MAY BE LIMITED

     As a result of the oversupply of screens, increased costs, changes in release patterns and other factors, including a downturn in attendance beginning in 2000, the motion picture exhibition industry has experienced significant liquidity pressures. We and other motion picture exhibition companies have experienced impairment write-offs, and some of our competitors have defaulted under their loan agreements and some have filed for bankruptcy. These factors may make it difficult for us and others in the industry to borrow money or access the capital markets.

  GENERAL POLITICAL, SOCIAL AND ECONOMIC CONDITIONS CAN AFFECT OUR ATTENDANCE

     We believe that the popularity of film product generally determines box office results. However, our success also depends on general political, social and economic conditions and the willingness of consumers to spend money at movie theaters. If going to motion pictures becomes less popular or consumers spend less on concessions, which accounted for 23.7% of our revenues in 2003, our operations could be adversely affected. In addition, our operations could be adversely affected if consumers' discretionary income falls as a result of an economic downturn.

  DIGITAL TECHNOLOGY MAY REQUIRE ADDITIONAL CAPITAL EXPENDITURES AND CREATE UNCERTAINTIES

     Our industry is in the process of conversion from film based media to electronic based media. There are a variety of constituencies associated with this anticipated change which may significantly impact industry participants, including content providers, distributors, equipment providers and venue operators. Should the conversion process rapidly accelerate, there can be no assurance that we will have access to adequate capital to finance the conversion costs associated with this potential change. Furthermore, it is impossible to accurately predict how the roles and allocation of costs between various industry participants will change as the industry changes from film based media to electronic based media. Alternate delivery systems such as the Internet may adversely affect future attendance patterns and our ability to raise ticket prices.

  OUR RAINBOW CINEMAS BUSINESS IS SEASONAL

     Our revenues are dependent upon the time of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business is seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons, and our results of operations may vary significantly from quarter to quarter.

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

  RISK OF FILM PIRACY

     The motion picture exhibition industry faces risks from piracy of films including, increasingly, through file sharing over the Internet. Attendance at our theaters could be adversely affected by this activity.

  THE MOTION PICTURE EXHIBITION INDUSTRY IS SUBJECT TO REGULATORY RESTRAINTS

     The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from those cases, to which we were not a party, bind certain major motion picture distributors and require the films of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theater-by-theater basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theater-by-theater basis.

GENERAL RISKS

  OUR SUBSTANTIAL DEBT AND HIGH LEVERAGE COULD ADVERSELY AFFECT OUR BUSINESS

     We have a significant amount of debt. Assuming we had completed the debt issuances described under "Our Debt Financing" on June 30, 2004 and applied the net proceeds as intended, we would have had approximately $1.4 billion of total debt, of which approximately $794 million, net of original issue discounts, would have been incurred in connection with the issuance of senior and senior subordinated notes, $600 million would have consisted of a term loan borrowing under our new senior credit facility. We also would have had available to us a $350 million aggregate principal amount revolving credit facility.

     Our substantial amount of debt could have important consequences. For example, it could:

     - make it more difficult for us to satisfy our obligations under our debt instruments;

     - increase our vulnerability to general adverse economic and industry conditions;

     - require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital, business activities and other general corporate requirements;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage compared with our competitors; and

     - limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

     In addition, a portion of our debt bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

     We may need to use some of the proceeds from the August 2004 Rainbow National Services debt financings or borrowings under the revolving credit facility of Rainbow National Services, as described under "Our Debt Financing," to fund the costs of building out the infrastructure to exploit the MVDDS licenses of DTV Norwich and the construction and launch of satellites to exploit our Ku-band and Ka-band licenses. This may leave inadequate resources to achieve a successful DBS business.

     In addition, the covenants in our debt instruments place significant restrictions on our operations.

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

  WE WILL NEED ADDITIONAL FINANCING TO OPERATE OUR BUSINESS AND OUR FUNDING NEEDS MAY BE HIGHER THAN ANTICIPATED

     In order to fund the continued operation of our Rainbow DBS business, our subsidiary, Rainbow National Services LLC, has entered into debt financing arrangements totaling $1.75 billion. These financing arrangements are described under "Our Debt Financing." As described below, we will require substantial additional financing in the future as we seek to exploit our Ku-band, Ka-band and MVDDS licenses. We will need to raise additional funds in the future even if we do not pursue these initiatives.

     Our actual funding needs may be substantially higher than our expectations. Our funding needs will depend to a significant extent upon the levels of subscribers and subscriber revenues and our subscriber acquisition and other costs. So, for example, if our Rainbow DBS business fails to achieve expected levels of subscribers and subscriber revenues or the subscriber acquisition or other costs are higher than we expect, our funding needs could be significantly higher than anticipated. These same developments could also make it harder or impossible to obtain the additional needed funding.

     Ku-Band Capacity. Our current estimates of required funding do not take into account the cost of utilizing the rights to FCC licenses for which we were the successful bidder at a July 14, 2004 auction and which cover Ku-band capacity at two orbital locations over the Pacific Ocean. The continued validity of these licenses will be subject to certain requirements, including the requirement to construct and launch satellites according to specific milestones and deadlines. We anticipate that the cost of the two satellites to utilize these frequencies will be between $400 million and $500 million. We do not currently have any funding available to construct and launch any of these satellites and there can be no assurance that we will be able to obtain any funding for these purposes. There can also be no assurance that we will have the required funding to satisfy the FCC milestones. In any case, we will not be in a position to launch and operate either of these satellites for a number of years and there can be no assurance that we will ever be in a position to do so.

     Ka-Band Capacity. Our current estimates of required funding do not take into account the cost of acquiring and utilizing our Ka-band capacity. We have FCC authority to construct, launch and operate five FSS Ka-band communications satellites. We posted a bond (and cash collateral) of $5 million (since reduced to $3 million) for each of these authorizations granted by the FCC. The continued validity of the Ka-band licenses and authorizations are subject to certain requirements, including the requirement to construct and launch satellites according to specific milestones and deadlines. The bond for a particular authorization would be forfeited if we failed to meet any FCC-imposed satellite construction milestones for that authorization without an adequate reason, such as technical problems with a satellite launch vehicle. The next milestone requires us to enter into a definitive satellite construction contract by November 21, 2004. In September, we issued requests for proposals for the construction and launch of up to five Ka-band satellites and we have received four bids. We have not selected a winning bidder. We anticipate that the cost of these satellites will aggregate between $1 billion and $1.5 billion. We do not currently have any funding available to construct and launch any of these satellites and there can be no assurance that we will be able to obtain any funding for these purposes. There can also be no assurance that we will have the required funding to ensure satisfaction of the build-out targets in accordance with the FCC's grant of such authority. In any case, we will not be in a position to launch and operate any or all of the five Ka-band communications satellites for a number of years and there can be no assurance that we will ever be in a position to do so.

     Multichannel Video Distribution and Data Service. Our current estimates of required funding do not take account of the cost of utilizing our investment in multichannel video distribution and data service, or MVDDS. In January 2004, we invested $100,000 for a 49% stake in DTV Norwich, which holds MVDDS licenses in 46 markets in the United States, including New York, Los Angeles, Miami and Cleveland. MVDDS licensees will operate in the same radio spectrum as satellite television services like DirecTV, DISH Network and VOOM(SM). The MVDDS signal is transmitted from local, ground based, microwave towers, with enough bandwidth for hundreds of channels and high-speed Internet service. Concurrently with our equity investment, we funded DTV Norwich with an additional $84.6 million loan for the acquisition of these licenses in the auction. Under the terms of the promissory note with DTV Norwich, the loan was forgiven when the FCC granted the MVDDS licenses to DTV Norwich. Our current investment does not cover any of the costs of building out the infrastructure or other costs necessary to utilize the licenses. We have agreed with DTV Norwich to fund these costs but we do not currently have any funding available for these additional build-out costs and there can be no assurance that we will be able to obtain any funding for these purposes. If we are unable to obtain required funding DTV Norwich might not be able to retain these licenses and we could lose our investment.

     We have also agreed to a put/call option with George S. Blumenthal and Company, LLC, DTV Norwich's majority owner that gave us a call option to purchase a 41% membership interest in DTV Norwich from Blumenthal at an exercise price of $4.23 million. We exercised the call option on October 29, 2004. If we had not exercised our call option by January 1, 2005, the agreement gave Blumenthal the right to put the 41% membership interest to us at the same exercise price of $4.23 million. We expect to use a portion of the proceeds from the August 2004 debt financings by our subsidiary Rainbow National Services LLC, to pay the call price. We need FCC approval to acquire the 41% membership interest in DTV Norwich because the acquisition would give us control of that entity. We cannot provide any assurance that the FCC would grant this approval. Blumenthal has the right, for ten years, to put its remaining 10% interest to us at fair market value to be determined by a process involving independent valuation experts.

  WE DO NOT HAVE AN OPERATING HISTORY AS A PUBLIC COMPANY

     In the past, we relied on Cablevision for financial, operational and managerial expertise. Following the Distribution, we will maintain our own credit and banking relationships and perform our own financial and operational functions. Prior to the Distribution we will be hiring individuals to perform various of these functions and upgrading some of these functions. Our Rainbow DBS business relies upon outside providers for our customer care, subscriber management, inventory management and billing and installation functions. As discussed under "Risk Factors -- Risks Relating To Our Rainbow DBS
Business -- We Rely on Third Party Vendors to Provide the Infrastructure for Our DBS Business," certain of these functions need to be upgraded and we are in the process of doing so. We cannot assure you that as an independent operating company we will not experience problems with the financial, operational and managerial structures that we put in place.

  WE ARE CONTROLLED BY THE DOLAN FAMILY

     We have two classes of common stock:

     - Class B Common Stock, which is generally entitled to ten votes per share and is entitled collectively to elect 75% of our Board of Directors, and

     - Class A Common Stock, which is entitled to one vote per share and is entitled collectively to elect the remaining 25% of our Board of Directors.

     As of the Distribution date, our chairman, Charles F. Dolan, will own less than 1% of the Class A Common Stock, approximately 54% of the Class B Common Stock and approximately 41% of the total voting power of all the outstanding common stock. In addition, as of the Distribution date, certain entities related to his family will own approximately 1.3% of the Class A Common Stock, approximately 46% of the Class B Common Stock and approximately 35% of the total voting power of both classes of our common stock. Charles F. Dolan, members of his family and certain related family entities are therefore able to prevent or cause a change of control in Rainbow Media Enterprises and no person interested in acquiring us will be able to do so without obtaining their consent.

     Mr. Dolan, members of his family and certain related family entities, by virtue of their stock ownership, have the power to elect all of our directors subject to election by holders of Class B Common Stock and are able collectively to control stockholder decisions on matters in which holders of all classes of our common stock vote together as a single class. These matters could include the amendment of some provisions of our certificate of incorporation and the approval of fundamental corporate transactions.

     In addition, because the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Class B Common Stock, voting separately as a class, is required to approve:

     - the authorization or issuance of any additional shares of Class B Common Stock, and

     - any amendment, alteration or repeal of any of the provisions of our certificate of incorporation that adversely affects the powers, preferences or rights of the Class B Common Stock.

     Mr. Dolan, members of his family and certain related family entities also collectively have the power to prevent such issuance or amendment.

  WE HAVE ELECTED TO BE A "CONTROLLED COMPANY" FOR NEW YORK STOCK EXCHANGE PURPOSES

     We have been informed that prior to the Distribution, Mr. Dolan, members of his family and certain related family entities will enter into a Stockholders Agreement relating, among other things, to the voting of their shares of our Class B Common Stock. As a result, following the Distribution, we will be a "controlled company." As a controlled company, we will have the right to elect not to comply with the corporate governance rules of the New York Stock Exchange requiring: (i) a majority of independent directors on our Board; (ii) an independent corporate governance and nominating committee; and (iii) an independent compensation committee. We will elect not to comply with the New York Stock Exchange requirement for a majority independent board of directors and for a corporate governance and nominating committee because of our status as a controlled company. We will comply with the requirement for an independent compensation committee.

  WE DO NOT INTEND TO PAY CASH DIVIDENDS IN THE FUTURE

     We have no intention to pay cash dividends on our common stock in the foreseeable future. Debt instruments to which our subsidiary, Rainbow National Services, LLC is a party contain covenants which effectively limit the payment of such dividends.

  FUTURE STOCK SALES COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR CLASS A COMMON STOCK FOLLOWING THE DISTRIBUTION

     All of the shares of Class A Common Stock will be freely tradeable without restriction or further registration under the Securities Act unless the shares are owned by our "affiliates" as that term is defined in the rules under the Securities Act. Shares held by "affiliates" may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 which is summarized under "Shares Eligible for Future Sale." Further, we plan to file a registration statement to cover the shares issued under our equity-based benefit plans.

     As described under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters -- Registration Rights," certain parties have registration rights covering a portion of our shares. Each of Charles F. Dolan, certain Dolan family interests and the Dolan Family Foundation have registration rights with respect to shares of Class A Common Stock, as well as with respect to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. Sales of a substantial number of shares of Class A Common Stock could adversely affect the market price of the Class A Common Stock and could impair our future ability to raise capital through an offering of our equity securities.

     Cablevision has imposed no restrictions on sales of our common stock held by its officers, directors and employees. It is possible that there will be substantial sales by such individuals as well by other Cablevision shareholders who are not interested in owning our common stock. These sales could adversely affect the trading price of our common stock.

  WE RELY ON KEY PERSONNEL

     We believe that our future success will depend to a significant extent upon the performance of our senior executives. We do not maintain "key man" insurance. We do not have any employment agreements with any of our executive officers. Charles F. Dolan, our Chairman, has an employment agreement with Cablevision Systems Corporation and Joshua W. Sapan, the Chief Executive Officer of our Rainbow Programming business, has an employment agreement with Rainbow Media Holdings. In October, 2004, Ms Kathleen Dore, president of our entertainment division (which includes AMC, WE and IFC) resigned.

                                    BUSINESS

GENERAL

     We are a Delaware corporation with our principal executive offices at 200 Jericho Quadrangle, Jericho, NY 11753. Our telephone number is (516) 803-3000. Unless the context otherwise requires, all references to "we" or "us" refer to Rainbow Media Enterprises, Inc., together with its direct and indirect subsidiaries. "Rainbow Media Enterprises" refers to Rainbow Media Enterprises, Inc. individually as a separate entity.

     Rainbow Media Enterprises is a holding company and conducts substantially all of its operations through its subsidiaries. We operate in three business segments:

     - Rainbow Programming, consisting principally of three national television programming networks and businesses developing high-definition programming;

     - Rainbow DBS, a direct-to-home, multi-channel satellite broadcast service that features both high-definition and standard definition programming; and

     - Rainbow Cinemas, consisting principally of multi-screen motion picture theaters in the New York metropolitan area.

OUR RAINBOW PROGRAMMING BUSINESS

     Our Rainbow Programming business is comprised of our networks, which include three national 24-hour networks, a variety of on-demand programming services, a suite of 21 high-definition channels with the unique high-definition programming content known as VOOM(SM), and our motion picture production and distribution businesses. Our Rainbow Programming business also includes Rainbow Network Communications, a full-service network programming origination and distribution company.

  OUR NETWORKS

     Our 24-hour Networks. We own three nationally distributed 24-hour entertainment programming networks: AMC, The Independent Film Channel and WE:
Women's Entertainment. As of June 30, 2004, AMC, IFC and WE had approximately
75.3 million, 32.6 million and 48.8 million viewing subscribers, respectively.

     Our networks distribute their programming via cable and other distribution technologies, including DBS. Our networks generate their revenue from the sale of advertising and from subscriber fees paid by cable system operators and other customers that receive and distribute such networks.

     Our networks' success depends upon the existence of agreements with a limited number of cable television operators and other distributors. As of June 30, 2004, the top five distributors accounted for approximately 73% of the viewing subscribers for AMC, approximately 82% of the viewing subscribers for WE and approximately 86% of the viewing subscribers for IFC. DirecTV, Comcast and Time Warner each accounted for at least 10% of our 2003 net revenues. We have been subject to requests by distributors to make upfront payments in exchange for additional subscribers or to waive or accept lower subscriber fees if certain numbers of additional subscribers are provided. As an increasing proportion of our affiliate revenues are represented by a smaller number of distributors, pressure to accept lower subscriber fees may result. We also may help fund the distributors' efforts to market our channels or we may permit distributors to offer promotional periods without payment of subscriber fees. As of June 30, 2004, we had $100.7 million of deferred carriage fees, which represent payments of this type that we have made or will make, and that will be amortized over time. As we continue our efforts to add subscribers, our subscriber revenue would continue to be negatively affected by these subscriber acquisition fee expenses, discounted subscriber fees and other payments.

     All of the ownership interests in AMC and IFC are owned directly or indirectly by our subsidiary, Rainbow National Services, or "RNS." WE operates as a subsidiary of AMC. RNS recently incurred substantial indebtedness. See "Our Debt Financing."

     See also "Risk Factors -- Risks Relating to Our Rainbow Programming Business -- If Our Networks' Programming Declines in Popularity, Our Advertising Revenues Could Fall and Our Contracts with Our Distributors May Not be Renewed," and " -- We Depend Upon the Existence of Affiliation Agreements with a Limited Number of Distributors."

  AMC

     AMC, which was launched in 1984, offers a diverse, movie-based mix of films, specials, documentaries and original series. AMC's library includes popular films such as The Godfather, When Harry Met Sally, An Officer and a Gentleman and Pale Rider and original programming such as Sunday Morning Shootout, Into Character and the AMC Project. Over the past several years, AMC has garnered many of the industry's highest honors, including eight Emmy awards, the President's Award from The Academy of Television Arts and Sciences, a Screen Actors Guild Award and several CableACE and Daytime Emmy awards.

     AMC Subscribers and Revenues. As of June 30, 2004, AMC was licensed by distributors throughout the United States serving approximately 82.8 million basic subscribers and had approximately 75.3 million viewing subscribers. AMC's sources of revenues include affiliate and advertising revenues. On October 1, 2002, the channel began airing national advertising. In 2003, approximately 23% of total revenues were attributable to advertising.

                    HISTORICAL OPERATING PERFORMANCE -- AMC

                                             1999     2000     2001     2002     2003
                                            ------   ------   ------   ------   ------
                                                          (IN MILLIONS)
Affiliated Basic Subscribers..............    71.6     74.8     78.4     80.0     81.0
  Growth from Prior Year-end..............     n/a      4.5%     4.8%     2.0%     1.3%
Viewing Subscribers.......................    66.4     68.4     71.3     72.5     74.0
  Growth from Prior Year-end..............     n/a      3.0%     4.2%     1.7%     2.1%
Revenues, net.............................  $177.2   $192.0   $217.6   $241.6   $285.4
  Growth from Prior Year..................     n/a      8.4%    13.3%    11.0%    18.1%

     Film Rights and Affiliation Agreements. AMC's comprehensive film library consists of films that are licensed from major studios such as Columbia TriStar, Twentieth Century Fox, Paramount, Warner Brothers, Universal and MGM/United Artists under long-term contracts, with sufficient films under contract to meet the requirements of its current programming mix through 2005. AMC generally structures its contracts for the exclusive cable television rights to carry the films during identified windows.

     AMC is available on cable television and other distribution platforms such as DBS. It is carried on basic or expanded basic tiers for which subscribers do not have to pay a premium to receive the network. Affiliate revenues, which in 2003 accounted for approximately 77% of AMC's revenues, are based on fees paid by the distributors for the right to carry the programming. The network generally enters into three to seven-year distribution contracts with its distributors. As of June 30, 2004, AMC had affiliation agreements with distributors including Comcast, Time Warner, DirecTV, EchoStar, Charter, Cox, Adelphia, National Cable Television Cooperative, or NCTC, and Cablevision. Approximately 31% of AMC's subscribers are under agreements that expire on or prior to December 31, 2005.

     On November 14, 2003, AMC filed an action against Time Warner Entertainment, L.P. in New York State Supreme Court for declaratory relief and damages caused by Time Warner's anticipatory repudiation of its cable television affiliation agreement with AMC. AMC filed that action as a result of Time Warner's notice purporting to terminate the contract based upon their allegation that AMC had changed its programming. See "Business -- Legal Proceedings" for additional information. See also "Risk Factors -- Risks Relating to Our Rainbow Programming
Business -- Risks from Our Litigation with Time Warner Could Have a Material Adverse Effect on Our Business."

  THE INDEPENDENT FILM CHANNEL

     IFC, which was launched in 1994, was the first network in the United States dedicated to independent films. IFC presents unedited and commercial-free feature-length independent films produced domestically and internationally, documentaries, shorts, animation, new works, "cult classics," live coverage of special events (such as the Cannes Film Festival), and originally produced programs that chronicle independent film trends. IFC's programming includes films such as Pulp Fiction and original series such as Dinner for Five and The Ultimate Film Fanatic. IFC was launched with the support of an advisory board that included Martin Scorsese, Robert Altman, Spike Lee, Tim Robbins, Joel and Ethan Coen, Martha Coolidge, Jim Jarmusch, Steven Soderbergh and Jodie Foster. The IFC Advisory Board is a council of prominent filmmakers and artists who advise IFC on artistic content and format and provide promotional support.

     IFC Subscribers and Revenues. As of June 30, 2004, IFC was licensed by distributors throughout the United States serving approximately 72.8 million basic subscribers and had approximately 32.6 million viewing subscribers. IFC is offered primarily in digital format by its distributors. IFC's principal source of revenues is affiliate revenue, which accounted for approximately 96% of IFC revenues in 2003.

                    HISTORICAL OPERATING PERFORMANCE -- IFC

                                                 1999    2000    2001    2002    2003
                                                 -----   -----   -----   -----   -----
                                                             (IN MILLIONS)
Affiliated Basic Subscribers (at year end).....   34.4    43.7    59.7    65.1    69.9
  Growth from Prior Year-end...................    n/a    27.0%   36.6%    9.0%    7.4%
Viewing Subscribers (at year end)..............   11.2    12.8    21.8    26.2    29.7
  Growth from Prior Year-end...................    n/a    14.3%   70.3%   20.2%   13.4%
Revenues, net..................................  $18.2   $28.0   $40.3   $51.6   $60.2
  Growth from Prior Year.......................    n/a    53.8%   43.9%   28.0%   16.7%

     Film Rights and Affiliation Agreements. IFC's film library includes titles from leading independent film studios like Miramax, Fox Searchlight, MGM/United Artists and Fine Line with sufficient films under contract to meet its programming requirements through 2005. IFC also features exclusive live coverage of notable international film events like the Cannes Film Festival, the Independent Spirit Awards and the Gotham Awards, as well as original programming. The network supplements this coverage with additional real-time information on the World Wide Web and enhanced broadband.

     As of June 30, 2004, IFC had affiliation agreements with distributors including Comcast, Time Warner, DirecTV, EchoStar, Charter, Cox, Adelphia, NCTC and Cablevision. Approximately 64% of IFC's subscribers are under agreements that expire on or prior to December 31, 2005.

  WE: WOMEN'S ENTERTAINMENT

     WE, which was launched in 1997 as Romance Classics, is a network targeted specifically at the female market. Its programming features films, original and acquired series, documentaries and specials covering topics such as fashion, beauty, home design, personal style and relationships. WE's programming includes films such as Terms of Endearment and Mask and series such as Ned and Stacey and, beginning later this year, Boston Public. WE also airs original series such as Single in the City and Mix It Up.

     WE Subscribers and Revenues. As of June 30, 2004, WE was licensed by distributors throughout the U.S. serving approximately 70.9 million basic subscribers, and had approximately 48.8 million viewing subscribers. WE is offered primarily in digital format by its distributors. WE sources of revenues include affiliate and advertising revenues. On October 1, 2002, the channel began airing national advertising. In 2003, approximately 40% of total revenues were attributable to advertising.

                     HISTORICAL OPERATING PERFORMANCE -- WE

                                                 1999    2000    2001    2002    2003
                                                 -----   -----   -----   -----   -----
                                                             (IN MILLIONS)
Affiliated Basic Subscribers (at year end).....   31.0    37.4    59.6    65.4    68.4
  Growth from Prior Year-end...................    n/a    20.6%   59.4%    9.7%    4.6%
Viewing Subscribers (at year end)..............   19.2    22.7    37.8    42.5    46.7
  Growth from Prior Year-end...................    n/a    18.2%   66.5%   12.4%    9.9%
Revenues, net..................................  $ 9.0   $24.5   $33.5   $60.8   $92.7
  Growth from Prior Year.......................    n/a   172.2%   36.7%   81.5%   52.5%

     Film Rights and Affiliation Agreements. WE has licensed exclusive film and television titles to supplement its slate of original programming, providing significant product volume through 2005. Film licenses are in place with major Hollywood studios such as Twentieth Century Fox, Universal and MGM/United Artists as well as independents like Miramax and New Line.

     As of June 30, 2004, WE had affiliation agreements with distributors including Comcast, Time Warner, DirecTV, EchoStar, Charter, Cox, Adelphia, NCTC and Cablevision. Approximately 50% of WE's subscribers are under agreements that expire on or prior to December 31, 2005.

     See "Risk Factors -- Risks Relating to Our Rainbow Programming
Business -- Some of Our Networks' Material Affiliation Agreements Will Expire in 2004 and 2005 and We Cannot Assure You That They Will Be Renewed" and " -- We Depend Upon the Existence of Affiliation Agreements with a Limited Number of Distributors."

  OUR ON-DEMAND SERVICES

     We own several video on-demand, or VOD, and subscription video on-demand, or SVOD, programming services, including Mag Rack, IFC On Demand, World Picks, and Sportskool.

  MAG RACK

     Mag Rack, formerly known as Sterling Digital, was launched in 2001 as a service designed exclusively for on-demand television and to develop new niche programming to be distributed and marketed using new media platforms, including digital video channels. Mag Rack provides a wide selection of "video magazines" on various subjects such as "Yoga Retreat," "Motorcycle Freedom" and "Inside Weddings." The programming is delivered as on-demand video magazines in numerous categories focused on hobbies, lifestyles and special interests. The service offers programming not widely found on other channels with advanced DVD-like ability to fast-forward, rewind or pause the program. The service is currently on Cablevision's digital tier and is also being carried by Insight, Charter Communications and Mediacom.

  IFC ON DEMAND

     IFC launched two VOD/SVOD services in 2003, IFC Films On Demand and Uncensored On Demand. IFC Films On Demand features content from IFC Films, which is offered on a VOD basis, and Uncensored On Demand features content that has been banned or censored for religious or political reasons or has been effectively banned from public view by mainstream media. IFC Films On Demand is carried by Cablevision, DirecTV, EchoStar and Insight. Uncensored On Demand is carried by Cablevision.

  WORLD PICKS

     World Picks, which was launched in 2003, offers SVOD services for carriage on cable systems and other distributors throughout the United States. Content consists of film and television programming from other countries, presented in their original languages, targeting key ethnic groups in major U.S. markets. Examples of content include television programs, films, concerts, special events, documentaries and soap operas. World Picks Latino, World Picks Hindi, World Picks Mandarin and World Picks Russian launched in 2003 and are currently carried by Cablevision and RCN. World Picks also offers various 24-hour channels from other countries.

  SPORTSKOOL

     Sportskool, which launched in January 2004, is a national VOD service offering expert instruction, coaching and guidance in a wide range of sports and fitness activities such as baseball, golf, football, tennis and yoga. The service, which features original programming available only via VOD, launched with an extensive library of programming with well-known athletes and sports authorities delivering the instructional segments. Sportskool is currently carried by Cablevision.

  OUR VOOM(SM) CHANNELS

     On October 15, 2003, we introduced "VOOM(SM)" which focuses primarily on the delivery of high-definition programming. VOOM(SM) includes the following 21 high-definition channels that we own:

     - Animania: an all-cartoons channel.

     - Auction: featuring collectors and collectibles with live coverage of auctions from the major auction houses.

     - Equator: a channel about the diverse people, places and cultures of the world.

     - Gallery: an art channel, with world-renowned artists, exhibitions and performances.

     - HD Cinema 10(TM): 10 different film channels that offer a large selection of high-definition movies.

     - HD News: featuring news headlines, weather and sports and feature stories and video essays from across America.

     - Monsters: showing exclusively monster, sci fi and horror movies.

     - MOOV: featuring motion-video with a continuous flow of unusual images set to music.

     - Rave: all music performance, concert channel.

     - Rush: an extreme sports channel.

     - Ultra: fashion and design.

     - World Sport: featuring worldwide sporting events.

     Our 21 VOOM(SM) channels are currently distributed exclusively by our Rainbow DBS business. We acquire programming, such as film rights, for our VOOM(SM) channels through licensing agreements. We also create original programming.

RIGHTS AND AFFILIATION AGREEMENTS

  RIGHTS AGREEMENTS

     Our networks have entered into numerous contracts relating to the acquisition of programming, including rights agreements that permit our networks to carry certain films during certain window periods. These contracts typically require substantial payments over extended periods of time. These rights agreements expire at varying times and may be terminated by the other party if our networks are not in compliance with the terms of the agreement. We cannot assure you that our networks will ultimately be successful in negotiating renewals of their rights agreements or in negotiating adequate substitute rights agreements in the event that their rights agreements expire or are terminated.

     In addition, certain rights arrangements that our networks are party to are not evidenced by executed agreements. For example, some of AMC's programming contracts with major film studios have not been executed; however, the parties are performing on the basis of unexecuted contracts and terms of understandings. See also "Business -- Our Rainbow Programming Business -- Our Networks -- AMC --

Film Rights and Affiliation Agreements" -- " -- The Independent Film
Channel -- Film Rights and Affiliation Agreements" -- " -- WE: Women's Entertainment -- Film Rights and Affiliation Agreements." The reasons for not having an executed agreement vary. Often this situation results when the parties have reached a broad agreement on key terms and are unable to resolve other contract terms but both parties proceed to perform without finalizing the contract. We cannot assure you that we will be successful in negotiating definitive documentation of these agreements or that the counterparties will continue to honor their obligations. Loss of these agreements could have a material adverse effect on us.

     See also "Risk Factors -- Risks Relating to the Our Rainbow Programming Business -- Our Networks' Success Depends Upon the Availability of Programming that is Adequate in Quantity and Quality Including, in Particular, Films"
" -- Our Networks Have Entered into Long-Term Programming Acquisition Contracts that Require Substantial Payments Over Long Periods of Time" and " -- Certain of Our Film Rights Agreements Are Not Evidenced By Executed Agreements and Could Be Terminated at Any Time."

  AFFILIATION AGREEMENTS AND SIGNIFICANT CUSTOMERS

     Our networks have entered into affiliation agreements with cable television operators, DBS providers and other distributors. Our networks' existing affiliation agreements expire at various dates and some are due to expire in 2004 and 2005. The affiliation agreements between DirecTV and EchoStar and each of AMC, IFC and WE expire at the end of 2004. These affiliation agreements cover as of June 30, 2004, approximately 24%, 54% and 36% of the viewing subscribers of AMC, IFC and WE, respectively. Failure to renew these important affiliation agreements could have a material adverse effect on our businesses. Our networks are attempting to renew these affiliation agreements, but even if these affiliation agreements are renewed, there can be no assurance that the renewal rates will equal or exceed the rates that are currently being charged. See also "Business -- Our Rainbow Programming Business -- Our Networks -- AMC -- Film Rights and Affiliation Agreements," " -- The Independent Film Channel -- Film Rights and Affiliation Agreements" and " -- WE: Women's Entertainment -- Film Rights and Affiliation Agreements." In 2003 and the first quarter of 2004, DirecTV, Time Warner and Comcast each accounted for at least 10% of our total net revenues.

     The loss of any of our significant distributors could potentially severely impact our business and results of operations. In addition, in some cases, if a distributor is acquired, the affiliation agreement of the acquiring distributor will govern following the acquisition. In those circumstances, the acquisition of a distributor that is party to one or more affiliation agreements with our networks on terms that are more favorable to us could adversely impact our business and results of operations.

     Certain parties have the right to terminate their affiliation agreements prior to the expiration of their term under certain circumstances. Furthermore, certain distributors that are satellite providers or cable companies may decide not to renew their affiliation agreements for our programming business for competitive reasons. AMC, IFC and WE's agreements with DirecTV and EchoStar expire at the end of 2004. On November 14, 2003, AMC filed an action against Time Warner Entertainment, L.P. in New York State Supreme Court for declaratory relief and damages caused by Time Warner's anticipatory repudiation of its cable television affiliation agreement with AMC. AMC filed that action as a result of Time Warner's notice purporting to terminate the contract based upon their allegation that AMC had changed its programming. See "Business -- Legal Proceedings" for additional information. See also "Risk Factors -- Risks Relating to Our Rainbow Programming Business -- We Depend Upon the Existence of Affiliation Agreements with a Limited Number of Distributors," " -- Some of Our Networks' Material Affiliation Agreements Will Expire in 2004 and 2005 and We Cannot Assure You That They Will Be Renewed" and " -- Risks from Our Litigation with Time Warner Could Have a Material Adverse Effect on Our Business."

OUR MOTION PICTURE PRODUCTION AND DISTRIBUTION BUSINESS

     In addition to our networks, we also own motion picture production and distribution businesses, including IFC Entertainment, IFC Films, IFC Theatres and IFC Productions.

  IFC ENTERTAINMENT

     IFC Entertainment is a film library that purchases films or distribution rights in perpetuity to films. IFC Entertainment currently owns films, or the rights to films, such as Gates of Heaven, Vernon, Florida and A Thin Blue Line.

  IFC FILMS

     IFC Films distributes to theaters feature-length films, including certain films produced or co-produced by IFC Productions. IFC Films released the Oscar-nominated films Y Tu Mama Tambien, My Big Fat Greek Wedding and is currently distributing Fahrenheit 9/11.

  IFC THEATRES

     IFC Theatres owns the Greenwich Village Waverly Theatre in New York City, which is being renovated to showcase independent films and to provide a cultural hub for the independent film-making community.

  IFC PRODUCTIONS

     IFC Productions provides financing for both established filmmakers and low budget features. IFC Productions has produced such films as Boys Don't Cry, Girlfight, Men with Guns, Casa de los Babys, Camp and Pieces of April.

     In addition, we own Rainbow Film Holdings, which owns two film libraries. We broadcast the films in these libraries on our Rainbow Programming networks or license them to third parties.

  RAINBOW NETWORK COMMUNICATIONS

     Rainbow Network Communications, or RNC, is a full-service network programming origination and distribution company. Equipment at our RNC digital broadcast operations center digitizes, compresses, encrypts and combines the signal with other necessary data, such as conditional access information.

     RNC now provides technical services to networks including AMC, IFC, WE, fuse, Fox SportsNet, as well as other third party sports, news and entertainment channels, such as Bravo, WNBC and WNYW (FOX 5). RNC transfers the programming that is produced elsewhere (programs, commercials, and features arrive via satellite, fiber optics or on professional-grade digital video tape) into the satellite system and in turn delivers the programming to local cable companies and other distributors.

     RNC's services also include origination, transmission, video engineering, uplinking, encryption, affiliate engineering, technology consulting, transponder negotiation, content ordering, quality control and editing. RNC has a 67,000 square foot, state of the art technology center, which consolidates master control/playback and uplink facilities at one location in Bethpage, New York. This new center is fully digital which enables RNC to process audio and video signals in both standard and high-definition format.

     RNC originates high-definition programming for the 21 high-definition VOOM(SM) channels, and for Bravo HD+ under a two-year programming origination agreement with NBC Cable Networks which expires in June 2005. RNC also originates certain games for Fox SportsNet Bay Area in high definition. RNC provides network program origination and technical services for these HD channels directly from its HD-ready technology operations center in Bethpage, NY.

     See also "Risk Factors -- Risks Relating to Our Rainbow Programming Business -- We Will Incur Significant Funding Requirements in Order to Introduce New Services and Adapt to Technological

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Change" and "-- If Our Technology Facility Fails or its Operations are
Disrupted, Our Performance Could Be Hindered."

COMPETITION

  PROGRAMMING AND ENTERTAINMENT

     Our programming networks compete in two highly competitive markets. First, our programming networks compete with other programming networks to obtain distribution on cable television systems and other multichannel video distribution systems, such as DBS and ultimately for viewing by each system's subscribers. Second, the success of our programming businesses depends on the availability of programming that is adequate in quantity and quality. In each of these markets, some of our competitors are large publicly held companies that have greater financial resources than we do.

  DISTRIBUTION OF PROGRAMMING NETWORKS

     The business of distributing programming networks to cable television systems and other multichannel video programming distributors is highly competitive, and most existing channel capacity is in use. In distributing a programming network, we face competition with other providers of programming networks for the right to be carried by a particular cable or other multichannel video programming distribution system and for the right to be carried by such system on a preferential "tier." Once our network is selected by a cable or other multichannel video programming distribution system, that network competes for viewers not only with the other networks available on the system, but also with off-air broadcast television, pay-per-view channels and video-on-demand channels, as well as online services, radio, print, media, motion picture theaters, DVDs, video cassettes and other sources of information, sporting events, and entertainment.

     Important to our success in each area of competition we face are the prices we charge for our programming networks, the quantity, quality and variety of the programming offered on our networks, and the effectiveness of our networks' marketing efforts. The competition for viewers in the context of non-premium programming networks is directly correlated with the competition for advertising revenues with each of our competitors.

     Our ability to successfully compete with other programming networks may be hampered because the cable television systems, DBS services or other systems through which distribution is sought may be affiliated with other programming networks. In addition, because such affiliated cable television systems or DBS services may have a substantial number of subscribers, the ability of such programming networks to obtain distribution on affiliated cable television systems or DBS services may lead to increased subscriber and advertising revenue for such networks because of their increased penetration compared to our programming networks. Even if such affiliated cable television or DBS operators continue to carry our programming networks, there is no assurance that such cable television or DBS operators will not move our networks to less desirable tiers in the operator's services offering while moving the affiliated programming network to a more desirable tier, thereby giving the affiliated programming network a competitive advantage.

     New programming networks with affiliations to desired broadcasting networks like NBC, ABC, CBS or Fox may also have a competitive advantage over our new networks in obtaining distribution through the "tying" of affiliation agreements with the cable system's right to carry the broadcasting network.

     An important part of our strategy involves exploiting identified niches of the cable television viewing audience that are generally well-defined and limited in size. Our networks have faced and will continue to face increasing competition as other programming networks are launched that seek to serve the same or similar niches.

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  SOURCES OF PROGRAMMING

     We also compete with other programming networks to secure desired programming. Most of our programming is obtained through agreements with other parties that have produced or own the rights to such programming. Competition for this programming will increase as the number of programming networks increases. Other programming networks that are affiliated with programming sources such as movie or television studios, film libraries, or sports teams may have a competitive advantage over us in this area.

     With respect to the acquisition of entertainment programming, such as syndicated programs and movies, which are not produced by or specifically for programming networks, our competitors include national commercial broadcast television networks, local commercial broadcast television stations, the Public Broadcasting Service and local public television stations, pay-per-view programs and other cable programming networks. Some of these competitors have exclusive contracts with motion picture studios or independent motion picture distributors or own film libraries.

     See also "Risk Factors -- Risks Relating to Our Rainbow Programming Business -- We are Subject to Intense Programming Competition," "-- We Compete with Other Companies in the Entertainment Industry" and "-- Our Networks' Success Depends Upon the Availability of Programming that is Adequate in Quantity and Quality Including, in Particular, Films."

  REGULATION

     Although cable television programming networks generally are not directly regulated by the FCC under the Communications Act, they are regulated when they are affiliated with a cable television operator like Cablevision. In addition, certain FCC regulations, although imposed on cable television operators and satellite operators, affect us indirectly. To the extent that regulations and laws, either presently in force or proposed, hinder or stimulate the growth of the cable television and satellite industries, our networks' businesses will be directly affected.

     Closed Captioning, Advertising Restrictions on Children's Programming and Prohibitions on Obscene Programming. Certain FCC requirements in effect impose requirements on our programming networks. Certain of our networks must provide closed-captioning of programming for the hearing impaired, our programming intended primarily for children 12 years of age and under must comply with certain limits on advertising and our programming must comply with prohibitions on obscene programming.

     Program Access Requirements. Federal law limits the ability of a cable programming network affiliated with a cable television operator to freely manage the sale of its programming services. These "program access" provisions require that we sell our programming services, to the extent they are delivered by satellite, to all multichannel video programming providers. Our networks cannot have exclusive distribution contracts with cable television operators, nor can they discriminate in the prices, terms and conditions of sale or distribution of those services. The FCC recently extended the program access rules through 2007. We anticipate that, at the time of the Distribution, some stockholders, including Charles F. Dolan, members of his family and certain related family entities, will own interests of five percent or more in both Cablevision and Rainbow Media Enterprises. Continuity of ownership of significant Cablevision stockholders in Rainbow Media Enterprises will result in the continued application of the program access requirement to our programming services. It could give rise to a claim that these requirements and limits also apply to satellite-delivered programming developed primarily for VOOM(SM).

     Effect of "Must-Carry" Requirements. In addition, the FCC's implementation of the statutory "must-carry" obligations require cable and DBS operators to give broadcasters preferential access to channel space. This reduces significantly the amount of channel space that is available for carriage of our networks by cable television systems and DBS operators. The FCC is currently considering whether to adopt similar "must-carry" rules for broadcasters' new digital television signals. The FCC in 2001 tentatively concluded that requiring "dual must carry" of analog and digital broadcast signals while broadcast stations fully transition from analog to digital broadcasting by 2006 would be unconstitutional,

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but it continues to examine this issue. The FCC is also considering whether after the digital transition broadcasters will be able to demand mandatory carriage for all digital programming streams they broadcast in the spectrum they now use for their analog signal. Any expansion of broadcasters' must-carry rights would even more significantly reduce the amount of channel space available for our networks' services on cable television and DBS systems.

  TIER UNBUNDLING

     Federal law also requires cable television operators to carry the signals of local broadcasters on the lowest priced tier of service and leased access programming on the most widely purchased tier, but does not otherwise dictate the number or nature of programming services carried by a cable operator on each service tier. Some members of Congress, however, have recently proposed requiring cable television operators to offer programming services on an unbundled basis rather than as part of a tier or to provide a greater array of tiers to give subscribers the option of purchasing a more limited number of programming services. Were Congress or the FCC to adopt such a requirement and depending on the form such a requirement were to take, it could adversely affect our cable programming networks.

  LICENSING

     RNC is authorized by the FCC to operate nine earth stations to perform a variety of functions for the business. The FCC licenses for these stations are for 15-year terms and will expire at various times between 2008 and 2018, and are subject to renewal upon application to, and approval by, the FCC.

     See also "Risk Factors -- Risks Relating to Our Rainbow Programming Business -- Our Rainbow Programming Business is Limited by Regulatory Constraints."

OUR RAINBOW DBS BUSINESS

     We established our Rainbow DBS business in 1996 as a 50/50 joint venture with Loral Space and Communications, Ltd. for the purpose of exploiting certain DBS frequencies. In March 2002, we acquired the remaining 50% interest in our Rainbow DBS business from Loral for a purchase price of up to $33 million payable only from a percentage (2%) of future revenues of our Rainbow DBS business if any, or from any future sale of all or part of the interests in or assets of our Rainbow DBS business. The unearned balance accrues interest at 8%. As of June 30, 2004, the total amount due to Loral under the earn-out arrangement was $42.4 million.

     Our Rainbow DBS business began operations in October, 2003 with the introduction of our VOOM(SM) service, which carries a larger number of high-definition channels than any other satellite provider or cable television system. As of June 30, 2004, the VOOM(SM) service offering included 36 channels in high-definition, including 21 currently exclusive VOOM(SM) channels, over 80 standard definition channels and 18 audio channels. The VOOM(SM) service is currently transmitted by our Rainbow DBS satellite, Rainbow 1, that was constructed by Lockheed Martin, successfully launched in July 2003 and delivered to its 61.5(degree) W.L. orbital position. From this orbital position, the satellite provides coverage to the contiguous United States, provided customers have a line of sight to the satellite. In addition, on April 23, 2004, we entered into an agreement with SES Americom, Inc. to lease 13 transponders as of October 1, 2004 and three additional transponders as of January 1, 2005 on its Americom-6 satellite. See "Business -- Our Rainbow DBS Business -- Our Satellite Capabilities."

     Subsequent to the launch of our VOOM(SM) service we faced a number of start-up issues. We had not finalized enough programming agreements to offer our customers a channel lineup that included most of the popular programming services. We experienced problems with the operation of our satellite receivers. In addition, problems were encountered with the installation of an over-the-air antenna, a standard part of our package, which represented a component new to the installer community.

     Between October 15, 2003 and March 31, 2004 we had a free preview period. Customers were required to purchase the VOOM(SM) equipment for $749.99. The free preview period ended during the March billing cycle,

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which ended for all customers not later than April 28, 2004. During January and
February, we tested various consumer offers so that we could better formulate our marketing strategy and tactics. Based upon what we learned in test marketing and consumer surveys, late in February we significantly modified our offer to consumers. We provided customers with a limited time offer that included programming packages ranging from $39.90 to $79.90 per month. Consumers who wanted these packages were given two options for acquiring the home equipment needed to receive the programming. The first option was a no-money down offer with a monthly equipment fee of $9.50 per month per satellite receiver. Alternatively, the consumer could choose to purchase the equipment and related installation for $499.

     We subsequently changed our consumer offer again on August 1, 2004 for new subscribers. The new offer increased the cost of the programming packages to a range of $49.90 to $89.90 per month. Certain costs associated with acquiring the home equipment necessary to receive the programming were also changed. Subscribers who elect the monthly equipment fee option (rather than purchasing the equipment) must now make a one time upfront installation payment of $199. Secondary receivers for subscribers who elect to purchase their equipment now cost $299. On September 17, 2004, we introduced two new promotional offers. Our primary promotion reduces by $150 the $199 equipment installation fee that is charged to subscribers who elect the monthly equipment fee option or the $499 equipment and installation fee for those who elect to purchase their equipment, and in either case, the subscriber must commit to retain the service for one year. The second promotion, which requires no minimum time commitment from the subscriber, offers subscribers who elect to purchase their equipment our most extensive programming package -- VaVaVoom - free for three months. Under this second promotion subscribers electing the monthly equipment fee option receive our VaVaVoom package for three months at $1 per month and there are no monthly equipment charges during that three month period. We may from time to time offer different pricing packages on a promotional or test basis and we may change our base offer from time to time.

     We ended April with 8,000 subscribers and 3,400 customers awaiting installation. In late April and early May we increased our marketing efforts which resulted in a significant increase in the number of subscribers as well as customers awaiting installation. Because of the large number of customers awaiting installation at the end of May, we determined that our installation infrastructure was not adequate to provide installation in a timely manner. We therefore significantly scaled back our direct marketing efforts in June, July and August and concentrated on working with our installation contractor and logistics vendor to improve the installation process. As a result at August 31, 2004 we had approximately 28,700 activated customers and only 1,200 customers awaiting installation. Our subscriber count at August 31, 2004 was also adversely affected by the elimination of subscribers from our reported total due to payment delinquency. Because our free preview period ended in April, July was the first month in which payment delinquencies were reflected as subscriber losses. We continued to lose subscribers from our reported total due to payment delinquencies in August. In addition, the new consumer offer, which went into effect on August 1, 2004, and which included higher monthly programming charges and an upfront installation charge for customers electing the monthly equipment rental option, further reduced the inflow of new customers. We introduced a direct new marketing campaign in mid-September, 2004. At September 30, 2004, we had approximately 26,000 activated customers and 1,250 customers awaiting installation. These numbers are below the comparable August 30, 2004 amounts, which, in turn, were less than the July 31, 2004 figures. The September results continued to be adversely affected by some of the factors, described above, that affected our August performance.

     We also experienced a high churn rate in August and September. Our churn rate for those months was 11% and 9%, respectively. For this purpose we define our churn rate as the number of customer deactivations in the month divided by the average number of subscribers during the month. Since we began service in October, 2003 and through the end of September, 2004, approximately 32% of the customers who had activated our service subsequently terminated the service. We did not deactivate any accounts for nonpayment prior to October 2004. If we had deactivated accounts that were 90 days or more past due at the end of each month, the churn rates would have been 16% and 13% for August and September, respectively, and our cumulative disconnects since we began operations would have been 39%

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

through the end of September. We believe that these high churn rates are due to several factors including (i) disconnects by customers who took advantage of our "no money down" offer and subsequently terminated the service; (ii) disconnects by customers who were not satisfied with the availability of off-air signals; and (iii) disconnects by customers who did not receive all of the cable channels they expected to receive.

     We expect to continue our increased direct marketing efforts through the fourth quarter of this year. We are focusing our marketing efforts in markets that are well served by local digital off-air broadcast signals. We believe that this may reduce the churn rate we have experienced from customers who are dissatisfied with the availability of local digital broadcast signals through our off-air antenna.

  OUR STRATEGY AND BUSINESS PLAN

     We carry a larger number of high-definition channels than any other satellite or cable television provider. Our Rainbow DBS business is the first U.S. television distribution business to focus primarily on the delivery of high-definition television, or HDTV, content. We began the market roll-out of our services in October 2003.

     Our goal is to be the premier source for high definition programming and to exploit that position to develop a successful DBS business. During the first year of our Rainbow DBS operations we have sought to develop a better understanding of the market for satellite-delivered programming, and high definition content in particular. We have also worked to overcome start up issues particularly with respect to equipment, installation and operations. Finally, we have tested, and continue to test, a variety of pricing, promotion and marketing plans to develop the most effective strategy to attract and retain subscribers to our service. This testing is likely to continue into 2005. During this time we will focus our attention on developing a successful strategy rather than driving rapid subscriber growth. It is possible that at various times during this period we may lose more customers than we add. A particularly important decision for us will be finding the right balance between a broad, national marketing effort and an effort that is more targeted to the specific markets in the country which we believe are most promising. There can be no assurance that our efforts will be successful.

     As of September 30, 2004, we offer 36 channels in high-definition, 21 of which are currently exclusive to us, over 80 channels of standard definition programming and 18 channels of audio programming. The new transponder lease agreement with SES Americom, Inc. is designed to give us significant additional channel capacity, we have not yet determined how or when we will use this additional capacity.

     Standard definition and high-definition are two formats of displaying digital television, with high-definition television offering more enhanced vertical and horizontal resolution and higher quality stereo sound as compared to standard definition television. High-definition channels display pictures that contain significantly more detail, resulting in much "crisper" pictures. When we transfer to MPEG-4 standard definition compression, over time we will nearly double our capacity to deliver standard definition programming. Similarly, with the transition to MPEG-4 for high-definition we will increase our high-definition capacity by 50%. For example, once the MPEG-4 conversion for both standard definition and high-definition is fully implemented, using capacity on both Rainbow 1 and Americom-6 we could offer up to 109 high-definition channels and 330 standard definition channels, or some mix of the two formats. The actual allocation of channels between standard definition and high-definition has not yet been decided.

     We originally contemplated transferring to MPEG-4 compression technology in the first quarter of 2005 for standard definition programming and in the fourth quarter of 2005 for high definition programming. That timing is now under review. We currently anticipate that we will obtain additional capacity from further advances in MPEG-2 technology beginning in the first quarter of 2005. We now expect to transition to MPEG-4 compression no earlier than September 2005 for standard definition programming and sometime early in 2006 for high definition programming.

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

     The additional transponder capacity we have acquired through our lease on Americom-6 will give us the capability using MPEG-2 compression to offer 27 high-definition and 116 standard definition channels, or some similar combination of standard and high-definition channels.

     We do not offer as extensive a line-up of standard definition television programming as our principal DBS competitors. Also, unlike our major DBS competitors, we do not offer any satellite delivered local broadcast signals. Instead, we provide access to local digital broadcast channels through an off-air antenna that is included in our basic equipment package. This allows us to use our bandwidth to deliver more high definition programming than any other service. We have experienced some consumer dissatisfaction with the delivery of off-air channels through our off-air antenna, particularly in markets where digital off-air signals are not available at all or only part of the time or are not at an adequate strength. Our business model assumes that a sufficient number of customers will find that the greater array of high definition programming outweighs the disadvantage of a narrower offering of non-high definition programming. There can be no assurance that this will be the case.

  MARKET FOR HDTV

     We believe that the market for HDTV is growing rapidly and presents an attractive opportunity for a satellite-based service. According to a study by the Consumer Electronics Association released in October 2003, 12 million consumers are expected to have purchased HDTV products by February 2005. In addition, the same survey estimates that approximately 30 million consumers considered themselves likely purchasers of HDTV products within the next 3 years.

     This growth in popularity of HDTV is expected to be fueled by increased customer appreciation of the high picture resolution and enhanced audio quality combined with a decline in prices for HDTV capable televisions and by an increase in the number and diversity of HDTV programming services expected to become available. In addition, the FCC has required certain upgrades in new televisions from the current analog to the more advanced digital high-definition technology that potentially will facilitate a more widespread distribution of HDTV.

  OUR SUBSCRIPTION PLAN

     We are currently offering programming packages ranging from $49.90 to $89.90 per month. Under our basic offer, consumers who want these packages have two options for acquiring the home equipment needed to receive the programming. The first is to pay a $199 installation fee and a monthly equipment charge of $9.50 per month per receiver. Alternatively, the consumer can choose to purchase the equipment and related installation for $499. Under this option each additional receiver costs the subscriber an incremental $299. With both options the subscriber is charged a $5.00 per month fee for each activated receiver they have installed. The basic equipment options do not require consumers to subscribe to the service for any minimum period of time. Consumers who activated the service prior to August 1, 2004 when the new pricing was implemented continue to receive the programming at the price in effect when they originally subscribed.

     Currently we are offering two promotions that reduce the cost to the consumer of initiating the service. Our primary promotion reduces by $150 the $199 equipment installation fee that is charged to subscribers who elect the monthly equipment fee option or the $499 equipment installation fee for those who elect to purchase their equipment, and, in either case, the subscriber must commit to retain the service for one year. The second promotion, which requires no minimum time commitment from the subscriber, offers subscribers who elect to purchase their equipment our most extensive programming package -- VaVaVoom -- free for three months. Under this second promotion subscribers electing the monthly equipment fee option receive our VaVaVoom package for three months at $1 per month and there are no monthly equipment charges during that three month period.

     Consumers who requested service after August 1, 2004 were offered several programming packages; an entry level package at $49.90 per month, four premium movie PlusPaks at $19.90 per month per

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package, an adult premium channel, Playboy HD, for $19.90 per month, or the entry level package plus the four premium movie PlusPaks for $89.90 per month. The entry-level package includes:

     - 21 new and exclusive high-definition channels from Rainbow including 10 channels of high-definition movies;

     - over 50 of the most-watched cable channels;

     - 18 commercial-free digital music channels;

     - local off-air digital broadcast channels, where available; and

     - a two-year, in-home service plan.

     Until the offer changes, customers who sign up for the entry-level service can also receive all the recognized, non-premium, high-definition cable channels as part of the package with no additional charge through December 2004.

     Subscribers may also purchase one or more premium multiplex movie service PlusPaks for $19.90 per month. The PlusPaks are:

     - HBO -- nine channels, two of which are in high-definition;

     - Cinemax -- nine channels, two of which are in high-definition;

     - Showtime -- nine channels, three of which are in high-definition; and

     - Starz!/Encore -- nine channels, three of which are in high-definition.

     Customers can also order VaVaVoom, an all inclusive package, for $89.90 per month that includes both the entry level package and the four premium multiplex movie services.

     We may from time to time offer different pricing packages on a promotional or test basis and we may change our base offer from time to time.

  SALES AND DISTRIBUTION

     Customers may subscribe to VOOM(SM) through our website or by contacting our call center directly. We use regional and national broadcast and print advertising, direct mail, and internet marketing to promote VOOM(SM). In addition, VOOM(SM) is available nationwide at SEARS retail locations and through approximately 800 retailers associated with O'Rourke Brothers (wholesale electronics distributors). The arrangements with Sears and O'Rourke Brothers have generated less than 10% of our current subscribers.

     See also "Risk Factors -- Risks Relating to Our Rainbow DBS Business -- We Have Fewer Distribution Channels Than Our Competitors."

  PROGRAMMING

     In addition to offering programming from the networks that we own, we have entered into agreements with unaffiliated video, audio and data programmers. These programmers deliver their programming content to our broadcast centers via commercial satellites, fiber optic networks or microwave transmissions. We monitor those signals for quality, and can add promotional messages, public service programming, advertising, or other information. Equipment at our digital broadcast operations center then digitizes, compresses, encrypts and combines the signal with other necessary data, such as conditional access information. We then "uplink" or transmit the signals our Rainbow 1 DBS satellite, which then rebroadcasts the signals directly to VOOM(SM) subscribers. See also "Risk Factors -- Risks Relating to Our Rainbow DBS Business -- We Depend on Others to Produce Programming," "-- Our DBS Business Benefits From the 'Program Access' Provisions of the 1992 Cable Act" and "-- Our Direct Competitors Currently Offer More Programming Options Than We Do."

  VOOM(SM) DBS EQUIPMENT

     Dish. Subscribers to our service receive the satellite signal from an 18" dish antenna and, for local digital broadcast signals, through an off-air antenna. Effective October 1, 2004 we began leasing transponders on a second satellite, SES Americom's AMC-6. We have not finalized our plans for implementing the use of the new satellite capacity on Americom-6. In order to take advantage of our

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VOOM programming from both our owned satellite, Rainbow 1, and once we begin using them, our leased transponders on the Americom-6 satellite, a subscriber will need to use a single elliptical dish antenna measuring approximately 35" wide by 20" high or a 18" antenna of the type which we have installed and are currently installing for our customers plus a second antenna that would receive the signal from Americom-6. The size and other specifications of the second antenna have not yet been determined. We have placed an initial order for 5,000 of the new larger dish antennas. We have not yet specified, or sought proposals from manufacturers, with respect to the second antenna configuration. We have not finalized plans for the installation of the new larger antennas for new customers or the switch over of existing customers to the new antennas or the installation of a second antenna.

     Satellite Receiver. The dish antennas are connected to a satellite receiver (IRD) designed and manufactured for us by Motorola. As of September 30, 2004 we had received approximately 150,000 satellite receivers from Motorola and had an additional 27,000 on order under open purchase orders. Without modification, the VOOM(SM) receiver is incompatible with our competitors' systems. The initial receiver uses MPEG-2 compression technology but can be upgraded to MPEG-4 technology with a plug-in card, which is expected to be available in 2005. The Motorola receiver is the only receiver on the market that is designed to be easily upgradeable to MPEG-4. Customers will not need to replace their receivers to upgrade to MPEG-4. MPEG compression condenses the data received from the satellite signal and thereby facilitates transmission of the signal. The upgrade to MPEG-4 technology will provide transmission quality similar to that of MPEG-2, but with more efficient compression and delivery of the signal, thereby allowing us to increase our standard definition channel capacity by up to 100%. We believe that there will be a further upgrade of MPEG technology thereafter, which will allow us to increase our high-definition programming capacity. We have not finalized our plans for transferring to MPEG-4 standard definition compression or MPEG-4 high-definition compression. See also "Risk Factors -- Risks Relating to Our Rainbow DBS Business -- We Depend on a Single Receiver Manufacturer." Our satellite receiver is more expensive than the satellite receivers used by our DBS competitors. This greater cost will result in higher equipment charges to our customers to the extent we pass this cost to them or higher costs for us to the extent we subsidize the cost of the receivers.

     Conditional Access Systems. The VOOM(SM) receivers incorporate conditional access technology, which is used to limit access to content and to enforce the business arrangements between us and the subscriber by digitally scrambling and unscrambling programs. The conditional access technology is intended to protect our VOOM(SM) signal from piracy and limit access to our programming to those who pay for our service. We currently use Motorola's conditional access technology to encrypt the programming on the VOOM(SM) service, and the receiver uses the same technology to decrypt the programming. However, we are in the process of transitioning to conditional access technology of NDS for both encryption and decryption.

     Motorola operates an access control network operations center and has agreed to provide us with support for both conditional access systems 24 hours a day. As part of our conditional access technology, we use microchips embedded in credit card-sized access cards, or "smart cards" to control access to authorized programming content. We purchase the smart cards from NDS. These smart cards, which we can update or replace periodically, are a key element in preserving the security of our conditional access system. When a consumer orders a particular channel, we send a message by satellite that instructs the smart card to permit decryption of the programming for viewing by that consumer. The satellite receiver then decompresses the programming and sends it to the consumer's television. See also "Risk Factors -- Risks Relating to Our Rainbow DBS
Business -- Satellite Programming Signals Are Pirated, which Could Cause Us to Lose Subscribers and Revenue."

  OUR SATELLITE CAPABILITIES

     Rainbow 1. We own our Rainbow 1 satellite. It was constructed for us by Lockheed Martin. Rainbow 1 was successfully placed into a geostationary orbit at
61.5 (degree) W.L. in September 2003. A "geostationary orbit" satellite is maintained in the same orbital position over the Earth's surface as the Earth rotates. From its orbital location, Rainbow 1 provides coverage to all of the contiguous United

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States, although service to the northwestern United States may be somewhat marginal because of the lower "look angle" from receiver dishes to the satellite. We operate the Rainbow 1 satellite over 11 DBS frequencies under an FCC license that expires in 2013, but which is renewable by the FCC. On October 1, 2003, we received special temporary authority ("STA") from the FCC to operate our direct broadcast satellite over two additional channels at the 61.5 (degree) W.L. orbit location. The STA is subject to several restrictive conditions and limitations regarding our use of the frequencies. The FCC has not yet adopted rules for the permanent assignment of these two additional channels, and we cannot predict when or if the FCC will permanently assign them. See
"Business -- Our Rainbow DBS Business -- Regulation -- FCC Regulation Under the Communications Act."

     The satellite has adequate transponders to service a maximum of 13 frequencies in contiguous United States, or CONUS, mode or up to 12 frequencies in spot beam mode and one in CONUS mode. CONUS mode transmits programming to the entire contiguous United States, while spot beam mode uses smaller, focused satellite beams to cover a limited geographic region. Outside the selected area in the spot beam mode, the signal is undetectable and will not interfere with the reuse of the same frequency in a distant spot beam. We currently have deployed the satellite's transponders in CONUS mode for all 13 frequencies. Through MPEG-2 digital compression technology we can transmit 3 high-definition channels and 7 standard definitions channels from each transponder.

     Transponders on the satellite may be subsequently redeployed into spot beam mode at any future time, providing us flexibility in the future. The spot beam capability of the satellite permits flexibility in capacity utilization and could allow efficient use of our limited frequency allocation to provide a significant amount of local and regional programming. This use of spot-beams could enable us to provide service to over 125 local markets with non-digital local broadcast signals. This would, however, reduce the number of video channels that could otherwise be offered on a national basis.

     The satellite has a minimum design life of 15 years but carries fuel to satisfy its consumption needs beyond the 15-year minimum design life period. We currently have no additional spacecraft for back-up for our satellite and we have no plans to construct a back-up satellite.

     On September 25, 2004 Rainbow 1 suffered the loss of one solar array circuit out of the 24 solar array circuits on the satellite. The solar array circuits use solar energy to recharge the satellite's batteries and are therefore critical to the satellite's power supply. Loss of solar array circuits can create potential power related problems for the satellite, including possible reduction in the useful life of the satellite and possible inability to obtain full use of all of the satellite's transponders. The satellite was designed with more solar array circuits than the minimum needed to allow the satellite sufficient power to utilize its transponders and to meet its 15-year design life. If the satellite lost additional solar array circuits it may result in an inability to use one or more of its transponders or shorten its useful life.

     See also "Risk Factors -- Risks Relating to Our Rainbow DBS Business -- The Satellites We Use to Transmit Our Service Are Subject to Risks and We Have No Spare Back-Up Capacity" and "-- The Satellites We Use to Transmit Our Service Could Fail Before the End of Their Design Lives."

     Americom-6 Transponder Lease. On April 23, 2004, we entered into an agreement with SES Americom, Inc. to lease 13 transponders as of October 1, 2004 and three transponders as of January 1, 2005 on its Americom-6 satellite, which is located at 72 (degree) W.L. We have the right to elect to lease three additional transponders on Americom-6 by giving notice to SES Americom on or before January 1, 2005. Service on these three additional transponders will commence on a mutually agreed date but in no event later than January 1, 2006 and is subject to SES Americom making each such transponder available for service. We have the right to elect to lease up to five additional transponders on Americom-6 by giving notice to SES Americom on or before January 1, 2006 specifying how many transponders we wish to lease. Lease of these transponders will commence on a mutually acceptable date but in no event later than January 1, 2007, and is subject to SES Americom making each such transponder available for service. The lease of all transponders under the agreement terminates on September 30, 2014 but will terminate earlier if Americom-6 suffers a satellite failure or if SES Americom takes it out of service because of insufficient fuel or if it is replaced by a successor satellite. The design life of Americom-6 extends beyond the term of

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our transponder lease agreement. Our lease of any particular transponder will terminate earlier than September 30, 2014 if that transponder suffers a failure and cannot be restored. We have the right to terminate the lease under certain circumstances.

     We have secured the performance of our obligations under the agreement with SES Americom by delivering irrevocable letters of credit in the aggregate amount of $19.8 million.

     The lease became effective on October 1, 2004 but we have not yet determined how or when we will use the transponder capacity on Americom-6 in our DBS business. Until we begin using Americom-6 we are attempting to lease our transponder capacity to others on a short-term basis but we do not expect to earn significant revenues and we will not offset our lease costs. Because of the orbital positions of the Americom-6 satellite and our existing Rainbow 1 satellite, which is located at its 61.5 (degree) W.L., a subscriber will be unable to access the signal from both satellites with a single 18" antenna of the type we have installed and are currently installing but both could be accessed with a single elliptical satellite antenna that will be approximately 35" wide by 20" high or with the 18" antenna plus a second antenna that would receive the signal from Americom-6. The size and other specifications of the second antenna have not yet been determined and may depend in part on how we decide to use the transponder capacity on Americom-6. Rainbow DBS has not finalized its plans for implementing the use of the new satellite capacity, for the installation of the new larger antennas for new customers or for the switch over of existing customers to the new larger antennas or the addition of a second antenna. We have placed an initial order for 5,000 of the new larger dish antennas. We have not yet specified, or sought proposals from manufacturers, with respect to the second antenna configuration. We are not yet providing the new larger antenna or installing additional antennas so we do not know how much customer resistance to the larger antenna size or to a second antenna we will encounter. See also "Risk Factors -- Risks Relating to Our Rainbow DBS
Business -- Customers May Not Find Our Services to be Attractive."

     Additional Ku-band Licenses. On July 14, 2004, our Rainbow DBS business was the winning bidder in an FCC auction of Ku-band DBS frequencies at two orbital locations over the Pacific Ocean. Rainbow DBS filed formal applications for these frequencies with the FCC on September 17, 2004. If these applications are granted, the FCC will issue licenses for the frequencies to Rainbow DBS. Although we have no current plans for these orbital locations, Rainbow DBS believes that these locations could be used to provide DBS services to Hawaii and the West coast of the United States including parts of Alaska. To maintain these licenses, we will be required to meet FCC milestone obligations, including requirements to enter into definitive satellite construction contracts and place the satellites into service, all by specific dates. We anticipate that the cost of these satellites will be between $400 million and $500 million, in the aggregate. We do not currently have any funding available to construct and launch either of these satellites and there can be no assurance that we will be able to obtain any funding for these purposes. There can also be no assurance that we will be in a position to meet our milestone obligations or to utilize these frequencies. In any event, we will not be in a position to launch and operate either of these satellites for a number of years and there can be no assurance that we will ever be in a position to do so.

     Ka-band Authority. On November 21, 2003, we received authority from the FCC to construct, launch and operate four fixed satellite service, or FSS, Ka-band communications satellites that we will use to provide additional services, including data and video applications. We received a fifth authorization on January 5, 2004. These satellites are to be located at 62(degree) W.L., 71(degree) W.L., 77(degree) W.L., 119(degree) W.L., and 129(degree) W.L. These satellites could be used to provide additional services, including data and video applications. We have posted a bond (and cash collateral) of $5 million (since reduced to $3 million) for each of these authorizations granted by the FCC. The continued validity of the Ka-band licenses and authorizations are subject to certain requirements, including the requirement to construct and launch satellites according to specific milestones and deadlines. The bond for a particular authorization would be forfeited if we failed to meet any FCC-imposed satellite construction milestones for that authorization without an adequate reason, such as technical problems with a satellite launch vehicle. The next milestone requires us to enter into a definitive satellite construction contract by November 21, 2004. In September, we issued requests for proposals for the construction and launch of up to five Ka-band satellites and have received four bids. We have not selected a winning bidder. We anticipate that the

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cost of these satellites will aggregate between $1 and $1.5 billion. We do not currently have any funding available to construct and launch any of these satellites and there can be no assurance that we will be able to obtain any funding for these purposes. There can also be no assurance that we will have the required funding to ensure satisfaction of the build-out targets in accordance with the FCC's grant of such authority.

     In any case, we will not be in a position to launch and operate any or all of the five Ka-band communications satellites for a number of years and there can be no assurance that we will ever be in a position to do so. See also "Risk Factors -- Risks Relating to Our Rainbow DBS Business -- Our Business Depends Substantially on FCC Licenses that Can Be Revoked or Modified" and
"Business -- Our Rainbow DBS Business -- Competition -- Other DBS Operators and Direct-to-Home Satellite System Operators."

  OUR DBS INFRASTRUCTURE

     We currently use third party vendors to provide important infrastructure for our Rainbow DBS service. The services provided by these vendors include:

     - Customer Care: Vendors provide call center services, including both customer service representatives, bill processing and fulfillment, and supporting hardware and software infrastructure.

     - Installation: We have contracted with a vendor to be the primary provider of installation services for our Rainbow DBS business. The vendor operates a national installation service that currently provides equipment installation services to other DBS and cable service providers as well as home theater installation services to a number of retailers. We have experienced problems in attempting to increase the rate at which we install customers, see "Risk Factors -- Risks Relating to Our Rainbow DBS Business -- We Have Experienced Installation Problems." We recently established a regional field office in Miami, Florida. Technical personnel at this location perform service calls for subscribers who are experiencing technical problems, monitor the quality of installations performed by our installation providers, and perform a small number of installations. The primary purpose of this office, which is expected to have limited staffing, is to provide our management with an opportunity to evaluate the quality of installation, service and field performance.

     - Warehousing: We have contracted with a national warehousing service for the warehousing services with respect to our satellite receivers and related equipment. Our installation contractor and some of our retail distributors also warehouse some of our equipment. We are working to implement an automated perpetual inventory system to permit us to track our subscriber equipment inventory in an orderly and timely fashion.

     - Conditional Access and Digital Video Recorder components: We have agreements for signal security and certain DVR file system components, including digital rights management.

     See also "Risk Factors -- Risks Relating To Our Rainbow DBS Business -- We Rely on Third Party Vendors to Provide the Infrastructure for Our DBS Business."

  OUR MULTICHANNEL VIDEO DISTRIBUTION AND DATA LICENSES

     In January 2004, we invested $100,000 for a 49% stake in DTV Norwich, which holds MVDDS licenses in 46 markets in the United States, including New York, Los Angeles, Chicago and Philadelphia. MVDDS licensees will operate in the same radio spectrum as satellite television services like DirecTV, DISH Network and VOOM(SM). The MVDDS signal is transmitted from local, ground based, microwave towers, with enough bandwidth for hundreds of channels and high-speed Internet service. We believe that MVDDS frequencies could be used in conjunction with our satellite business to provide local broadcast signals or two-way Internet services. At this point, however, we cannot provide any assurance that the frequencies could be used successfully for this or any other purpose.

     Concurrently with our equity investment, we funded DTV Norwich with an additional $84.6 million loan for the acquisition of these licenses in the auction. Under the terms of the promissory note with DTV

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Norwich, the loan was forgiven when the FCC granted the MVDDS licenses to DTV
Norwich. Our current investment does not cover any of the costs of building out the infrastructure or other costs necessary to utilize the licenses once we acquire them. We do not currently have any funding available for these additional build-out costs and there can be no assurance that we will be able to obtain any funding for these purposes. Our current estimates of required funding do not take account of the cost of utilizing our investment in multichannel video distribution and data service, or MVDDS. If we are unable to obtain required funding, DTV Norwich might not be able to retain these licenses and we could lose our investment.

     We have also agreed to a put/call option with George S. Blumenthal and Company, LLC, DTV Norwich's majority owner that gave us a call option to purchase a 41% membership interest in DTV Norwich from Blumenthal at an exercise price of $4.23 million. We exercised the call option on October 29, 2004. If we had not exercised our call option by January 1, 2005, the agreement gave Blumenthal the right to put the 41% membership interest to us at the same exercise price of $4.23 million. We expect to use a portion of the proceeds from the August 2004 debt financings by our subsidiary Rainbow National Services LLC, to pay the call price. We will need FCC approval to acquire the 41% membership interest in DTV Norwich because the acquisition would give us control of that entity. We cannot provide any assurance that the FCC would grant the approval. Blumenthal has the right, for ten years, to put its remaining 10% interest to us at fair market value.

     FCC rules prohibit an entity that has an attributable interest in or is a subsidiary of a cable system with more than 35% penetration in a market from holding more than a 20% interest in the MVDDS license in that market. Because of Cablevision's penetration in the New York market, we cannot own more than a 20% interest in the MVDDS license there. This restriction could remain even after the Distribution because of the continuity of ownership of significant Cablevision stockholders in us. Absent a waiver of this restriction by the FCC, we would need to divest all or a sufficient portion of our investment in DTV Norwich's New York City license to comply with the restriction. We have until September 18, 2005 to come into compliance with the 20% ownership limitation or obtain a waiver of it. We cannot provide any assurance that the FCC would grant a waiver of the 20% ownership limitation so that we can retain our interest in the New York MVDDS license, or, in the absence of such a waiver, that we could find a buyer willing to pay a price for our interest in the New York City license at least equal to our investment in the license.

  COMPETITION

     Rainbow DBS is operating in an intensely competitive industry. We compete against a variety of established and newly-formed, innovative companies that offer services and programming similar to or in addition to our own, including video, audio and interactive programming, telephony, broadband Internet and other data and entertainment services. We face direct competition from other DBS providers including DirecTV and EchoStar, each of which is much larger and has greater financial resources than Rainbow DBS, has highly developed sales and distribution systems and has more extensive channel capacity and program offerings. Rainbow DBS also competes directly with cable television operators, which benefit from certain advantages over Rainbow DBS including having greater financial resources, large customer bases and the ability to bundle services such as video and high-speed Internet access. There can be no assurance that we will be able to successfully compete. If we are unable to do so, our financial performance would be materially adversely affected and our business may not be successful.

  OTHER DBS OPERATORS AND DIRECT-TO-HOME SATELLITE SYSTEM OPERATORS

     Major DBS Competitors. Our primary DBS competitors are DirecTV and EchoStar Communications, which have operated in the subscription television industry since 1994 and 1996, respectively. We currently have a less than 1% share of the DBS market. DirecTV has eight satellites, one of which is leased to Telesat Canada to assist Canadian companies in the provision of DBS service to Canadian consumers. DirecTV is currently transmitting over 46 DBS frequencies that are capable of full coverage of the contiguous United States. As of June 2, 2004, DirecTV reported that it distributed more than 850

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digital video and audio channels. Over 325 of those channels are distributed to the contiguous United States; the remainder are regional and local channels with DirecTV customers receiving only the regional and local channels available in their home markets. DirecTV has reported that it had approximately 13.0 million subscribers as of June 30, 2004, including approximately 1.4 million subscribers through members and affiliates of the National Rural Telecommunications Cooperative. EchoStar, which operates the Dish Network, has in-orbit nine satellites, and has the right to use FCC licenses covering 102 DBS frequencies. According to publicly available information, EchoStar has the capability to offer more than 1,000 video and audio channels. A portion of those channels is distributed to the contiguous United States; the remainder are regional and local channels, with EchoStar customers receiving only the channels available in their home markets. EchoStar reported that, as of June 30, 2004, the Dish Network had approximately 10.125 million subscribers. Both DirecTV and EchoStar have new satellites in the process of being constructed and delivered.

     DirecTV and the Dish Network offer significantly more programming channels and options than we do. Moreover, DirecTV offers channels that we do not offer, such as QVC, and also offers exclusive programming, including NFL Sunday Ticket, which allows subscribers to view as many as 14 NFL games each Sunday during the regular NFL season including two NFL games each week in the FOX Widescreen(TM) 16:9 format, which provides clearer resolution than traditional analog television. The Dish Network offers channels, such as Home Shopping Network and Lifetime, that we do not offer. The Dish Network also provides exclusive access to programming such as the 2003 Cricket World Cup. In addition, both DirecTV and the Dish Network offer ethnic programming that we do not offer. For example, the Dish Network offers more than 60 foreign-language channels including Spanish, Arabic, French, Hindi, Russian, and Chinese and DirecTV offers exclusive foreign-language programming like the Chinese-language package, Jadeworld. We believe that DirecTV and the Dish Network have been and will continue to be in an advantageous position relative to us with regard to certain programming packages, provision of local programming and the ability to offer volume discounts for programming offers.

     DirecTV and Dish Network currently offer HD programming channels some of which are the same as we offer and some of which we do not offer (for example, HDNet, HDNet Movies and the CBS HD and NBC HD national feeds). Both DirecTV and Dish Network also have non-syndicated HD programming which we do not carry such as high definition pay per view and special events channels. We offer certain channels, including our VOOM channels, which DirecTV and Dish Network do not offer. Both DirecTV and Dish Network plan to increase their high-definition capacity. DirecTV announced on September 8, 2004 the planned launch of four new Ka-band satellites which it states will permit it to offer 500 local HD channels beginning in 2005 and, beginning in early 2007, 1,000 additional local high-definition channels and 150 national high-definition channels.

     EchoStar and DirecTV also have highly-developed sales and distribution systems. Their satellite receivers are sold in a significantly greater number of retail outlets than ours. DirecTV customers may purchase the receiving equipment through any of approximately 18,000 retail locations in the United States, including Best Buy and Circuit City. The EchoStar receiver systems are available at independent distributors, retailers and consumer electronics stores as well as through nationwide retailers such as Costco, Sears, Wal-Mart and RadioShack. However, we market our VOOM(SM) service only through direct marketing campaigns, our website and approximately 1,600 SEARS stores and through approximately 800 retailers associated with O'Rourke Brothers (wholesale electronics distributors). We have obtained less than 10% of our current subscribers through our arrangements with Sears and O'Rourke Brothers retailers. As a result of this and our limited operating history, our equipment, and consequently our programming services, will be less well known to consumers than those of our largest DBS competitors.

     Our satellite receiver is more expensive than the satellite receivers used by our DBS competitors. This greater cost will result in higher equipment charges to our customers to the extent we pass this cost to them or higher costs for us to the extent we subsidize the cost of the receivers.

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     DirecTV and EchoStar are, and will be for the foreseeable future, in an advantageous position with regard to operational sophistication, market entry, programming, and possibly, volume discounts for programming offers.

     Furthermore, on December 22, 2003, News Corp. completed a transaction to acquire control of the parent company of DirecTV (since renamed DirecTV Group, Inc.). The transaction creates a strategic relationship that could improve DirecTV's competitive capabilities by drawing on resources available from and experience gained in markets around the world. In addition, due to News Corp.'s substantial programming assets, there is a risk that the combined company could make it more difficult for competitors, such as Rainbow DBS, to obtain popular programming. This could have a negative impact on our ability to successfully enter the market.

     Finally, EchoStar and DirecTV have each entered into marketing agreements that may provide them with enhanced marketing opportunities that are currently not available to us. On July 21, 2003, EchoStar and SBC announced a partnership under which SBC markets co-branded "SBC Dish Network" multichannel television services as a fully integrated part of SBC's communication services. The agreement provides for the integration of order entry, customer service and billing, and is intended to provide EchoStar with a marketing channel with SBC customers. In addition, on August 27, 2003, DirecTV and BellSouth announced that they had entered into a marketing alliance that allows BellSouth residential customers to bundle DirecTV with their other communications services at discounted savings each month. In January 2004, Verizon and DirecTV began offering bundled services that allow customers to order phone, internet and video services through one provider.

     Ka-Band Capabilities. Both EchoStar and DirecTV Group, Inc. have announced that they are in the process of launching and operating Ka-band geostationary satellites. EchoStar launched its first satellite with Ka-band capability into orbit on August 7, 2003, and has plans to launch additional Ka-band satellites. We have authority from the FCC to construct, launch and operate five FSS, Ka-band communications satellites that could be used to provide additional services, including data and video applications. We received a fifth authorization on January 5, 2004. These satellites are to be located at 62(degree) W.L., 71(degree) W.L., 77(degree) W.L., 119(degree) W.L., and 129(degree) W.L. We anticipate that the cost of these satellites will aggregate between $1 and $1.5 billion. We do not currently have any funding available to construct and launch any of these satellites. Accordingly, we cannot assure you that we will have the required funding to ensure satisfaction of the build-out targets in accordance with the FCC's grant of such authority. In any case, we will not be in a position to launch and operate any or all of the five Ka-band communications satellites for a number of years and there can be no assurance that we will ever be in a position to do so.

     Other Direct-to-Home Competitors. Other companies offer or plan to offer direct-to-home satellite services in the United States. Dominion Video Satellite has a DBS license and leases transponders for two DBS frequencies from EchoStar so that it can offer its Christian and educational programming to the contiguous United States. Globecast WorldTV, a subsidiary of France Telecom, distributes over 60 foreign language channels on Telstar 5, a mid-power Ku-band satellite located at 97(degree) W.L. SES Americom has announced the formation of a direct-to-home venture in the United States, America2Home. This venture would provide direct-to-home transmission capability to the U.S. market from a yet-to-be-constructed DBS satellite to be located at 105.5(degree) W.L., an orbital location that is currently not licensed for U.S. DBS distribution. C-band satellite program distributors also continue to offer programming on a direct-to-home basis primarily to rural markets. Subscribers to C-band services must have a larger receiver dish, generally several meters in diameter.

     It is also possible that non-U.S. licensed direct broadcast satellites could be used to provide service in the United States. On May 7, 2003, and March 31, 2004, the FCC released orders authorizing the use of Canadian-licensed direct broadcast satellites for service in the United States. On August 13, 2004, the FCC granted DirecTV's application to provide service to United States customers from the Canadian DBS

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orbital position at 72.5 degrees W.L. DirecTV is currently relocating the
DirecTV 5 satellite to 72.5 degrees W.L. where DirecTV will have access to the 32 DBS frequencies at that orbital location. DirecTV indicated, and the FCC order is conditioned on, the intention of DirecTV to use the additional capacity to "improve[e] the quality of" local-into-local service in an additional 24 markets. The United States also has bilateral agreements with Mexico and Argentina that would allow the use of direct broadcast satellites licensed by those countries for service into the United States, and some operators, including SES Global S.A., are attempting to coordinate new direct broadcast satellite orbital locations capable of providing services throughout the United States.

  CABLE TELEVISION AND OTHER LAND-BASED COMPETITORS

     Cable Television Competitors. Cable television operators are a source of significant competition for us and they benefit from several competitive advantages we do not possess. First, most cable television operators have large, well-established customer bases. According to the National Cable and Telecommunications Association, of the 97% of U.S. television households in which cable television service is currently available, approximately 67% currently subscribe to cable. In addition, many cable television operators also have significant investments in companies that provide programming content. These investments may give them an advantage over us in access to quality programming. Finally, cable television operators already provide local programming in all geographic areas they serve.

     Cable television operators also enjoy certain competitive advantages inherent in cable television technology. For example, cable television operators are able to provide analog service to multiple television sets within the same household at an incremental cost to the consumer that is lower than our cost to service multiple sets. Cable companies are also investing heavily in new digital technologies that allow them to bundle traditional analog video offerings with expanded high-quality digital video programming delivered terrestrially or via satellite and other services, such as two-way high-speed Internet access and telephone services on upgraded cable systems. For example, many cable television operators now offer on-demand television services (including, in some cases, high-definition on-demand programming) and high speed Internet access over their upgraded fiber optic systems. These bundled services may be attractive to consumers due to discounting of the bundled services and the fact that the consumer receives a single bill. We may have difficulty competing effectively against cable television operators because of these competitive advantages and our business could be adversely affected as a result.

     Numerous cable television operators have also begun to offer high-definition television services. For example, Cablevision currently offers its subscribers 16 high definition channels at no extra cost and continues to add new high definition channels to its programming package. The expansion of the provision of HDTV services throughout the cable industry is likely to continue, particularly if cable providers continue to upgrade their customer equipment. With their large established customer bases, these cable operators have a significant competitive advantage over us. Cable television operators enjoy a competition advantage in being able to offer subscribers video-on-demand, including high-definition programming.

     VHF/UHF Broadcasters. Most areas of the United States can receive traditional terrestrial VHF/UHF television broadcasts of between three and ten channels. These broadcasters provide local, network and syndicated programming. The local content nature of the programming may be important to the consumer, and VHF/UHF programming is typically provided free of charge over the air. In addition, the FCC has allocated additional digital spectrum to licensed broadcasters. At least during a transition period, each full-power existing television station will be able to retain its present analog frequencies and also transmit programming on a digital channel that may permit multiple programming services per channel. Our business could be adversely affected by continued free broadcast of local and other programming and increased program offerings by traditional broadcasters.

     New Technologies. New technologies also could have a material adverse effect on the demand for our DBS services. For example, Disney has started to offer Movie Beam, which is a VOD service that allows customers to download up to 100 films into a set-top box via over the air TV broadcast spectrums. In addition, new and advanced local multi-point distribution services are currently being implemented. The

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FCC also has adopted a proposal to allow non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequencies as DBS and Ku-based FSS services. In the same rulemaking, the FCC authorized use of the same DBS spectrum that we use by a terrestrial consumer service originally proposed by Northpoint Technology, Ltd. These new services could, once implemented, provide a source of competition to our VOOM(SM) service. Moreover, mergers, joint ventures, and alliances among franchise, wireless or private cable television operators, regional telephone operating companies and others may result in the creation of additional providers capable of offering bundled cable television and telecommunications services in competition with us. We may not be able to compete successfully with existing competitors or new entrants in the market for subscription television services.

     The DBS industry, cable and other system operators are in a constant state of technological, economic and regulatory change and we are unable to predict what forms of competition will develop in the future, the extent of such competition, or its possible effects on our business.

     See also "Risk Factors -- Risks Relating to Our Rainbow DBS Business -- We Face Intense Competition From Direct Broadcast Satellite, Cable Television and Other System Operators, which Could Affect Our Ability to Grow and Increase Earnings."

  REGULATION

     We are subject to comprehensive regulation by the FCC. To a more limited extent we are also subject to regulation by other federal agencies, state and local authorities and the International Telecommunications Union, or ITU. Depending upon the circumstances, noncompliance with legislation or regulations promulgated by these entities could result in suspension or revocation of our licenses or authorizations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties.

     The following summary of regulatory developments and legislation is not intended to describe all present and proposed government regulation and legislation affecting the video programming distribution industry. Government regulations that are currently the subject of judicial or administrative proceedings, legislative hearings or administrative proposals could change our industry to varying degrees. We cannot predict either the outcome of these proceedings or the impact they might have on the industry or on our operations. See "Risk Factors -- Risks Relating to Our Rainbow DBS Business -- The Regulatory Regime We Operate Under Could Change Adversely" and "-- Our Business Depends Substantially on FCC Licenses that Can Be Revoked or Modified."

  FCC REGULATION UNDER THE COMMUNICATIONS ACT

     FCC Jurisdiction. The Communications Act of 1934, referred to as the Communications Act, established the FCC and gave the agency broad authority to regulate the use of the radio spectrum. Because we transmit our programming to and from satellites using radio frequencies in a portion of this spectrum, we are subject to the FCC's licensing requirements. Specifically, the Communications Act gives the FCC regulatory authority over the assignment of radio frequencies and orbital slots, the licensing of direct broadcast satellites, and earth stations, as well as the granting of related authorizations. The FCC is also charged with ensuring compliance with the terms and conditions of such assignments and authorizations, including required timetables for construction and operation of satellites and other due diligence requirements; avoiding interference with other radio frequency emitters; and ensuring compliance with applicable provisions of the Communications Act and FCC rules and regulations governing the operation of DBS satellites licensed by the United States.

     Our Basic DBS Frequency Licenses and Authorizations. We have a license to transmit on 11 frequencies on our Rainbow 1 satellite at the 61.5(degree) W.L. orbital location, which expires in 2013, as well as authorizations to operate earth stations to control and communicate with the satellite. These authorizations are renewable by the FCC. We also hold special temporary authority ("STA") to transmit over two additional DBS frequencies at 61.5(degree) W.L. The FCC has not yet adopted rules for the permanent assignment of these channels, and we cannot predict when or if the FCC will permanently

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assign them. The STA runs for a period of 180 days and may be extended. The initial STA expired on April 5, 2004, and the first renewal of the STA expired on October 2, 2004, but we have applied for an extension and under FCC rules may continue to transmit under the STA during the pendency of the extension request. We will have use of the two channels until the earliest of March 31, 2005, the permanent assignment of the two channels, or an FCC order requiring Rainbow DBS to vacate the two channels. If the FCC has not permanently assigned these channels by March 31, 2005, we may apply to extend our STA for an additional 180 days. The STA is subject to several restrictive conditions and limitations regarding our use of the frequencies.

     We are authorized to operate two earth stations to transmit signals to and receive signals from the Rainbow 1 satellite. One earth station is located in Black Hawk, South Dakota and is used for tracking, telemetry and command of our satellites. The other is operated in Bethpage, New York and is used to transmit programming signals to the satellite. The licenses for these stations will expire in 2018. DBS space station licenses have ten year terms, shorter than the useful life of a healthy direct broadcast satellite. Earth station licenses have 15-year terms. Generally speaking, all of our licenses are subject to expiration unless renewed by the FCC, and our special temporary authorizations are granted for periods of 180 days or less, subject again to possible renewal by the FCC. Licenses may also be revoked or modified by the FCC. If any of our licenses were not renewed or were revoked or were significantly modified, it could have a material adverse effect on our business.

     Additional Ku-Band Licenses. On July 14, 2004, our Rainbow DBS business was the winning bidder in an FCC auction of Ku-band DBS frequencies at two orbital locations over the Pacific Ocean. Rainbow DBS filed formal applications for these frequencies on September 17, 2004. If these applications are granted, the FCC will issue licenses for the frequencies to Rainbow DBS. Although we have no current plans for these orbital locations, Rainbow DBS believes that these locations could be used to provide DBS services to Hawaii and the West coast of the United States including parts of Alaska. To maintain these licenses, we will be required to meet FCC milestone obligations, including requirements to enter into definitive satellite construction contracts and place the satellites into service, all by specific dates.

     We anticipate that the cost of these satellites will be between $400 million and $500 million, in the aggregate. We expect to use a portion of the proceeds from the August 2004 Rainbow National Services debt financings or borrowings under the revolving credit facility of Rainbow National Services to pay for early stage development costs for these satellites. We do not currently have any funding available to construct and launch either of these satellites. Accordingly, there can be no assurance that we will be in a position to meet our milestone obligations or to utilize these frequencies. In any event, we will not be in a position to launch and operate either of these satellites for a number of years and there can be no assurance that we will ever be in a position to do so.

     Ka-Band Licenses. On November 21, 2003, we received authority to construct, launch and operate four fixed satellite service, or FSS, Ka-band communications satellites that could be used to provide additional services, including data and video applications. We received a fifth authorization on January 5, 2004. These satellites will be located at 62(degree) W.L., 71(degree) W.L., 77(degree) W.L., 119(degree) W.L., and 129(degree) W.L. We have posted a bond (and cash collateral) of $5 million (since reduced to $3 million) for each of these authorizations granted by the FCC. The continued validity of the Ka-band licenses and authorizations are subject to certain requirements, including the requirement to construct and launch satellites according to specific milestones and deadlines. The bond for a particular authorization would be forfeited if we failed to meet any FCC-imposed satellite construction milestones for that authorization without an adequate reason, such as technical problems with a satellite launch vehicle. The next milestone requires us to enter into a definitive satellite construction contract by November 21, 2004. In September, we issued requests for the construction and launch of up to five Ka-band satellites and we have received four bids. We have not selected a winning bidder. We anticipate that the cost of these satellites will aggregate between $1 and $1.5 billion.

     We expect to use a portion of the proceeds from the August 2004 Rainbow National Services debt financings or borrowings under the revolving credit facility of Rainbow National Services to pay for early stage development costs for these satellites. We do not currently have any funding available to contract

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and launch any of these satellites. We cannot assure you that we will have the required funding to ensure satisfaction of the build-out targets in accordance with the FCC's grant of such authority. In any case, we will not be in a position to launch and operate any or all of the five Ka-band communications satellites for a number of years and there can be no assurance that we will ever be in a position to do so.

     MVDDS Licenses. In January 2004, we acquired a 49% stake in DTV Norwich, which holds MVDDS licenses in 46 markets in the United States. MVDDS licensees will operate in the same radio spectrum (12.2-12.7 GHz) as satellite television services like DirecTV, DISH Network and VOOM(SM) and must use the spectrum on a non-harmful interferences basis with the satellite television services. The MVDDS service also shares the 12-2-12.7 GHz band on a co-primary basis with non-geostationary satellite orbit ("NGSO") fixed-satellite services ("FSS"). Accordingly, DTV Norwich will be required to protect DBS providers from any harmful interference and will need to coordinate with NGSO FSS operators. DTV Norwich is also required to coordinate with incumbent public safety Private Operational Fixed Radio Service licensees. MVDDS licensees may provide any digital fixed one-way non-broadcast service including direct-to-home/office wireless service. Two-way services may be provided by using other spectrum or media for the return or upstream path. MVDDS licenses are issued for a term of ten years. MVDDS licensees have a license renewal expectancy provided they have built out their systems to a level of "substantial service" at the end of five years and ten years into the license period.

     Additionally, FCC rules prohibit us from holding more than a 20% interest in the MVDDS license in the New York market because we are under common ownership with Cablevision. This restriction could remain even after the Distribution because significant Cablevision stockholders will continue to hold an interest in us. Absent a waiver of this restriction by the FCC, we would need to divest all or a sufficient portion of our investment in DTV Norwich's New York City license to comply with the restriction. We have until September 18, 2005 to come into compliance with the 20% ownership limitation or obtain a waiver of it. We cannot provide any assurance that the FCC would grant a waiver necessary for us to retain our interest in the New York license.

  SPECIFIC COMMUNICATIONS ACT PROVISIONS

     Rules Relating to Broadcast Services. The FCC imposes different rules for "subscription" and "broadcast" services. Because we offer a subscription programming service, we are not subject to many of the regulatory obligations imposed upon broadcast licensees. However, we cannot be certain whether the FCC will find in the future that we must comply with regulatory obligations as a broadcast licensee. If the FCC determines that we are a broadcast licensee, it could require us to comply with all regulatory obligations imposed upon broadcast licensees, which are generally subject to more burdensome regulation than subscription television service providers.

     Availability of Digital Broadcast Television Signals. The FCC has established a schedule for television broadcasters to begin digital operations. All broadcasters were required to complete construction of digital facilities by May 2003, but a number of stations sought and received multiple extensions of this deadline and so have not yet completed construction of the required facilities. According to the FCC, many stations are providing digital signals under "special temporary authority" to use alternate facilities while they complete construction of their own digital facilities. Even where stations have constructed facilities and begun digital operations, digital service may be only available for part of the day and the digital coverage area is often not yet as extensive as the analog coverage area. The FCC has established a schedule for stations to increase their digital service area so that they are largely co-extensive with their analog service areas, but not until as late as July 1, 2006, and to increase their hours of operation by April 1, 2005.

     The Communications Act requires broadcasters to return their analog broadcast licenses and broadcast only in digital format by December 31, 2006. The FCC may extend that deadline for a station if it makes certain findings that indicate that the station's market has not yet converted to digital (e.g., one of the top four broadcast affiliates in the market is not broadcasting in digital, or 85 percent of the television

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households in the market do not have a digital-capable television set). The FCC is currently considering a proposal that would result in all broadcasters transmitting only in digital format by January 2009.

     On September 29, 2004, the Senate voted to require broadcasters on four analog channels to return those channels by December 31, 2007, subject to FCC authority to waive that deadline.

     Public Interest Obligations. Under a provision of the 1992 Cable Act, the FCC imposed public interest requirements on DBS licensees, such as us, to set aside four percent of channel capacity exclusively for noncommercial programming of an educational or informational nature. We are not permitted to control the content of this programming and we must charge the programmers supplying such content below-cost rates for access to our satellite capacity. The programming must be made available to all of our subscribers without any additional charges (except for the basic service charge). This requirement to set aside four percent of our capacity displaces programming for which we could earn commercial rates and could adversely affect our financial results. The DBS public interest obligations also require us to offer "equal opportunities" to political candidates should we permit opposing candidates to use our satellite facilities. We are also obligated to provide "reasonable access" to our facilities by candidates for federal office upon request.

     Cable-DBS Cross-Ownership. The FCC has in the past considered limiting significant ownership interests in DBS licensees by cable television operators. The FCC has not adopted any such limitations to date, but we cannot assure you that the FCC will not adopt such limitations in the future. Even after the Distribution, such limitations, if adopted, could apply to us because of the continuity of ownership in us of significant Cablevision stockholders.

     Open Access Regulation. The FCC has commenced an inquiry into distribution of high-speed Internet access services and a rulemaking concerning interactive television services. In these proceedings, the FCC is considering whether to impose on distributors, including satellite distributors like us, various types of "open access" obligations (such as required carriage of independent content providers). The inquiry into the distribution of high-speed Internet access services has implications for our possible provision of Ka-band services in the future and the rulemaking concerning interactive television services could affect our Rainbow DBS business. We cannot be sure that the FCC will not ultimately impose such obligations, which could be very onerous and could create a significant strain on our capacity and ability to provide other services.

     Foreign Ownership Restrictions. The Communications Act imposes certain foreign ownership restrictions on licensees of radio spectrum, including licensees of satellite services. For example, no satellite license may be held by a foreign government or representative of a foreign government. In addition, a DBS license used for common carrier or broadcast services may not be held by an alien, any corporation organized under the laws of any foreign government, any corporation of which more than one-fifth of the capital stock is owned or voted by aliens or their representatives, or (unless the FCC otherwise permits) any corporation directly or indirectly controlled by any corporation of which more than one-fourth of the capital stock is owned or voted by aliens. These additional restrictions would be applicable if we were to operate as a broadcaster or common carrier. The FCC could revisit its interpretation of DBS foreign ownership requirements in future proceedings.

     Expansion Spectrum. The FCC recently proposed to allocate additional "expansion" spectrum for direct broadcast satellite operators starting in 2007. The new spectrum may have the potential to increase the amount of spectrum available to us. We have not yet applied for any expansion spectrum. We cannot make a judgment, at this point, how this proceeding will affect our Rainbow DBS service.

     Short Spaced DBS Satellites. Currently, U.S. DBS satellites operate in a nine-degree orbital spacing environment. The FCC has initiated a proceeding to determine whether it is technically feasible to reduce the nine-degree orbital spacing environment. Permitting short-spaced DBS satellites could cause increased levels of interference to our Rainbow 1 satellite from a nearby short-spaced DBS satellite. Alternatively, if additional DBS slots became available and we could obtain a license for them, it would provide us with

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additional capacity with which to compete. We do not know at this point how this proceeding will affect our Rainbow DBS service.

     Foreign Operators. Foreign satellite systems also are potential providers of DBS service within the United States. The FCC has issued orders in the past year that would seem to allow the U.S. market to be served by a foreign licensee. While such entry has not yet occurred, it could have a material adverse effect on our business.

     Potential Interference Risk from Other Services. The FCC has adopted a proposal to allow non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequencies as DBS and Ku-band FSS services such as those we will use on Americom-6. In the same rulemaking, the FCC authorized use of the same spectrum that we will use for our Rainbow 1 satellite by a terrestrial consumer service originally proposed by Northpoint Technology, Ltd. There can be no assurance these additional operations in the DBS and FSS spectrum, if they occur, will not interfere with our operations.

  THE INTERNATIONAL TELECOMMUNICATIONS UNION

     Our DBS system also must conform to the ITU broadcasting satellite service plan. If any of our operations are not consistent with this plan, we can only operate on a non-interference basis pending successful modification of the plan or the agreement of all affected administrations to the non-conforming operations. Accordingly, unless and until the ITU modifies its broadcasting satellite service plan to include the technical parameters of DBS applicants' operations, our satellites, along with those of other DBS operators that are not in conformance with the ITU plan, must not cause harmful electrical interference with other assignments that are in conformance with the ITU plan. Further, DBS operators operating outside the parameters of the plan are not currently entitled to any protection from other satellites that are in conformance with the plan. The United States government has filed plan modification requests with the ITU to accommodate the Rainbow 1 satellite. The ITU has requested certain technical information in order to process the requested modifications. We have cooperated, and continue to cooperate, with the FCC in the preparation of its responses to the ITU requests. We cannot predict when the ITU will act upon these requests for modification or if they will be granted. Similar ITU filings will be required for the DBS frequencies we acquired at auction on July 14, 2004.

     Our Ka-band satellite authorizations will require additional filings with the ITU as well. Those authorizations may be subject to filings from other countries with priority under the ITU's processing procedures. As such, we may be required to undertake coordination with other administrations to assure compliance with non-interference protocols. We cannot predict the effect that compliance with any coordination agreement would have on our Ka-band business plans.

  THE SATELLITE HOME VIEWER IMPROVEMENT ACT

     The Copyright Act, as amended by the Satellite Home Viewer Improvement Act, or SHVIA, allows for the retransmission of local broadcast signals by a DBS operator, permits satellite retransmission of distant network channels only to "unserved households," and establishes a process whereby consumers predicted to be served by a local broadcast station may request that the station waive the unserved household limitation so that the requesting consumer may receive distant signals by satellite. A DBS operator retransmitting one local broadcast station in a market may be required, at the request of the other broadcasters, to carry all of the stations in that market. At present SHVIA's "must-carry" mandates do not apply to us because we do not retransmit local broadcast signals. Instead, we supply our customers with an over-the-air antenna that allows them to receive local digital broadcast signals directly from the broadcasters. Should we change our business plan to incorporate retransmission of local broadcast signals via satellite or MVDDS, SHVIA's requirements could have a significant impact on us. Certain provisions of SHVIA expire December 31, 2004, unless extended by Congress. We do not know whether Congress will extend this law or whether in doing so it will make changes to the legal requirements governing satellite retransmission of broadcast signals.

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  DEPENDENCE ON THE CABLE ACT FOR PROGRAM ACCESS

     We purchase a substantial percentage of our programming from programmers that are affiliated with cable television operators. Current program access law prohibits such programmers from refusing to sell us their content and imposes certain pricing restrictions on them. Any relaxation of these requirements could adversely affect our ability to acquire programming at all or to acquire programming on a cost-effective basis.

  EXPORT CONTROL REGULATION

     If we propose to have any of our satellites launched from locations outside the United States, the delivery of such satellites and related technical information for the purpose of launch by foreign launch services providers would be subject to strict export control and prior government approval requirements. We cannot predict whether any such approvals would be granted.

  PATENTS AND TRADEMARKS

     Our Rainbow DBS business relies primarily upon intellectual property rights of others which are licensed to the Company for use in connection with its business such as in the technology utilized in our Rainbow DBS 1 satellite, receivers, satellite dishes and encryption technology. These intellectual property rights are important to us. Many entities, including some of our competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect our equipment, products or services. In general, if a court determines that our equipment, products or services infringe on intellectual property held by others, we may be required to cease using that equipment or marketing those products and services, to obtain licenses from the holders of the intellectual property, or to redesign our equipment, products or services in such a way as to avoid infringing the patent claims. If a competitor holds intellectual property rights, it may not allow us to use its intellectual property at any price, which could adversely affect our competitive position.

     We cannot assure you that we are aware of all intellectual property rights that our equipment, products or services may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent and, accordingly, we cannot evaluate the extent to which our products may infringe claims contained in pending patent applications. Further, it is often not possible to determine definitively whether a claim of infringement is valid, absent protracted litigation. We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on net income, could be material. Damages in patent infringement cases may also include treble damages in certain circumstances. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our liquidity and operating results.

  ENVIRONMENTAL REGULATION

     We are subject to the requirements of federal, state, and local zoning, environmental and occupational safety and health laws and regulations. These include laws regulating the location of satellite antennas, radiation emissions, air emissions, water discharge, waste management and soil contamination. We attempt to maintain compliance with all such requirements. Environmental requirements are complex, change frequently and have become more stringent over time. Accordingly, we cannot provide assurance that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

OUR RAINBOW CINEMAS BUSINESS

     At June 30, 2004, we operated 53 motion picture theaters in the New York metropolitan area with an aggregate of 265 screens. Most of our theaters are multi-screen facilities. We acquired all of Cablevision's motion picture theaters, other than the Ziegfeld Theater, which is located in New York, NY.

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  FILM LICENSING

     We obtain licenses to exhibit "first-run" films by directly negotiating with or, in limited circumstances, submitting bids to film distributors. Film exhibition licenses typically specify rental fees based upon the higher of a gross receipts formula or a theater admissions revenue-sharing formula. Under a gross receipts formula, the distributor receives a specified percentage of box office receipts, with the percentage generally declining over the term of the run. Under a theater admissions revenue-sharing formula, the distributor receives a specified percentage of the excess of box office receipts over certain house expenses.

     A distributor will either require the exhibitors in a zone to bid for a film or will allocate its films among the exhibitors in the zone. When films are licensed under the allocation process, a distributor will choose which exhibitor is offered a movie and then that exhibitor will negotiate film rental terms directly with the distributor for the film. Over the past several years, distributors have generally used the allocation rather than the bidding process to license their films.

     Our motion picture exhibition business is dependent upon the availability of popular well-marketed motion pictures. Accordingly, consistent poor performance of major release films or disruption in the production of motion pictures by the major studios and/or independent producers could, over time, have a material adverse affect on us.

     See also "Risk Factors -- Risks Relating to Our Rainbow Cinemas Business -- Price Terms of Film Licenses Affect Our Results."

  COMPETITION

     We are a relatively small, regional film exhibitor. We compete with a number of large theater chains and independent theaters with respect to acquiring licenses to films and attracting patrons.

     Film distributors seek to place films in theaters from which they can derive the greatest box office revenues. We are not in a strong competitive position because we believe that the principal competitive factors in obtaining films from distributors include licensing terms, seating capacity, location, prestige of the theater chain and of the particular theater, quality of projection and sound equipment and the exhibitor's ability and willingness to promote the distributor's films. Most of our competitors are in a stronger position than we are based upon these factors.

     We believe that the principal competitive factors in attracting film audiences are the availability of marketable films, the location of theaters, theater comfort and environment, projection and sound quality, level of service and ticket price.

     The theater exhibition industry also faces competition from other motion picture exhibition delivery systems, such as network, syndicated and pay television and home video systems. We believe that theater exhibition competes effectively with these and other alternative exhibition delivery systems for a variety of reasons including the larger screen size and superior audio quality. Further, the strength of these alternative media is largely dependent on the successful theatrical release in North America of first-run film product. In addition, there has been significant growth in theatrical exhibition markets outside of North America. Although this growth and successful first run exhibitions of motion pictures help companies in these other business areas derive greater returns, we believe that such returns also benefit us by providing additional capital to producers and distributors to finance and distribute new motion pictures which may be exhibited in our theaters.

     See also "Risk Factors -- Risks Relating to Our Rainbow Cinemas Business -- We Are Subject to Intense Competition."

  REGULATION

     As an exhibitor of motion pictures, we are affected by certain United States judicial decrees regulating the trade practices of major motion picture distributors and a small number of motion picture

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exhibitors formerly owned by such distributors. We are not a party to these decrees. These decrees provide, among other things, that parties subject to the decrees must distribute motion pictures to exhibitors on a picture-by-picture and theater-by-theater basis.

     The Federal Americans With Disabilities Act, or the "ADA" prohibits discrimination on the basis of disability in public accommodations and employment. The ADA became effective as to public accommodations in January 1992 and as to employment in July 1992. To comply with ADA regulations, we completed upgrades of 24 locations in 2003 and two locations in 2004 expect to upgrade the remainder in 2005.

LEGAL PROCEEDINGS

  TIME WARNER LITIGATION

     On November 14, 2003, AMC filed an action against Time Warner Entertainment, L.P. in New York State Supreme Court for declaratory relief and damages caused by Time Warner's anticipatory repudiation of its cable television affiliation agreement with AMC. AMC filed that action as a result of Time Warner's notice purporting to terminate the contract based upon their allegation that AMC had changed its programming. We believe the notice was improper. AMC is seeking a declaratory judgment that it is entitled to full performance of the agreement, and, at its option, is entitled to rescind the agreement and recover damages. Time Warner filed an answer and counterclaims in December 2003 that, among other things, seeks a declaratory judgment as to its right to terminate the affiliation agreement, an injunction requiring AMC to deliver a classic films channel and damages for an alleged breach of contract. The litigation is in the discovery phase, and we cannot predict when it will be resolved, what the outcome will be, nor what would be the consequences of such outcome on our revenues. The affiliation agreement with Time Warner covered approximately 15% of the viewing subscribers of AMC as of June 30, 2004. If we do not prevail in the litigation, our business will be materially and adversely affected.

  CABLEVISION TRACKING STOCK LITIGATION

     In August 2002, purported class actions naming as defendants Cablevision and each of its directors (including Charles F. Dolan, our Chairman and a Director, and Thomas C. Dolan, our President and Chief Executive Officer and a Director) were filed in the Delaware Chancery Court. The actions, which allege breach of fiduciary duties and breach of contract with respect to an exchange by Cablevision of its Rainbow Media Group tracking stock for Cablevision NY Group common stock, were purportedly brought on behalf of all holders of publicly traded shares of Cablevision's Rainbow Media Group tracking stock. The actions sought to (i) enjoin the exchange of Rainbow Media Group tracking stock for Cablevision NY Group common stock, (ii) enjoin any sales of "Rainbow Media Group assets," or, in the alternative, award rescissory damages, (iii) if the exchange is completed, rescind it or award rescissory damages, (iv) award compensatory damages, and (v) award costs and disbursements. The actions were consolidated into one action on September 17, 2002, and on October 3, 2002, Cablevision filed a motion to dismiss the consolidated action. The action was stayed by agreement of the parties pending resolution of a related action brought by one of the plaintiffs to compel the inspection of certain books and records of the Company. On October 26, 2004, the parties entered into a stipulation dismissing the related action, and providing for the Company's production of certain documents. The parties also entered into a stipulation setting the schedule for the filing of an amended consolidated complaint and also setting forth a schedule for the filing of an answer or a motion to dismiss. The Company anticipates that plaintiff will file a consolidated amended complaint on December 13, 2004.

     In August 2003, a purported class action naming as defendants Cablevision, directors and officers of Cablevision (including Charles F. Dolan, our Chairman and a Director, and Thomas C. Dolan, our President and Chief Executive Officer and a Director) and certain current and former officers and employees of Cablevision's Rainbow Media Holdings and American Movie Classics subsidiaries (including Joshua W. Sapan, the Chief Executive Officer of our Rainbow Programming business and a Director) was filed in New York Supreme Court by the Teachers Retirement System of Louisiana. The actions relate to

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the August 2002 Rainbow Media Group tracking stock exchange by Cablevision and allege, among other things, that the exchange ratio was based upon a price of the Rainbow Media Group tracking stock that was artificially deflated as a result of the improper recognition of certain expenses at the national services division of Rainbow Media Holdings. The complaint alleges breaches by the individual defendants of fiduciary duties. The complaint also alleges breaches of contract and unjust enrichment by Cablevision. The Complaint seeks monetary damages and such other relief as the court deems just and proper. Cablevision intends to contest the lawsuit vigorously. On October 31, 2003, Cablevision and other defendants moved to stay the action in favor of the previously filed actions pending in Delaware or, in the alternative, to dismiss for failure to state a claim. On June 10, 2004, the court stayed the action until a review by the court at the earlier of a decision in the previously filed actions in Delaware on the pending motion to dismiss in those actions or at a conference before the court on November 10, 2004.

     The Company is not a party to either of these Cablevision Tracking Stock actions.

     In addition, we are party to various other lawsuits, some involving substantial amounts. We do not believe that the resolution of such lawsuits will have a material adverse impact on our financial position.

EMPLOYEES

     As of June 30, 2004 we had 990 full-time employees and 1,123 part-time employees. Approximately 11% of our Rainbow Cinemas employees are represented by the International Alliance of Theatrical Stage Employees.

PROPERTIES

     We currently sublease approximately 200,000 square feet of office space from Cablevision at 200 Jericho Quadrangle, Jericho, New York, increasing to 300,000 square feet in the second half of 2005, under a lease arrangement that expires in 2015. We use this space as our corporate headquarters and as the principal business location of our Rainbow Programming and Rainbow DBS businesses.

     We will sublease from a Cablevision subsidiary approximately 110,000 square feet of office space at 11 Penn Plaza, New York, New York. The sublease of most of this space expires in 2017.

     RNC operates two technology facilities located in Bethpage, New York, aggregating approximately 67,000 square feet. These facilities allow RNC to offer a full range of services including network program origination, satellite transponder compression, uplinking and downlinking services, studio production, satellite encryption, digital linear and non linear editing, fiber distribution, data delivery, affiliate engineering, and mobile Ku truck operations.

     We also operate a telemetry, tracking and command, or TT&C, facility located on 4.7 acres of land we own in Black Hawk, South Dakota. This TT&C facility is used to control and track our Rainbow 1 DBS satellite. We lease office and technical space in Bethpage, New York, which we use as a digital broadcast operations center.

     As of June 30, 2004, we leased 44 theaters (22 in New Jersey, 19 in New York, two in Pennsylvania and one in Connecticut) with approximately 42,000 seats and we own an additional nine theaters (five in New York and four in New Jersey) with approximately 6,500 seats.

SEASONALITY

     Our business is seasonal in nature. Our Rainbow Programming business experiences seasonality because advertising revenues vary by time of year based on seasonal changes in television viewership. The fourth quarter of each year is the peak earning period for advertising revenues. Our Rainbow Cinemas business experiences seasonality because of distribution practices of the major motion picture studios which have historically concentrated the release of films during the summer and holiday seasons.

                                DIVIDEND POLICY

     We have no intention of paying cash dividends on our common stock in the future. In addition, debt instruments to which we are a party and future debt instruments to which we will become a party will contain covenants which will effectively limit the payment of such dividends.

                               OUR DEBT FINANCING

     On August 20, 2004, our wholly-owned subsidiary, Rainbow National Services LLC, or "RNS," which owns our three national programming services -- AMC, WE and IFC, put in place a $950 million senior secured credit facility ($350 million of which is a revolving credit facility and $600 million of which is a term loan facility) and issued $300 million aggregate principal amount of 8 3/4% senior notes due 2012 and $500 million aggregate principal amount of 10 3/8% senior subordinated notes due 2014, collectively, the "Notes." As of August 20, 2004, no amounts had been borrowed under the revolving credit facility.

     RNS distributed approximately $1,366.1 million of the net proceeds from the $600 million term loan borrowing and the $800 million Notes offerings, which totaled approximately $1,366.4 million net of fees and expenses, to us. We, in turn, distributed approximately $704.9 million to our existing parent company Rainbow Media Holdings LLC, or "RMH," which used those funds to repay all of its borrowings under its credit facility. The facility was cancelled concurrent with the repayment and the guarantees of the facility that had been issued by AMC, IFC and WE were discharged.

     We will use the remaining portion of the funds distributed to us by RNS of approximately $661.2 million to invest primarily in Rainbow DBS and, to a lesser extent, in other developing Rainbow Programming businesses.

DESCRIPTION OF SECURED CREDIT FACILITIES

     RNS' senior secured credit facilities consist of a $350 million revolving credit facility and a $600 million term loan. These facilities have the following principal terms:

Revolving Credit Facility.....   $350 million senior secured reducing revolving
                                 credit facility (including a sublimit of $50 million for letter of credit issuances) maturing September 30, 2011. Beginning December
                                 31, 2009, availability under this facility will be reduced on a quarterly basis in amounts equal to 10% of the original facility for each quarter ending December 31, 2009 through September 30, 2010 and 15% for each quarter ending December 31, 2010 through September 30,
                                 2011.

Term Loan Facility............   $600 million senior secured term loan facility
                                 maturing March 31, 2012. Beginning June 30,
                                 2005, this facility must be repaid in part at the end of each quarterly period in amounts equal to 0.25% of the original facility for each quarter ending June 30, 2005 through March
                                 31, 2011 and 23.50% for each quarter ending
                                 June 30, 2011 through March 31, 2012.

Interest......................   Interest on the revolving credit facility will
                                 initially accrue at the Base Rate (which is the higher of (i) the prime rate determined by JPMorgan Chase Bank and (ii) the sum of the Federal Funds Rate and 0.50%) plus 1.5%.
                                 Thereafter, the interest rate will be equal to, at RNS' option, LIBOR or the Base Rate plus a spread of 1.25% to 1.50% for Base Rate loans or 2.25% to 2.50% for LIBOR loans, based on our total leverage ratio. Interest on the term loan facility will initially be equal to the Base
                                 Rate plus 1.75%. Thereafter, the interest will be equal to, at RNS' option, the Base Rate plus 1.75% or LIBOR plus 2.75%.

Guarantees....................   RNS' obligations under the secured credit
                                 facilities are guaranteed by AMC LLC, WE and IFC and all of RNS' other direct and indirect subsidiaries (other than certain specified unrestricted subsidiaries), as well as our subsidiary Rainbow Programming Holdings LLC, which is the direct parent of RNS.

Security......................   The facilities are secured by all of the assets
                                 of RNS and its restricted subsidiaries and by a pledge of all of the equity interests in RNS and its direct and indirect subsidiaries (other than certain specified unrestricted subsidiaries).

Mandatory Prepayments and
Commitment Reduction..........   All or a specified portion of the proceeds from
                                 certain debt offerings and asset sales by Rainbow Programming Holdings LLC and RNS and its subsidiaries must be used to prepay the term loan, or, if the term loan has been repaid or the prepayment refused by the term loan lenders, to retire borrowings and reduce the lenders' commitments under the revolving facility.

Financial Covenants...........   RNS is required to meet certain financial
                                 covenants including:

                                 - Maximum ratio of total debt to annualized
                                   cash flow of 6.75 through 2006, with
                                   reductions in the required ratio thereafter;

                                 - Maximum ratio of senior debt to annualized
                                   cash flow of 5.00 through September 2005, with reductions in the required ratio thereafter;

                                 - Minimum ratio of trailing six-month cash flow
                                   to interest expense of 1.75; and

                                 - Minimum ratio of annualized cash flow to debt
                                   service of 1.25 through 2006, and 1.50
                                   beginning in 2007.

Limitation on Distributions...   RNS and its restricted subsidiaries are limited
                                 in the amount of distributions and investments they may make. Permitted distributions and investments included the initial distribution of the proceeds of the Notes issuance and term loan borrowings, as described above, and also include:

                                 - Up to $150 million annually (plus any unused
                                   amount from previous years) with a cumulative overall limit for the term of the agreement of $600 million utilized to fund Rainbow DBS;

                                 - Up to $50 million annually (plus any unused
                                   amount from previous years) with a cumulative overall limit for the term of the agreement of $200 million for other general purposes, and

                                 - Subject to our maintaining a maximum ratio of
                                   total debt to annualized cash flow of 5.0, distributions of up to $300 million from the proceeds of permitted future debt offerings.

                                 The distributions described above may be made only if, before and after giving effect to the investment, (i) we meet a minimum liquidity test, (ii) we would be permitted to borrow specified amounts under the loan agreement, and
                                 (iii) we are in compliance with the total leverage ratio, senior leverage ratio, interest coverage ratio and debt service ratio tests under the loan agreement.

Other Affirmative and Negative
Covenants.....................   RNS and its restricted subsidiaries are
                                 required to comply with a number of affirmative and negative covenants that restrict, among other things, the ability of RNS and its subsidiaries to:

                                 - borrow money and guarantee debt;

                                 - pay dividends or redeem or repurchase stock;

                                 - create liens;

                                 - enter into transactions with affiliates;

                                 - sell assets or merge with other companies;

                                 - leave interest rate payment obligations
                                   unhedged; and

                                 - purchase real estate.

THE NOTES

     On August 20, 2004, RNS issued $300 million aggregate principal amount of 8 3/4% senior notes and $500 million aggregate principal amount of 10 3/8% senior subordinated notes, collectively the "Notes," on the following principal terms:

Senior Notes..................   $300 million aggregate principal amount of
                                 8 3/4% senior notes due September 1, 2012.

Senior Subordinated Notes.....   $500 million aggregate principal amount of
                                 10 3/8% senior subordinated notes due September
                                 1, 2014.

Ranking.......................   The senior notes are unsecured senior
                                 obligations of RNS.

                                 The senior subordinated notes are unsecured senior subordinated obligations of RNS.

Guarantees....................   All of RNS' direct and indirect domestic
                                 restricted subsidiaries, other than RNS' insignificant subsidiaries, are guarantors of the Notes.

Optional Redemption...........   RNS may redeem the senior notes, in whole or in
                                 part, at any time after September 1, 2008, and RNS may redeem the senior subordinated notes, in whole or in part, at any time on or after September 1, 2009, in each case at specified redemption prices plus accrued and unpaid interest, if any. Prior to September 1, 2008, (in the case of the senior Notes) or prior to September 1, 2009 (in the case of the senior subordinated Notes), following certain asset sales or merger or consolidation transactions, RNS may also redeem all of the Notes at a make-whole redemption price.

                                 In addition, before September 1, 2007, RNS may redeem up to 35% of the Notes with the net cash proceeds from specified equity offerings at specified redemption prices plus accrued and unpaid interest, if any. However, RNS may only make such a redemption if at least 65% of the aggregate principal amount of

                                 Notes issued under the applicable indenture remains outstanding immediately after the redemption.

Change of Control.............   RNS must offer to purchase the Notes at 101% of
                                 their face amount, plus accrued and unpaid interest, if any, in the event that RNS experiences specified kinds of changes of control.

Limitations on
Distributions.................   The indentures for the Notes restrict RNS and
                                 its restricted subsidiaries from making
                                 specified "restricted payments," which include distributions to Rainbow Media Enterprises.
                                 Permitted distributions include, without limitation:

                                 - The initial distribution of proceeds from the
                                   Notes offerings and the term loan facility of $1,366.1 million;

                                 - Distributions in an aggregate cumulative
                                   amount not to exceed $325 million;

                                 - Annual distributions to cover operating costs
                                   and expenses and capital expenditures of up to $20 million in each of 2004, 2005 and 2006 and $15 million per annum thereafter; and

                                 In addition, the indenture governing the Notes provides that RNS may make a payment that would otherwise be prohibited as a "restricted payment" if:

                                 - no default or event of default is occurring
                                   or would occur as a consequence thereof;

                                 - the Company would have been permitted on a
                                   pro forma basis to incur at least $1.00 of additional debt pursuant to the consolidated leverage ratio test under the indentures; and

                                 - such payment, when aggregated with all prior
                                   "restricted payments" made pursuant to this exception, would be less than the sum of (A) RNS' consolidated cash flow (as defined in the indenture) for the period from July 1, 2004 to RNS' most recently ended fiscal quarter less 1.4x RNS' fixed charges (as defined in the indenture) for such period;
                                   (B) 100% of the aggregate net cash proceeds received by RNS since August 20, 2004 as a capital contribution or from the sale of equity interests; (C) the aggregate net cash proceeds from the sale of any restricted investment (as defined in the indenture) after August 20, 2004 and (D) the fair market value of RNS' investments in any subsidiary that was designated as an unrestricted subsidiary after August 20, 2004 and is redesignated as a restricted subsidiary up to the amount of any restricted investments previously made by RNS or any of its restricted subsidiaries in such subsidiary. "Restricted payments" include dividends, distributions, repurchases of equity interests, or repurchases (other than at maturity) of debt that is subordinated to the Notes, and certain restricted investments.

Other Covenants...............   The indentures governing the Notes will, among
                                 other things, limit RNS' ability and the ability of its restricted subsidiaries to:

                                 - borrow money, guarantee debt or sell
                                   preferred stock;

                                 - create liens;

                                 - pay dividends on or redeem or repurchase
                                   stock;

                                 - make specified types of investments;

                                 - sell stock in its restricted subsidiaries;

                                 - restrict dividends or other payments from
                                   restricted subsidiaries;

                                 - enter into transactions with affiliates; and

                                 - sell assets or merge with other companies.

                                 These covenants contain important exceptions, limitations and qualifications, including with respect to RNS' ability to make distributions to us. RNS may borrow money if its consolidated leverage ratio, which is computed based on its consolidated cash flow (six months annualized), is less than 7.0 to 1.0 prior to January 1, 2009, and less than 6.0 to 1.0 thereafter.

Suspension of Covenants.......   If on any date following the issuance of the
                                 Notes, the Notes have an investment grade rating and no default or event of default has occurred and is continuing under the applicable indenture, most of the covenants, as well as RNS' obligation under such indenture to offer to repurchase Notes following certain change of control events, will be suspended.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined balance sheet of Rainbow Media Enterprises at June 30, 2004 and unaudited pro forma combined statements of operations of Rainbow Media Enterprises for the year ended December 31, 2003 and the six months ended June 30, 2004 give effect to changes in the Company's financial position and operating results directly attributable to the proposed Distribution. The unaudited pro forma combined balance sheet and statements of operations are prepared on the assumption that the proposed Distribution and all related transactions described above had been completed on June 30, 2004 and January 1, 2003, respectively.

     Management believes that the assumptions used provide a reasonable basis on which to present the unaudited pro forma combined financial information. The unaudited pro forma combined financial information may not be indicative of the results that would have occurred if the proposed Distribution had occurred on January 1, 2003 or June 30, 2004, as applicable, or which may be obtained in the future. All other assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma combined financial information.

     Investors should be aware that our historical statements of operations reflect operating losses of $57.7 million that our Rainbow DBS business incurred, consisting primarily of losses incurred in the third and fourth quarters of 2003, as the service did not commence until October 2003. These losses would have been significantly greater if Rainbow DBS had commenced service in the beginning of 2003. The accompanying unaudited pro forma combined operating data does not contain any pro forma adjustments to annualize such losses.

     The Company has projected that subsequent to the Distribution it will incur incremental costs for corporate infrastructure (which includes the hiring of additional personnel to address certain requirements of the stand alone business that were in the past provided by Cablevision, as well costs associated with operating as a separate public entity). It is estimated that, once fully staffed, these expenses will increase our selling, general and administrative expenses by approximately $20 million to $25 million a year. These expenses have not been reflected in the unaudited pro forma combined operating data.

     The Company was included in the consolidated federal income tax return of Cablevision for the year ended December 31, 2003. As of December 31, 2003, on a stand alone basis, the Company did not have a net operating loss carry forward. When the Distribution is completed, the Company's allocated portion of the consolidated federal net operating loss carry forward, if any, will be determined under the Treasury Regulations relating to consolidated tax returns. The pro forma information presented below does not include any adjustment that may result from the allocation of Cablevision's consolidated net operating loss carry forward to the Company.

                        RAINBOW MEDIA ENTERPRISES, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                AT JUNE 30, 2004

                                                            DEBT
                                           HISTORICAL   INCURRENCE(A)   CONTRIBUTIONS(B)   PRO FORMA
                                           ----------   -------------   ----------------   ----------
                                                             (DOLLARS IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents..............  $    8,390     $ 661,497        $      --       $  669,887
  Trade accounts receivable..............      98,290            --               --           98,290
  Accounts receivable-affiliates, net....      86,829            --          (82,652)           4,177
  Feature film inventory, net............     104,940            --               --          104,940
  Prepaid expenses and other current
     assets..............................      51,579            --               --           51,579
                                           ----------     ---------        ---------       ----------
Total current assets.....................     350,028       661,497          (82,652)         928,873
Notes, other receivables and other
  long-term assets.......................      26,862            --               --           26,862
Property and equipment, net..............     410,401            --               --          410,401
  Long-term feature film inventory,
     net.................................     374,930            --               --          374,930
Deferred carriage fees, net..............     100,747            --               --          100,747
Affiliation agreements, net..............     391,395            --               --          391,395
Excess costs over fair value of net
  assets acquired........................      81,691            --               --           81,691
Other intangibles, net...................     167,383            --               --          167,383
Deferred financing costs.................          --        27,500               --           27,500
                                           ----------     ---------        ---------       ----------
                                           $1,903,437     $ 688,997        $ (82,652)      $2,509,782
                                           ==========     =========        =========       ==========

                        RAINBOW MEDIA ENTERPRISES, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                AT JUNE 30, 2004

                                                            DEBT
                                           HISTORICAL   INCURRENCE(A)   CONTRIBUTIONS(B)   PRO FORMA
                                           ----------   -------------   ----------------   ----------
                                                             (DOLLARS IN THOUSANDS)
LIABILITIES AND COMBINED GROUP EQUITY (DEFICIENCY)
Current Liabilities:
  Accounts payable.......................  $   62,057     $      --        $      --       $   62,057
  Accrued expenses.......................      37,363            --               --           37,363
  Accrued employee related costs.........      13,150            --               --           13,150
  Accounts payable to affiliates, net....     431,487            --         (422,554)           8,933
  Feature film rights payable, current...      88,071            --               --           88,071
  Deferred revenue, current..............       3,456            --               --            3,456
  Current portion of bank debt...........          --         1,500               --            1,500
  Current portion of capital lease
     obligations.........................       2,200            --               --            2,200
                                           ----------     ---------        ---------       ----------
Total current liabilities................     637,784         1,500         (422,554)         216,730
Feature film rights payable, long-term...     308,207            --               --          308,207
Deferred revenue.........................          83            --               --               83
Deferred tax liability, net..............     123,902            --               --          123,902
Capital lease obligations, long-term.....       2,248            --               --            2,248
Other long-term liabilities..............      18,534            --               --           18,534
Bank debt................................          --       598,500               --          598,500
Senior and senior subordinated notes.....          --       793,922               --          793,922
                                           ----------     ---------        ---------       ----------
Total liabilities........................   1,090,758     1,393,922         (422,554)       2,062,126
                                           ----------     ---------        ---------       ----------
Minority interest........................      12,692            --               --           12,692
                                           ----------     ---------        ---------       ----------
Commitments and contingencies
Paid-in capital..........................     673,530      (704,925)         339,902          308,507
Retained earnings........................     126,457            --               --          126,457
                                           ----------     ---------        ---------       ----------
Combined group equity (deficiency).......     799,987      (704,925)         339,902          434,964
                                           ----------     ---------        ---------       ----------
                                           $1,903,437     $ 688,997        $ (82,652)      $2,509,782
                                           ==========     =========        =========       ==========

---------------

(a) Debt Incurrence. Entities included in the proposed Distribution have raised funds in debt offerings described under "Our Debt Financing" and made a cash distribution to Rainbow Media Holdings LLC to repay all outstanding amounts under its credit facility. This adjustment reflects the incurrence of $1,393.9 million of debt (net of discounts), the distribution of $704.9 million to Rainbow Media Holdings, and transaction costs estimated to be $27.5 million.

(b) Contributions. These adjustments reflect net contributions to capital aggregating $339.9 million which represent $82.4 million due to Rainbow Media Enterprises from Rainbow Media Holdings LLC and $422.3 million owed by entities included in Rainbow Media Enterprises to Cablevision, all of which will be forgiven. The net amount will be recorded as a capital contribution to the Company.

                        RAINBOW MEDIA ENTERPRISES, INC.
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

                                                                     PRO FORMA ADJUSTMENTS
                                                 --------------------------------------------------------------
                                                                                   AMORTIZATION
                                                  INTEREST ON     ELIMINATION OF   OF DEFERRED      CHANGE IN
                                                      DEBT          MANAGEMENT      FINANCING       VALUATION
                                    HISTORICAL   INCURRENCE(A)       FEES(B)         COSTS(C)     ALLOWANCE(E)    PRO FORMA
                                    ----------   --------------   --------------   ------------   -------------   ---------
                                                                    (DOLLARS IN THOUSANDS)
Revenues, net.....................   $321,582       $     --         $    --         $    --        $     --      $ 321,582
                                     --------       --------         -------         -------        --------      ---------
Expenses:
  Technical and operating.........    158,621             --              --              --              --        158,621
  Selling, general and
    administrative................    176,790             --          (7,679)             --              --        169,111
  Restructuring credit............         (8)            --              --              --              --             (8)
  Depreciation, amortization and
    other.........................     63,820             --              --              --              --         63,820
                                     --------       --------         -------         -------        --------      ---------
                                      399,223             --          (7,679)             --              --        391,544
                                     --------       --------         -------         -------        --------      ---------
Operating income (loss)...........    (77,641)            --           7,679              --              --        (69,962)
                                     --------       --------         -------         -------        --------      ---------
Other income (expense):
Interest expense..................    (12,556)       (52,773)             --          (1,568)             --        (66,897)
Interest income...................        180             --              --              --              --            180
Miscellaneous, net................        (27)            --              --              --              --            (27)
                                     --------       --------         -------         -------        --------      ---------
                                      (12,403)       (52,773)             --          (1,568)             --        (66,744)
                                     --------       --------         -------         -------        --------      ---------
Income (loss) before extraordinary
  item and income taxes...........    (90,044)       (52,773)          7,679          (1,568)             --       (136,706)
Income tax benefit (expense)......      2,788         20,581          (2,995)            612         (25,986)        (5,000)
                                     --------       --------         -------         -------        --------      ---------
Loss before extraordinary
  item(f).........................   $(87,256)      $(32,192)        $ 4,684         $  (956)       $(25,986)     $(141,706)
                                     ========       ========         =======         =======        ========      =========
Basic and diluted net loss per
  share:
  Loss before extraordinary
    item(f).......................
                                     ========                                                                     =========
  Weighted average common
    shares........................
                                     ========                                                                     =========

---------------

(a)-(f) See notes on following page.

                        RAINBOW MEDIA ENTERPRISES, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                                        PRO FORMA ADJUSTMENTS
                                                ---------------------------------------------------------------------
                                                INTEREST ON   ELIMINATION   AMORTIZATION
                                                   DEBT           OF        OF DEFERRED        MGM        CHANGE IN
                                                INCURRENCE    MANAGEMENT     FINANCING     TRANSACTION    VALUATION
                                   HISTORICAL       (A)         FEE(B)        COSTS(C)         (D)       ALLOWANCE(E)   PRO FORMA
                                   ----------   -----------   -----------   ------------   -----------   ------------   ---------
                                                                       (DOLLARS IN THOUSANDS)
Revenues, net....................   $553,140     $      --     $     --       $    --        $    --       $     --     $ 553,140
                                    --------     ---------     --------       -------        -------       --------     ---------
Expenses:
  Technical and operating........    286,887            --           --            --             --             --       286,887
  Selling, general and
    administrative...............    224,570            --      (13,114)           --             --             --       211,456
  Other operating income.........     (4,261)           --           --            --             --             --        (4,261)
  Restructuring credits..........       (141)           --           --            --             --             --          (141)
  Depreciation, amortization and
    other........................     78,883            --           --            --         22,326             --       101,209
                                    --------     ---------     --------       -------        -------       --------     ---------
                                     585,938            --      (13,114)           --         22,326             --       595,150
                                    --------     ---------     --------       -------        -------       --------     ---------
Operating income (loss)..........    (32,798)           --       13,114            --        (22,326)            --       (42,010)
                                    --------     ---------     --------       -------        -------       --------     ---------
Other income (expense):
Interest expense.................    (12,896)     (105,547)          --        (3,137)            --             --      (121,580)
Interest income..................      2,728            --           --            --             --             --         2,728
Write-off of deferred financing
  costs..........................       (388)           --           --            --             --             --          (388)
Minority interest................    (17,215)           --           --            --         17,215             --            --
Miscellaneous, net...............       (243)           --           --            --             --             --          (243)
                                    --------     ---------     --------       -------        -------       --------     ---------
                                     (28,014)     (105,547)          --        (3,137)        17,215             --      (119,483)
                                    --------     ---------     --------       -------        -------       --------     ---------
Loss before income taxes.........    (60,812)     (105,547)      13,114        (3,137)        (5,111)            --      (161,493)
Income tax benefit (expense).....     23,458        41,163       (5,114)        1,223          1,993         (7,176)       55,547
                                    --------     ---------     --------       -------        -------       --------     ---------
Net loss.........................   $(37,354)    $ (64,384)    $  8,000       $(1,914)       $(3,118)      $ (7,176)    $(105,946)
                                    ========     =========     ========       =======        =======       ========     =========
Basic and diluted net loss per
  share:.........................
                                    ========                                                                            =========
Weighted average common shares...
                                    ========                                                                            =========

---------------

(a) Interest on Debt Incurrence. Entities included in the proposed Distribution have raised funds in debt offerings described under "Our Debt Financings" and made a cash distribution to Rainbow Media Holdings to permit it to repay all outstanding amounts under its credit facility. This adjustment reflects the interest expense on the debt and the amortization of the discount on the notes. The interest rate on a portion of this debt is variable. An increase in the interest rate of 1/2% would increase the pro forma adjustment by $1.5 million and $3.0 million for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively.

(b) Elimination of Management Fees. This adjustment reflects the elimination of Cablevision's management fees charged to AMC and WE, which will no longer be paid after the Distribution.

(c) Amortization of Deferred Financing Costs. This adjustment reflects the amortization of deferred financing costs associated with RNS entering into its new debt arrangements. These financing costs will be amortized over the life of the borrowings.

(d) MGM Transaction. This adjustment reflects the additional depreciation and amortization and the elimination of the minority interest of Metro-Goldwyn-Mayer Inc. ("MGM") in AMC, WE and IFC, net of taxes, as if the purchase of MGM's 20% interest in AMC and IFC in July 2003 occurred on January 1, 2003.

(e) Change in Valuation Allowance. This adjustment reflects the change in the valuation allowance for deferred tax assets that results from the net decrease in pro forma taxable income (loss) which reduces the potential to recover deferred tax assets through tax loss carry-back provisions.

(f) Excludes extraordinary loss on investment, net of taxes of $7,820 that resulted from the investment in DTV Norwich in January 2004.

                            SELECTED FINANCIAL DATA

     The operating and balance sheet data included in the following selected financial data for each year in the five-year period ended December 31, 2003 have been derived from the combined financial statements of Rainbow Media Enterprises. The operating and balance sheet data for the periods ended June 30, 2004 and 2003 included in the following selected financial data have been derived from combined financial statements of the Company that have not been audited, but that, in the opinion of the management of the Company, reflect all adjustments necessary for the fair presentation of such data for the interim periods. Acquisitions have been accounted for under the purchase method of accounting and, accordingly, the acquisition costs were allocated to the net assets acquired based on their fair value, except for assets previously owned by Charles F. Dolan or affiliates of Mr. Dolan which were recorded at historical cost. Acquisitions are reflected in operating and balance sheet data from the time of acquisition. As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cautionary Note Concerning Historical Financial Statements" and "Unaudited Pro forma Combined Financial Information," we expect our future results to be significantly and adversely affected by the inclusion of our Rainbow DBS business as an operating company and by the significant increase in our interest expense that will result from the issuance on August 20, 2004 by our subsidiary, Rainbow National Services LLC, of $300 million aggregate principal amount of 8 3/4% senior notes due 2012 and $500 million aggregate principal amount of 10 3/8% senior subordinated notes due 2014 and a $600 million secured term loan. In addition, our financial information does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate entity during the periods presented. The results of operations for the six-month period ended June 30, 2004 are not necessarily indicative of the results that might be expected for future interim periods or for the full year, although the Company does expect to incur a substantial loss for the full year ending December 31, 2004. The selected financial data presented below should be read in conjunction with the combined financial statements of Rainbow Media Enterprises and the notes thereto included elsewhere in this information statement and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                      RAINBOW MEDIA ENTERPRISES
                        -------------------------------------------------------------------------------------
                        SIX MONTHS ENDED JUNE 30,                   YEARS ENDED DECEMBER 31,
                        -------------------------   ---------------------------------------------------------
                           2004          2003          2003         2002        2001       2000      1999(A)
                        -----------   -----------   ----------   ----------   --------   ---------   --------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues, net.........  $  321,582    $  265,727    $  553,140   $  483,012   $398,009   $ 342,964   $315,955
Operating expenses:
  Technical and
    operating.........     158,621       113,889       286,887      227,736    202,126     170,687    172,183
  Selling, general and
    administrative....     176,790        95,436       224,570      147,225    130,067     109,417     93,556
  Other operating
    income............          --            --        (4,261)          --         --          --         --
  Restructuring
    charges
    (credits).........          (8)          100          (141)      (8,262)    15,170          --         --
  Depreciation and
    amortization......      63,820        26,341        78,883       33,686    135,048     105,739     49,675
                        ----------    ----------    ----------   ----------   --------   ---------   --------
Operating income
  (loss)..............     (77,641)       29,961       (32,798)      82,627    (84,402)    (42,879)       541
Other income
  (expense):
  Interest expense,
    net...............     (12,376)       (3,636)      (10,168)      (7,677)   (12,657)    (37,154)   (26,817)
  Equity in net loss
    of affiliates.....          --            --            --         (602)   (16,563)     (1,486)   (16,460)
  Write-off of
    deferred financing
    costs.............          --            --          (388)      (1,870)    (1,053)         --     (1,413)
  Gain on sale of
    programming
    interests.........          --            --            --           --    490,213          --         --
  Minority interest...          --       (14,776)      (17,215)     (21,671)   (14,028)         --         --
  Miscellaneous,
    net...............         (27)         (218)         (243)        (145)      (533)        236       (134)
                        ----------    ----------    ----------   ----------   --------   ---------   --------
Income (loss) before
  extraordinary item
  and income taxes....     (90,044)       11,331       (60,812)      50,662    360,977     (81,283)   (44,283)
Income tax benefit
  (expense)...........       2,788        (4,371)       23,458      (20,015)  (109,215)         --         --
                        ----------    ----------    ----------   ----------   --------   ---------   --------
Income (loss) before
  extraordinary
  item................     (87,256)        6,960       (37,354)      30,647    251,762     (81,283)   (44,283)
Extraordinary loss on
  investment, net of
  taxes...............      (7,820)           --            --           --         --          --         --
                        ----------    ----------    ----------   ----------   --------   ---------   --------
Net income (loss).....  $  (95,076)   $    6,960    $  (37,354)  $   30,647   $251,762   $ (81,283)  $(44,283)
                        ==========    ==========    ==========   ==========   ========   =========   ========

                                                      RAINBOW MEDIA ENTERPRISES
                        -------------------------------------------------------------------------------------
                        SIX MONTHS ENDED JUNE 30,                   YEARS ENDED DECEMBER 31,
                        -------------------------   ---------------------------------------------------------
                           2004          2003          2003         2002        2001       2000        1999
                        -----------   -----------   ----------   ----------   --------   ---------   --------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME (LOSS) PER
  SHARE:
BASIC NET INCOME
  (LOSS) PER COMMON
  SHARE
  Income (loss) before
    extraordinary
    item..............
                        ==========    ==========    ==========   ==========   ========   =========   ========
  Net income (loss)
    before
    extraordinary
    item..............
  Basic weighted
    average common
    shares (in
    thousands)........
                        ==========    ==========    ==========   ==========   ========   =========   ========
DILUTED NET INCOME
  (LOSS) PER COMMON
  SHARE
  Extraordinary loss
    on investment, net
    of taxes..........
                        ----------    ----------    ----------   ----------   --------   ---------   --------
  Net income (loss)
    before
    extraordinary
    item..............
                        ==========    ==========    ==========   ==========   ========   =========   ========
  Diluted weighted
    average common
    shares (in
    thousands)........
                        ==========    ==========    ==========   ==========   ========   =========   ========
CASH DIVIDENDS
  DECLARED PER COMMON
  SHARE(b)............          --            --            --           --         --          --         --
BALANCE SHEET DATA:
Total assets..........  $1,903,437    $1,267,988    $1,655,022   $1,240,021   $737,946   $ 626,037   $696,628
Bank debt.............          --        35,000            --           --         --     359,322    319,147
Capital lease
  obligations.........       4,448         7,609         6,068        9,076     11,799      13,993     16,193
Combined group equity
  (deficiency)........     799,987       200,918       792,596      249,206    136,425    (193,897)   (52,285)

---------------

(a) The investigation into improper expense recognition referred to in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Investigation" identified certain operating expenses that were improperly recognized in 1999 and should have been recognized in 2000 and later periods. As part of the restatement of Cablevision's financial statements for 2000 and later periods, Cablevision recorded those expenses in the appropriate period. However, Cablevision did not restate the 1999 financial statements to remove those expenses because the investigation into the improper expense accruals did not extend to periods prior to 1999. Cablevision did not have sufficient data to appropriately adjust the 1999 results to include in that year expenses that may have been improperly accelerated in earlier periods.

(b) The Company made cash distributions to Cablevision, Rainbow Media Holdings and MGM aggregating $18.4 million, $283.0 million, $115.0 million, $6.7 million, $70.0 million, and $125.0 million in the six months ended June 30, 2003 and the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively. Following the Distribution, the Company does not intend to pay cash dividends on any class of its common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING INFORMATION

     This information statement contains statements that constitute forward looking information, including restructuring charges, availability under credit facilities, levels of capital expenditures, subscriber acquisition costs, projected operating results, sources of funds and funding requirements, among others. Investors are cautioned that such forward looking statements are not guarantees of future performance or results and involve risks and uncertainties and that actual results or developments may differ materially from the forward looking statements as a result of various factors. Factors that may cause such differences to occur include but are not limited to:

     - the level of our revenues and expenses;

     - the expected increase in our expenses as a stand-alone company;

     - demand for and growth of our VOOM(SM) service, which are impacted by competition from other services, such as cable television and DBS services, and the other factors set forth below;

     - the cost of developing, obtaining and licensing our programming;

     - the regulatory environment in which we operate;

     - developments in the government investigations relating to improper expense accruals;

     - the outcome of litigation and other proceedings, including the matters described under "Legal Proceedings";

     - general economic and industry conditions in the areas in which we operate;

     - demand for advertising time and space;

     - our ability to obtain programming for our programming business and maintain and renew on acceptable terms affiliation agreements for those businesses including the affiliation of AMC, IFC and WE with DirecTV and EchoStar, which are scheduled to expire on December 31, 2004;

     - the level of capital expenditures;

     - future acquisitions and dispositions of assets;

     - market demand for new programming services;

     - financial community and rating agency perceptions of our business, operations, financial condition and the industry in which we operate;

     - the ability of Rainbow DBS to acquire and retain large numbers of subscribers to its VOOM(SM) service at a reasonable subscriber acquisition cost;

     - our ability to obtain adequate financing at a reasonable cost to cover the funding needs of our Rainbow DBS business;

     - any expected future enhancement in the ability of the Company and Cablevision to efficiently finance capital requirements, eliminate financing uncertainty or achieve substantial cost savings as a result of the Distribution;

     - other risks and uncertainties inherent in the DBS business, the programming and entertainment businesses and our other businesses;

     - the health and performance of our Rainbow 1 satellite and the Americom-6 satellite on which we lease transponders;

     - our ability to put in place the necessary marketing and other infrastructure to acquire and retain subscribers to our DBS service at a reasonable cost;

     - the accuracy of the assumptions we have made in developing our business model for our DBS business;

     - our estimates of the cost of constructing satellites to exploit Ku-band and Ka-band licenses; and

     - the factors described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein.

     We disclaim any obligation to update or revise the forward-looking statements contained herein, except as otherwise required by applicable federal securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  SUMMARY

     Our future performance is dependent, to a large extent, on our ability to attract a large number of subscribers to our VOOM(SM) service and to do so with subscriber acquisition costs that are within our funding capabilities and to continue to grow the revenues from our programming business. Our future performance will also depend on general economic conditions including capital market characteristics, the effectiveness of direct competition, our ability to manage our businesses effectively, and our relative strength and leverage in the marketplace, both with suppliers and customers.

  RAINBOW PROGRAMMING

     In our Rainbow Programming segment, which accounted for 81% of our 2003 revenues and 84% of our revenues for the six months ended June 30, 2004, we earn revenues in two principal ways. First, we receive payments from operators of cable television systems and direct broadcast satellite operators. These revenues are earned under multi-year affiliation agreements with those companies. The specific affiliate fees we earn vary from operator to operator and also vary among our networks. The second principal source of revenues in this segment is from advertising. Under our agreements with cable and satellite operators we have the right to sell a specific amount of advertising time on our programs. Our advertising revenues are more variable than affiliate fees. This is because most of our advertising is sold on a short-term basis, not under long-term contracts. Also, our advertising revenues vary based upon the popularity of our programming as measured by rating services.

     We seek to grow our revenues in the Rainbow Programming segment by increasing the number of cable systems that carry our services and the number of subscribers to cable systems that receive our programming. We refer to this as our "penetration." AMC, which is widely distributed, has less ability to increase its penetration than newer, less penetrated services. Cable television operators and satellite providers are increasingly interested in obtaining financial payments in return for carrying new services. These payments take the form of marketing support or direct payments for carriage. We may seek to increase our advertising revenues through intensified marketing and by airing an increased number of minutes of national advertising but, ultimately, the level of our advertising revenues are directly related to the penetration of our services and the popularity (including within desirable demographic groups) of our services as measured by rating services.

     The principal goals for us in this segment are to increase our affiliation fees and advertising revenues through increasing penetration of our Rainbow Programming services. To do this we must continue to contract for and produce high-quality, attractive programming. Our greatest challenge arises from the increasing concentration of subscribers in the hands of a few cable television and satellite operators. This increased concentration increases the power of those operators and providers and could adversely affect our ability to increase the penetration of our services or even result in decreased penetration. In addition, this concentration gives those distributors greater leverage in negotiating the pricing and other terms of affiliation agreements. Moreover, as a result of this concentration the impact from a loss of any one of our major affiliate relationships becomes more severe.

  RAINBOW DBS

     Rainbow DBS launched its VOOM(SM) service on October 15, 2003. It had not produced any revenues and incurred operating expenses of $57.7 million during 2003. For the six months ended June 30, 2004, Rainbow DBS's net revenues amounted to $3.7 million and operating losses amounted to $97.6 million. As of June 30, 2004 this business had approximately 25,000 activated customers. The principal challenge for this business is to attract a sufficient subscriber base to reach and exceed a break-even point and to do so with subscriber acquisition and other costs that are within its funding capabilities. There can be no assurance that it will be able to meet this challenge. In addition, Rainbow DBS faces challenges in developing its infrastructure and processes to meet the demands of its evolving business. As discussed under "Business--Our Rainbow DBS Business," in the June through September period we have experienced a slow down in the rate at which we are adding new customers primarily because of (i) a reduction in direct marketing efforts after we found that we could not install significant numbers of new customers in a timely fashion and (ii) the impact of our new pricing plan which went into effect on August 1, 2004 and includes higher monthly programming charges and an upfront installation charge for customers electing the monthly equipment rental option. We have also experienced an increase in the rate at which existing customers are deactivating the service primarily due to (i) disconnects by customers who took advantage of our "no money down" offer and subsequently terminated the service; (ii) disconnects by customers who were not satisfied with the quality of the reception of off-air signals; and (iii) disconnects by customers who did not receive all of the cable channels they expected to receive. As a result of the reduction in the acquisition of new subscribers and the increasing numbers of disconnects, we have experienced actual reductions in the number of subscribers since July, 2004. We increased our direct marketing efforts again in mid-September and expect to continue those increased efforts during the fourth quarter of this year. We intend to focus our marketing efforts in markets that are well served by local digital off-air broadcast signals. We believe that this may reduce the churn rate we have experienced from customers who are dissatisfied with the availability of local digital broadcast signals through our off-air antenna. We have not yet experienced an increase in new customer activations as a result of these efforts. We are continuing to test a variety of pricing, promotion and marketing plans to develop the most effective strategy to attract and retain subscribers to our DBS service. This testing is likely to continue into 2005. During that time, we will focus our attention on developing a successful strategy rather than driving rapid subscriber growth.

     We did not begin to terminate accounts for payment delinquencies until October 2004. Accordingly, our reported "churn" numbers have not reflected any customer deactivations for payment problems. October will reflect a disproportionately large number of such disconnects and a correspondingly higher "churn" rate as we disconnect subscribers who would have been disconnected earlier under our current credit policies. Our reported subscriber figures have excluded accounts that were more than 90 days past due. See "Risk Factors--Risks Relating to our Rainbow DBS Business--We Have Experienced Installation Problems" "We Rely on Third Party Vendors to Provide the Infrastructure for Our DBS Business" "High Subscriber Turnover Could Affect Our Financial Performance" and "Local Broadcast Television Signals Are Not Always Available on Our Service, Which Has Been an Obstacle in Selling Our Service and Has Led to High Subscriber Churn".

  RAINBOW CINEMAS

     Our motion picture exhibition business derives revenues primarily from box office ticket sales, concession stand sales, and, to a lesser extent, from advertising shown at the start of each performance and from venue rentals. Our ability to attract customers to our theaters is, to a large extent, dependent on our ability to obtain high quality film content at competitive pricing. To the extent other theater chains have greater leverage with producers and distributors of motion pictures, our ability to obtain such content at equivalent pricing will be hindered.

CRITICAL ACCOUNTING POLICIES

     In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies that most frequently require us to make estimates and judgments and that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  IMPAIRMENT OF LONG-LIVED AND INDEFINITE-LIVED ASSETS

     Our long-lived assets at June 30, 2004 include excess costs over fair value of net assets acquired ("goodwill") of approximately $81.7 million, approximately $558.8 million of other intangible assets, approximately $410.4 million of property and equipment and approximately $374.9 million of long-term feature film inventory. Such assets accounted for approximately 75% of our consolidated total assets.

     On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and were required to analyze our goodwill for impairment issues during the first six months of fiscal 2002, and on a periodic basis thereafter. Statement 142 requires that goodwill impairment be determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

     The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For other long-lived assets, including intangibles that are amortized, we evaluate assets for recoverability when there is an indicator of potential impairment. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value.

     In assessing the recoverability of our goodwill and other intangibles we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows and comparable market transactions. These valuations are based on estimates and assumptions including projected future cash flows, discount rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. In December 2001, we recorded an impairment loss of approximately $90.8 million included in depreciation and amortization, representing the balance of unamortized goodwill related to certain theaters in which the carrying value of the asset exceeded the estimated fair value based on discounted estimated future cash flows. The Company's annual impairment analysis in 2003 did not result in an impairment charge. A hypothetical 10% decrease to the fair values of each reporting unit would have no effect on the impairment analysis. If these estimates or material related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

     Rights to feature film inventory acquired under license agreements along with the related obligations are recorded at the contract value when a license agreement is executed or the license period has begun. Costs are amortized to technical and operating expense on the straight-line basis over the respective license periods. We periodically review the programming usefulness of our feature film inventory based on a series of factors, including ratings, type and quality of program material, standards and practices, and fitness for exhibition based on the programming of the individual programming service. If we determine that substantially all of the films in a film license agreement have no future programming usefulness and will no longer be exploited, we record a write-off for the portion of the unamortized cost of the film license agreement that was attributed to those films. For the years ended December 31, 2003, 2002 and 2001, we recorded impairment losses of $17.9 million, $1.9 million, and $1.3 million, respectively, included in technical and operating expense, representing the write-off of certain film and programming contracts.

  USEFUL LIVES OF FINITE-LIVED INTANGIBLE ASSETS

     The Company has recognized intangible assets for affiliation agreements and advertiser relationships as a result of the July 2003 repurchase of MGM's 20% interest in each of AMC, WE and IFC and the repurchase of NBC's interests in Rainbow Media Holdings in various transactions in 2001 and 2002. The Company has determined that such intangible assets have finite lives and has estimated those lives to be 10 years for affiliation agreements and 7 to 10 years for advertiser relationships. At June 30, 2004, the carrying values, net of accumulated amortization, were $391.4 million for affiliation agreements and $78.8 million for advertiser relationships.

     The useful lives for the affiliation agreements were determined based upon an analysis of the weighted average lives of existing agreements that each of AMC, WE and IFC had in place with the major multiple system and satellite operators, plus an estimate for renewals of such agreements. The Company has been successful in renewing its affiliation agreements with its customers in the past and believes it will be able to renew its major affiliation agreements in the future. However, as described in "Risk Factors -- Risks Relating to Our Rainbow Programming Business -- Some of Our Networks' Material Affiliation Agreements Will Expire in 2004 and 2005 and We Cannot Assure You That They Will Be Renewed," it is possible that the Company will not successfully renew such agreements or that if it does, the renewal rates may not equal or exceed the rates currently being charged, which could have a material adverse impact on our business. In light of these facts and circumstances, the Company has determined that an estimated useful life of 10 years is appropriate.

     The useful lives of the advertiser relationships were determined based upon an analysis of the retention rates of advertisers during the periods preceding the respective transactions and projecting that retention rate into the future to estimate the period that the advertisers would continue to contribute to the Company's cash flows. Based upon the information available at the time of the acquisitions, the Company determined that the advertiser relationships have useful lives of 7 to 10 years.

  VALUATION OF DEFERRED TAX ASSETS

     Deferred tax assets have resulted from our future deductible temporary differences. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will be realized. In evaluating our ability to realize deferred tax assets, management considers the estimated timing of the reversal of deferred tax liabilities that will give rise to taxable income during the carryforward period of deferred tax assets; the availability of carryback claims for the reversal of deferred tax assets that will give rise to taxable losses that can be used to offset taxable income in prior and current tax years, if any; projections of future taxable income, if any; and the availability of any potential tax planning strategies to utilize deferred assets before they expire. Management believes that it is more likely than not that our deferred tax assets at December 31, 2003 will be realized due to the availability of carryback claims to prior tax years.

     Management estimates that during 2004 the Company may generate deferred tax assets in excess of its ability to realize these assets in either the carryback or carryforward period, and therefore expects that a valuation allowance may be required on this excess. In that case, or if our estimates and related assumptions about the recoverability of deferred tax assets change in the future, we may be required to increase the valuation allowance against our deferred tax assets resulting in income tax expense in our combined statement of operations. Management evaluates the realizability of the deferred tax assets and the need for additional valuation allowances on an ongoing basis. An increase in the valuation allowance of $32.2 million was recorded in the six months ended June 30, 2004. In addition, in 2001 our income tax expense reflected a decrease in the valuation allowance related to our net deferred tax assets of $35.1 million due to the Company's ability to utilize prior period losses and projected future taxable income.

     At the time of the Distribution, Cablevision and the Company will enter into a tax disaffiliation agreement, under which pre-Distribution taxes will be the responsibility of Cablevision. The Company will be responsible for the post-Distribution taxes of its consolidated tax group. As of December 31, 2003, on a stand-alone basis, the Company did not have a net operating loss carry forward. When the Distribution is completed, the Company may be allocated a portion of Cablevision's federal net operating loss carry forward. The amount to be allocated to the Company, if any, will be determined under the Treasury Regulations relating to consolidated tax returns. The Company will estimate the amount allocated to it at the time of the Distribution. Changes in that amount may be required depending upon the final taxable income or loss that Cablevision and the Company report for 2004. In addition, the Company's allocated net operating loss carry forward, if any, may be adjusted as a result of tax audits of Cablevision for periods prior to the Distribution.

  RESTRUCTURING CHARGES

     In 2001, we recorded a charge to income of $15.2 million representing the cost of restructuring our operations. The costs included in the charge consisted of provisions for lease termination costs, including an estimate of costs incurred during a projected vacancy period, estimated brokerage commissions and tenant allowances and employee termination costs, such as severance pay and outplacement services.

     Costs for lease terminations are projected in consultation with real estate professionals. Actual lease termination costs may differ from these estimates as a result of changes in market conditions. Costs related to employee terminations are estimates on an individual-by-individual basis giving effect to the announced severance plan. Because these costs are based on estimates and projections, they can prove to be inaccurate.

     Changes in estimates, as the plan is implemented and additional facts are gathered, are reflected in current operations as adjustments to the restructuring charges, separately reported and identified. The Company recorded restructuring credits of approximately $0.1 million and $8.3 million in 2003 and 2002, respectively. The 2002 credit resulted from a change in estimate related to facility realignment costs as the Company was able to assign a lease for which a provision had been recorded and from the abandonment of the proposed move of the Rainbow Cinemas' headquarters and associated elimination of positions that did not occur.

CERTAIN TRANSACTIONS

     The following transactions occurred during the periods covered by this Management's Discussion and Analysis of Financial Condition and Results of Operations.

     In 2004, Rainbow DBS invested approximately $85.0 million in exchange for a substantial interest in an entity that recently acquired licenses from the FCC to provide multichannel video distribution and data service in 46 metropolitan areas in the United States. The invested funds were used to pay the purchase price of the licenses.

     In July 2003, Rainbow Media Holdings repurchased Metro-Goldwyn-Mayer Inc.'s ("MGM") 20% interest in each of AMC, IFC and WE for $500 million.

     During 2002 and 2001, Cablevision acquired interests owned by NBC in Rainbow Media Holdings. The excess of the purchase price over the net book value of assets acquired had been attributed to the respective subsidiaries of Cablevision as of the purchase date and was allocated to the specific assets acquired based upon their estimated fair value. Approximately $146.3 million of the excess purchase price, net of deferred tax liabilities of $47.7 million was attributed to the Company. In March 2002, Rainbow Media Holdings acquired Loral Space and Communications' 50% interest in Rainbow DBS (formerly R/L

DBS Company LLC), increasing Rainbow Media Holdings' ownership of Rainbow DBS to 100%. Rainbow Media Holdings acquired this interest for a purchase price of up to a present value of $33 million. Prior to March 2002, the operating results of Rainbow DBS are included in equity in net loss of affiliates in the combined statement of operations.

     In April 2001, MGM acquired a 20% interest in each of AMC, IFC and WE. MGM paid $558.4 million in cash for these interests.

ACCOUNTING INVESTIGATION

     On June 18, 2003, Cablevision announced that an internal review initiated by Cablevision had identified improperly recorded expenses at the national services division of Cablevision's Rainbow Media Holdings subsidiary. These national services include AMC, IFC and WE, all of which are now part of our Rainbow Programming business. At the time of the June 18 announcement, the review had found that $6.2 million of expenses for 2003 were accelerated and improperly accrued or expensed in 2002, rather than 2003. All but $1.7 million of that pretax amount was identified and reversed prior to the release of the Cablevision's 2002 results.

     Cablevision also announced on June 18, 2003 that its Audit Committee had retained Wilmer Cutler Pickering LLP to conduct an investigation of the matter. Wilmer Cutler Pickering LLP subsequently retained PricewaterhouseCoopers LLP as forensic accountants.

     In August 2003, Cablevision announced that Wilmer Cutler Pickering LLP reported to the Audit Committee and management of Cablevision that its investigation to that date had identified, in addition to the amounts announced by Cablevision on June 18, 2003, improperly recognized expenses at the original productions units within AMC and WE business units of the national services division of Rainbow Media Holdings and that pretax amounts that should have been expensed in 2003 that were expensed in earlier years equaled approximately $3.4 million.

     In November 2003, Wilmer Cutler Pickering LLP reported that it had substantially completed its detailed review of year-end expenses that may have been improperly accelerated. With respect to Rainbow Media Holdings, Wilmer Cutler Pickering LLP had reported that it had identified, in addition to the amounts reported in June and August 2003, additional improperly accelerated expenses at AMC and WE and at most other business units within Rainbow Media Holdings. For AMC and WE, the additional pretax amounts that should have been expensed in 2003 and later periods that were expensed in earlier years equaled approximately $3.9 million, and for the other Rainbow businesses equaled approximately $5.2 million.

     Certain payments and accruals were improperly recognized as expenses of the period when services had not yet been rendered or liabilities had not yet been incurred. Such expenses related primarily to sales and marketing, original production and event production activities. The improper recognition of sales and marketing expenses related primarily to promotional activities that had not yet occurred and affiliate promotional activities that were not yet complete. The original production accelerations resulted from recording as expense certain transactions related to services that had not yet been performed by vendors involved in the production process. The event production accelerations resulted from the recording, as expense, of items related to future events such as trade shows that had not yet occurred. In substantially all cases, these items were improperly recorded as expenses on the basis of vendor invoices that inaccurately or inadequately described the period in which services were rendered, and which were inappropriately approved by business unit personnel.

     In March 2004, Wilmer Cutler Pickering LLP reported that its investigation of improper expense recognition was complete. The investigations into these matters by the Securities and Exchange Commission and the U.S. Attorney's Office for the Eastern District of New York are continuing. In July and August 2004, Cablevision provided information to the staff of the Securities and Exchange Commission with respect to certain of its previous restatement adjustments relating to the timing of recognition of launch support, marketing and other payments under affiliation agreements. Cablevision has disclosed that it recorded, as part of its restatement, adjustments to operating expenses relating to the timing of recognition of launch support, marketing and other payments under affiliation agreements which increased (decreased) operating income by ($2,202,000), ($21,573,000), $5,030,000 and ($4,395,000) in
2002, 2001, 2000 and 1999, respectively. These adjustments (i) reversed decisions concerning the periods in which certain launch support, marketing and other payments under affiliation agreements were recognized and (ii) as to two other related affiliation agreements, reversed the decision that was originally made to amortize launch support payments over the term of just one of the agreements and, instead, to amortize those payments over the full term of both related agreements. None of these adjustments related to the combined financial statements of Rainbow Media Enterprises.

     As a result of the accounting investigation, in March 2004, Cablevision restated certain of its previously issued consolidated financial statements. The combined financial statements of Rainbow Media Enterprises included in this information statement have not been restated because combined financial statements of Rainbow Media Enterprises had never been issued prior to the restatements by Cablevision. To the extent that adjustments included in the Cablevision restatement were relevant to our combined financial statements, their impact is reflected in our combined financial statements. The following table sets forth the nature and amount of the restatement adjustments to Cablevision's consolidated statements of operations for the years ended December 31, 2002, 2001, 2000 and 1999 that also applied to, and are reflected in our combined financial statements.

                                                            EFFECT OF CABLEVISION RESTATEMENT ADJUSTMENTS
                                                                     ON RAINBOW MEDIA ENTERPRISES
                                                           ------------------------------------------------
                                                              2002         2001        2000       1999(A)
                                                           ----------   ----------   ---------   ----------
                                                                        (DOLLARS IN THOUSANDS)
Effect on net income:
  Acceleration of expenses, net(b).......................   $(1,817)     $  (566)     $2,548       $  --
  Other expenses, net(c).................................    (1,000)       1,000          --          --
  Minority interest, including effect of
     adjustments(d)......................................       498       (1,641)         --          --
  Income tax benefit (expense)(e)........................       904         (523)         --          --
                                                            -------      -------      ------       -----
  Increase (decrease) in net income......................   $(1,415)     $(1,730)     $2,548       $  --
                                                            =======      =======      ======       =====
  Increase (decrease) in operating income................   $(2,817)     $   434      $2,548       $  --
                                                            =======      =======      ======       =====

---------------

(a) The investigation into improper expense recognition referred to in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Investigation" identified certain operating expenses that were improperly recognized in 1999 and should have been recognized in 2000 and later periods. As part of the restatement of Cablevision's financial statements for 2000 and later periods, Cablevision recorded those expenses in the appropriate period. However, Cablevision did not restate the 1999 financial statements to remove those expenses because the investigation into the improper expense accruals did not extend to periods prior to 1999. Cablevision did not have sufficient data to appropriately adjust the 1999 results to include in that year expenses that may have been improperly accelerated in earlier periods.

(b) Reflects adjustments for certain payments and accruals that were improperly recognized as expenses of a period in which services had not yet been rendered or liabilities had not yet been incurred. Such expenses related primarily to sales and marketing, original production and event production activities. The improper recognition of sales and marketing expenses related primarily to promotional activities that had not yet occurred and affiliate promotional activities that were not yet complete. The original production accelerations resulted from recording as expense certain transactions related to services that had not yet been performed by vendors involved in the production process. The event production accelerations resulted from the recording, as expense, of items related to future events such as trade shows that had not yet occurred. In substantially all cases, these items were improperly recorded as expenses on the basis of vendor invoices that inaccurately or inadequately described the period in which services were rendered, and which were inappropriately approved by business unit personnel.

(c) Consists of an error made with respect to the timing and amount of the termination of a contractual obligation.

(d)  Represents the effect of all restatement adjustments on minority interests.

(e) Reflects the net impact of the adjustments on Rainbow Media Enterprises' income tax expense.

     Wilmer Cutler Pickering LLP made recommendations with respect to improvements in internal controls. Cablevision adopted new policies and procedures commencing in January 2003. These new policies and procedures implemented certain of the recommendations of Wilmer Cutler Pickering LLP. The new policies and procedures included:

     - adoption of new vendor payment guidelines (implemented in March 2003);

     - signature and password protection (implemented in March 2003);

     - communication of information to those responsible for the preparation of financial statements (implemented in October 2003);

     - enhancement and reinforcement of Cablevision's existing policies and procedures related to expense recognition and accruals (through the adoption of a policy and procedure that specifically addresses the procedures to be followed in accruing an expense in a period including required documentation relating to the expense) and for payments and accruals (through the adoption of a new payment authorization and control form that contains specific questions to be answered by the person requesting payment to a vendor and requires specific documentation to be attached to the form) (implemented in March 2003);

     - additional required support and approval for certain types of payments and accruals (implemented in October 2003); and

     -  additional internal audit procedures (implemented in May 2004).

     Cablevision continues to reinforce existing policies and procedures and adopt new policies and procedures including the following:

     - implementation of a policy regarding contract preparation and performance in the absence of written agreements is expected to commence in the fourth quarter 2004.

     - review, implementation or enhancement of policies relating to accruals and prepayments and the budget process is expected to commence in the fourth quarter 2004.

     - additional training, education and support of employees of the operating units responsible for accumulating information for, and preparation of, financial statements is expected to be implemented commencing in the fourth quarter of 2004; and

     - reassessment and improvement of the structure and accountability of employees of the operating units responsible for accumulating information for, and preparation of, financial statements is expected to be implemented commencing in the fourth quarter of 2004.

     Cablevision and the Company believe that the measures implemented to date have remediated the improper expense acceleration problems that were the subject of the accounting investigation described above. Cablevision and the Company are continuing to work to implement all of the remaining recommendations of Wilmer Cutler Pickering LLP and are committed not only to avoiding a recurrence of the improper expense accelerations but also to preventing any other type of conduct that could adversely affect the quality of their financial statements.

     Cablevision has determined that there was not and is not a material weakness in its internal controls.

CAUTIONARY NOTE CONCERNING HISTORICAL FINANCIAL STATEMENTS

     Investors should be aware that our statements of operations for the years ended December 31, 2002 and 2001 reflect primarily the operating results of our Rainbow Programming and Rainbow Cinemas businesses. For the year ended December 31, 2003, our Rainbow DBS business incurred operating losses of $57.7 million, consisting primarily of start-up costs incurred in the third and fourth quarters as the service did not commence until October 2003. These losses would have been significantly greater if Rainbow DBS had commenced services in the beginning of 2003. Unless we are able to attract a large number of subscribers, we will be unable to offset fully these expenses. Through June 30, 2004, our Rainbow DBS business had approximately 25,000 subscribers. We believe that the impact of developing the Rainbow DBS business will continue to be significant and adverse since we will be incurring significant expenses as we attempt to successfully operate and expand our VOOM(SM) service. In addition, Rainbow Media Enterprises is highly leveraged as a result of the incurrence by our subsidiary, Rainbow National Services LLC, of $1.4 billion of indebtedness in August 2004. We will incur significant interest charges as a result of this debt incurrence. These interest charges will be significantly in excess of the interest expense reflected in our historical financial statements. See "Unaudited Pro Forma Combined Financial Information". Finally, our financial information does not necessarily reflect what our results of operations and financial position would have been like if we had operated as a separate entity during the periods presented. For these reasons, investors should not expect our historical financial results to be indicative of future results. See "Unaudited Pro Forma Combined Financial Information".

RESULTS OF OPERATIONS

     The following table sets forth on a historical basis certain items related to operations as a percentage of net revenues for the periods indicated.

                          STATEMENT OF OPERATIONS DATA

                                                 THREE MONTHS ENDED JUNE 30,
                                          -----------------------------------------
                                                 2004                  2003
                                          -------------------   -------------------     INCREASE
                                                     % OF NET              % OF NET    (DECREASE)
                                           AMOUNT    REVENUES    AMOUNT    REVENUES   IN NET INCOME
                                          --------   --------   --------   --------   -------------
                                                   (DOLLARS IN THOUSANDS)
Revenues, net...........................  $166,895     100%     $137,198     100%       $ 29,697
Operating expenses:
  Technical and operating...............    82,124      49        58,539      43         (23,585)
  Selling, general and administrative...   104,780      63        49,555      36         (55,225)
  Restructuring charges (credits).......        (8)     --           166      --             174
  Depreciation, amortization and
     other..............................    32,133      19        13,226      10         (18,907)
                                          --------              --------                --------
Operating income (loss).................   (52,134)    (31)       15,712      11         (67,846)
Other income (expense):
  Interest expense, net.................    (6,866)     (4)       (1,861)     (1)         (5,005)
  Minority interest.....................        --      --        (7,645)     (6)          7,645
  Miscellaneous, net....................        (7)     --          (212)     --             205
                                          --------              --------                --------
Income (loss) before extraordinary item
  and taxes.............................   (59,007)    (35)        5,994       4         (65,001)
  Income tax benefit (expense)..........     1,208       1        (2,312)     (2)          3,520
                                          --------              --------                --------
Net income (loss).......................  $(57,799)    (35)%    $  3,682       3%       $(61,481)
                                          ========              ========                ========

                                                  SIX MONTHS ENDED JUNE 30,
                                          -----------------------------------------
                                                 2004                  2003
                                          -------------------   -------------------     INCREASE
                                                     % OF NET              % OF NET    (DECREASE)
                                           AMOUNT    REVENUES    AMOUNT    REVENUES   IN NET INCOME
                                          --------   --------   --------   --------   -------------
                                                   (DOLLARS IN THOUSANDS)
Revenues, net...........................  $321,582     100%     $265,727     100%       $  55,855
Operating expenses:
  Technical and operating...............   158,621      49       113,889      43          (44,732)
  Selling, general and administrative...   176,790      55        95,436      36          (81,354)
  Restructuring charges (credits).......        (8)     --           100      --              108
  Depreciation, amortization and
     other..............................    63,820      20        26,341      10          (37,479)
                                          --------              --------                ---------
Operating income (loss).................   (77,641)    (24)       29,961      11         (107,602)
Other income (expense):
  Interest expense, net.................   (12,376)     (4)       (3,636)     (1)          (8,740)
  Minority interest.....................        --      --       (14,776)     (6)          14,776
  Miscellaneous, net....................       (27)     --          (218)     --              191
                                          --------              --------                ---------
Income (loss) before extraordinary item
  and taxes.............................   (90,044)    (28)       11,331       4         (101,375)
  Income tax (expense) benefit..........     2,788       1        (4,371)     (2)           7,159
                                          --------              --------                ---------
Income (loss) before extraordinary
  item..................................   (87,256)    (27)        6,960       3          (94,216)
Extraordinary loss on investment, net of
  taxes.................................    (7,820)     (2)           --      --           (7,820)
                                          --------              --------                ---------
Net income (loss).......................  $(95,076)    (30)%    $  6,960       3%       $(102,036)
                                          ========              ========                =========

                                                    YEARS ENDED DECEMBER 31,
                                            -----------------------------------------
                                                   2003                  2002            INCREASE
                                            -------------------   -------------------   (DECREASE)
                                                       % OF NET              % OF NET     IN NET
                                             AMOUNT    REVENUES    AMOUNT    REVENUES     INCOME
                                            --------   --------   --------   --------   ----------
                                                     (DOLLARS IN THOUSANDS)
Revenues, net.............................  $553,140     100%     $483,012     100%     $  70,128
Operating expenses:
  Technical and operating.................   286,887      52       227,736      47        (59,151)
  Selling, general and administrative.....   224,570      41       147,225      30        (77,345)
  Other operating income..................    (4,261)     (1)           --      --          4,261
  Restructuring credits...................      (141)     --        (8,262)     (2)        (8,121)
  Depreciation, amortization and other....    78,883      14        33,686       7        (45,197)
                                            --------              --------              ---------
Operating (loss) income...................   (32,798)     (6)       82,627      17       (115,425)
Other income (expense):
  Interest expense, net...................   (10,168)     (2)       (7,677)     (2)        (2,491)
  Equity in net loss of affiliate.........        --      --          (602)     --            602
  Write-off of deferred financing costs...      (388)     --        (1,870)     --          1,482
  Minority interest.......................   (17,215)     (3)      (21,671)     (4)         4,456
  Miscellaneous, net......................      (243)     --          (145)     --            (98)
                                            --------              --------              ---------
Income (loss) before taxes................   (60,812)    (11)       50,662      10       (111,474)
  Income tax (expense) benefit............    23,458       4       (20,015)     (4)        43,473
                                            --------              --------              ---------
Net income (loss).........................  $(37,354)     (7)%    $ 30,647       6%     $ (68,001)
                                            ========              ========              =========

                                                    YEARS ENDED DECEMBER 31,
                                            -----------------------------------------
                                                   2002                  2001            INCREASE
                                            -------------------   -------------------   (DECREASE)
                                                       % OF NET              % OF NET     IN NET
                                             AMOUNT    REVENUES    AMOUNT    REVENUES     INCOME
                                            --------   --------   --------   --------   ----------
                                                     (DOLLARS IN THOUSANDS)
Revenues, net.............................  $483,012     100%     $398,009     100%     $  85,003
Operating expenses:
  Technical and operating.................   227,736      47       202,126      51        (25,610)
  Selling, general and administrative.....   147,225      30       130,067      33        (17,158)
  Restructuring (credits) charges.........    (8,262)     (2)       15,170       4         23,432
  Depreciation, amortization and other....    33,686       7       135,048      34        101,362
                                            --------              --------              ---------
Operating (loss) income...................    82,627      17       (84,402)    (21)       167,029
Other income (expense):
  Interest expense, net...................    (7,677)     (2)      (12,657)     (3)         4,980
  Equity in net loss of affiliate.........      (602)     --       (16,563)     (4)        15,961
  Write-off of deferred financing costs...    (1,870)     --        (1,053)     --           (817)
  Gain on sale of programming interests...        --      --       490,213     123       (490,213)
  Minority interest.......................   (21,671)     (4)      (14,028)     (4)        (7,643)
  Miscellaneous, net......................      (145)     --          (533)     --            388
                                            --------              --------              ---------
Income before taxes.......................    50,662      10       360,977      91       (310,315)
Income tax expense........................   (20,015)     (4)     (109,215)    (27)        89,200
                                            --------              --------              ---------
  Net income..............................  $ 30,647       6%     $251,762      63%     $(221,115)
                                            ========              ========              =========

COMPARISON OF THREE AND SIX MONTHS ENDED JUNE 30, 2004 VERSUS THREE AND SIX MONTHS ENDED JUNE 30, 2003

     Revenues, net for the three and six months ended June 30, 2004 increased $29.7 million (22%) and $55.9 million (21%), respectively, as compared to revenues for the same period in the prior year. The net increases are attributable to the following:

                                                              THREE MONTHS   SIX MONTHS
                                                              ------------   ----------
                                                                 ENDED JUNE 30, 2004
                                                              -------------------------
                                                                (DOLLARS IN MILLIONS)
Increase in revenue from advertising........................     $12.7         $26.5
Increase in revenue from programming network subscriber and
  rate increases............................................       7.3          17.6
Revenue from the film distribution business primarily driven
  by two titles.............................................       8.9          10.7
Increase in Rainbow DBS revenue.............................       2.7           3.8
Decrease in Rainbow Cinemas revenue.........................      (2.8)         (3.9)
Other net increases.........................................       0.9           1.2
                                                                 -----         -----
                                                                 $29.7         $55.9
                                                                 =====         =====

     Technical and operating expenses include primarily:

     - costs to license programming including feature films for our national networks,

     - programming and production costs of our Rainbow Programming business,

     - uplink and broadcast costs of our Rainbow DBS business, and

     - film costs related to Rainbow Cinemas.

     Technical and operating expenses for three and six months ended June 30, 2004 increased $23.6 million (40%) and $44.7 million (39%), respectively, as compared to the same periods in 2003. The net increases are attributable to the following:

                                                              THREE MONTHS   SIX MONTHS
                                                              ------------   ----------
                                                                 ENDED JUNE 30, 2004
                                                              -------------------------
                                                                (DOLLARS IN MILLIONS)
Contractual and production costs incurred for the VOOM(SM)
  HD channels...............................................     $14.1         $27.8
Increase in costs incurred to operate our direct broadcast
  satellite service.........................................       8.1          10.5
Increase in programming and production costs, including
  contractual rights, excluding VOOM(SM) HD channels........       1.2           5.1
Other net increases.........................................       0.2           1.3
                                                                 -----         -----
                                                                 $23.6         $44.7
                                                                 =====         =====

     As a percentage of revenues, technical and operating expenses increased 6% for the three and six months ended June 30, 2004 as compared to the same periods in the prior year.

     Selling, general and administrative expenses include primarily sales, marketing and advertising expenses, administrative costs and costs of facilities. Selling, general and administrative expenses increased

$55.2 million (111%) and $81.4 million (85%), respectively, for the three and six months ended June 30, 2004 as compared to the same periods in 2003. The net increases are attributable to the following:

                                                              THREE MONTHS   SIX MONTHS
                                                              ------------   ----------
                                                                 ENDED JUNE 30, 2004
                                                              -------------------------
                                                                (DOLLARS IN MILLIONS)
Increase in costs incurred in connection with the marketing
  and subscriber acquisition costs of our Rainbow DBS
  service...................................................     $34.9         $48.5
Administrative costs incurred in connection with the
  development of our Rainbow DBS service....................       6.3          11.8
Increase (decrease) in costs associated with the
  investigation into improper expense recognition...........      (0.4)          4.0
Administrative costs incurred in connection with the
  development of the VOOM(SM) HD channels...................       4.1           7.7
Increase in sales and marketing costs primarily driven by
  two film distributions....................................       8.4          10.7
Decrease in expenses relating to a long-term incentive
  plan......................................................      (0.6)         (0.9)
Other net increases (decreases) in general and
  administrative costs......................................       3.9          (1.1)
Increase (decrease) in stock plan expenses..................      (1.4)          0.7
                                                                 -----         -----
                                                                 $55.2         $81.4
                                                                 =====         =====

     As a percentage of revenues, selling, general and administrative expenses increased 27% and 19%, respectively, for the three and six months ended June 30, 2004 compared to the same periods in the prior year. Excluding the effects of the stock plan, as a percentage of revenues such costs increased 28% and 19%, respectively, during the three and six months ended June 30, 2004 as compared to the same periods in the prior year.

     We believe that, although costs we incur as a separate, publicly-traded and reporting entity will increase selling, general and administrative costs by between $20 million and $25 million annually, in general, the level of our historical selling, general and administrative expenses relative to revenue is largely indicative of future expense levels.

     We believe that, in general, the level of our historical technical and operating expenses relative to revenue is largely indicative of future expense levels, with two exceptions. As high definition television becomes more prolific, the costs of film and production transfer and duplication may decrease. Offsetting this trend, as additional competition for product develops from new programming services, due to the availability of the digital tier distribution mentioned above, costs for film and other programming content may increase.

     During the six month period ended June 30, 2004, our subscriber acquisition costs aggregated approximately $39.7 million. We include in our subscriber acquisition costs the costs we incur in shipping and installing subscriber equipment; commissions and other payments we make to retailers and others in connection with subscriber acquisitions; and costs directly related to subscriber acquisition advertising. Our subscriber acquisition costs do not reflect any significant costs relating to subscriber equipment because virtually all of our new subscribers elect to lease rather than purchase our equipment and the cost of their equipment is capitalized. The associated depreciation is included in depreciation, amortization and other and is not included in our subscriber acquisition costs. For customers who elect to purchase their subscriber equipment we do include an amount equal to the cost of their equipment less any payments we receive from the customer (these costs and payments are included in technical and operating expenses and revenues, respectively). We do not believe that our subscriber acquisition costs on a per subscriber basis for the six month period ended June 30, 2004 are necessarily comparable with subscriber acquisition costs reported by other satellite providers for several reasons. We are a new service and are not as well known as the other, more established providers. As a result we have higher advertising costs relative to the number of new subscribers added (29,000 for the six months ended June 30, 2004) because we are seeking to establish brand awareness and to educate consumers about our product in the national marketplace and we do not have a fully developed dealer network which would provide additional advertising exposure. Advertising accounted for 75% of our total subscriber acquisition costs during the period. Also because of our size, we are not yet at a level where we can command volume discounts on installation and other services. We anticipate that our subscriber acquisition costs will decrease on a per-subscriber basis in the future but there can be no assurance that this will be the case.

     Restructuring charges amounted to $0.2 million and $0.1 million for the three and six months June 30, 2003. These charges were related to adjustments to provisions associated with the elimination of positions, including severance, outplacement and other related costs.

     Depreciation, amortization and other expense increased $18.9 million and $37.5 million, respectively, for the three and six months ended June 30, 2004 as compared to the same periods in the prior year. The increases resulted primarily from increases in amortization of acquired intangibles of $10.1 million and $20.1 million, respectively, and increases in depreciation expense of $8.8 million and $17.4 million, respectively, including $7.8 million and $15.3 million, related to our Rainbow 1 DBS satellite and related assets placed in service in October 2003.

     Net interest expense increased $5.0 million and $8.7 million, respectively, during the three and six months ended June 30, 2004 compared to the same periods in the prior year. The increases were primarily attributable to higher average outstanding advances from affiliates, primarily due to funding of the Rainbow DBS segment, and lower interest income (a decrease of $0.3 million and $1.1 million, respectively, for the three and six months ended June 30, 2004 compared to the same periods in the prior year).

     We expect significant increases in our net interest expense as a result not only from higher debt levels but also from higher interest rates on debt incurred, reflecting the risk premium assigned by capital markets to our Rainbow DBS business. Further, should we make investments in the construction and launch of additional satellites and in the build-out of MVDDS facilities, debt financing of those investments would result in increased interest payments.

     Minority interests of $7.6 million and $14.8 million, respectively, for the three and six months ended June 30, 2003 represent MGM's interest in the net income of certain programming entities.

     Income tax benefit of $1.2 million and $2.8 million for the three and six months ended June 30, 2004 resulted primarily from the pretax loss, state taxes, and increases in the valuation allowance of $21.7 million and $32.2 million, respectively. Income tax expense of $2.3 million and $4.4 million for the three and six months ended June 30, 2003 resulted primarily from pretax income and state taxes.

     Extraordinary loss, net of income taxes of $7.8 million for the six months ended June 30, 2004 resulted from Rainbow DBS's acquisition of DTV Norwich, LLC and represents the excess of the purchase price over fair market value of the acquired assets.

BUSINESS SEGMENTS RESULTS

     The Company classifies its business interests into three segments:

     - Rainbow Programming, consisting principally of its national programming networks, including businesses developing high-definition programming;

     - Rainbow DBS, consisting principally of digital, direct-to-home, multi-channel satellite broadcast service operations; and

     - Rainbow Cinemas, which operates a chain of movie theaters.

     The Company allocates certain costs to each segment based upon their proportionate estimated usage of services. The financial information for the segments does not include inter-segment eliminations.

  RAINBOW PROGRAMMING

     The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues for the Company's Rainbow Programming segment.

                                                      THREE MONTHS ENDED JUNE 30,
                                               -----------------------------------------
                                                      2004                  2003
                                               -------------------   -------------------
                                                          % OF NET              % OF NET
                                                AMOUNT    REVENUES    AMOUNT    REVENUES
                                               --------   --------   --------   --------
                                                        (DOLLARS IN THOUSANDS)
Revenues, net................................  $139,690     100%     $110,426     100%
Technical and operating expenses.............    51,946      37        35,783      32
Selling, general and administrative
  expenses...................................    55,432      40        42,332      38
Restructuring charges (credits)..............        (8)     --           166      --
Depreciation, amortization and other.........    20,532      15         9,560       9
                                               --------              --------
  Operating income...........................  $ 11,788       8%     $ 22,585      20%
                                               ========              ========

                                                       SIX MONTHS ENDED JUNE 30,
                                               -----------------------------------------
                                                      2004                  2003
                                               -------------------   -------------------
                                                          % OF NET              % OF NET
                                                AMOUNT    REVENUES    AMOUNT    REVENUES
                                               --------   --------   --------   --------
                                                        (DOLLARS IN THOUSANDS)
Revenues, net................................  $270,491     100%     $215,569     100%
Technical and operating expenses.............   103,794      38        69,049      32
Selling, general and administrative
  expenses...................................   101,201      37        83,137      39
Restructuring charges (credits)..............        (8)     --            55      --
Depreciation, amortization and other.........    40,901      15        19,118       9
                                               --------              --------
  Operating income...........................  $ 24,603       9%     $ 44,210      21%
                                               ========              ========

     Revenues, net for the three and six months ended June 30, 2004 increased $29.3 million (27%) and $54.9 million (25%), respectively, as compared to revenues for the same periods in the prior year. The net increases are attributable to the following:

                                                              THREE MONTHS   SIX MONTHS
                                                              ------------   ----------
                                                                 ENDED JUNE 30, 2004
                                                              -------------------------
                                                                (DOLLARS IN MILLIONS)
Increase in revenue from advertising........................     $12.7         $26.5
Increase in revenue from programming network subscribers and
  rate increases............................................       7.3          17.7
Revenue from the film distribution business primarily driven
  by two titles.............................................       8.9          10.7
Other net increases.........................................       0.4            --
                                                                 -----         -----
                                                                 $29.3         $54.9
                                                                 =====         =====

     Offsetting the potentially negative effects on negotiated rates for our programming services that may result from the consolidation of cable television operators and the limit on increases in the subscriber base for our substantially fully-penetrated AMC programming service, the Company believes that it may experience higher revenues from increased distribution of the WE and IFC programming services, especially on the digital tier of cable television offerings, as a result of increased capacity for additional programming services on cable television systems as digital tiers continue to develop, and increased advertising revenues as cable networks, including niche programming networks, may attract a greater share of advertising spending. Changes in the viewership ratings of our AMC and WE programming services would also significantly affect future advertising revenues.

     Technical and operating expenses for the three and six months ended June 30, 2004 increased $16.2 million (45%) and $34.7 million (50%), respectively, compared to the same period in the prior year. Increases of approximately $14.1 million and $27.8 million, respectively, are attributable to programming and production costs related to our VOOM(SM) high definition channels. The remaining net increases of $2.1 million and $6.9 million, respectively, resulted from higher programming and production costs.

     Selling, general and administrative expenses increased $13.1 million (31%) and $18.1 million (22%), respectively, for the three and six months ended June 30, 2004 compared to the same periods in the prior year. The net increases are attributable to the following:

                                                              THREE MONTHS   SIX MONTHS
                                                              ------------   ----------
                                                                 ENDED JUNE 30, 2004
                                                              -------------------------
                                                                (DOLLARS IN MILLIONS)
Increase in sales and marketing costs primarily driven by
  two film distributions....................................     $ 8.4         $10.7
Administrative costs incurred in connection with the
  development of the VOOM(SM) HD channels...................       4.1           7.7
Increase (decrease) in costs associated with the
  investigation into improper expense recognition...........      (0.4)          4.0
Other net increases (decreases) in general and
  administrative costs......................................       3.2          (2.3)
Decrease in expenses relating to a long-term incentive
  plan......................................................      (0.7)         (1.2)
Decrease in stock plan expenses.............................      (1.5)         (0.8)
                                                                 -----         -----
                                                                 $13.1         $18.1
                                                                 =====         =====

     As a percentage of revenues, selling, general and administrative expenses increased 2% during the three months ended June 30, 2004 and decreased 2% during the six months ended June 30, 2004 as compared to the same periods in 2003. Excluding the effects of the stock plan, such expenses increased 3% and remained constant, as a percentage of revenue during the three and six months ended June 30, 2004, respectively, as compared to the same periods in the prior year.

     Restructuring charges amounted to $0.2 million and $0.1 million for the three and six months June 30, 2003 and related to adjustments to provisions associated with the elimination of positions, including severance, outplacement and other related costs.

     Depreciation and amortization expense increased $11.0 million and $21.8 million, respectively, for the three and six months ended June 30, 2004 when compared to the same periods in 2003. Increases of approximately $10.1 million and $20.1 million, respectively, resulted primarily from amortization of the step up in basis of intangibles acquired in the MGM transaction in July 2003. The remaining $0.9 million and $1.7 million, respectively, resulted primarily from depreciation of new fixed assets.

     We do not anticipate any requirements for future capital expenditure in our Rainbow Programming segment that will significantly increase our depreciation expenses, nor do we currently plan any acquisitions that will significantly impact future intangible asset amortization.

  RAINBOW DBS

     The table below sets forth, for the periods presented, certain historical financial information for Rainbow DBS.

                                              THREE MONTHS ENDED    SIX MONTHS ENDED
                                                   JUNE 30,             JUNE 30,
                                              ------------------   -------------------
                                                2004      2003       2004       2003
                                              --------   -------   --------   --------
                                               AMOUNT    AMOUNT     AMOUNT     AMOUNT
                                              --------   -------   --------   --------
                                                       (DOLLARS IN THOUSANDS)
Revenues, net...............................  $  2,687   $    --   $  3,701   $     --
Technical and operating expenses............    10,921     1,918     17,649      5,050
Selling, general and administrative
  expenses..................................    45,640     3,965     68,346      6,246
Depreciation and amortization...............     7,766        --     15,309         --
                                              --------   -------   --------   --------
  Operating loss............................  $(61,640)  $(5,883)  $(97,603)  $(11,296)
                                              ========   =======   ========   ========

     Revenues for the three and six months ended June 30, 2004 consist primarily of sales of programming service fees of $1.8 million in each period, equipment sales of $0.5 million and $1.5 million, respectively, and equipment rental fees of $0.4 million in each period. The equipment sales in the first quarter of 2004 included $0.7 million of revenues associated with transactions entered into in 2003 that had been deferred until a money-back guarantee period expired on March 31, 2004. The Company had in effect a free trial period for the first quarter of 2004. The Company recognizes revenues from programming services and equipment rentals as those services are provided to subscribers and recognizes revenue from the sale of equipment upon installation, with an appropriate provision for returned merchandise. No revenues were recorded for the same periods in 2003 as the service had not yet launched.

     Technical and operating expenses for the three and six months ended June 30, 2004 consist of $10.0 million and $15.5 million of costs primarily to operate the uplink and broadcast facility and the customer call center and $0.9 million and $2.1 million of costs for equipment and installation for units sold, respectively. For the three and six months ended June 30, 2003, technical and operating expenses consisted of costs to design and develop the set top box.

     Selling, general and administrative expenses for the three and six months ended June 30, 2004 increased $41.7 million and $62.1 million as compared to the prior year periods primarily due to the launch of the service in October 2003. The increases consist principally of $34.9 million and $48.5 million, respectively, of marketing and subscriber acquisition costs, including installation costs for customers who rent equipment; an increase in general and administrative expenses of $6.3 million and $11.8 million, respectively, and an increase of $0.5 million and $1.8 million, respectively, in stock plan and long term incentive plan expenses. The 2003 costs consist primarily of general administrative costs incurred prior to the launch of the service.

     Depreciation and amortization expense for the three and six months ended June 30, 2004 of $7.8 million and $15.3 million, respectively, represents primarily depreciation on the satellite placed in service in October 2003.

     If we make investments in the construction and launch of additional satellites and in the build-out of MVDDS licenses, depreciation and amortization charges will increase significantly.

  RAINBOW CINEMAS

     The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues for Rainbow Cinemas.

                                                       THREE MONTHS ENDED JUNE 30,
                                                 ---------------------------------------
                                                        2004                 2003
                                                 ------------------   ------------------
                                                           % OF NET             % OF NET
                                                 AMOUNT    REVENUES   AMOUNT    REVENUES
                                                 -------   --------   -------   --------
                                                         (DOLLARS IN THOUSANDS)
Revenues, net..................................  $19,397     100%     $22,158     100%
Technical and operating expenses...............   17,330      89       18,049      81
Selling, general and administrative expenses...    1,845      10        1,817       8
Depreciation, amortization and other...........    1,972      10        1,953       9
                                                 -------              -------
  Operating income (loss)......................  $(1,750)     (9)%    $   339       2%
                                                 =======              =======

                                                        SIX MONTHS ENDED JUNE 30,
                                                 ---------------------------------------
                                                        2004                 2003
                                                 ------------------   ------------------
                                                           % OF NET             % OF NET
                                                 AMOUNT    REVENUES   AMOUNT    REVENUES
                                                 -------   --------   -------   --------
                                                         (DOLLARS IN THOUSANDS)
Revenues, net..................................  $36,876     100%     $40,745     100%
Technical and operating expenses...............   33,274      90       34,044      84
Selling, general and administrative expenses...    3,465       9        3,151       8
Depreciation, amortization and other...........    3,932      11        3,933      10
                                                 -------              -------
  Operating loss...............................  $(3,795)    (10)%    $  (383)     (1)%
                                                 =======              =======

     Revenues for the three and six months ended June 30, 2004 decreased $2.8 million (12%) and $3.9 million (9%), respectively, as compared to revenues for the prior year periods. These decreases are primarily attributable to lower box office receipts due to eight fewer screens and lower attendance.

     Technical and operating expenses for the three and six months ended June 30, 2004 decreased $0.7 million (4%) and $0.8 million (2%), respectively, compared to the prior year periods. As a percentage of revenues, such costs increased 8% and 6% during the three and six months ended June 30, 2004 as compared to the same periods in 2003, primarily due to increased film costs and higher theater operating expenses.

     Selling, general and administrative expenses remained constant for the three months ended June 30, 2004 and increased $0.3 million (10%) for the six months ended June 30, 2004 compared to the prior year periods. The net increase for the six month period was comprised of an increase of $0.2 million in general and administrative expenses and an increase of $0.1 million related to an increase for an employee stock plan and a long-term incentive plan. As a percentage of revenues, selling, general and administrative expenses increased 2% and 1%, respectively, during the three and six months ended June 30, 2004 as compared to the same periods in 2003.

     Depreciation, amortization and other expense remained constant for the three and six months ended June 30, 2004 as compared to the same periods in the prior year.

COMPARISON OF YEAR ENDED DECEMBER 31, 2003 VERSUS YEAR ENDED DECEMBER 31, 2002

     Revenues, net for the year ended December 31, 2003 increased $70.1 million (15%) as compared to revenues for the prior year. The net increase is attributable to the following:

                                                                 DOLLARS
                                                              (IN MILLIONS)
                                                              -------------
Increase in revenue from advertising........................     $ 48.1
Increase in revenue from programming network subscriber and
  rate increases............................................       30.3
Bad debt expense recorded in 2002 associated with Adelphia
  Communications with no comparable expense in 2003.........        6.6
Decrease in Rainbow Cinemas revenue.........................       (3.7)
Other net decreases primarily due to two successful releases
  in 2002 at the film distribution business.................      (11.2)
                                                                 ------
                                                                 $ 70.1
                                                                 ======

     Technical and operating expenses include primarily:

     - costs to license programming including feature films for our national networks,

     - programming and production costs of our Rainbow Programming business,

     - research and development costs associated with our Rainbow DBS business, and

     - film costs related to Rainbow Cinemas.

     Technical and operating expenses for 2003 increased $59.2 million (26%) compared to 2002. The net increase is attributable to the following:

                                                                 DOLLARS
                                                              (IN MILLIONS)
                                                              -------------
Contractual and production costs incurred for the VOOM(SM)
  HD channels...............................................      $26.6
Write-off of film and programming costs.....................       17.9
Costs incurred in connection with the launch of our direct
  broadcast satellite service...............................       13.2
Increase in programming and production costs, including
  contractual rights, excluding VOOM(SM) HD channels........        8.1
Other net decreases.........................................       (6.6)
                                                                  -----
                                                                  $59.2
                                                                  =====

     As a percentage of revenues, technical and operating expenses increased 5% during 2003 as compared to 2002.

     Selling, general and administrative expenses include primarily sales, marketing and advertising expenses, administrative costs and costs of facilities. Selling, general and administrative expenses increased $77.3 million (53%) for 2003 as compared to 2002. The net increase is attributable to the following:

                                                                  DOLLARS
                                                               (IN MILLIONS)
                                                               -------------
Increase in costs incurred in connection with the launch of
  our Rainbow DBS service...................................       $33.7
Costs associated with the investigation into improper
  expense recognition.......................................        11.0
Net increase in other general and administrative costs......        10.9
Increase in stock plan expenses primarily attributable to an
  increase in the market price of Cablevision's stock.......         9.0
Increase in sales and marketing costs.......................         7.1
Administrative costs incurred in connection with the
  development of the VOOM(SM) HD Channels...................         5.6
                                                                   -----
                                                                   $77.3
                                                                   =====

     As a percentage of revenues, selling, general and administrative expenses increased 11% in 2003 compared to 2002. Excluding the effects of the stock plan, as a percentage of revenues such costs increased 9% during 2003 as compared to 2002.

     Other operating income of $4.3 million for the year ended December 31, 2003 resulted from the sale of trade accounts receivable from Adelphia Communications for which a reserve had previously been recorded.

     Restructuring credits amounted to $0.1 million in 2003 and $8.3 million in 2002. The 2003 amount is comprised of a $0.3 million reduction in facility realignment costs relating to the 2001 restructuring, partially offset by a $0.2 million charge related to new provisions associated with the elimination of positions, including severance, outplacement and other related costs relating to the 2003 restructuring. The 2002 amount is comprised of a $6.2 million decrease relating to the 2001 restructuring for facility realignment as the Company was able to assign a lease for which a provision had been recorded and a $2.2 million decrease relating to 2001 provisions for the proposed move of the Rainbow Cinemas' headquarters and associated elimination of positions that did not occur. These decreases are partially offset by $0.1 million of new provisions for the 2002 restructuring related to the elimination of positions.

     Depreciation, amortization and other expense increased $45.2 million (134%) for 2003 as compared to 2002. The increases resulted primarily from an increase in amortization of acquired intangibles of $25.2 million, a gain of $12.0 million recorded in 2002 in connection with the sale of the Olympia theater in Manhattan and an increase of $8.0 million in depreciation related to new plant assets, consisting primarily of three months of depreciation expense on our Rainbow 1 DBS satellite and related assets placed in service in October 2003.

     Net interest expense increased $2.5 million (32%) during 2003 compared to 2002. The increase was primarily attributable to higher average outstanding advances from affiliates, primarily due to funding of the Rainbow DBS segment, and lower interest income ($2.7 million in 2003 as compared to $3.1 million in 2002).

     Equity in net loss of affiliate in 2002 of $0.6 million represents the results of operations of Rainbow DBS prior to Rainbow Media Holdings' acquisition (see 2002 Transaction).

     Write-off of deferred financing costs of $0.4 million in 2003 and $1.9 million in 2002 consist principally of costs written off in connection with amendments to, or termination of, credit agreements at the Rainbow Programming segment.

     Minority interests of $17.2 million and $21.7 million in 2003 and 2002, respectively, represent MGM's interest in the net income of certain programming entities.

     Income tax benefit of $23.5 million for the year ended December 31, 2003 resulted primarily from the pretax loss and state taxes. Income tax expense of $20.0 million for the year ended December 31, 2002 resulted primarily from pretax income and state taxes.

BUSINESS SEGMENTS RESULTS

 RAINBOW PROGRAMMING

     The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues for the Company's Rainbow Programming segment.

                                                    YEARS ENDED DECEMBER 31,
                                            -----------------------------------------
                                                   2003                  2002
                                            -------------------   -------------------
                                                       % OF NET              % OF NET
                                             AMOUNT    REVENUES    AMOUNT    REVENUES
                                            --------   --------   --------   --------
                                                     (DOLLARS IN THOUSANDS)
Revenues, net.............................  $449,595     100%     $374,798     100%
Technical and operating expenses..........   193,696      43       141,157      38
Selling, general and administrative
  expenses................................   173,652      39       131,171      35
Other operating income....................    (4,261)     (1)           --      --
Restructuring credits.....................      (187)     --        (6,038)     (2)
Depreciation and amortization.............    57,075      13        29,807       8
                                            --------              --------
  Operating income........................  $ 29,620       7%     $ 78,701      21%
                                            ========              ========

     Revenues, net for the year ended December 31, 2003 increased $74.8 million (20%) as compared to revenues for the prior year. The net increase is attributable to the following:

                                                               (DOLLARS IN
                                                                MILLIONS)
                                                               ------------
Increase in revenue from advertising........................      $ 48.1
Increase in revenue from programming network subscriber and
  rate increases............................................        30.3
Bad debt expense associated with Adelphia Communications
  recorded in 2002 with no comparable expense in 2003.......         6.6
Other net decreases primarily due to two successful releases
  in 2002 at the film distribution business.................       (10.2)
                                                                  ------
                                                                  $ 74.8
                                                                  ======

     Technical and operating expenses for the year ended December 31, 2003 increased $52.5 million (37%) compared to 2002. Approximately $26.6 million is attributable to programming and production costs related to our VOOM(SM) high definition channels and $17.9 million resulted from the write-off of certain film and programming contracts. The remaining net increase of $8.0 million resulted from higher programming and production costs directly associated with the net increases in revenue discussed above. As a percentage of revenues, such costs increased 5% during 2003 as compared to 2002.

     Selling, general and administrative expenses increased $42.5 million (32%) for 2003 compared to 2002. The net increase was comprised of an increase of $7.1 million in charges related to an employee stock plan, $20.7 million resulting from higher sales, marketing, advertising and other general and administrative cost increases, $5.6 million of administrative costs related to the VOOM(SM) high definition channels and an $11.0 million increase resulting from costs associated with the investigation of improperly recorded expenses at the Rainbow Programming division. These increases were partially offset by a decrease of $1.9 million in charges related to a long-term incentive plan. As a percentage of revenues, selling, general and administrative expenses increased 4% during 2003 as compared to 2002. Excluding the effects of the stock plan, such expenses increased 1% as a percentage of revenue during 2003 as compared to 2002.

     Other operating income of $4.3 million for the year ended December 31, 2003 resulted from the sale of trade accounts receivable from Adelphia Communications for which a reserve had previously been recorded.

     Restructuring credits amounted to $0.2 million in 2003 and $6.0 million in 2002. The 2003 amount is comprised of a $0.3 million reduction in facility realignment costs relating to the 2001 restructuring, partially offset by a $0.1 million charge related to new provisions associated with the elimination of positions, including severance, outplacement and other related costs relating to the 2003 restructuring. The 2002 amount is comprised of a $6.1 million decrease relating to the 2001 restructuring for facility realignment as the Company was able to assign a lease for which a provision had been recorded, partially offset by $0.1 million of new provisions relating to the 2002 restructuring.

     Depreciation and amortization expense increased $27.3 million (91%) for the year ended December 31, 2003 when compared to 2002. An increase of approximately $25.8 million resulted primarily from a full year of amortization of the step up in basis for intangibles and property, plant and equipment in the NBC transactions during 2002, and approximately five months of amortization of the step up in basis of intangibles acquired in the MGM transaction in July 2003. The remaining $1.5 million resulted primarily from depreciation of new fixed assets.

 RAINBOW DBS

     The table below sets forth, for the periods presented, certain historical financial information for Rainbow DBS.

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 2003          2002
                                                                AMOUNT        AMOUNT
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Revenues, net...............................................   $     --       $    --
Technical and operating expenses............................     13,240            --
Selling, general and administrative expenses................     37,324         3,373
Depreciation and amortization...............................      7,155            --
                                                               --------       -------
  Operating loss............................................   $(57,719)      $(3,373)
                                                               ========       =======

     Technical and operating expenses for the year ended December 31, 2003 consist primarily of research and development costs related to the design of the receiver of $8.6 million, costs of operating the uplink and broadcast facility of $2.1 million and customer call center costs of $1.5 million.

     Selling, general and administrative expenses for the year ended December 31, 2003 increased $34.0 million as compared to the prior year primarily due to increased activity associated with the launch of the satellite and the related VOOM(SM) service. The 2003 costs consist principally of marketing and subscriber acquisition costs of $16.4 million and general and administrative expenses of $19.0 million.

     Depreciation and amortization expense for the year ended December 31, 2003 of $7.2 million represents primarily depreciation of the satellite placed in service in October 2003.

  RAINBOW CINEMAS

     The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues for Rainbow Cinemas.

                                                        YEARS ENDED DECEMBER 31,
                                                 ---------------------------------------
                                                        2003                 2002
                                                 ------------------   ------------------
                                                           % OF NET             % OF NET
                                                 AMOUNT    REVENUES   AMOUNT    REVENUES
                                                 -------   --------   -------   --------
                                                         (DOLLARS IN THOUSANDS)
Revenues, net..................................  $84,447     100%     $88,149     100%
Technical and operating expenses...............   70,554      84       72,811      83
Selling, general and administrative expenses...    7,390       9        8,290       9
Restructuring charges (credits)................       --      --       (2,224)     (3)
Depreciation, amortization and other...........    7,821       9         (124)     --
                                                 -------              -------
  Operating income (loss)......................  $(1,318)     (2)%    $ 9,396      11%
                                                 =======              =======

     Revenues for the year ended December 31, 2003 decreased $3.7 million (4%) as compared to revenues for the prior year. A decrease of $4.1 million, attributable to lower box office receipts due to nine fewer screens and lower attendance, was partially offset by a net increase of $0.4 million in other revenues.

     Technical and operating expenses for the year ended December 31, 2003 decreased $2.3 million (3%) compared to 2002. A decrease of $2.6 million was attributable to lower film exhibition costs, partially offset by a net increase of $0.3 million which resulted from higher theater operating costs. As a percentage of revenues, such costs increased 1% during 2003 as compared to 2002.

     Selling, general and administrative expenses decreased $0.9 million (11%) for 2003 compared to 2002. The net decrease was comprised of a decrease of $1.2 million in general administrative expenses including a decrease of $0.6 million in legal costs directly attributable to the proposed sale of the theater chain in 2002. The remaining net increase of $0.3 million related to an increase of $0.6 million for an employee stock plan, partially offset by a decrease of $0.3 million for a long-term incentive plan. As a percentage of revenues, selling, general and administrative expenses remained constant during 2003 as compared to 2002. Excluding the effects of the stock plan, such expenses decreased 1% as a percentage of revenue during 2003 as compared to 2002.

     Restructuring credit of $2.2 million in 2002 is comprised of reductions of $1.2 million in facility realignment costs and $1.0 million associated with the elimination of positions, including severance, outplacement cost and other related costs relating to the 2001 restructuring. The plan that was initiated in 2001 to move Rainbow Cinemas' headquarters was abandoned in 2002.

     Depreciation, amortization and other expense increased $7.9 million for the year ended December 31, 2003 when compared to 2002. In 2002, a gain of $12.0 million was recorded associated with the sale of the Olympia theater in Manhattan. The remaining net decrease of approximately $4.1 million consisted primarily of reduced charges for assets becoming fully depreciated in 2002.

COMPARISON OF YEAR ENDED DECEMBER 31, 2002 VERSUS YEAR ENDED DECEMBER 31, 2001.

     Revenues, net for the year ended December 31, 2002 increased $85.0 million (21%) as compared to revenues for the prior year. The net increase is attributable to the following:

                                                              (DOLLARS IN
                                                               MILLIONS)
                                                              -----------
Increase in revenue from programming network subscriber and
  rate increases............................................     $39.0
Increase in revenue from advertising........................      24.2
Increase in revenue from the film distribution business due
  to two successful releases................................      15.0
Increase in Rainbow Cinemas revenue.........................       9.2
Other net decreases.........................................      (2.4)
                                                                 -----
                                                                 $85.0
                                                                 =====

     Technical and operating expenses for 2002 increased $25.6 million (13%) compared to 2001. The net increase is attributable to the following:

                                                              (DOLLARS IN
                                                               MILLIONS)
                                                              -----------
Increase in programming and production costs, including
  contractual rights........................................     $18.0
Increase in film exhibition costs...........................       4.3
Other net increases.........................................       3.3
                                                                 -----
                                                                 $25.6
                                                                 =====

     As a percentage of revenues, technical and operating expenses decreased 4% during 2002 as compared to 2001.

     Selling, general and administrative expenses increased $17.2 million (13%) for 2002 as compared to 2001. The net increase is attributable to the following:

                                                              (DOLLARS IN
                                                               MILLIONS)
                                                              -----------
Increase in sales and marketing costs.......................     $14.4
Increase in long-term incentive plan and stock plan
  expenses..................................................       6.1
Costs incurred in connection with the preparation for the
  launch of our Rainbow DBS satellite service...............       3.4
Other net decreases.........................................      (6.7)
                                                                 -----
                                                                 $17.2
                                                                 =====

     As a percentage of revenues, selling, general and administrative expenses decreased 3% in 2002 compared to 2001.

     Restructuring charges amounted to a credit of $8.3 million in 2002 and a charge of $15.2 million in 2001. The 2002 amount is comprised of a reduction of $6.2 million relating to the 2001 restructuring for facility realignment as the Company was able to assign a lease for which a provision had been recorded and a $2.2 million decrease relating to 2001 provisions for the proposed move of the Rainbow Cinemas' headquarters and associated elimination of positions that did not occur. These decreases were partially offset by $0.1 million of new provisions for the 2002 restructuring relating to the elimination of positions, including severance, outplacement costs and other related costs. The 2001 amount is comprised of $12.9 million in new provisions relating to the 2001 restructuring for facility realignment costs and $2.3 million associated with the elimination of positions including severance and outplacement costs.

     Depreciation and amortization expense decreased $101.4 million (75%) for 2002 as compared to 2001. A decrease of approximately $100.1 million resulted from the amortization and write-off in 2001 of goodwill that had been recorded in connection with the Rainbow Cinemas acquisition, a decrease of $12.0 million resulted from the gain on the sale of the Olympia theater in 2002 and a decrease of $10.2 million in amortization expense relating to the implementation of Financial Accounting Statement 142. These decreases were partially offset by an increase in depreciation of new fixed assets and amortization of acquired intangibles aggregating $20.9 million.

     Net interest expense was $7.7 million in 2002 and $12.7 million in 2001. The change represents a decrease in interest expense of $6.4 million due to lower overall average debt balances, primarily at the Rainbow Programming segment, partially offset by lower interest income ($3.1 million in 2002 as compared to $4.5 million in 2001.)

     Write-off of deferred financing costs of $1.9 million in 2002 and $1.1 million in 2001 consist principally of costs written off in connection with amendments to, or termination of, the credit agreements at the Rainbow Programming segment.

     Gain on sale of programming interests for the year ended December 31, 2001 represents the gain of $490.2 million from the sale of a 20% minority interest in certain of the Company's programming businesses.

     Minority interests of $21.7 million and $14.0 million in 2002 and 2001, respectively, represent MGM's interest in the net income of certain programming entities.

     Income tax expense of $20.0 million for the year ended December 31, 2002 resulted primarily from pretax income and state taxes. The income tax expense of $109.2 million for the year ended December 31, 2001 differs from the income tax benefit derived by applying the statutory federal rate to pretax income due principally to the impact of non-deductible goodwill amortization, a decrease in the valuation allowance of $35.1 million and state taxes.

BUSINESS SEGMENTS RESULTS

  RAINBOW PROGRAMMING

     The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues for the Company's Rainbow Programming segment.

                                                       YEARS ENDED DECEMBER 31,
                                               -----------------------------------------
                                                      2002                  2001
                                               -------------------   -------------------
                                                          % OF NET              % OF NET
                                                AMOUNT    REVENUES    AMOUNT    REVENUES
                                               --------   --------   --------   --------
                                                        (DOLLARS IN THOUSANDS)
Revenues, net................................  $374,798     100%     $300,252     100%
Technical and operating expenses.............   141,157      38       120,973      40
Selling, general and administrative
  expenses...................................   131,171      35       115,560      38
Restructuring charges (credits)..............    (6,038)     (2)       11,670       4
Depreciation and amortization................    29,807       8        22,494       7
                                               --------              --------
  Operating income...........................  $ 78,701      21%     $ 29,555      10%
                                               ========              ========

     Revenues for the year ended December 31, 2002 increased $74.5 million (25%) as compared to revenues for the prior year. Approximately $39.0 million of the increase was attributed to growth in programming network subscribers and rate increases, approximately $24.2 million of the increase was due to higher advertising revenue and the remaining net increase of $11.3 million was due primarily to higher film distribution revenue from the successful release of Y Tu Mama Tambien and My Big Fat Greek Wedding.

     Technical and operating expenses for the year ended December 31, 2002 increased $20.2 million (17%) compared to 2001. These increased costs resulted primarily from higher contractual rights and programming costs. As a percentage of revenues, such costs decreased 2% during 2002 as compared to 2001.

     Selling, general and administrative expenses increased $15.6 million (14%) for 2002 compared to 2001. The net increase was comprised of an increase of $11.2 million resulting from higher sales, marketing, advertising and other general cost increases, an increase of $2.1 million in charges related to an employee stock plan and an increase of $2.3 million in charges related to a long-term incentive plan. As a percentage of revenues, selling, general and administrative expenses decreased 3% in 2002 as compared to 2001. Excluding the effects of the stock plan, as a percentage of revenues such costs decreased 4% during 2002 as compared to 2001.

     Restructuring charges amounted to a credit of $6.0 million in 2002 and a charge of $11.7 million in 2001. The 2002 amount is comprised of a reduction of $6.1 million in facility realignment costs relating to the 2001 restructuring as the Company was able to assign a lease for which a provision had been recorded, partially offset by $0.1 million of new provisions associated with the elimination of positions relating to the 2002 restructuring. The 2001 amount is comprised of new provisions relating to the 2001 restructuring for facility realignment costs.

     Depreciation and amortization expense increased $7.3 million (33%) for the year ended December 31, 2002 when compared to 2001. The increase resulted primarily from a net increase in amortization of acquired intangibles of $5.9 million and the write-off of certain fixed assets and depreciation of new assets of $1.9 million. Partially offsetting these increases was a net decrease of $0.5 million, which resulted from the Company's adoption of Statement 142 as of January 1, 2002 where goodwill is no longer amortized.

  RAINBOW DBS

     Rainbow DBS did not record any revenues from inception through 2002 and did not incur any technical expenses in 2002 and 2001. In 2002, Rainbow DBS incurred $3.4 million in selling, general and administrative expenses primarily related to administrative and consulting costs associated with continued development of the satellite asset in preparation for launch.

     All assets of Rainbow DBS were under construction in 2002 and 2001, therefore no depreciation or amortization expense was recorded in those years.

  RAINBOW CINEMAS

     The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues for Rainbow Cinemas.

                                                       YEARS ENDED DECEMBER 31,
                                               -----------------------------------------
                                                      2002                  2001
                                               ------------------   --------------------
                                                         % OF NET               % OF NET
                                               AMOUNT    REVENUES    AMOUNT     REVENUES
                                               -------   --------   ---------   --------
                                                        (DOLLARS IN THOUSANDS)
Revenues, net................................  $88,149     100%     $  78,902      100%
Technical and operating expenses.............   72,811      83         68,153       86
Selling, general and administrative
  expenses...................................    8,290       9         10,198       13
Restructuring charges (credits)..............   (2,224)     (3)         3,500        4
Depreciation, amortization and other.........     (124)     --        109,767      139
                                               -------              ---------
  Operating income (loss)....................  $ 9,396      11%     $(112,716)    (143)%
                                               =======              =========

     Revenues for the year ended December 31, 2002 increased $9.2 million (12%) as compared to revenues for the prior year. Approximately $6.7 million of the increase was attributable to higher box office receipts due to increased attendance, partially offset by four fewer screens. The remaining net increase of $2.5 million was due primarily to higher concession stand revenue.

     Technical and operating expenses for the year ended December 31, 2002 increased $4.7 million (7%) compared to 2001. Approximately $4.3 million of the increase was attributable to higher film exhibition costs and the remaining net increase of $0.4 million was due primarily to increases in concession stand costs. As a percentage of revenues, such costs decreased 3% during 2002 as compared to 2001 as theater operating expenses remaining relatively constant.

     Selling, general and administrative expenses decreased $1.9 million (19%) for 2002 compared to 2001. The decrease was comprised primarily of a decrease of $3.3 million in general corporate overhead, partially offset by an increase of $0.6 million in charges related to an employee stock plan and an increase of $0.8 million in charges related to a long-term incentive plan. As a percentage of revenues, selling, general and administrative expenses decreased 4% in 2002 compared to 2001.

     Restructuring charges consisted of a credit of $2.2 million in 2002 compared to a charge of $3.5 million in 2001. The 2002 amount is comprised of a reduction of $1.2 million in the provision for facility realignment costs and $1.0 million associated with the elimination of positions. The 2001 restructuring plan provided for a move of Rainbow Cinemas' headquarters which was abandoned in the third quarter of 2002. The 2001 amount is comprised of $1.2 million in facility realignment costs and $2.3 million associated with the elimination of positions, including severance, outplacement cost and other related costs relating to the 2001 restructuring plan.

     Depreciation and amortization expense decreased $109.9 million for the year ended December 31, 2002 when compared to 2001. The 2001 amount included amortization of goodwill of $9.3 million and a $90.8 million write-off of goodwill recorded in connection with the Clearview acquisition. In 2002, a gain of $12.0 million was recorded in connection with the sale of the Olympia theater in Manhattan. These decreases were offset by a net increase of $2.2 million which resulted primarily from depreciation of fixed asset additions.

OPERATING ACTIVITIES

  GENERAL

     Historically, our operating cash flow has come from the positive operating cash flow of our Rainbow Programming business and advances from our affiliates, primarily Cablevision, to fund the development of our Rainbow DBS business and our VOOM programming channels. Following the Distribution, we will not receive additional advances from Cablevision. As an independent business, we expect to derive positive operating cash flows from our Rainbow Programming segment and to use those cash flows, together with the proceeds from the August 2004 debt financings by our subsidiary, Rainbow National Services, or borrowings under the revolving credit facility of Rainbow National Services to finance expected operating cash flow deficits and capital requirements at our Rainbow DBS segment. As a result, our cash position will largely be driven by the performance of our Rainbow Programming business and the needs of our Rainbow DBS business. The principal factors affecting the performance of, and the challenges faced by, our Rainbow Programming business are discussed under "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Summary -- Rainbow Programming." Information on the challenges facing our Rainbow DBS business is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Summary -- Rainbow DBS."

  SIX MONTHS ENDED JUNE 30, 2004 VERSUS JUNE 30, 2003

     Net cash provided by operating activities amounted to $116.9 million for the six months ended June 30, 2004 compared to $89.8 million for the six months ended June 30, 2003. The increase in cash provided by operating activities in the 2004 period was comprised of a $51.1 million increase in cash received from customers primarily attributable to increases in advertising revenues and affiliation fees in our Rainbow Programming segment. This reflects a variety of factors as described above in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Three and Six Months Ended June 30, 2004 Versus Three and Six Months Ended June 30, 2003." In addition, in the six months ended June 30, 2004, advances from Cablevision increased $215.9 million which were primarily used to fund the operating cash needs and capital expenditures of Rainbow DBS which commenced operations in the fourth quarter of 2003 and the development of our Rainbow Programming segment's VOOM channels. Also contributing to the increase in cash was a decrease in other net cash payments of $5.5 million. These increases were partially offset by an increase in payments made to vendors and employees of $230.6 million primarily due to increased operating costs in our Rainbow DBS segment resulting from the launch of the service in the fourth quarter of 2003 and increased contractual and production costs for our high definition channels in our Rainbow Programming segment and an increase of $14.8 million in payments for new feature film licenses.

  YEAR ENDED DECEMBER 31, 2003 VERSUS 2002

     Net cash provided by operating activities amounted to $244.9 million for the year ended December 31, 2003 compared to $226.4 million for the year ended December 31, 2002. The 2003 increase in cash provided by operating activities was comprised of an $80.6 million increase in cash received from customers primarily attributable to increases in affiliation fees and advertising revenues in our Rainbow Programming segment. This reflects a variety of factors as described above in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Year Ended December 31, 2003 Versus Year Ended December 31, 2002." In addition, advances from Cablevision increased $35.3 million in 2003 as compared to advances in 2002 which were used primarily to fund the operating cash needs of our Rainbow Programming segment's developing businesses including the VOOM channels. These increases were partially offset by an increase in payments made to vendors and employees of $56.9 million primarily due to increased operating expenses as a result of a variety of factors as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Year Ended December 31, 2003 Versus Year Ended December 31, 2002", including increased costs incurred in connection with the launch of our Rainbow DBS service in the fourth quarter of 2003 and increased production costs for our VOOM channels, an increase of $37.3 million in cash payments which resulted in part from a film licensing agreement with MGM and other film agreements associated with the Company's launch of its VOOM high definition channels, and an increase in other cash payments of $3.2 million.

  YEAR ENDED DECEMBER 31, 2002 VERSUS 2001

     Net cash provided by operating activities amounted to $226.4 million for the year ended December 31, 2002 compared to net cash used in operating activities of $19.7 million for the year ended December 31, 2001. The 2002 increase in cash provided by operating activities was comprised of a $96.1 million increase in cash received from customers as a result of an increase in revenues, primarily attributable to increases in advertising revenues and affiliation fees in our Rainbow Programming segment. This reflects a variety of factors as described above in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Year Ended December 31, 2002 Versus Year Ended December 31, 2001." In 2002, payments made to cable operators for carriage and marketing support decreased by $95.8 million primarily due to significant new affiliation agreements executed in 2001. In addition, advances from Cablevision increased $144.2 million in 2002 as compared to 2001. These advances were primarily used to fund the construction of the Rainbow DBS satellite and the cash needs of certain other developing programming businesses. In addition, other net cash payments decreased $0.7 million. These increases were partially offset by an increase in payments made to vendors and employees of $90.7 million primarily due to higher programming and production costs, including contractual rights and higher sales and marketing costs in our Rainbow Programming segment.

INVESTING ACTIVITIES

     Net cash used in investing activities for the six months ended June 30, 2004 was $110.6 million compared to net cash provided by investing activities of $47.5 million for the six months ended June 30, 2003. The 2004 investing activities consisted primarily of an $84.7 million payment for an acquisition, $25.8 million of capital expenditures, and other net cash payments of $0.1 million.

     Net cash provided by investing activities for the six months ended June 30, 2003 consisted primarily of $58.2 million of cash proceeds from a note receivable from an affiliate and $10.3 million in proceeds from the sale of equipment, partially offset by $21.0 million of capital expenditures.

     Net cash provided by investing activities for the year ended December 31, 2003 was $25.0 million compared to $144.8 million for the year ended December 31, 2002. The 2003 investing activities consisted primarily of $92.9 million of capital expenditures partially offset by $58.2 million of cash proceeds from a note receivable from affiliates and other net cash receipts of $9.7 million.

     Net cash used in investing activities for the year ended December 31, 2002 was $144.8 million compared to $81.4 million for the year ended December 31, 2001. The 2002 investing activities consisted primarily of $122.9 million of capital expenditures, $35.3 million of cash advanced to an affiliate and $1.9 million of investments in an affiliate, partially offset by $15.3 million in proceeds from the sale of equipment.

     Net cash used in investing activities for the year ended December 31, 2001 was $81.4 million and consisted primarily of $53.4 million of cash advanced to an affiliate, $16.9 million of investments in an affiliate and $13.7 million of capital expenditures, partially offset by $2.6 million in proceeds from the sale of equipment.

FINANCING ACTIVITIES

     Net cash used in financing activities amounted to $1.6 million for the six months ended June 30, 2004 compared to net cash provided by financing activities of $14.2 million for the six months ended June 30, 2003. In 2004, the Company's financing activities consisted solely of cash payments on capital leases.

     Net cash provided by financing activities for the six months ended June 30, 2003 consisted primarily of $35.0 million of bank debt proceeds, partially offset by capital distributions and distributions to minority interest of $18.4 million and other net cash payments of $2.4 million.

     Net cash used in financing activities amounted to $251.9 million for the year ended December 31, 2003 compared to $99.2 million for the year ended December 31, 2002. In 2003, the Company's financing activities consisted primarily of capital distributions and distributions to minority interest of $282.9 million and other net cash payments of $4.0 million, partially offset by $35.0 million of bank debt proceeds.

     Net cash used in financing activities amounted to $99.2 million for the year ended December 31, 2002 compared to net cash provided by financing activities of $151.9 million for the year ended December 31, 2001. In 2002, the Company's financing activities consisted primarily of capital distributions and distributions to minority interest of $95.0 million and other net cash payments of $4.2 million.

     In 2001, the Company's financing activities consisted primarily of $495.0 million of proceeds from the sale of members' interests and other net cash receipts of $16.2 million, partially offset by $359.3 million of net bank debt repayments.

LIQUIDITY AND CAPITAL RESOURCES

  OVERVIEW

     Our Rainbow Programming segment, specifically our AMC, WE and IFC subsidiaries, serve as our primary funding source. All of our common equity interests in AMC, WE and IFC are owned by our subsidiary Rainbow National Services LLC, or "RNS". Through free cash flow from operations and borrowings, RNS is expected to provide cash distributions to us, subject to applicable covenants and limitations contained in its financing agreements. We will utilize these distributions to fund corporate capital and expenses and to invest in our Rainbow DBS business and in other developing Rainbow Programming businesses. Rainbow Cinema's cash requirements are generally funded through cash from its own operations.

  RNS FINANCING

     RNS holds all of our common equity interests in AMC, WE and IFC and is the borrower on a $950 million senior secured credit facility and the issuer of $800 million of senior and senior subordinated discount notes. The senior secured credit facility consists of a $600 million term loan facility and a

$350 million revolving credit facility which was undrawn at October 31, 2004. The credit facility is secured by the assets and stock of and guaranteed by AMC, WE and IFC as well as Rainbow Programming Holdings LLC, RNS' direct parent. Financial covenants include a limitation on the maximum total debt and senior debt as a multiple of our annualized cash flow that can be incurred, the ratio of trailing six-month cash flow to interest expense, and the ratio of annualized cash flow to debt service (all as defined in the credit agreement), as well as restrictions on distributions, additional indebtedness, and liens. The maximum total leverage ratio under the credit facility is 6.75 times the cash flow (as defined) of AMC, IFC and WE through 2006. The total leverage ratio at closing of the facility was 5.0 times.

     The notes issued by RNS consist of $300 million of 8 3/4% senior notes due September 1, 2012 and $500 million of 10 3/8% senior subordinated notes due September 1, 2014. The notes are guaranteed by substantially all of RNS' subsidiaries, including AMC, IFC and WE, and contain covenants limiting, among other things, the amount of additional indebtedness that may be incurred, distributions and investments, and the ability to incur liens. Additional information concerning the terms of the credit facility and the notes is included under "Our Debt Financing".

     On August 20, 2004, RNS distributed approximately $1,366.1 million of the net proceeds of the RNS debt financings described above to us, and we distributed approximately $704.9 million to Rainbow Media Holdings in order to repay all outstanding indebtedness and terminate its existing financing arrangements. The balance of the distribution to us from RNS, which totalled approximately $661.2 million, will be held by us and invested over time to fund the cash requirements of certain of our subsidiaries, primarily Rainbow DBS and, to a lesser extent, certain other developing Rainbow Programming businesses. This distributed cash is projected to provide sufficient cash to fund their requirements through the end of 2005 (excluding any capital expenditures with respect to our Ku-band, Ka-band and MVDDS authorizations).

  RAINBOW PROGRAMMING

     RNS generates net free cash flow from operations and as such has limited borrowing requirements. The other Rainbow Programming businesses, principally our on-demand services and our VOOM channels, require funding. We expect that a portion of the distributions we received from the proceeds of the RNS financing will be invested in Rainbow Programming to provide funding to certain of its subsidiaries through the end of 2005.

  AMC REDEEMABLE PREFERRED MEMBERSHIP INTERESTS

     On August 20, 2004, our subsidiary, American Movie Classics Company LLC ("AMC LLC"), which owns our AMC and WE programming services, issued redeemable preferred membership interests with an initial liquidation preference of $350 million in the aggregate to Rainbow Media Holdings LLC in exchange for common membership interests in AMC LLC. Distributions on the redeemable preferred membership interests were to accrue, commencing upon the Distribution, at an annual rate to be established immediately prior to the Distribution. It was intended that Rainbow Media Holdings LLC would transfer those interests to Cablevision at the time of the Distribution and the interests would not be included in the Distribution. On November 5, 2004 the Board of Directors of Cablevision decided to modify the terms of the Distribution to eliminate the retained redeemable preferred membership interest in AMC LLC. This decision was made in light of expected increases in our financing requirements. The elimination will be accomplished by having the redeemable preferred membership interests recontributed to a subsidiary of ours and converted back to common membership interest in AMC LLC prior to the Distribution.

  RAINBOW DBS

     Our Rainbow DBS business launched its service in October 2003. It has significant cash requirements and has limited access to funding. Funding needs for Rainbow DBS in 2004, which include capital expenditures of approximately $111 million; the acquisition of additional frequencies, including the investment in DTV Norwich for its acquisition of MVDDS licenses of $90 million; operating losses; and funds required to develop its proprietary VOOM HD programming channels of approximately $101 million are expected to total $477 million. Prior to the completion of the RNS debt financings described above on August 20, 2004, the cash requirements of Rainbow DBS were funded by Cablevision and its subsidiary, Rainbow Media Holdings. By that date, Cablevision had contributed to Rainbow DBS in 2004 approximately $237 million and Rainbow Media Holdings had contributed approximately $47 million and provided $21 million in letters of credit under its credit facility. A significant portion of the proceeds from the RNS debt financing are expected to be invested in Rainbow DBS and are expected to be sufficient to fund its cash requirements through the end of 2005. Additional investments in Rainbow DBS above the proceeds from the RNS debt financings are subject to receipt of distributions from RNS, which are subject to limitations contained in its financing agreements. See "Our Debt Financing."

     We do not have funding available for the five Ka-band satellites for which Rainbow DBS had FCC authorization, for the two Ku-band satellites necessary to exploit the Ku-band DBS frequencies for which we were the high bidder at a July, 2004 FCC auction, or for the build-out of the infrastructure to exploit the MVDDS licenses acquired by DTV Norwich. The five Ka-band satellites are expected to cost between $1 billion and $1.5 billion in the aggregate, which amounts will need to be funded over the 2004 -- 2009 time frame in order to meet FCC milestone obligations. The two Ku-band satellites are expected to cost between $400 million and $500 million, in the aggregate, which amounts will need to be spent over a period of time based upon FCC milestones that have not yet been established but are likely to require some expenditures starting in 2005. We do not have a cost estimate or time frame for the build-out of the MVDDS infrastructure. We expect to use a portion of the proceeds from the August 2004 RNS debt financings or borrowings under the revolving credit facility of RNS to pay for the early stage development costs for these projects but we do not currently have any funding available to construct and launch the Ka-band or Ku-band satellites or to build-out the MVDDS infrastructure and there can be no assurance that we will be able to obtain any funding for these purposes. It is possible that funding might come from, among other sources, (i) vendor or other third party financing; (ii) the proceeds from the August 2004 RNS debt financings or borrowings under the revolving credit facility of RNS; (iii) additional borrowings or debt issuances by RNS; (iv) third party cash investments; and (v) asset sales, or a combination of some or all of these sources. There can be no assurance that we will be in a position to meet our milestone obligations or to utilize these licenses. In any event, we will not be in a position to do so for a number of years and there can be no assurance that we will ever be in a position to do so.

     To the extent that we utilize any of the proceeds from the August 2004 RNS debt financings or borrowings under the revolving credit facility of RNS to fund development or construction costs related to our Ku-band, Ka-band or MVDDS licenses, we may not have sufficient funding to support the development of our existing DBS business.

  RAINBOW CINEMAS

     Our Rainbow Cinemas business is not expected to have any material funding requirements. Any funding requirements would be provided by investments by us from proceeds of distributions from Rainbow National Services.

  COMMITMENTS AND CONTINGENCIES

     Commitments and contingent obligations as of December 31, 2003 are summarized in the following table:

                                     2004     2005 - 06   2007 - 08   THEREAFTER    TOTAL
                                   --------   ---------   ---------   ----------   --------
                                                    (DOLLARS IN THOUSANDS)
Feature film obligations.........  $ 80,494   $ 95,643     $67,230     $ 76,944    $320,311
Capital leases...................     3,600      3,240          --           --       6,840
                                   --------   --------     -------     --------    --------
                                     84,094     98,883      67,230       76,944     327,151
                                   --------   --------     -------     --------    --------
Off balance sheet:
Letters of credit(1).............     2,000         --          --           --       2,000
Contractual commitments(2).......    30,044     16,420       1,803           --      48,267
Operating leases.................    13,169     25,224      18,399       78,421     135,213
                                   --------   --------     -------     --------    --------
                                     45,213     41,644      20,202       78,421     185,480
                                   --------   --------     -------     --------    --------
Total............................  $129,307   $140,527     $87,432     $155,365    $512,631
                                   ========   ========     =======     ========    ========

---------------

(1) Issued through Rainbow Media Holdings facility on behalf of Rainbow DBS.

(2) Contractual commitments consist primarily of open purchase commitments for Rainbow DBS equipment and carriage payments at the Rainbow Programming business.

     The above table does not include amounts owed to Loral Space and Communications of $40.8 million payable only from a percentage of future revenues of Rainbow DBS in connection with Rainbow Media Holdings' acquisition of Loral Space and Communications' interest in Rainbow DBS. (See Note 2 of the combined financial statements.)

     As of June 30, 2004, the Company's commitments and contingencies not reflected on the Company's consolidated balance sheet increased $184.4 million to $369.9 million as compared to $185.5 million outstanding at December 31, 2003. The increase resulted primarily from new lease agreements, additional letters of credit issued, and additional commitments under executive employment and purchase agreements, partially offset by payments made on other outstanding commitments during the six months ended June 30, 2004.

                      CORPORATE GOVERNANCE AND MANAGEMENT

CORPORATE GOVERNANCE

  GENERAL

     Our Class A Common Stock will be listed on the New York Stock Exchange. As a result, we are subject to most of the New York Stock Exchange's corporate governance listing standards.

     A listed company that meets the New York Stock Exchange's definition of "controlled company" may elect not to comply with certain of these requirements. Holders of Cablevision NY Group Class B Common Stock who are members of the Dolan family and certain related family entities entered into a Stockholders Agreement relating, among other things, to the voting of their shares of Cablevision NY Group Class B Common Stock and filed a Schedule 13D with the Securities and Exchange Commission as a "group" under the rules of the Securities and Exchange Commission. We have been informed that prior to the Distribution, these parties will enter into a similar stockholders agreement with respect to the voting of their shares of the Class B Common Stock that will be issued in the Distribution. As a result, following the Distribution, we will be a "controlled company." As a controlled company, we will have the right to elect not to comply with the corporate governance rules of the New York Stock Exchange requiring: (i) a majority of independent directors on our Board; (ii) an independent corporate governance and nominating committee; and (iii) an independent compensation committee.

     We will elect not to comply with the New York Stock Exchange requirement for a majority independent board of directors and for a corporate governance and nominating committee because of our status as a controlled company. We will comply with the requirement for an independent compensation committee.

  CORPORATE GOVERNANCE GUIDELINES

     Our Board of Directors has adopted our Corporate Governance Guidelines. These guidelines set forth our practices and policies with respect to Board composition and selection, Board meetings, executive sessions of the Board, Board committees, the expectations we have of our directors, selection of the Chairman of the Board and the Chief Executive Officer, management succession, Board and executive compensation, and Board self-evaluation requirements. The full text of our Corporate Governance Guidelines may be viewed at our corporate
website at           . A copy may be obtained by writing to Rainbow Media
Enterprises, Inc., 200 Jericho Quadrangle, Jericho, NY 11753; Attention:
          .

  EXECUTIVE SESSION OF NON-MANAGEMENT BOARD MEMBERS

     Under our Corporate Governance Guidelines, our directors who are not also officers of our Company or any of its affiliates ("Non-management directors") are to meet at least quarterly in executive sessions. If the Non-management directors include any directors who are not independent under the New York Stock Exchange rules, the independent directors are to meet in executive sessions at least semi-annually. The Non-management directors will rotate as the presiding director at these executive sessions. Only a Non-management director who is also independent under the New York Stock Exchange rules will preside at an executive session of the independent directors.

  COMMUNICATING WITH OUR DIRECTORS

     Our Board has adopted policies designed to allow shareholders and other interested parties to communicate with our directors. Any interested party that wishes to communicate directly with the Board or any director or the Non-management directors as a group should send communications in writing to Chairman of the Audit Committee, Rainbow Media Enterprises, Inc., 200 Jericho Quadrangle, Jericho, NY 11753. Any person, whether or not an employee, who has a concern with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate those concerns to our Audit Committee by
contacting           , which has been designated to act as a confidential
contact organization for this purpose, at Non-management directors is also
available on our website at           .

  CODE OF ETHICS

     Our Board of Directors has adopted a Code of Ethics for our directors, officers and employees. A portion of this Code of Ethics also serves as a code of ethics for our senior financial officers. Among other things, our Code of Ethics covers conflicts of interest, disclosure responsibilities, legal compliance, confidentiality, corporate opportunities, fair dealing, protection and proper use of assets and equal employment opportunity and harassment. The full text of the code is available on our website at . In addition, a copy may be obtained by writing to Rainbow Media Enterprises, Inc., 200 Jericho
Quadrangle, Jericho, NY 11753; Attention:           .

OUR DIRECTORS

  DIRECTORS

     Immediately after the Distribution, our Board is expected to consist of the three individuals named below plus an additional director, who has not yet been identified, whom our Board will have determined to be "independent" within the meaning of the rules of the New York Stock Exchange. Under those rules, the Company is required to have at least two independent directors within 90 days of the date of this information statement and at least three independent directors by the first anniversary of the date of this information statement.

     The term of office of our directors will expire at the annual meeting of stockholders in 2005 and at each succeeding annual meeting after that. We expect to hold our first annual meeting of stockholders in May 2005. The business address for each director is c/o Rainbow Media Enterprises, Inc., 200 Jericho Quadrangle, Jericho, NY 11753 and each director is a citizen of the United States. We will encourage our directors to attend annual meetings of stockholders and believe that attendance at annual meetings is just as important as attendance at meetings of the board.

     Our Board did not hold any meetings in 2003.

     The following individuals are expected to serve as our directors following the Distribution:

     Charles F. Dolan, 77, Chairman and Director since May 2004. Chairman of Cablevision from 1985 to the date of the Distribution. Chief Executive Officer of Cablevision from 1985 to October 1995. Founded and acted as the General Partner of Cablevision's predecessor from 1973 until 1985. Established Manhattan Cable Television in 1961 and Home Box Office in 1971. Charles F. Dolan is the father of Thomas C. Dolan.

     Thomas C. Dolan, 52, President and Chief Executive Officer and Director since May 2004. Director of Cablevision from 1998 to the date of the Distribution. Executive Vice President and Chief Information Officer of Cablevision from October 2001 to the date of the Distribution. Senior Vice President and Chief Information Officer of Cablevision from February 1996 to October 2001. Vice President and Chief Information Officer of Cablevision from July 1994 to February 1996. General Manager of Cablevision's East End Long Island cable system from November 1991 to July 1994. System Manager of Cablevision's East End Long Island cable system from August 1987 to October 1991. Thomas C. Dolan is the son of Charles F. Dolan.

     Joshua W. Sapan, 53, Director since May 2004. Chief Executive Officer of our Rainbow Programming business since May 2004. President and Chief Executive Officer of Rainbow Media Holdings LLC from October 1997 to the date of the Distribution. Chief Executive Officer of Rainbow Media

Holdings LLC from September 1996 to October 1997. Chief Operating Officer of Rainbow Media Holdings, Inc. from 1991 to 1995. President of Cablevision's National Entertainment Division, 1987 to 1991. Director of Rainbow Media Holdings, Inc. from April 1997 to September 2003.

  DIRECTOR COMPENSATION

     Non-employee directors receive a base fee of $40,000 per year, payable in cash and annual restricted stock unit grants valued at $40,000; $2,000 for each Board and committee meeting attended in person, and $500 for each Board and committee meeting attended by telephone. Non-employee directors also receive $5,000 annually per committee membership and $10,000 annually per committee chairmanship. Our employees who are directors receive no extra compensation for serving as directors.

  NON-EMPLOYEE DIRECTOR STOCK PLAN

     The Board believes that the Company's ability to attract and retain capable persons as independent directors will be enhanced by providing its non-employee directors with equity in the Company, and that the Company will benefit from encouraging a sense of proprietorship of such persons and stimulating the active interest of such persons in the development and financial success of the Company. Accordingly, we have adopted a Non-Employee Director Stock Plan and Cablevision, as our sole stockholder prior to the Distribution, has approved this plan.

     Under our Non-Employee Director Stock Plan, the per share exercise price of each option (other than with respect to the options that are adjusted in connection with the Distribution) will be equal to the fair market value of a share of our Class A Common Stock. In general, fair market value is determined by taking the average of the high and low prices of one share as reported in the consolidated reporting system of the New York Stock Exchange on the date of grant. In the event the Board (or a committee of the Board) at a future time determines to grant other stock-based awards, such awards will be subject to such price, restrictions and other terms and conditions as determined by the Board (or its committee).

     The maximum number of our shares that may be granted under the Non-Employee
Director Stock Plan is           shares. In the event of any stock dividend,
stock split, spinoff, reclassification, recapitalization, or other similar event resulting in dilution of the shares, then the number of shares issuable under the Non-Employee Director Stock Plan will be proportionately adjusted to reflect such transaction.

     Options granted under the Non-Employee Director Stock Plan are fully vested and exercisable on the date of grant. Each option granted pursuant to the Non-Employee Director Stock Plan will terminate upon the earlier to occur of (i) the expiration of ten years following the date upon which the option is granted and (ii) the expiration of three years from the termination of a participant's service on our Board, provided that in the event that a participant dies while an option is exercisable, the option will remain exercisable by the participant's estate or beneficiary only until the first anniversary of the participant's date of death and whether or not such first anniversary occurs prior to or following the expiration of the ten- or three-year periods referred to above.

     Restricted stock units granted under the Non-Employee Director Stock Plan are fully vested on the date of grant and entitle a Non-employee director to receive on the first business day after expiration of 90 days following the date on which such non-employee director terminates service as a member of the Board, one share of our Class A Common Stock for each restricted stock unit held by the director. If the Company pays a regular cash dividend on the shares the record date for which is after the grant date of the restricted stock units, the non-employee director will be entitled to receive a dividend equivalent payment equal to the regular cash dividend that would have been paid had the shares underlying the restricted stock units already been delivered. Restricted stock units are an unfunded, unsecured right to receive shares at a future date.

     Our obligations with respect to awards granted under the Non-Employee Director Stock Plan are subject to all applicable laws.

     All grants of options and restricted stock units under the Non-Employee Director Stock Plan will be automatic and will not be subject to the discretion of any person.

     The Board may amend the Non-Employee Director Stock Plan from time to time, provided that no amendment which increases the aggregate number of shares that may be issued under the Non-Employee Director Stock Plan may be made without the approval of the Company's stockholders.

  BOARD COMMITTEES

     The board will have two permanent committees: the Audit Committee and the Compensation Committee.

  AUDIT COMMITTEE

     At the time of the Distribution, our Audit Committee will consist solely of the director identified by our Board as being independent. We will add at least one additional member within 90 days following the date of this information statement and will have at least three members by the first anniversary of the date of this information statement. The primary purposes of our Audit Committee are: (a) to assist the Board in its oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent auditors' qualifications and independence, and (iv) the performance of our internal audit function and independent auditors; (b) to decide whether to appoint, retain or terminate the Company's independent auditors and to pre-approve all audit, audit-related and other services, if any, to be provided by the independent auditors; and (c) to prepare any report of the Audit Committee required by the rules and regulations of the Securities and Exchange Commission for inclusion in our annual proxy statement. The text of our Audit Committee charter is available on our website
at          . A copy may be obtained by writing to Rainbow Media Enterprises,
Inc., 200 Jericho Quadrangle, Jericho, NY 11753; Attention:          .

     Our Board of Directors will have determined that the director, who will be the sole member of our Audit Committee at the time of the Distribution, is "independent" within the meaning of the rules of both the New York Stock Exchange and the Securities and Exchange Commission. All directors we add to the Audit Committee in the future will also meet this standard. Our Board will also have determined that the director serving on the Audit Committee at the time of the Distribution is financially literate and has accounting or related financial management expertise, as such qualifications are defined under the rules of the New York Stock Exchange, and is an "audit committee financial expert" within the meaning of the rules of the Securities and Exchange Commission.

     Our Board has established a procedure whereby complaints or concerns with respect to accounting, internal controls and auditing matters may be submitted to the Audit Committee. This procedure is described under "Communicating with Our Directors" above.

     Our Audit Committee did not exist in 2003 and will not hold its first meeting until after the Distribution date.

  COMPENSATION COMMITTEE

     At the time of the Distribution, our Compensation Committee will consist solely of the director identified by our Board as being independent. The primary purposes of our Compensation Committee are: (a) to establish our general compensation philosophy and, in consultation with management, oversee the development and implementation of compensation programs, (b) either as a committee or together with the other independent directors (as directed by the Board) to determine and approve the compensation of the chief executive officer, (c) to make recommendations to the Board with respect to compensation, other than that of the chief executive officer, as well as our incentive compensation plans, including equity-based plans, (d) to approve any new equity compensation plan or material changes to an existing plan, (e) in consultation with management, to oversee regulatory compliance with respect to compensation matters, (f) to make recommendations to the Board with respect to severance or similar termination payments to current or former executives, and (g) to prepare a report on executive compensation required by the rules and regulations of the Securities and Exchange Commission. The Compensation Committee also administers our Employee Stock Plan, Long-Term Incentive Plan and our Executive Performance Incentive Plan. The text of our
Compensation Committee charter is available on our website at       . A copy may
be obtained by writing to Rainbow Media Enterprises, Inc., 200 Jericho
Quadrangle, Jericho, NY 11753; Attention:     .

     Our Compensation Committee did not exist in 2003.

  ABSENCE OF NOMINATING COMMITTEE

     We will not have a nominating committee. We believe that it is appropriate not to have a nominating committee because of our stockholder voting structure. Under the terms of our Certificate of Incorporation, the holders of our Class B Common Stock have the right to elect 75% of the members of our Board. We believe that creating a committee consisting solely of independent directors charged with responsibility for recommending nominees for election as directors would be inconsistent with the vested rights of the holders of Class B Common Stock under our Certificate of Incorporation. Instead, our Corporate Governance Guidelines provide a mechanism for the selection of nominees for election as directors by the holders of our Class A Common Stock ("Class A Directors") and by the holders of our Class B Common Stock ("Class B Directors"). The holders of our Class A Common Stock are currently entitled to elect 25% of the members of our Board. Under our Corporate Governance Guidelines, nominees for election as Class A Directors shall be recommended to the Board by the Class A Directors then in office who were elected by the holders of our Class A Common Stock. Nominees for election as Class B Directors shall be recommended to our Board by the Class B Directors then in office who were elected by the holders of the Class B Common Stock.

     Our directors have not set specific, minimum qualifications that nominees must meet in order for them to be nominated for election to the Board, but rather believe that each nominee should be evaluated based on his or her individual merits, taking into account, among other matters, the factors set forth in our Corporate Governance Guidelines under "Board Composition" and "Selection of Directors." Those factors include:

     - The desire to have a Board that encompasses a broad range of skills, expertise, industry knowledge, diversity of viewpoints, opinions, background and experience, and contacts relevant to our businesses;

     - Personal qualities and characteristics, accomplishments and reputation in the business community;

     - Ability and willingness to commit adequate time to Board and committee matters; and

     - The fit of the individual's skill and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of our Company.

     The Class A Directors will evaluate possible candidates to recommend to the Board for nomination as Class A Directors and suggest individuals for the Board to explore in more depth. The Board will consider nominees for Class A Directors recommended by our stockholders. Nominees recommended by stockholders will be given appropriate consideration in the same manner as other nominees. Stockholders who wish to submit nominees for consideration by the Board for election at our 2005 annual meeting of stockholders may do so by submitting in writing such nominees' names, in compliance with the procedures and along with the other information required by our By-laws. Any such nominee must be submitted to the Corporate Secretary of the Company, at Rainbow Media Enterprises, Inc., 200 Jericho Quadrangle, Jericho, NY 11753 not less than 60 or more than 90 days prior to the date of our 2005 annual meeting of stockholders, provided that if the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, such notice must be given not more than ten days after such date is first announced or disclosed.

     The Class B Directors will consult from time to time with one or more of the holders of Class B Common Stock to assure that all Class B Director nominees recommended to the Board are individuals who will make a meaningful contribution as Board members and will be individuals likely to receive the approving vote of the holders of a majority of the outstanding Class B Common Stock. The Class B Directors do not intend to consider unsolicited suggestions of nominees by holders of our Class A Common Stock. We believe that this is appropriate in light of the voting provisions of our Certificate of Incorporation which vest exclusively in the holders of our Class B Common Stock the right to elect our Class B Directors.

OTHER COMMITTEES

     In addition to standing committees, the Board will from time-to-time convene a special committee, in accordance with our By-laws, to consider any proposed investment in, or advance to, Charles F. Dolan or an affiliate of Charles F. Dolan (as defined therein); provided that approval by the special committee is not required for any investment or advance that constitutes compensation for services rendered to or on behalf of the Company as determined by the Board of Directors.

OUR EXECUTIVE OFFICERS

     The following individuals are expected to serve as our executive officers at the time of the Distribution. We believe that prior to or following the Distribution, additional officers will be appointed. Each person named below is currently an officer or employee of Cablevision and, with the exception of Mr. Bell, is expected to resign from that position as of the date of the Distribution.

Charles F. Dolan............  Chairman
Thomas C. Dolan.............  President and Chief Executive Officer
Joseph J. Lhota.............  Executive Vice President and Co-Chief Financial Officer
Joshua W. Sapan.............  Chief Executive Officer -- Rainbow Programming
Michael S. Alpert...........  Vice Chairman

     Charles F. Dolan, 77, Chairman and Director since May 2004. Director of Cablevision from 1985 to the date of the Distribution. Chairman of Cablevision from 1985 to the date of the Distribution. Chief Executive Officer of Cablevision from 1985 to October 1995. Founded and acted as the General Partner of Cablevision's predecessor from 1973 until 1985. Established Manhattan Cable Television in 1961 and Home Box Office in 1971. Charles F. Dolan is the father of Thomas C. Dolan.

     Thomas C. Dolan, 52, President and Chief Executive Officer and Director since May 2004. Director of Cablevision from 1998 to the date of the Distribution. Executive Vice President and Chief Information Officer of Cablevision from October 2001 to the date of the Distribution. Senior Vice President and Chief Information Officer of Cablevision from February 1996 to October 2001. Vice President and Chief Information Officer of Cablevision from July 1994 to February 1996. General Manager of Cablevision's East End Long Island cable system from November 1991 to July 1994. System Manager of Cablevision's East End Long Island cable system from August 1987 to October 1991. Thomas C. Dolan is the son of Charles F. Dolan.

     Joshua W. Sapan, 53, Chief Executive Officer of our Rainbow Programming business since May 2004. President and Chief Executive Officer of Rainbow Media Holdings LLC from October 1997 to the date of the Distribution. Chief Executive Officer of Rainbow Media Holdings LLC from September 1996 to October 1997. Chief Operating Officer of Rainbow Media Holdings, Inc. from 1991 to 1995. President of Cablevision's National Entertainment Division, 1987 to 1991. Director of Rainbow Media Holdings LLC from April 1997 to September 2003.

     Joseph J. Lhota, 50, Executive Vice President and Co-Chief Financial Officer since October 20, 2004. Executive Vice President of Cablevision and President of Cablevision's Lightpath division from January 2002 to October 2004. Deputy Mayor for Operations from July 1998 to December 2001 and Director of the Office of Management and Budget from December 1995 to July 1998, for the City of New York.

     Michael S. Alpert, 63, Vice Chairman since June 2004. Founder and President of Alpert & Associates, a management consulting firm located in Washington, D.C. that, between 1986 and 2003, specialized in providing services to the communications and entertainment industries. Senior Executive Vice President and Chief Operating Officer of Rainbow DBS Company LLC since August 31, 2003. Mr. Alpert also serves as a director of Azaire Networks, a privately held company that specializes in software solutions in the Wi-Fi arena.

     On October 22, 2004, the Company announced that John Adamovich, Jr., who is currently serving as the Chief Financial Officer and Treasurer of Pall Corporation, will become a Co-Chief Financial Officer of the Company. Mr. Adamovich is expected to join the Company in late November, 2004.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION DATA

     None of our executive officers was an executive officer during 2003. All of the information set forth in the following table reflects compensation earned during the years indicated based upon services rendered to Cablevision by our Chief Executive Officer and by three of our four other most highly paid executive officers who were officers and employees of Cablevision during 2003. The services rendered by such individuals to Cablevision were, in some instances, in capacities not equivalent to those positions in which they will serve us or our subsidiaries. Therefore, these tables do not reflect the compensation that will be paid to the Named Executive Officers. Mr. Adamovich was not an officer or employee of Cablevision during 2003. As currently contemplated, the base annual salary for these five officers (collectively, the "Named Executive Officers") immediately following the Distribution will be as follows, subject to future adjustment in the discretion of our Board of
Directors: Mr. Charles F. Dolan, $1,600,000; Mr. Thomas Dolan, $1,250,000; Mr. Sapan, $1,100,000; and Mr. Lhota, $725,000; and Mr. Alpert, $675,000. Neither we nor our Board of Directors has determined the amount, if any, of compensation in addition to base salary that may be paid to such officers following the Distribution. Mr. William J. Bell served as our Acting Chief Financial Officer from May 10, 2004 until October 21, 2004 but will not receive any compensation from us for his service. The restricted stock award and stock option/SAR information in the following table reflects awards of Cablevision NY Group Class A common stock, options for Cablevision NY Group Class A common stock and stock appreciation rights on Cablevision NY Group Class A common stock.

                           SUMMARY COMPENSATION TABLE

                                                              LONG TERM COMPENSATION AWARDS
                                                             -------------------------------
                                                                                 SECURITIES
                                      ANNUAL COMPENSATION                        UNDERLYING     ALL OTHER
                                     ---------------------   RESTRICTED STOCK   OPTIONS/SARS   COMPENSATION
NAME/PRINCIPAL POSITION       YEAR   SALARY($)   BONUS($)        AWARD(1)          (#)(2)         ($)(3)
-----------------------       ----   ---------   ---------   ----------------   ------------   ------------
Charles F. Dolan............  2003   1,600,000   4,800,000      5,195,000         250,000         394,221
  Chairman & Director         2002   1,600,000          --             --              --         576,810
                              2001   1,600,000          --             --              --         742,241
Thomas C. Dolan.............  2003     550,000     425,000      1,533,382              --         153,345
  President, Chief            2002     550,000          --             --              --         141,945
  Executive Officer           2001     544,230     382,800             --              --         485,198
  & Director
Joshua W. Sapan.............  2003   1,100,000     719,500      4,549,209              --         205,493
  Chief Executive Officer,    2002   1,100,000   1,500,000             --              --         337,012
  Rainbow Programming         2001   1,094,230   1,500,000             --              --       2,966,435
  & Director
Joseph J. Lhota.............  2003     625,000     438,000      1,290,155              --         131,281
  Executive Vice President,
  Co-Chief Financial          2002     552,884     500,000             --              --          28,528
  Officer                     2001          --          --             --              --              --
Michael S. Alpert...........  2003     207,692          --             --              --              --
  Vice Chairman               2002          --          --             --              --              --
                              2001          --          --             --              --              --

---------------

(1) Includes restricted stock issued in March 2003 in exchange for stock options that had an exercise price of more than $20.00 and stock appreciation rights that were issued in conjunction with those options.

(2) Securities underlying options/SARs granted in 2002 of 149,812 for Mr. Thomas
    C. Dolan, 442,468 for Mr. Sapan and $176,532 for Mr. Lhota, respectively, were exchanged for restricted shares in March 2003.

(3) For 2003, represents the sum of (i) the following amounts contributed by Cablevision on behalf of such individual under the Cablevision Cash Balance Pension Plan, Mr. Charles F. Dolan $18,000, Mr. Thomas Dolan $14,000, Mr. Sapan $14,000, and Mr. Lhota $12,000, (ii) the following amounts contributed by Cablevision on behalf of such individual under the Cablevision Excess Cash Balance Pension Plan, Mr. Charles F. Dolan $126,000, Mr. Thomas Dolan $25,981, Mr. Sapan $63,000, and Mr. Lhota $22,615, (iii) for Mr. Charles F. Dolan $40,000 credited to such individual on the books of Cablevision pursuant to the defined contribution portion of the Cablevision Supplemental Benefit Plan, (iv) the following amounts contributed by Cablevision on behalf of such individual as a matching contribution under the Cablevision 401(k) Plan: Mr. Charles F. Dolan $2,800, Mr. Thomas Dolan $6,000, and Mr. Lhota $3,837, (v) the following amounts contributed by Cablevision on behalf of such individual as a matching contribution under the Cablevision Excess Savings Plan: Mr. Charles F. Dolan $45,000 and Mr. Lhota $13,471, (vi) the following amounts paid as a premium on individual life insurance policies purchased by Cablevision for the executive officer to replace coverage under the integrated policy previously provided by Cablevision: Mr. Charles F. Dolan $130,276 and Mr. Sapan $19,765, (vii) for Mr. Charles F. Dolan, Mr. Sapan and Mr. Lhota: $32,145, $9,428 and $2,858, respectively, representing the fair value of personal use of Cablevision aircraft, (viii) for Mr. Sapan and Mr. Lhota, $99,300 and $76,500, respectively, of imputed interest on the $3,000,000 and $2,500,000 interest free loans they received for the awards they were granted in 2000 under the Cablevision Long-Term Incentive Plan, respectively, and (ix) in the case of Mr. Thomas Dolan amounts allocated in respect of a deferred compensation plan, including an annual amount equal to 15% of base salary, together with attributable interest thereon, aggregating $104,305, $97,445 and $107,364 in 2001, 2002 and 2003, respectively.

CABLEVISION OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning stock option grants made to the Named Executive Officers by Cablevision during 2003 pursuant to the Cablevision Employee Stock Plan. See "Executive Compensation -- Treatment of Outstanding Options, Rights, Restricted Stock and Performance Awards" for a discussion of how these options will be adjusted as a result of the Distribution.

                                           INDIVIDUAL GRANTS
                         -----------------------------------------------------
                                          % OF TOTAL                             POTENTIAL REALIZABLE VALUE
                           NUMBER OF     OPTIONS/SARS                            AT ASSUMED ANNUAL RATES OF
                          SECURITIES      GRANTED TO    EXERCISE                  STOCK PRICE APPRECIATION
                          UNDERLYING     EMPLOYEES IN    OR BASE                   FOR OPTION/SAR TERM(2)
                         OPTIONS/SARS    FISCAL YEAR      PRICE     EXPIRATION   --------------------------
NAME                     GRANTED(#)(1)       2003       ($/SHARE)      DATE         5%($)         10%($)
----                     -------------   ------------   ---------   ----------   -----------    -----------
Charles F. Dolan.......     250,000          27.8%       $20.78      6/26/13      3,267,500      8,280,000
Thomas C. Dolan........          --            --            --           --             --             --
Joshua W. Sapan........          --            --            --           --             --             --
Joseph J. Lhota........          --            --            --           --             --             --
Michael S. Alpert......          --            --            --           --             --             --

---------------

(1) Options granted on June 25, 2003 under the Cablevision Employee Stock Plan. Such options become exercisable in annual installments of 33.33% per year. Vesting of options may be accelerated upon a change of control (see "Employment Contracts and Severance and Change-In-Control Arrangements" below).

(2) The dollar amounts under these columns are the result of calculations at 5% and 10% rates set by the Securities and Exchange Commission, and therefore are not intended to forecast possible future appreciation of our stock price. In all cases the appreciation is calculated from the award date to the end of the option term.

AGGREGATED CABLEVISION OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END CABLEVISION OPTION/SAR VALUES

     The following table sets forth information about Cablevision stock options exercised during 2003 by the Named Executive Officers and the fiscal year-end values of unexercised Cablevision stock options/ SARs held by the Named Executive Officers. All of these options were granted under the Cablevision Employee Stock Plan and the Cablevision 1985 Stock Plan. See "Executive Compensation -- Treatment of Outstanding Options, Rights, Restricted Stock and Performance Awards" for a discussion of how these options will be treated in the Distribution.

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                           OPTIONS/SARS AT             MONEY OPTIONS/SARS AT
                           SHARES                            12/31/03(#)                    12/31/03($)
                         ACQUIRED ON      VALUE      ---------------------------   -----------------------------
NAME                     EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                     -----------   -----------   -----------   -------------   ------------   --------------
Charles F. Dolan.......       --            --              --        250,000              --        652,500
Thomas C. Dolan........       --            --         156,129             --       2,484,706             --
Joshua W. Sapan........       --            --          89,319             --         590,408             --
Joseph Lhota...........       --            --              --             --              --             --
Michael S. Alpert......       --            --              --             --              --             --

CABLEVISION LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

     The following table sets forth information about performance awards granted in 2003 to the Named Executive Officers by Cablevision under the Cablevision Long-Term Incentive Plan. See "Executive Compensation -- Treatment of Outstanding Options, Rights, Restricted Stock and Performance Awards" for a discussion of how these awards will be treated in the Distribution.

                         NUMBER OF      PERFORMANCE OR         ESTIMATED FUTURE PAYOUTS UNDER
                       SHARES, UNITS     OTHER PERIOD           NON-STOCK PRICE-BASED PLANS
                         OR OTHER      UNTIL MATURATION   ----------------------------------------
NAME                      RIGHTS         OR PAYOUT(1)     THRESHOLD($)   TARGET($)(1)   MAXIMUM($)
----                   -------------   ----------------   ------------   ------------   ----------
Charles F. Dolan.....       N/A                --               --        2,800,000          --
Thomas C. Dolan......       N/A                --               --          462,000          --
Joshua W. Sapan......       N/A                --               --               --          --
Joseph J. Lhota......       N/A                --               --          525,000          --
Michael S. Alpert....       N/A                --               --               --          --

---------------

(1) Performance awards granted under Cablevision's Long-Term Incentive Plan. These awards vest 100% at the end of the first calendar year in which Cablevision achieves "free cash flow," as defined.

DEFINED BENEFIT PENSION PLAN

     Charles F. Dolan participated in Cablevision's Nonqualified Supplemental Benefit Plan ("Cablevision Supplemental Plan") which provides actuarially-determined pension benefits, among other types of benefits, for nine employees of Cablevision or its subsidiaries who were previously employed by CSSC, L.L.C., successor to Cablevision Systems Services Corporation ("CSSC"). CSSC, which is wholly owned by Charles F. Dolan and Helen Dolan, provided management services to Cablevision Company (Cablevision's predecessor) and to certain affiliates of Cablevision. The Cablevision Supplemental Plan is designed to provide these employees, in combination with certain qualified benefit plans maintained by Cablevision and certain qualified retirement plans formerly maintained by CSSC, with the same retirement benefit formulae they would have enjoyed had they remained employees of CSSC and continued to participate in the former CSSC qualified plans. The Cablevision Supplemental Plan provides that Cablevision may set aside assets for the purpose of paying benefits under the Cablevision Supplemental Plan, but that any such assets remain subject to the claims of creditors of Cablevision.

     The defined benefit feature of the Cablevision Supplemental Plan provides that, upon attaining normal retirement age (the later of age 65 or the completion of five years of service), a participant will receive an annual benefit equal to the lesser of 75% of his or her average compensation (not including bonuses and overtime) for his or her three most highly compensated years and the maximum benefit permitted by the Internal Revenue Code (the maximum in 2004 is $165,000 for employees who retire at age 65), reduced by the amount of any benefits paid to such individual pursuant to the qualified defined benefit plan formerly maintained by CSSC. This benefit will be reduced proportionately if the participant retires or otherwise terminates employment before reaching normal retirement age.

     The estimated annual benefits payable upon normal retirement under the defined benefit portion of the Cablevision Supplemental Plan (reduced by any retirement benefits paid in connection with the termination of the CSSC Defined Benefit Pension Plan) to Mr. Charles F. Dolan is $337,649.

     We do not have any other defined benefit plans.

  EMPLOYMENT CONTRACTS AND SEVERANCE AND CHANGE-IN-CONTROL ARRANGEMENTS

     Charles F. Dolan has an employment agreement with Cablevision, which expired in January 2004, and was automatically renewed until January 2005. The employment agreement will automatically renew for successive one-year terms unless terminated by either party at least three months prior to the end of the then existing term. The agreement provides for annual compensation to be paid of not less than $400,000 per year to Mr. Dolan. The agreement also provides for payment to Mr. Dolan's estate in the event of his death during the term of such agreement, of an amount equal to the greater of one year's base salary or one-half of the compensation that would have been payable to Mr. Dolan during the remaining term of such agreement.

     Joshua Sapan has an employment agreement with Rainbow Media Holdings, LLC under which he is employed as President and Chief Executive Officer of Rainbow Media Holdings through March 30, 2007. The agreement provides that both parties will enter into good faith negotiations to renew the contract after April 1, 2006. Under his employment agreement, Mr. Sapan receives an annual base salary of $1.1 million and a bonus ranging from 0% to 210% of his base salary. The agreement also provides for severance in the amount of two times Mr. Sapan's annual base salary and a prorata portion of his annual target bonus reflecting the portion of the year he was employed by Rainbow Media Holdings, LLC in the year of termination.

     Under the applicable Cablevision award agreements, vesting of stock options, stock appreciation rights and restricted shares (including shares of our Class A Common Stock issued in respect of Cablevision restricted shares in connection with the Distribution) granted to employees, including Charles F. Dolan, Thomas C. Dolan, William J. Bell and Joshua W. Sapan, under Cablevision's Employee Stock Plan and its predecessor plans may be accelerated, in certain circumstances, upon a "change of control" of Cablevision. A "change of control" is defined as the acquisition by any person or group, other than Charles F. Dolan or members of his immediate family (or related entities) or any employee benefit plan sponsored or maintained by Cablevision, of (1) the power to direct the management of substantially all of the cable television systems then owned by Cablevision in the New York City metropolitan area, or (2) after any fiscal year of Cablevision in which Cablevision's cable television systems in the New York City metropolitan area contributed in the aggregate less than a majority of the net revenues of Cablevision and its consolidated subsidiaries, the power to direct the management of Cablevision or substantially all of its assets.

     It is anticipated that under our applicable award agreements, vesting of stock options and stock appreciation rights and other equity based awards granted to employees, including Charles F. Dolan, Thomas C. Dolan, William J. Bell and Joshua W. Sapan, under our Employee Stock Plan may also be similarly accelerated, in certain circumstances, upon a "change of control" of Rainbow Media Enterprises.

     Upon a change of control of Cablevision or us, the stock options, stock appreciation rights and restricted shares may be converted into either a right to receive an amount of cash based upon the highest price per share of Cablevision NY Group Class A Common Stock or our Class A Common Stock, as applicable (depending on whether Cablevision or we are undergoing the change of control), paid in the transaction resulting in the change of control, or into a corresponding award with equivalent profit potential in the surviving entity, at the election of the Compensation Committee. In addition, under Cablevision's Long Term Incentive Plan certain awards made to Cablevision employees who become our employees may be accelerated.

EMPLOYEE STOCK PLAN

     We have adopted an Employee Stock Plan (the "Plan") and Cablevision, as our sole shareholder prior to the Distribution, has approved the Plan. The Plan is administered by the Compensation Committee of our Board. Awards may be granted under the Plan to key employees of the Company and its affiliates (other than members of the Compensation Committee) as the Compensation Committee may determine. The Compensation Committee may make awards under the Plan for up to an aggregate number of shares equal to million shares of our Class A Common Stock, which may be either treasury shares or authorized and unissued shares. Additionally, if an award is paid or settled in cash, or expires, lapses, terminates or is cancelled without the issuance of shares, then the Compensation Committee may grant awards with respect to shares subject to such prior awards. In the event of any stock dividend, stock split, spinoff, reclassification, recapitalization, or other similar event resulting in dilution of the shares, then the number of shares issuable under the Plan shall be proportionately adjusted to reflect such transaction. No single employee may be issued awards for a number of shares exceeding million in any given year.

     Under the Plan, the Company may grant incentive stock options, as defined in Section 422A of the Internal Revenue Code, nonqualified stock options, restricted stock, restricted stock units and bonus award shares. A restricted stock unit represents an unfunded, unsecured promise of the Company to deliver to the grantee a share of our Class A common stock on a specified future date and a bonus award share is a restricted share that (other than with respect to the options that are adjusted in connection with the Distribution) payable upon vesting in cash and/or stock at the Company's election. The option exercise price of stock options may not be less than the fair market value of a share of our Class A Common Stock on the date the option is granted. (other than with respect to the options that are adjusted in connection with the Distribution). Other than in the case of the death of an award recipient, such options may be exercised for a term no longer than ten years. The Plan provides that, in conjunction with the grant of an option, the Company may grant stock appreciation rights pursuant to which the employee may elect to receive payment, either in lieu of the right to exercise such option or in addition to the stock received upon the exercise of such option, as the Compensation Committee may determine at the time the stock appreciation right is granted, equal to the difference between the fair market value of the stock as of the date the stock appreciation right is exercised and the option exercise price. The Plan permits the granting of options, restricted shares, restricted stock units and bonus award shares on terms determined by the Compensation Committee.

     Under the Plan, the Compensation Committee has the authority, in its discretion, to add performance criteria as a condition to any employee's exercise of a stock option or stock appreciation right, or the vesting or payment of any bonus award shares, restricted shares or restricted stock units, granted under the Plan. Additionally, the Plan specifies certain performance criteria that may, in the case of certain executive officers of the Company, be conditions precedent to the vesting of bonus award shares or restricted shares granted to such executives under the Plan. These performance criteria include:
(i) earnings per share, (ii) total return to stockholders; (iii) return on investment, (iv) operating income or net income, (v) costs, (vi) results relative to budget, (vii) cash flow, (viii) cash flow margin, (ix) cash flow per subscriber, (x) revenues, (xi) revenues per subscriber, (xii) subscriber growth,
(xiii) results relative to quantitative customer service standards, (xiv) results relative to quantitative customer satisfaction standards, (xv) market share, (xvi) a specified increase in the fair market value of our common stock,
(xvii) a specified increase in the private market value of the Company or (xviii) earnings before interest, taxes, depreciation and amortization. Application of the performance criteria may be by reference to the performance of the Company or a subsidiary of the Company or a division or other business unit of either, or any combination of the foregoing or based on comparative performances relative to other companies. Restricted shares, bonus award shares and shares issuable upon the exercise of an option are paid, at the specified vesting or exercise date, as the case may be, in shares unless satisfied or settled in cash pursuant to the terms of the Plan.

     The Board or the Compensation Committee may discontinue the Plan at any time and from time to time may amend or revise the terms of the Plan, as permitted by applicable law, except that it may not revoke or alter an award made under the Plan, in any manner materially unfavorable to the recipient of an outstanding award under the Plan, without the consent of the recipient of that award, nor may it amend the Plan without the approval of the stockholders of the Company if such approval is required by the rules of the New York Stock Exchange.

     The following summary generally describes the principal Federal (but not state and local) income tax consequences of certain awards options under the Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular participant or the Company. The provisions of the Internal Revenue Code and the regulations thereunder relating to these matters are complex and their impact in any one case may depend upon the particular circumstances.

     Incentive Stock Options. An employee will not be subject to tax upon the grant of an incentive stock option (an "ISO") or upon the exercise of an ISO. However, the excess of the fair market value of the shares on the date of exercise over the exercise price paid will be included in the employee's alternative minimum taxable income. Whether the employee is subject to the alternative minimum tax will depend on his or her particular circumstances. The employee's basis in the shares received will be equal to the exercise price paid, and the holding period in such shares will begin on the day following the date of exercise. If an employee disposes of the shares on or after (i) the second anniversary of the date of grant of the ISO and (ii) the first anniversary of the date of exercise of the ISO (the "statutory holding period"), the employee will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such disposition and his or her basis in the shares.

     Nonstatutory Stock Options. An employee will not be subject to tax upon the grant of an option which is not intended to be (or does not qualify as) an ISO (a "nonstatutory stock option"). Upon exercise of a nonstatutory stock option, an amount equal to the excess of the fair market value of the shares acquired on the date of exercise over the exercise price paid is taxable to an employee as ordinary income, and such amount is generally deductible by the Company. This amount of income will be subject to income tax withholding and employment taxes. An employee's basis in the shares received will equal the fair market value of the shares on the date of exercise, and an employee's holding period in such shares will begin on the day following the date of exercise.

     Restricted Stock. An employee will not be subject to tax upon receipt of an award of shares subject to forfeiture conditions and transfer restrictions (the "restrictions") under the Plan unless an employee makes the election referred to below. Upon lapse of the restrictions, an employee will recognize ordinary income equal to the fair market value of the shares on the date of lapse (less any amount an employee may have paid for the shares), and such income will be subject to income tax withholding and employment taxes. An employee's basis in the shares received will be equal to the fair market value of the shares on the date the restrictions lapse, and an employee's holding period in such shares begins on the day after the restrictions lapse. If any dividends are paid on such shares prior to the lapse of the restrictions they will be includible in an employee's income during the restricted period as additional compensation (and not as dividend income) and will be subject to income tax withholding and employment taxes.

     If permitted by the applicable award agreement, an employee may elect, within thirty days after the date of the grant of the restricted stock, to recognize immediately (as ordinary income) the fair market value of the shares awarded (less any amount an employee may have paid for the shares), determined on the date of grant (without regard to the restrictions). Such income will be subject to income tax withholding and employment taxes at such time. This election is made pursuant to Section 83(b) of the Code and the regulations thereunder. If an employee makes this election, an employee's holding period will begin the day after the date of grant, dividends paid on the shares will be subject to the normal rules regarding distributions on stock, and no additional income will be recognized by an employee upon the lapse of the restrictions. However, if an employee forfeits the restricted shares before the restrictions lapse, no deduction or capital loss will be available to an employee (even though an employee previously recognized income with respect to such forfeited shares).

     In the taxable year in which an employee recognizes ordinary income on account of shares awarded to an employee, the Company generally will be entitled to a deduction equal to the amount of income recognized by an employee. In the event that the restricted shares are forfeited by an employee after having made the Section 83(b) election referred to above, the Company generally will include in our income the amount of our original deduction.

     Stock Appreciation Rights. The American Jobs Creation Act of 2004 (the "Jobs Act") which was signed into law on October 22, 2004 significantly impacts the taxation of stock appreciation rights. Under the Jobs Act, stock appreciation rights are considered a form of non-qualified deferred compensation and, subject to forthcoming Treasury regulations, it is expected that stock appreciation rights that are not vested by December 31, 2004 will be subject to taxation on the vesting date regardless of whether the employee actually exercises the rights on such vesting date. Thus, on each applicable vesting date an amount equal to the cash and/or fair market value of shares receivable by the employee in respect of a stock appreciation right could be taxable to such employee as ordinary income regardless of whether he or she exercises the right and actually receives the cash and/or shares. Until the Treasury issues regulations, the impact of the Jobs Act on the treatment of stock appreciation rights in the Distribution cannot be ascertained. After evaluating the tax consequences to our employees of stock appreciation right awards under the final Treasury regulations, we may determine not to grant any additional stock appreciation rights under the Plan.

     Restricted Stock Units. Under the Jobs Act, restricted stock units would also be considered a form of non-qualified deferred compensation. After evaluating the tax consequences to our employees of restricted stock unit awards under the final Treasury regulations, we may determine not to grant any additional restricted stock units under the Plan.

     Disposition of shares. Unless stated otherwise above, upon the subsequent disposition of shares acquired under any of the preceding awards, an employee will recognize capital gain or loss based upon the difference between the amount realized on such disposition and an employee's basis in the shares, and such amount will be long-term capital gain or loss if such shares were held for more than 12 months. Currently, capital gain is generally taxed at a maximum rate of 15% if the property is held more than one year.

     The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the employee in connection with the exercise of an option. The Company generally is not entitled to a tax deduction with respect to any amount that represents compensation in excess of $1 million paid to "covered employees" that is not "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code. To the extent possible, the Company intends to utilize the benefits of certain transition rules under Section 162(m) to insure the deductibility of compensation in excess of $1 million.

LONG-TERM INCENTIVE PLAN

     We have adopted a Long-Term Incentive Plan ("LTIP"). The LTIP is administered by the Compensation Committee or a subcommittee of the Compensation Committee. Awards may be granted under the LTIP to such officers and key employees of the Company or an affiliate of the Company (other than Cablevision), as the Compensation Committee or subcommittee may determine.

     The Compensation Committee may establish one or more conditions, which must be satisfied in order for a participant to be entitled to an award under the plan. The LTIP specifies certain performance criteria that may, in the discretion of the Compensation Committee or subcommittee, be conditions precedent to the payment of any award granted under the plan, to the Company's Chief Executive Officer, any other employee who the Compensation Committee determines is likely to be among the four other highest compensated officers for the year in which an award is made or payable, as well as any other employee designated by the Committee in its discretion. These performance criteria include satisfaction of one or more of the following over a period or periods selected by the Committee: (i) earnings per share, (ii) total return to stockholders,
(iii) return on investment, (iv) operating income or net income, (v) costs, (vi) results relative to budget, (vii) cash flow, (viii) cash flow margin, (ix) cash flow per subscriber, (x) revenues, (xi) revenues per subscriber, (xii) subscriber growth, (xiii) results relative to quantitative customer service standards, (xiv) results relative to quantitative customer satisfaction standards, (xv) market share, (xvi) a specified increase in the publicly traded price of our common stock, (xvii) a specified increase in the private market value of the Company or (xviii) earnings before interest, taxes, depreciation and amortization (EBITDA). Application of the performance criteria may be by reference to the performance of the Company or a subsidiary of the Company, or a division or other business unit of either, or any combination of the foregoing, or based on comparative performance relative to other companies. Restricted shares, bonus award shares and shares issuable upon the exercise of an option are paid, at the specified vesting or exercise date, as the case may be, in shares unless satisfied or settled in cash pursuant to the terms of the Plan.

     All awards granted under the LTIP are payable solely in cash. The Compensation Committee (or subcommittee) may in its discretion reduce or eliminate (but never increase) the amount otherwise payable as an earned award. In no event may any participant be granted an award at any one time on the date of grant in an amount exceeding $5 million. No awards may be made under the LTIP
after           , 2009.

     The LTIP may be amended by the Board of Directors or the Compensation Committee, as permitted by applicable law.

EXECUTIVE PERFORMANCE INCENTIVE PLAN

     We have adopted an Executive Performance Incentive Plan ("EPIP"). The EPIP is administered by the Compensation Committee of our Board or a subcommittee of the Compensation Committee. Awards may be granted under the EPIP to key executives of the Company and its subsidiaries. These executives consist of the Company's Chief Executive Officer, any other executive who the Compensation Committee determines is likely to be among the four other highest compensated officers for the Company's fiscal year for which an award is made, and any other executive designated by the Compensation Committee (or subcommittee) in its discretion. In addition to the executive officers, approximately 10 employees are eligible to participate in the EPIP.

     The Compensation Committee (or subcommittee) will specify one or more of the following performance criteria which must be met during the Company's fiscal year in which the award is made in order for the participant to be entitled to the payment of an award granted under the EPIP: (i) earnings per share, (ii) total return to stockholders, (iii) return on investment, (iv) operating income or net income, (v) costs, (vi) results relative to budget, (vii) cash flow,
(viii) cash flow margin, (ix) cash flow per subscriber, (x) revenues, (xi) revenues per subscriber, (xii) subscriber growth, (xiii) results relative to quantitative customer service standards, (xiv) results relative to quantitative customer satisfaction standards, (xv) market share, (xvi) a specified increase in the publicly traded price of our common stock, (xvii) a specified increase in the private market value of the Company, or (xviii) earnings before interest, taxes, depreciation and amortization (EBITDA). Application of the performance criteria may be by reference to the performance of the Company or a subsidiary of the Company, or a division or other business unit of either, or any combination of the foregoing, or based on comparative performance relative to other companies. Restricted shares, bonus award shares and shares issuable upon the exercise of an option are paid, at the specified vesting or exercise date, as the case may be, in shares unless satisfied or settled in cash pursuant to the terms of the Plan.

     The Compensation Committee (or a subcommittee) may in its discretion grant target awards to eligible participants, which range from 50% to 400% of the participant's salary for the Company's fiscal year. The maximum earned award if the applicable performance criteria are met is two times the target award. The Compensation Committee (or subcommittee) may in its discretion reduce or eliminate (but never increase) the amount otherwise payable as an earned award. In no event may any participant receive an annual payment under the EPIP in an amount exceeding $10 million. All awards granted under the EPIP are payable solely in cash. The future amounts payable to participants under the EPIP are not determinable at this time. No awards may be made under the EPIP after
          , 2009.

     The EPIP may be amended by the Board of Directors or the Compensation Committee, as permitted by applicable law.

TREATMENT OF OUTSTANDING OPTIONS, RIGHTS, RESTRICTED STOCK AND PERFORMANCE
AWARDS

     Cablevision has issued options to purchase, and stock appreciation rights in respect of, its Cablevision NY Group Class A Common Stock. In connection with the Distribution, each Cablevision option will become two options: one will be an option to acquire Cablevision NY Group Class A Common Stock and one an option to acquire our Class A Common Stock. Similarly, each right will become a right with respect to Cablevision NY Group Class A Common Stock and a right with respect to our Class A Common Stock. Cablevision's employees who become our employees in the Distribution will not be treated as having terminated their employment for vesting purposes so long as they remain employed by Cablevision or any of its affiliates. We will be an affiliate of Cablevision following the Distribution. The options and the rights with respect to our Class A Common Stock will be issued under our Employee Stock Plan. The existing exercise price will be allocated between the existing Cablevision options/rights and our new options/rights based upon the respective market prices of the Cablevision NY Group Class A Common Stock and our Class A Common Stock. Other than the split of the Cablevision options and rights and the allocation of the existing exercise price, upon issuance of our new options and rights there will be no additional adjustment under the Cablevision Employee Stock Plan or otherwise to the existing Cablevision options and rights in connection with the Distribution and the terms of each employee's applicable Cablevision award agreement will continue to govern the Cablevision options and rights; however we will not be regarded as a competitive entity for purposes of the non-compete provisions contained in our employees' award agreements with Cablevision. The terms of a new award agreement with us will govern the new options and rights issued under our Employee Stock Plan.

     Cablevision has issued restricted stock to its employees which vests according to a vesting schedule that was established when the shares were issued. In the Distribution, shares of our Class A Common Stock will be issued in respect of the restricted stock issued by Cablevision. Our shares will be restricted on the same basis as the Cablevision restricted shares in respect of which they are issued. Holders of restricted stock who remain employees of Cablevision or who become our employees will continue to vest in both the Cablevision restricted stock and our restricted stock so long as they remain employed by Cablevision or any of its affiliates. We will be an affiliate of Cablevision following the Distribution. The terms of each employee's applicable award agreement will continue to govern the restricted shares except that we will not be regarded as a competitive entity for purposes of the non-compete provisions contained in our employees' award agreements with Cablevision.

     As a result of the Distribution, there will be outstanding options to
acquire approximately           million of our shares of Class A Common Stock
and stock appreciation rights in respect of approximately           million of
our shares of Class A Common Stock, most of which will be held by employees of Cablevision and its affiliates other than us. In addition, approximately million of our shares of Class A Common Stock will be issued as restricted shares to employees of Cablevision and its affiliates other than us. Cablevision has agreed that any of our restricted shares which are forfeited following the Distribution will be returned to us.

TREATMENT OF CERTAIN OUTSTANDING AWARDS

     In 2000 Cablevision granted cash awards to certain senior executives pursuant to its long-term incentive plan. The performance requirements of these awards have been satisfied. The terms of these awards permitted the executive to request a loan from Cablevision in an amount up to the amount of the award, with the loan to be secured by a lien on property owned by the executive. The awards were in the amount of $1,500,000 or $3,000,000 and vest over seven years. With the exception of the award held by Mr. Joshua W. Sapan, the Chief Executive Officer of our Rainbow Programming business, and Mr. Joseph J. Lhota, our Executive Vice President and Co-Chief Financial Officer, awards to individuals who are our employees at the time of the Distribution will be unaffected by the Distribution and will remain outstanding and continue to vest so long as the employee remains employed by Cablevision or an affiliate of Cablevision and complies with the other requirements of the award. We will be an affiliate of Cablevision following the Distribution. Similarly, loans taken out by such employees will be unaffected by the Distribution. In the case of Mr. Sapan and Mr. Lhota, their awards will be accelerated and paid in full in connection with the Distribution and they will repay their outstanding loans under the plan. There will be no outstanding loans to any of our executive officers. We will agree to reimburse Cablevision for a portion of the awards that are paid to our employees (other than Mr. Sapan and Mr. Lhota) based upon the portion of the award equal to the number of months the award was outstanding following the Distribution divided by the total number of months the award was outstanding.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP BETWEEN CABLEVISION AND US AFTER THE DISTRIBUTION

     Following the Distribution, we will be a public company and Cablevision will have no continuing common stock ownership interest in Rainbow Media Enterprises. As described under "The Distribution -- Results of the Distribution," both Cablevision and we will be under the control of Charles F. Dolan, our Chairman, members of his family and certain related family entities immediately following the Distribution.

     For purposes of governing the ongoing relationships between Cablevision and us after the Distribution and to provide for an orderly transition, Cablevision and we have entered or will enter into the agreements described in this section.

     Certain of the agreements summarized in this section are included as exhibits to the registration statement of which this information statement forms a part that we have filed with the Securities and Exchange Commission, and the following summaries of those agreements are qualified in their entirety by reference to the agreements as so filed.

DISTRIBUTION AGREEMENT

     Prior to the Distribution, we will enter into the Distribution Agreement with Cablevision as part of a series of transactions pursuant to which we have acquired or will acquire prior to the Distribution certain of Cablevision's programming assets, including three national 24-hour entertainment services, AMC, IFC and WE, a variety of on-demand programming services and the unique programming content known as VOOM(SM), and motion picture production and distribution businesses, Cablevision's Rainbow DBS business, and Cablevision's motion picture exhibition business.

     Under the Distribution Agreement, Cablevision will distribute our common stock to its common stockholders. We and Cablevision will agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being transferred to us.

     The Distribution Agreement will also provide that Cablevision will have the sole and absolute discretion to determine whether to proceed with the Distribution, including the form, structure and terms of any transactions and/or offerings to effect the Distribution and the timing of and satisfaction of conditions to the consummation of the Distribution (including receipt of the approval of the FCC).

     In the Distribution Agreement, Cablevision will agree to cause its subsidiary CSC Holdings, Inc. to terminate, effective as of the date of the Distribution, the consulting agreement, dated as of March 29, 2001, pursuant to which CSC Holdings, Inc. has been receiving a management fee equal to 3.5% of the gross revenues (as defined) of AMC and WE.

     The Distribution Agreement will also provide for access to records and information, methods of resolution for certain disputes and insurance of directors and officers.

TRANSITION SERVICES AGREEMENT

     We will enter into a Transition Services Agreement with Cablevision prior to the Distribution under which, in exchange for the fees specified in such agreement, Cablevision will agree to provide transition services with regard to such areas as information technology, insurance and employee recruiting, compensation and benefits. Cablevision will also agree to sublease arrangements for certain facilities where we must share space with Cablevision following the Distribution. We will agree to provide transition services to Cablevision with regard to those information technology systems that we and Cablevision may share. We believe that the terms and conditions of the Transition Services Agreement are as favorable to us as those available from unrelated parties for a comparable arrangement.

TAX DISAFFILIATION AGREEMENT

     We will enter into a Tax Disaffiliation Agreement with Cablevision, which will set out each party's rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of Internal Revenue Service and other audits. Under the Tax Disaffiliation Agreement, we will be required to indemnify Cablevision against certain taxable gains if such gains are triggered by an acquisition of our stock or assets.

EMPLOYEE BENEFITS AGREEMENT

     Prior to the Distribution, we and Cablevision will enter into an Employee Benefits Agreement that will allocate assets, liabilities and responsibilities with respect to certain employee compensation and benefit plans and programs and certain other related matters. See "Executive Compensation -- Treatment of Outstanding Options, Rights, Restricted Stock and Performance Awards."

OTHER ARRANGEMENTS

     Prior to the Distribution, we and subsidiaries of Cablevision will enter into agreements that will memorialize existing intercompany arrangements or set forth the rights and obligations with respect to arrangements going forward. These arrangements are expected to include, among other matters, (i) an agreement under which we will lease fiber optic lines from subsidiaries of Cablevision, (ii) an agreement under which we will receive licenses of software from subsidiaries of Cablevision, and (iii) additional agreements under which our subsidiary, Rainbow Network Communications, will provide transponder services and technical support services to subsidiaries of Cablevision.

AFFILIATION AGREEMENTS

     Prior to the Distribution, our Rainbow DBS business will enter into affiliation agreements with the cable programming businesses that will remain with Cablevision, including fuse, MSG Network and various other regional/sports programming networks. Prior to the Distribution, Cablevision will enter into affiliation agreements with our Mag Rack, Uncensored On Demand, and World Picks services.

LONG-TERM SERVICES AGREEMENT

     RNC currently provides and will continue to provide transponder services, compression services, uplinking, production services and various technical support services to the Fox Sports Net regional sports services and the MSG Network, and also provides and will continue to provide master control services to all of these networks except Fox Sports Net Chicago and MSG. These services are provided under contracts through 2011.

     RNC also currently provides and will continue to provide master control services, production services and various technical support services to Cablevision's fuse, Metro TV and Metro Stories programming services and also provides and will continue to provide downlinking services to fuse. These services are provided under contracts through 2018.

THEATER SUPPORT AGREEMENT

     Cablevision will be transferring to us all of its motion picture exhibition theaters other than the Ziegfeld Theater located in New York, New York. Prior to the Distribution we will enter into a theater support agreement under which we will agree to provide certain administrative and operational services to the Ziegfeld Theater.

  AMC REDEEMABLE PREFERRED MEMBERSHIP INTERESTS

     On August 20, 2004, our subsidiary, American Movie Classics Company LLC ("AMC LLC"), which owns our AMC and WE programming services, issued redeemable preferred membership interests with an initial liquidation preference of $350 million in the aggregate to Rainbow Media Holdings LLC in exchange for common membership interests in AMC LLC. Distributions on the redeemable preferred membership interests were to accrue, commencing upon the Distribution, at an annual rate to be established immediately prior to the Distribution. It was intended that Rainbow Media Holdings LLC would transfer those interests to Cablevision at the time of the Distribution and the interests would not be included in the Distribution. On November 5, 2004 the Board of Directors of Cablevision decided to modify the terms of the Distribution to eliminate the retained redeemable preferred membership interest in AMC LLC. This decision was made in light of expected increases in our financing requirements. The elimination will be accomplished by having the redeemable preferred membership interests recontributed to a subsidiary of ours and converted back to common membership interest in AMC LLC prior to the Distribution.

AMERICAN MOVIE CLASSICS COMPANY LLC INTERCOMPANY LOAN

     In December 2002, AMC LLC made loans aggregating $90.0 million to Rainbow Media Group, LLC, a subsidiary of Rainbow Media Holdings, to fund its operations. The note was due on the earlier of demand by AMC or June 1, 2003 and bore interest at a rate of LIBOR plus 3% per annum. In the first quarter of 2003, $58.0 million of the note was repaid and the remaining $32.0 million was forgiven and recorded as a capital distribution. Interest income related to this note in 2003 and 2002 amounted to approximately $0.6 million and $0.2 million, respectively.

CERTAIN RELATIONSHIPS AND CONFLICTS OF INTEREST

     Charles F. Dolan, our Chairman, and certain other principal officers of the Company and various of our affiliates are subject to certain conflicts of interest. These conflicts include, but are not limited to, the following:

     Charles F. Dolan may from time to time be presented with business opportunities, which would be suitable for us and our affiliates in which Mr. Dolan and his family have varying interests.

     Charles F. Dolan is not subject to any contractual limitations with respect to his other business activities and may engage in programming and other businesses. A significant portion of Mr. Dolan's time may be spent in the management of various entities with which he is, or may be in the future, associated. Mr. Dolan will devote as much of his time to our business as is reasonably required to fulfill the duties of his office. During 2003, substantially all of Mr. Dolan's professional time was devoted to the business of Cablevision.

     Our by-laws provide that we shall make any investment in or advance to Charles F. Dolan and affiliates of Charles F. Dolan (as defined therein) only if such investment or advance is approved by a special committee of the Board of Directors comprised of non-employee directors; provided that approval by the special committee is not required for any investment or advance that constitutes compensation for services rendered to or on behalf of the Company as determined by the Board of Directors.

     Michael Alpert, Vice Chairman of RME, was the founder and president of Alpert & Associates, a management consulting firm that provided consulting services to our Rainbow DBS business until December 2003. We paid Alpert & Associates $2.4 million in 2003. This consulting arrangement ended in December 2003.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                 AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

BENEFICIAL OWNERSHIP OF STOCK

     This table shows the number and percentage of shares of our Class A Common Stock and our Class B Common Stock that will be owned of record and beneficially at the time of the Distribution by each director and executive officer of the Company named in the summary compensation table. The table also shows the name, address and the number and percentage of shares owned by persons beneficially owning more than five (5%) percent of any class. All information in the table is based upon information available to Cablevision as of September 30, 2004 and is presented as if the Distribution had occurred prior to the dates of ownership information used in the table.

                                                                                          COMBINED VOTING
                                                                                            POWER OF ALL
                                                                                          CLASSES OF STOCK
                                              TITLE OF        BENEFICIAL      PERCENT       BENEFICIALLY
NAME AND ADDRESS                           STOCK CLASS(1)   OWNERSHIP(1)(2)   OF CLASS      OWNED(1)(2)
----------------                           --------------   ---------------   --------   ------------------
Dolan Family Group(3)....................  Class A Stock                         1.4%           75.6%
                                           Class B Stock                         100%
Charles F. Dolan(3)(4)(5)(6)(8)(14)......  Class A Stock                           *            41.0%
  1111 Stewart Avenue                      Class B Stock                        54.2%
  Bethpage, NY 11714
Helen A. Dolan(3)(4)(5)(6)(7)(8)(14).....  Class A Stock                           *            41.0%
  1111 Stewart Avenue                      Class B Stock                        54.2%
  Bethpage, NY 11714
Charles F. Dolan 2001 Family
  Trust(3)(6)............................  Class A Stock                           *             6.6%
  340 Crossways Park Drive                 Class B Stock                         8.7%
  Woodbury, NY 11797
Charles F. Dolan 2004 Grantor Retained
  Annuity Trust(3)(8)....................                                          *             6.2%
  340 Crossways Park Drive                                                       8.2%
  Woodbury, NY 11797
Gabelli Asset Management, Inc.(9)........  Class A Stock                        10.3%            2.5%
GAMCO Investors, Inc.(9)                   Class B Stock                          --
  One Corporate Center
  Rye, NY 10580
Comcast Corporation(10)..................  Class A Stock                        18.8%            4.7%
Comcast Cable Communications Holdings,     Class B Stock                          --
  Inc.(10)
  1500 Market Street
  Philadelphia, PA 19102-2148
Comcast ABB CSC Holdings, Inc.(10)
  1201 North Market Street, Suite 1405
  Wilmington, DE 19801
Goldman Sachs Asset Management,
  L.P.(11)...............................  Class A Stock                         8.6%            2.1%
  32 Old Slip                              Class B Stock                          --
  New York, NY 10005
Capital Group International, Inc.(12)....  Class A Stock                        10.6%            2.6%
Capital Guardian Trust Company(12)         Class B Stock                          --
  11100 Santa Monica Blvd
  Los Angeles, CA 90025

                                                                                          COMBINED VOTING
                                                                                            POWER OF ALL
                                                                                          CLASSES OF STOCK
                                              TITLE OF        BENEFICIAL      PERCENT       BENEFICIALLY
NAME AND ADDRESS                           STOCK CLASS(1)   OWNERSHIP(1)(2)   OF CLASS      OWNED(1)(2)
----------------                           --------------   ---------------   --------   ------------------
Citigroup Inc.(13).......................  Class A Stock                        11.6%            2.9%
  399 Park Avenue                          Class B Stock                          --
  New York, NY 10043
Citigroup Global Markets Inc.(13)
Citigroup Global Markets Holdings
  Inc.(13)
Citigroup Financial Products Inc.(13)
  388 Greenwich Street
  New York, NY 10013
Thomas C. Dolan(3)(14)(15)(24)(36).......  Class A Stock                           *             4.2%
                                           Class B Stock                         5.5%
Joshua W. Sapan(14)......................  Class A Stock                           *               *
                                           Class B Stock
Joseph J. Lhota(14)......................  Class A Stock                           *               *
                                           Class B Stock                           *               *
Michael S. Alpert(14)....................  Class A Stock                           *               *
                                           Class B Stock
All executive officers and directors as a
  group
  (5 persons)(3)(4)(5)(6)(8)(14)(15)
     (24)(36)............................  Class A Stock                            %               %
                                           Class B Stock                            %               %
James L. Dolan(3)(14)(25)(37)(40)(41)....  Class A Stock                           *             4.5%
  1111 Stewart Avenue                      Class B Stock                         5.8%
  Bethpage, NY 11714
Patrick F. Dolan(3)(14)(23)(35)(42)......  Class A Stock                           *             4.1%
  1111 Stewart Avenue                      Class B Stock                         5.4%
  Bethpage, NY 11714
Paul J. Dolan, as trustee(3)(16)(17)(25)
  (26)(27)(28)(29)(31)(32)(37)(38)(39)...  Class A Stock                           *            17.9%
  100 Corporate Place, Suite 150           Class B Stock                        23.8%
  Chardon, OH 44024
Kathleen M. Dolan(3)(17)(26)(27)(28)
  (29)(30)(31)(32).......................  Class A Stock                           *            13.2%
  1111 Stewart Avenue                      Class B Stock                        17.5%
  Bethpage, NY 11714
Mary S. Dolan, as
  trustee(3)(19)(20)(23)(33)(35).........  Class A Stock                           *             8.1%
  300 So. Riverside Plaza, Suite 1480      Class B Stock                        10.8%
  Chicago, IL 60606
Deborah A. Dolan-Sweeney(3)(18)(19)
  (26)(27)(28)(29)(30)(31)(33)...........  Class A Stock                           *            13.2%
  1111 Stewart Avenue                      Class B Stock                        17.5%
  Bethpage, NY 11714
Matthew J. Dolan, as
  trustee(3)(21)(22)(24)(34)(36).........  Class A Stock                           *             8.2%
  231 Main Street                          Class B Stock                        10.8%
  Court House Annex
  Chardon, OH 44024

                                                                                          COMBINED VOTING
                                                                                            POWER OF ALL
                                                                                          CLASSES OF STOCK
                                              TITLE OF        BENEFICIAL      PERCENT       BENEFICIALLY
NAME AND ADDRESS                           STOCK CLASS(1)   OWNERSHIP(1)(2)   OF CLASS      OWNED(1)(2)
----------------                           --------------   ---------------   --------   ------------------
Marianne Dolan Weber(3)(22)(26)(27)
  (28)(29)(30)(31)(34)...................  Class A Stock                           *            13.1%
  1111 Stewart Avenue                      Class B Stock                        17.3%
  Bethpage, NY 11714
Dolan Family LLC(3)(31)..................  Class A Stock                          --             9.0%
  c/o William A. Frewin, Jr.               Class B Stock                        11.9%
  340 Crossways Park Drive
  Woodbury, NY 11797
Lawrence J. Dolan, as trustee(3)(6)......  Class A Stock                          --             6.6%
  100 Corporate Place, Suite 150           Class B Stock                         8.7%
  Suite 150 Chardon, OH 44024

---------------

  *  Less than 1%

 (1) Beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, and relationship or otherwise. Unless indicated, beneficial ownership disclosed consists of sole voting and investment power. Beneficial ownership of Class A Common Stock is exclusive of the shares of Class A Common Stock that are issuable upon conversion of shares of Class B Common Stock.

 (2) Shares of Class B Common Stock are convertible into shares of Class A Common Stock at the option of the holder on a share for share basis. The holder of one share of Class A Common Stock has one vote per share at a meeting of our stockholders and the holder of one share of Class B Common Stock has 10 votes per share at a meeting of our stockholders, except in the separate elections of directors. Holders of Class A Common Stock elect 25% of the Board of Directors and the holders of Class B Common Stock elect the remaining 75% of the Board of Directors.

 (3) Members of the Dolan family have formed a "group" for purposes of Section 13D of the Securities and Exchange Act of 1934. The members of this group (the "Group Members") are: Charles F. Dolan individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 Trust"); Helen A. Dolan, individually and as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Family Trust"); James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6 and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and CFD Trust No. 2; Lawrence J. Dolan, as a Trustee of the 2001 Family Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, CFD Trust No. 1, CFD Trust No. 6 and as Trustee of CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, CFD Trust No. 3 and CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, CFD Trust No. 2 and CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Group Members may be
     deemed to beneficially own an aggregate number of           shares of Class
     A Common Stock as a result of their beneficial ownership of (i) shares of Class Common Stock

     (including shares of restricted stock and           options to purchase
               shares of Class A Common Stock that are           exercisable
     within 60 days of the date of this information statement), and (ii) shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. See footnotes 4, 5, 6, 7, 8 and 14 through 42.

 (4) Includes shares of Class A Common Stock owned by the Dolan Family Foundation, a New York not-for-profit corporation, the sole members of which are Charles F. Dolan and his wife, Helen A. Dolan. Neither Mr. Dolan nor Mrs. Dolan has an economic interest in such shares, but Mr. Dolan and his wife share the ultimate power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mr. Dolan and his wife retain such powers, each of Mr. Dolan and his wife may be deemed to have beneficial ownership thereof. Mr. and Mrs. Dolan disclaim beneficial ownership of the shares owned by the Dolan Family Foundation.

 (5) Does not include an aggregate of shares of Class B Common Stock and shares of Class A Common Stock held directly or indirectly by trusts for the benefit of Dolan family interests (the "Dolan Family Trusts"). Mr. Dolan and his wife disclaim beneficial ownership of the shares owned by the Dolan Family Trusts, in that they have neither voting nor investment power with respect to such shares.

 (6) Includes shares of Class B Common Stock owned by the 2001 Family Trust. The 2001 Family Trust was established on March 23, 2001 by Charles F. Dolan. Mr. Dolan disclaims beneficial ownership of the stock owned by the 2001 Family Trust for the benefit of his descendants, in that he has neither voting nor investment power with respect to such shares. The co-trustees of the 2001 Family Trust are Helen A. Dolan and Lawrence Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the 2001 Family Trust.

 (7) Helen A. Dolan disclaims beneficial ownership of shares of Class A Common Stock, which includes restricted shares, Class A Common Stock issuable upon the exercise of options, which on November 30, 2004 were unexercised but were exercisable within a period of 60 days from that date and shares of Class B Common Stock owned by Charles F. Dolan over which she has no voting or investment power.

 (8) Includes shares of Class B Common Stock owned by the 2004 Trust. The 2004 Trust was established on August 2, 2004 by Charles F. Dolan.

 (9) The Company has been informed that certain operating subsidiaries of Gabelli Asset Management, Inc. ("GAMI") beneficially hold, or exercise investment discretion over various institutional accounts which beneficially held as of February 11, 2004, an aggregate of shares of Class A Common Stock. We have been informed that GAMCO Investors, Inc., an investment advisor registered under the Investment Advisors Act of 1940, as amended, and a wholly-owned subsidiary of GAMI, held sole dispositive power over shares of Class A Common Stock and sole voting power over of Class A Common Stock.

(10) As a result of the merger of AT&T Broadband and Comcast Corporation, the Company has been informed that Comcast Corporation and certain operating subsidiaries beneficially held and shared voting and dispositive power over shares of Class A Common Stock as of December 31, 2003. Includes shares of Class A Common Stock owned by Comcast ABB CSC Holdings, Inc. and shares of Class A Common Stock owned by Comcast ABB CSC II, Inc. In 2001, AT&T Corp. sold shares of Cablevision NY Group Class A Common Stock and Rainbow Media Group Class A Common Stock held by it and, concurrently with those sales, subsidiaries of AT&T, through trusts, sold units of mandatorily exchangeable trust securities exchangeable into shares of Cablevision NY Group Class A Common Stock and Rainbow Media Group Class A Common Stock, respectively. Until termination of the trusts in 2004 and 2005, respectively, AT&T would have continued to beneficially own and vote those shares. Subsidiaries of AT&T had certain rights and obligations relating to Cablevision under Cablevision's stockholders agreement with AT&T, including registration rights. Upon the sale by AT&T of its shares of Class A Common Stock as described above, the stockholders agreement ceased to be effective and will remain ineffective unless Comcast retains ownership of 5% or more of the shares of Class A Common Stock upon termination of the trusts.

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     The Company understands that Comcast has the right to cash settle the prepaid forward contracts under which the trusts agreed to purchase shares of Cablevision NY Group Class A Common Stock and shares of Rainbow Media Group Class A Common Stock. In that event, if certain conditions are satisfied, Comcast would continue to own those shares and may have certain registration rights with respect to those shares under the stockholders agreement.

(11) The Company has been informed that Goldman Sachs Asset Management, L.P., an investment advisor, beneficially held and had sole voting power over shares of Class A Common Stock and had sole dispositive power over shares of Class A Common Stock.

(12) The Company has been informed that Capital Group International, Inc. ("CGII") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over shares of Class A Common Stock. Includes shares resulting from the assumed conversion of shares of the Equity Securities Trust 6.5% Convertible Preferred Security due 11/15/04. CGII does not have investment power or voting power over any of these securities. CGII may be deemed to beneficially own shares of Class A Common Stock. The Company has been informed that Capital Guardian Trust Company is deemed to be the beneficial owner of shares of Class A Common Stock as a result of its serving as the investment manager of various institutional accounts.

(13) The Company has been informed that Citigroup Inc. held shared voting and dispositive power over shares of Class A Common Stock. Includes shares held by Citigroup Global Markets Inc. ("CGM"), Citigroup Financial Products Inc. ("CFP") and Citigroup Global Markets Holdings Inc. ("CGM Holdings"), the assumption of conversion/exercise of certain securities and shares in which Citigroup, Inc. disclaims beneficial ownership. The Company has been informed that CGM exercises investment discretion over various institutional accounts which held shared voting and dispositive power over shares of Class A Common Stock. Includes the assumption of conversion/exercise of certain securities and shares in which CGM disclaims beneficial ownership. The Company has been informed that CFP exercises investment discretion over various institutional accounts which held shared voting and dispositive power over shares of Class A Common Stock. Includes the assumption of conversion/exercise of certain securities and shares in which CFP disclaims beneficial ownership. The Company has been informed that CGM Holdings exercises investment discretion over various institutional accounts which held shared voting and dispositive power over shares of Class A Common Stock. Includes the assumption of conversion/exercise of certain securities and shares in which CGM Holdings disclaims beneficial ownership.

(14) Includes shares of Class A Common Stock issuable upon the exercise of options granted pursuant to the Cablevision Employee Stock Plan which on November 30, 2004, were unexercised but were exercisable within a period of 60 days from that date. These amounts include the following number of shares of Class A Common Stock for the following individuals: Mr. Charles
     F. Dolan; Mr. Thomas Dolan; Mr. Sapan; Mr. Alpert; Mr. James Dolan; Mr. Patrick Dolan; and Mr. Lhota all executive officers and directors of the Company as a group.

(15) Includes shares of Class B Common Stock held by trusts of which Thomas C. Dolan is a contingent beneficiary and a co-trustee, as to which Thomas C. Dolan disclaims beneficial ownership, which shares are also described in footnote (24)(36).

(16) Includes shares of Class A Common Stock over which Paul J. Dolan shares voting and investment power, and 9,336 shares of Class A Common Stock of which Paul J. Dolan is custodian for minor children. Paul J. Dolan disclaims beneficial ownership of the shares he holds as custodian.

(17) Includes shares of Class B Common Stock owned by the DC Kathleen Trust of which Kathleen M. Dolan is a contingent beneficiary and a co-trustee with Paul J. Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the DC Kathleen Trust.

(18) Includes restricted shares of Class A Common Stock and shares of Class A Common Stock issuable upon the exercise of options granted pursuant to the Company's Employee Stock Plan, which on November 30, 2004, were unexercised but were exercisable within a period of 60 days from that date owned directly by her husband, Brian G. Sweeney. Mrs. Dolan-Sweeney disclaims beneficial

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     ownership of the stock beneficially owned by her husband, in that she has neither voting nor investment power with respect to such shares.

(19) Includes shares of Class B Common Stock owned by the DC Deborah Trust of which Deborah A. Dolan-Sweeney is a contingent beneficiary and a co-trustee with Mary S. Dolan. Each of the Trustees disclaims beneficial ownership of the shares owned by the DC Deborah Trust.

(20) Includes shares of Class A Common Stock over which Mary S. Dolan shares voting and investment power.

(21) Includes shares of Class A Common Stock over which Matthew J. Dolan shares voting and investment power.

(22) Includes shares of Class B Common Stock owned by the DC Marianne Trust of which Marianne Dolan Weber is a contingent beneficiary and a co-trustee with Matthew J. Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the DC Marianne Trust.

(23) Includes shares of Class B Common Stock owned by the DC Patrick Trust, the co-trustees of which are Patrick F. Dolan and Mary S. Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the DC Patrick Trust.

(24) Includes shares of Class B Common Stock owned by the DC Thomas Trust, the co-trustees of which are Thomas C. Dolan and Matthew J. Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the DC Thomas Trust.

(25) Includes shares of Class B Common Stock owned by the DC James Trust, the co-trustees of which are James L. Dolan and Paul J. Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the DC James Trust.

(26) Includes shares of Class B Common Stock owned by the Dolan Descendants Trust, the co-trustees of which are Paul J. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. Each of the trustees disclaims beneficial ownership of the shares owned by the Dolan Descendants Trust.

(27) Includes shares of Class B Common Stock owned by the Dolan Progeny Trust, the co-trustees of which are Paul J. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. Each of the trustees disclaims beneficial ownership of the shares owned by the Dolan Progeny Trust.

(28) Includes shares of Class B Common Stock owned by the Dolan Grandchildren Trust, the co-trustees of which are Paul J. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. Each of the trustees disclaims beneficial ownership of the shares owned by the Dolan Grandchildren Trust.

(29) Includes shares of Class B Common Stock owned by the Dolan Spouse Trust, the co-trustees of which are Paul J. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. Each of the trustees disclaims beneficial ownership of the shares owned by the Dolan Spouse Trust.

(30) Does not include shares of Class A Common Stock owned by the Dolan Children's Foundation, a New York not-for-profit corporation, the sole directors of which are Marianne Dolan Weber, Kathleen M. Dolan and Deborah
     A. Dolan-Sweeney. None of the directors has an economic interest in such shares, but each director shares the ultimate power to vote and dispose of such shares. Each of the members disclaims beneficial ownership of the shares owned by the Dolan Children's Foundation.

(31) Includes shares of Class B Common Stock owned by Dolan Family LLC, a Delaware limited liability company, the members of which are four Dolan family trusts, the co-trustees of which are Paul J. Dolan, Marianne Dolan Weber, Kathleen M. Dolan and Deborah A. Dolan-Sweeney. Each of the trustees disclaims beneficial ownership of the shares owned by the Dolan Family LLC. The Dolan Family LLC has no voting power and shares investment power over the shares of Class B Common Stock owned by it.

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(32) Includes shares of Class B Common Stock owned by the CFD Trust No. 1, the co-trustees of which are Kathleen M. Dolan and Paul J. Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the CFD Trust No. 1.

(33) Includes shares of Class B Common Stock owned by the CFD Trust No. 2, the co-trustees of which are Deborah A. Dolan-Sweeney and Mary S. Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the CFD Trust No. 2.

(34) Includes shares of Class B Common Stock owned by the CFD Trust No. 3, the co-trustees of which are Marianne Dolan Weber and Matthew J. Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the CFD Trust No. 3.

(35) Includes shares of Class B Common Stock owned by the CFD Trust No. 4, the co-trustees of which are Patrick F. Dolan-Sweeney and Mary S. Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the CFD Trust No. 4.

(36) Includes shares of Class B Common Stock owned by the CFD Trust No. 5, the co-trustees of which are Thomas C. Dolan and Matthew J. Dolan. Each of the trustees disclaims beneficial ownership of the shares owned by the CFD Trust No. 5.

(37) Includes shares of Class B Common Stock owned by the CFD Trust No. 6, the co-trustees of which are James L. Dolan and Paul J. Dolan. Each of the Trustees disclaims beneficial ownership of the shares owned by the CFD Trust No. 6.

(38) Includes shares of Class B Common Stock and shares of Class A Common Stock owned by CFD Trust #10 for which Paul J. Dolan serves as Trustee and, in such capacity, exercises sole voting power and dispositive power with respect to such shares. Paul J. Dolan disclaims beneficial ownership of the shares owned by this trust.

(39) Includes shares of Class B Common Stock and shares of Class A Common Stock owned by a trust for the benefit of a member of Charles F. Dolan's family for which Paul J. Dolan serves as Trustee and, in such capacity, exercises sole voting power and dispositive power with respect to such shares. Paul
     J. Dolan disclaims beneficial ownership of the shares owned by this trust.

(40) Includes restricted shares of Class A Common Stock and Class A Common Stock issuable upon the exercise of options granted pursuant to Cablevision's Employee Stock Plan, which on September 30, 2004, were unexercised but were exercisable within a period of 60 days from that date owned directly by his wife, Kristen Dolan. Mr. Dolan disclaims beneficial ownership of the stock beneficially owned by his wife, in that he has neither voting nor investment power with respect to such shares.

(41) Includes shares of Class B Common Stock owned by trusts for minor children and shares of Class A Common Stock of which James L. Dolan is custodian for a minor child, each of which James L. Dolan disclaims beneficial ownership. Also includes shares of Class B Common Stock held by trusts of which James
     L. Dolan is a contingent beneficiary and a co-trustee, as to which James L. Dolan disclaims beneficial ownership, which shares are also described in footnote (25)(37).

(42) Includes shares of Class B Common Stock owned by a trust for a minor child as to which Patrick F. Dolan disclaims beneficial ownership. Also includes shares of Class B Common Stock held by trusts of which Patrick F. Dolan is a contingent beneficiary and co-trustee, as to which Patrick F. Dolan disclaims beneficial ownership, which shares are also described in footnote
     (23)(35).

     Charles F. Dolan, members of his family and certain related family entities, by virtue of their ownership of Class B Common Stock, are able collectively to control stockholder decisions on matters in which holders of Class A Common Stock and Class B Common Stock vote together as a class, and to elect up to 75% of the Company's Board of Directors. Charles F. Dolan, members of the Dolan family and certain related family entities entered into a Stockholders Agreement which has the effect of causing the voting power of these Class B stockholders to be cast as a block with respect to the election of directors and change of control transactions. A purpose of this agreement is to consolidate the Dolan family control of the Company.

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REGISTRATION RIGHTS

     Charles F. Dolan, certain Dolan family interests and the Dolan Family Foundation have the right to require us to register, at any time prior to the death of both Mr. Dolan and his wife, the shares of Class A Common Stock held by them provided that the shares requested to be registered shall have an aggregate market value of at least $3,000,000. There is no limitation on the number or frequency of the registrations that such parties can demand pursuant to the preceding sentence. After the death of both Mr. Dolan and his wife, such parties will be permitted one additional registration. In addition, we have granted such parties "piggyback" rights pursuant to which they may require us to register their holdings of Class A Common Stock on any registration statement under the Securities Act with respect to an offering by us or any security holder thereof (other than a registration statement on Form S-8 and S-4 or any successor form thereto).

     The demand and "piggyback" registration rights referred to above are subject to certain limitations, which are intended to prevent undue interference with the our ability to distribute securities.

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                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales or the availability for sale of substantial amounts of our Class A Common Stock in the public market could adversely affect the prevailing market price for our Class A Common Stock. Upon completion of the Distribution, we will
have outstanding an aggregate of           shares of our Class A Common Stock
and           shares of our Class B Common Stock based upon the shares of
Cablevision common stock outstanding as of           , 2004, excluding treasury
stock and assuming no exercise of outstanding options. All of the shares of Class A Common Stock will be freely tradeable without restriction or further registration under the Securities Act unless the shares are owned by our "affiliates" as that term is defined in the rules under the Securities Act. Shares held by "affiliates" may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our Employee Stock Plan. As described under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters -- Registration Rights" certain parties have registration rights with respect to our common stock.

RULE 144

     In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares of Class A Common Stock that does not exceed the greater of:

     - one percent of the number of shares of our Class A Common Stock then outstanding; or

     - the average weekly trading volume of our Class A Common Stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and to the availability of current public information about us. Affiliates will not be eligible to sell shares in reliance on Rule 144 until 90 days following the effectiveness of the Form 10 registration statement of which this information statement forms a part.

EMPLOYEE STOCK AWARDS

     There will be outstanding immediately following the Distribution options
covering approximately           million shares of our Class A Common Stock and
we will issue approximately           million shares of restricted Class A
Common Stock, all in respect of previously outstanding awards by Cablevision. In addition, we anticipate granting stock options, stock appreciation rights and making other equity based awards to our employees in the future. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our Employee Stock Plan, including the options, rights and restricted share awards that were granted in connection with the Distribution. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

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                          DESCRIPTION OF CAPITAL STOCK

     We are currently authorized to issue 1,000 shares of common stock. Prior to the Distribution we will amend our certificate of incorporation to provide
authorization for us to issue           shares of capital stock, of which shares
are Class A Common Stock, par value $.01 per share, shares are Class B Common
Stock, par value $.01 per share, and           shares are Preferred Stock, par
value $.01 per share. The amended certificate of incorporation will provide that our common stock and preferred stock will have the rights described below.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

  VOTING

     Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class, except for the election of directors and as otherwise set forth below. With respect to the election of directors, holders of Class A Common Stock will vote together as a separate class and be entitled to elect 25% of the total number of directors constituting the whole Board of Directors and, if such 25% is not a whole number, then the holders of Class A Common Stock, voting together as a separate class, will be entitled to elect the nearest higher whole number of directors that is at least 25% of the total number of directors. Holders of Class B Common Stock, voting together as a separate class, will be entitled to elect the remaining directors.

     If, however, on the record date for any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class A Common Stock is less than 10% of the total number of outstanding shares of both classes of common stock, the holders of Class A Common Stock and Class B Common Stock will vote together as a single class with respect to the election of directors and the holders of Class A Common Stock will not have the right to elect 25% of the total number of directors but will have one vote per share for all directors and the holders of Class B Common Stock will have ten votes per share for all directors. (On the date of the Distribution, we anticipate that the number of outstanding shares of Class A Common Stock will represent approximately 75% of the total number of outstanding shares of both classes of common stock.)

     If, on the record date for any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class B Common Stock is less than 12 1/2% of the total number of outstanding shares of both classes of common stock, then the holders of Class A Common Stock, voting as a separate class, would continue to elect a number of directors equal to 25% of the total number of directors constituting the whole Board of Directors and, in addition, would vote together with the holders of Class B Common Stock, as a single class, to elect the remaining directors to be elected at such meeting, with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to ten votes per share.

     In addition, the affirmative vote or consent of the holders of at least
66 2/3% of the outstanding shares of Class B Common Stock, voting separately as a class, is required for the authorization or issuance of any additional shares of Class B Common Stock and for any amendment, alteration or repeal of any provisions of our certificate of incorporation which would affect adversely the powers, preferences or rights of the Class B Common Stock. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the common stock. Our certificate of incorporation does not provide for cumulative voting.

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CONVERSIONS

     The Class A Common Stock has no conversion rights. The Class B Common Stock is convertible into Class A Common Stock in whole or in part at any time and from time to time on the basis of one share of Class A Common Stock for each share of Class B Common Stock.

  DIVIDENDS

     Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends equally on a per share basis if and when such dividends are declared by the Board of Directors from funds legally available therefor. No dividend may be declared or paid in cash or property or shares of either Class A Common Stock or Class B Common Stock unless the same dividend is paid simultaneously on each share of the other class of common stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same dividend on a percentage basis (payable in shares of or securities convertible to shares of Class A Common Stock and other securities of us or any other person) as holders of Class B Common Stock receive (payable in shares of or securities convertible into shares of Class A Common Stock, shares of or securities convertible into shares of Class B Common Stock and other securities of us or any other person). The distribution of shares or other securities of the Company or any other person to common stockholders is permitted to differ to the extent that the common stock differs as to voting rights and rights in connection to certain dividends.

  LIQUIDATION

     Holders of Class A Common Stock and Class B Common Stock share with each other on a ratable basis as a single class in the net assets available for distribution in respect of Class A Common Stock and Class B Common Stock in the event of a liquidation.

  OTHER TERMS

     Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed, except as expressly provided in the Certificate of Incorporation, unless the other class of common stock is subdivided, consolidated, reclassified or otherwise changed at the same time, in the same proportion and in the same manner.

     In any merger, consolidation or business combination, the consideration to be received per share by holders of either Class A Common Stock or Class B Common Stock must be identical to that received by holders of the other class of common stock, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights only to the extent that voting rights now differ between Class A Common Stock and Class B Common Stock.

  TRANSFER AGENT

     The transfer agent and registrar for the Class A Common Stock is Mellon Investor Services.

PREFERRED STOCK

     Under our certificate of incorporation, our Board of Directors is authorized, without further stockholder action to provide for the issuance of up to shares of preferred stock in one or more series. The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by the Board of Directors pursuant to a certificate of designations. There will be no shares of our preferred stock outstanding at the time of the Distribution.

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                                INDEMNIFICATION
                           OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

     Our certificate of incorporation, as amended prior to the Distribution, will provide that each person who was or is made or is threatened to be made a party to any action or proceeding by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation will also specifically authorize us to maintain insurance and to grant similar indemnification rights to our employees or agents.

     We will provide, consistent with the Delaware General Corporation Law, in our certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - payments of unlawful dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     The Distribution Agreement between us and Cablevision provides for indemnification by us of Cablevision and its directors, officers and employees and by Cablevision of us and our directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934.

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                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement under the Securities Exchange Act and the rules and regulations promulgated under the Securities Exchange Act with respect to the shares of our Class A Common Stock being distributed to Cablevision stockholders in the Distribution. This information statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this information statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our Class A Common Stock, we refer you to the registration statement, including the exhibits and the schedules filed as a part of it.

     We intend to furnish the holders of our Class A Common Stock with annual reports and proxy statements containing financial statements audited by an independent public accounting firm and file with the Securities and Exchange Commission quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

     The registration statement of which this information statement forms a part and its exhibits and schedules, and other documents which we file with the Securities and Exchange Commission can be inspected and copied at, and copies can be obtained from, the Securities and Exchange Commission's public reference room. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, our Securities and Exchange Commission filings are available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

     Information that we file with the Securities and Exchange Commission after the date of this information statement may supersede the information in this information statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

     No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

                        RAINBOW MEDIA ENTERPRISES, INC.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

COMBINED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND
  2003 AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER
  31, 2003
Report of Independent Registered Public Accounting Firm.....   F-2
Combined Balance Sheets as of December 31, 2003 and 2002....   F-3
Combined Statements of Operations for the Years Ended
  December 31, 2003, 2002 and 2001..........................   F-4
Combined Statements of Group Equity for the Years Ended
  December 31, 2003, 2002 and 2001..........................   F-5
Combined Statements of Cash Flows for the Years Ended
  December 31, 2003, 2002 and 2001..........................   F-6
Notes to Combined Financial Statements......................   F-7
Schedule II -- Valuation and Qualifying Accounts............  F-31

CONDENSED COMBINED FINANCIAL STATEMENTS AS OF JUNE 30, 2004
  AND 2003 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30,
  2004 AND JUNE 30, 2003 (UNAUDITED)
Condensed Combined Balance Sheets as of June 30, 2004 and
  December 31, 2003.........................................  F-32
Condensed Combined Statements of Operations for the Three
  and Six Months Ended June 30, 2004 and 2003...............  F-33
Condensed Combined Statements of Cash Flows for the Six
  Months Ended June 30, 2004 and 2003.......................  F-34
Notes to Unaudited Condensed Combined Financial
  Statements................................................  F-35

WHEN THE TRANSACTIONS REFERRED TO IN NOTE 1 OF THE NOTES TO THE ACCOMPANYING COMBINED FINANCIAL STATEMENTS HAVE BEEN CONSUMMATED, WE, KPMG LLP, EXPECT TO BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Rainbow Media Enterprises, Inc.:

     We have audited the accompanying combined balance sheets of Rainbow Media Enterprises, Inc. and subsidiaries (a combination of certain businesses and assets of Cablevision Systems Corporation, as described in Note 1) as of December 31, 2003 and 2002, and the related combined statements of operations, group equity and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the combined financial statements, we also audited the combined financial statement schedule. These combined financial statements and the accompanying combined financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and the combined financial statement schedule based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Rainbow Media Enterprises, Inc. has been operated as an integral part of Cablevision. As described in Notes 1 and 8, these combined financial statements have been derived from the consolidated financial statements and accounting records of Cablevision and reflect certain assumptions and allocations. The financial position, results of operations and cash flows of Rainbow Media Enterprises, Inc. could differ from those that might have resulted had Rainbow Media Enterprises, Inc. been operated autonomously or as an entity independent of Cablevision.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Rainbow Media Enterprises, Inc. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related combined financial statement schedule referred to above, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     As discussed in Note 1 to the combined financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

Melville, New York
          , 2004

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

                            COMBINED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2003         2002
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
                                       ASSETS
Current Assets:
  Cash and cash equivalents.................................  $    3,743   $   35,782
  Trade accounts receivable (less allowance for doubtful
     accounts of $7,130 and $16,725)........................      87,854       72,273
  Accounts receivable-affiliates, net.......................       4,236        4,121
  Feature film inventory, net...............................      91,859       66,045
  Note receivable -- affiliates.............................          --       90,178
  Prepaid expenses and other current assets.................      25,485       32,747
  Deferred tax asset, net...................................       8,449        8,886
                                                              ----------   ----------
     Total current assets...................................     221,626      310,032
Notes, other receivables and other long-term assets.........      28,702        6,019
Property and equipment, net.................................     411,687      345,060
Long-term feature film inventory, net.......................     302,860      231,879
Deferred carriage fees, net.................................      99,231      116,341
Affiliation agreements, net of accumulated amortization of
  $175,951 and $134,097.....................................     421,205      135,125
Excess costs over fair value of net assets acquired.........      81,691       75,628
Other intangibles, net of accumulated amortization of
  $13,170 and $6,644........................................      88,020       19,937
                                                              ----------   ----------
                                                              $1,655,022   $1,240,021
                                                              ==========   ==========

                        LIABILITIES AND COMBINED GROUP EQUITY
Current Liabilities:
  Accounts payable..........................................  $   53,625   $   19,234
  Accrued expenses..........................................      27,934       23,337
  Accrued employee related costs............................      15,715       16,453
  Accounts payable to affiliates, net.......................     308,194      491,923
  Feature film rights payable, current......................      80,494       66,070
  Deferred revenue, current.................................       2,996        1,126
  Current portion of capital lease obligations..............       3,142        3,008
                                                              ----------   ----------
     Total current liabilities..............................     492,100      621,151
                                                              ----------   ----------
Long-term liabilities:
  Feature film rights payable, long-term....................     239,817      172,475
  Deferred revenue..........................................         168          195
  Deferred tax liability, net...............................     110,098       98,536
  Capital lease obligations, long-term......................       2,926        6,068
  Other long-term liabilities...............................      17,317       17,769
                                                              ----------   ----------
     Total liabilities......................................     862,426      916,194
                                                              ----------   ----------
Minority interest...........................................          --       74,621
                                                              ----------   ----------
Commitments and contingencies
Group equity:
  Paid-in capital (deficit).................................     571,063       (9,681)
  Retained earnings.........................................     221,533      258,887
                                                              ----------   ----------
  Combined group equity.....................................     792,596      249,206
                                                              ----------   ----------
                                                              $1,655,022   $1,240,021
                                                              ==========   ==========

            See accompanying notes to combined financial statements.

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

                       COMBINED STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                2003       2002       2001
                                                              --------   --------   ---------
                                                                  (DOLLARS IN THOUSANDS,
                                                                 EXCEPT PER SHARE AMOUNTS)
Revenues, net...............................................  $553,140   $483,012   $ 398,009
                                                              --------   --------   ---------
Expenses:
  Technical and operating (excluding depreciation and
     amortization)..........................................   286,887    227,736     202,126
  Selling, general and administrative.......................   224,570    147,225     130,067
  Other operating income....................................    (4,261)        --          --
  Restructuring charges (credits)...........................      (141)    (8,262)     15,170
  Depreciation, amortization and other......................    78,883     33,686     135,048
                                                              --------   --------   ---------
                                                               585,938    400,385     482,411
                                                              --------   --------   ---------
     Operating income (loss)................................   (32,798)    82,627     (84,402)
                                                              --------   --------   ---------
Other income (expense):
  Interest expense..........................................   (12,896)   (10,751)    (17,180)
  Interest income...........................................     2,728      3,074       4,523
  Equity in net loss of affiliate...........................        --       (602)    (16,563)
  Write-off of deferred financing costs.....................      (388)    (1,870)     (1,053)
  Gain on sale of programming assets........................        --         --     490,213
  Minority interest.........................................   (17,215)   (21,671)    (14,028)
  Miscellaneous, net........................................      (243)      (145)       (533)
                                                              --------   --------   ---------
                                                               (28,014)   (31,965)    445,379
                                                              --------   --------   ---------
Income (loss) before income taxes...........................   (60,812)    50,662     360,977
     Income tax benefit (expense)...........................    23,458    (20,015)   (109,215)
                                                              --------   --------   ---------
Net income (loss)...........................................  $(37,354)  $ 30,647   $ 251,762
                                                              ========   ========   =========
INCOME (LOSS) PER SHARE:
Basic net income (loss) per share...........................
                                                              ========   ========   =========
Basic weighted average common shares (in thousands).........
                                                              ========   ========   =========
Diluted net income (loss) per share.........................
                                                              ========   ========   =========
Diluted weighted average common shares (in thousands).......

            See accompanying notes to combined financial statements.

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

                      COMBINED STATEMENTS OF GROUP EQUITY

                                                                        RETAINED
                                                           PAID-IN      EARNINGS       COMBINED
                                                           CAPITAL    (ACCUMULATED   GROUP EQUITY
                                                          (DEFICIT)     DEFICIT)     (DEFICIENCY)
                                                          ---------   ------------   ------------
                                                                  (DOLLARS IN THOUSANDS)
Balance, January 1, 2001................................  $(170,375)    $(23,522)     $(193,897)
  Push down of additional Cablevision basis.............     38,473           --         38,473
  Conversion of affiliate payables......................     15,248           --         15,248
  Capital contributions.................................     84,691           --         84,691
  Capital distributions.................................     (7,647)          --         (7,647)
  Reclassification of minority interest.................    (52,205)          --        (52,205)
  Net income............................................         --      251,762        251,762
                                                          ---------     --------      ---------
Balance, December 31, 2001..............................    (91,815)     228,240        136,425
  Capital contributions.................................     82,876           --         82,876
  Capital distributions.................................   (104,268)          --       (104,268)
  Push down of additional Cablevision basis.............    103,526           --        103,526
  Net income............................................         --       30,647         30,647
                                                          ---------     --------      ---------
Balance, December 31, 2002..............................     (9,681)     258,887        249,206
  Capital contributions.................................     47,900           --         47,900
  Capital distributions.................................   (343,673)          --       (343,673)
  Reclassification of minority interest.................     81,836           --         81,836
  Push down of additional Cablevision basis.............    415,661           --        415,661
  Conversion of affiliate payable.......................    379,020           --        379,020
  Net loss..............................................         --      (37,354)       (37,354)
                                                          ---------     --------      ---------
Balance, December 31, 2003..............................  $ 571,063     $221,533      $ 792,596
                                                          =========     ========      =========

            See accompanying notes to combined financial statements.

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2003        2002        2001
                                                              ---------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
Net income (loss)...........................................  $ (37,354)  $  30,647   $ 251,762
Adjustments to reconcile net income (loss) to cash flows
  from operating activities:
  Depreciation and amortization.............................     78,883      33,686     135,048
  CSC stock compensation plan expense (benefit)
     allocations............................................      5,815      (3,186)     (5,981)
  Gain on sale of programming assets........................         --          --    (490,213)
  Minority interest.........................................     17,215      21,671      14,028
  Amortization of feature film inventory....................     76,480      56,335      50,371
  Write-off of feature film inventory.......................     17,910       1,938       1,300
  Amortization of deferred carriage fees....................     16,246      15,446       5,046
  Amortization and write-off of deferred financing and other
     costs..................................................        622       2,406       1,595
  Equity in net loss of affiliate...........................         --         602      16,563
  Deferred income taxes.....................................     14,422     (10,025)     52,001
  Changes in assets and liabilities, net of effects of
     acquisitions and dispositions:
     Trade accounts receivable, net.........................    (15,581)    (14,687)    (19,798)
     Accounts receivable-affiliates, net....................       (115)     (1,591)     12,980
     Prepaid expenses and other assets......................    (15,085)    (23,489)     (3,245)
     Feature film inventory.................................   (191,185)    (57,759)    (31,729)
     Deferred carriage fees.................................        864     (14,239)   (108,952)
     Accounts payable and accrued expenses..................     36,426     (11,749)     11,818
     Accounts payable-affiliates, net.......................    156,572     170,580     109,361
     Feature film rights payable............................     81,766      10,633     (24,951)
     Deferred revenue.......................................      1,843         (27)        461
     Other long-term liabilities............................       (889)     19,244       2,881
                                                              ---------   ---------   ---------
       Net cash provided by (used in) operating
        activities..........................................    244,855     226,436     (19,654)
                                                              ---------   ---------   ---------
Cash flows from investing activities:
  Proceeds from sale of equipment...........................     10,245      15,300       2,565
  Additions to other intangible assets......................       (491)         --          --
  Increase in investment in affiliate.......................         --      (1,926)    (16,869)
  Note receivable-affiliate.................................     58,178     (35,309)    (53,394)
  Capital expenditures......................................    (92,915)   (122,901)    (13,724)
                                                              ---------   ---------   ---------
       Net cash used in investing activities................    (24,983)   (144,836)    (81,422)
                                                              ---------   ---------   ---------
Cash flows from financing activities:
  Capital contributions (distributions), net................   (272,952)    (72,043)     18,733
  Distributions to minority interests.......................    (10,000)    (23,000)         --
  Proceeds from bank debt...................................     35,000          --          --
  Proceeds from sale of member's interest...................         --          --     495,000
  Additions to deferred costs...............................       (951)     (1,464)         --
  Repayment of bank debt....................................         --          --    (359,322)
  Principal payments on capital lease obligations...........     (3,008)     (2,723)     (2,465)
                                                              ---------   ---------   ---------
       Net cash provided by (used in) financing
        activities..........................................   (251,911)    (99,230)    151,946
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........    (32,039)    (17,630)     50,870
Cash and cash equivalents at beginning of year..............     35,782      53,412       2,542
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year....................  $   3,743   $  35,782   $  53,412
                                                              =========   =========   =========

            See accompanying notes to combined financial statements.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND LIQUIDITY

  NATURE OF OPERATIONS

     Rainbow Media Enterprises, Inc. (the "Company"), formerly American Movie Classics Holding Corporation, represents a combination of certain businesses and assets, owned by and operated as integral parts of Cablevision Systems Corporation ("Cablevision"), consisting of:

     - Rainbow DBS Company LLC ("Rainbow DBS"), a direct broadcast satellite provider;

     - American Movie Classics ("AMC"), WE: Women's Entertainment ("WE") and The Independent Film Channel ("IFC"), nationally distributed 24-hour entertainment services (following the distribution, these businesses will comprise Rainbow National Services);

     - Mag Rack, Sportskool, IFC Films On Demand, Uncensored On Demand and World Picks, which develop niche audience programming for video-on-demand (VOD) and subscription video-on-demand (SVOD) services;

     - Rainbow HD Holdings, which owns and operates a suite of 21 high definition channels currently carried by Rainbow DBS;

     - IFC Productions, IFC Entertainment, IFC Films, IFC Theaters and Rainbow Film Holdings, which produce, license, exhibit and distribute independent films;

     - Rainbow Network Communications ("RNC"), a full service network programming origination and distribution company; and

     - Rainbow Cinemas, doing business as Clearview Cinemas, which operates a chain of 54 movie theaters.

     Cablevision has announced its intention to distribute the businesses and assets included in the Company to form Rainbow Media Enterprises. Immediately prior to the distribution, Rainbow Media Enterprises will be a wholly-owned subsidiary of Rainbow Media Holdings, LLC, which is a wholly-owned subsidiary of CSC Holdings, Inc., itself a wholly-owned subsidiary of Cablevision. In connection with the distribution, Cablevision will contribute certain businesses and assets to Rainbow Media Enterprises through a series of intercorporate mergers. The Company will own these businesses and assets and will become a public company on the date of the distribution. Following the distribution, CSC Holdings, Inc. and Rainbow Media Holdings LLC will remain as subsidiaries of Cablevision. Rainbow Media Enterprises' shares of Class A Common Stock are expected to be listed on the New York Stock Exchange. Holders of record of Cablevision NY Group Class A Common Stock as of the close of business on the record date, will receive one share of Rainbow Media Enterprises Class A Common Stock for a specified number of shares of Cablevision NY Group Class A Common Stock held. Holders of record of Cablevision NY Group Class B Common Stock as of the close of business on the record date will receive one share of Rainbow Media Enterprises Class B Common Stock for a specified number of shares of Cablevision NY Group Class B Common Stock held. The Company is expected to distribute the assets of one of Rainbow Cinemas' theaters to Cablevision prior to the date of the distribution and will be accounted for as an equity contribution equal to the carrying value of the net liabilities specifically attributable to this theater.

     Historically, the Company has not prepared separate financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP") in the ordinary course of operations. However, these combined financial statements were prepared in accordance with GAAP for purposes of this filing, and have been derived from the consolidated financial statements and accounting records of Cablevision. The accompanying combined financial statements are intended to reflect the assets, liabilities, revenues and expenses of the Company as if it were a separate entity for all periods presented.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  LIQUIDITY

     At December 31, 2003, the Company has reported current assets of $221,626 and current liabilities of $492,100. Current liabilities includes $308,194 of accounts payable to affiliates, net. As described in Note 16, a significant portion of this balance has been or will be contributed to equity prior to the spin off.

     The Company's Rainbow Programming segment, specifically the Company's AMC, WE and IFC subsidiaries, serve as the primary funding source. All of the common equity interests in AMC, WE and IFC are owned by the Company's subsidiary, Rainbow National Services LLC. Through free cash flow from operations and borrowings, Rainbow National Services will provide cash distributions to the Company, subject to applicable covenants and limitations contained in its financing agreements. The Company will utilize these distributions to fund corporate capital and expenses and to invest in the Rainbow DBS business and in other developing Rainbow Programming businesses. Rainbow Cinemas' cash requirements are generally funded through cash from its own operations.

  RAINBOW NATIONAL SERVICES FINANCING

     Rainbow National Services holds all of the common equity interests in AMC, WE and IFC and is the borrower on a $950,000 senior secured credit facility and the issuer of $800,000 of senior and senior subordinated notes. The secured credit facility consists of a $600,000 term loan and a $350,000 revolving credit facility, which was undrawn on August 20, 2004. The credit facility is secured by the assets and stock of RNS and its subsidiaries and guaranteed by AMC, WE and IFC as well as Rainbow Programming Holdings LLC, Rainbow National Services' parent company. Financial covenants include a limitation on the maximum total debt and senior debt as a multiple of annualized cash flow that can be incurred, the ratio of trailing six-month cash flow to interest expense, and the ratio of annualized cash flow to debt service (all as defined in the credit agreement), as well as restrictions on distributions, additional indebtedness, and liens. The maximum total leverage ratio as per the credit facility is 6.75 times the cash flow (as defined) of AMC, IFC and WE through 2006.

     The notes issued by Rainbow National Services consist of $300,000 of 8 3/4% senior notes due September 1, 2012 and $500,000 of 10 3/8% senior subordinated notes due September 1, 2014. The notes are guaranteed by substantially all of the Rainbow National Services' subsidiaries and contain covenants limiting, among other things, the amount of additional indebtedness that Rainbow National Services may incur, distributions and investments, and the ability to incur liens.

     On August 20, 2004, approximately $1,366,100 of the net proceeds of the financings were distributed to the Company and the Company distributed approximately $704,900 to Rainbow Media Holdings in order to repay all outstanding indebtedness and terminate its existing financing arrangements. The balance of the distribution of approximately $661,200 will be held by the Company and invested over time to fund the cash requirements of certain of the Company's subsidiaries, primarily Rainbow DBS, and to a lesser extent, certain other developing Rainbow Programming businesses. This distributed cash is projected to provide sufficient cash to fund their requirements through the end of 2005 (excluding any capital expenditures with respect to the Ku-band, Ka-band and MVDDS authorizations).

     On August 20, 2004, American Movie Classics Company LLC issued 3,500,000 Redeemable Preferred Membership Interests with an aggregate liquidation preference of $350,000 to Rainbow Media Holdings. Rainbow Media Holdings expected to transfer these interests to Cablevision at the time of the Distribution. The Redeemable Preferred Membership Interests of American Movie Classics Company LLC were expected to be entitled to semiannual distributions at an annual rate to be determined, which would not exceed 13.5%. Distributions were expected to be payable commencing on the date of the Distribution, at the option of the issuer, in cash or additional interests until August 20, 2016 and in cash from and after that date. The terms of the Rainbow National Services senior secured credit facility restrict American Movie Classics' ability to pay such distributions in cash through maturity of the credit facility.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

The interests were required to be redeemed on August 20, 2024 at the liquidation preference; and were subject to redemption at the option of the holder upon a change in control of American Movie Classics LLC Company at 101% of the liquidation preference together, in the case of any redemption, with accrued and unpaid distributions through the redemption date.

     On November 5, 2004 the Board of Directors of Cablevision decided to modify the terms of the Distribution to eliminate the retained redeemable preferred membership interest in AMC LLC. This decision was made in light of expected increases in our financing requirements. The elimination will be accomplished by having the redeemable preferred membership interests recontributed to a subsidiary of ours and converted back to common membership interest in AMC LLC prior to the Distribution.

  RAINBOW PROGRAMMING

     Rainbow National Services generates net free cash flow from operations and as such has limited borrowing requirements. The other Rainbow Programming businesses, principally the on-demand services and the VOOM channels, require funding. It is expected that a portion of the distributions to the Company from the proceeds of the Rainbow National Services financing will be invested in Rainbow Programming to provide funding to certain of its subsidiaries through the end of 2005.

  RAINBOW DBS

     Our Rainbow DBS business launched service in October 2003. It has significant cash requirements and has limited access to funding. Funding needs for Rainbow DBS in 2004, which include capital expenditures of approximately $111,200; the acquisition of additional frequencies, including the investment in DTV Norwich for its acquisition of MVDDS licenses of approximately $90,200; operating losses; and funds required to develop its proprietary VOOM HD programming channels of approximately $100,900, are expected to total approximately $476,700. Prior to the completion of the debt financings described above on August 20, 2004, the cash requirements of Rainbow DBS were funded by Cablevision and its subsidiary, Rainbow Media Holdings. By that date, Cablevision had contributed to Rainbow DBS in 2004 approximately $237,200 and Rainbow Media Holdings had contributed approximately $46,600 and provided $21,000 in letters of credit under its credit facility. A significant portion of the proceeds from the Rainbow National Services debt financing are expected to be invested in Rainbow DBS and are expected to be sufficient to fund its cash requirements through the end of 2005. Additional investments in Rainbow DBS above the proceeds from the Rainbow National Services debt financings are subject to receipt of distributions from Rainbow National Services, which are subject to limitations contained in its financing agreements.

     Rainbow DBS does not currently have any funding available for the construction and launch of the five Ka-band satellites for which Rainbow DBS has FCC authorization or the two Ku-band satellites necessary to exploit the Ku-band DBS frequencies for which Rainbow DBS was the high bidder at a July, 2004 FCC auction, or for the build-out of the infrastructure to exploit the MVDDS licenses acquired from DTV Norwich. We do not have a cost estimate or time frame for the build-out of the MVDDS infrastructure. We expect to use a portion of the proceeds from the August 2004 Rainbow National Services debt financings or borrowings under the revolving credit facility of Rainbow National Services to pay for the early stage development costs for these projects but we do not currently have any funding available to construct and launch the Ka-band or Ku-band satellites or to build-out the MVDDS infrastructure and there can be no assurance that we will be able to obtain any funding for these purposes. It is possible that funding might come from, among other sources, (i) vendor or other third party financing; (ii) the proceeds from the August 2004 Rainbow National Services debt financings or borrowings under the revolving credit facility of Rainbow National Services; (iii) additional borrowings or

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

debt issuances by Rainbow National Services; (iv) third party cash investments; and (v) asset sales, or a combination of some or all of these sources. There can be no assurance that we will be in a position to meet our milestone obligations or to utilize these licenses. In any event, we will not be in a position to do so for a number of years and there can be no assurance that we will ever be in a position to do so.

     To the extent that we utilize any of the proceeds from the August 2004 Rainbow National Services debt financings or borrowings under the revolving credit facility of Rainbow National Services to fund development or construction costs related to our Ku-band, Ka-band or MVDDS licenses, we may not have sufficient funding to support the development of our existing DBS business.

  RAINBOW CINEMAS

     The Rainbow Cinemas business is not expected to have any material funding requirements and is projected to generate minimal amounts of net free cash flow. Any funding requirements would be minimal and would be provided by investments by the Company from proceeds of distributions from Rainbow National Services.

  PRINCIPLES OF COMBINATION AND BASIS OF PRESENTATION

     The accompanying combined financial statements include the accounts of the following consolidated subsidiaries of Cablevision: Rainbow DBS, AMC, WE, IFC, Mag Rack and the other On-Demand services, Rainbow Cinemas and RNC. Prior to the acquisition of the remaining 50% interest in Rainbow DBS in March 2002, Cablevision's investment in Rainbow DBS was carried on the equity method and is included in these combined financial statements.

     All significant intercompany transactions and balances are eliminated in combination.

  REVENUE RECOGNITION

     The national programming networks recognize revenue when programming services are provided to cable television systems or other pay television operators. Advertising revenue is recognized as commercials are telecast. RNC recognizes revenue as origination and distribution services are provided to its customers. Revenues from Rainbow Cinemas' box office admissions and concession sales are recognized at the time of sale.

     Rainbow DBS recognizes monthly service fees as service is provided to subscribers. Programming related discounts and promotions reduce revenue to the discounted amount charged to the customer in the respective month of service. Rainbow DBS has programs that allow customers to either purchase or rent satellite receivers and related equipment. Under the sales program, revenue for the satellite receivers and related equipment is recognized upon installation, with an appropriate provision for returned merchandise. Under the rental program, revenue is recognized monthly as the rental service is provided. Initial installation fees paid by customers under the rental program are amortized over the average expected customer life. Related installation and selling costs are expensed as incurred.

     During 2003, Rainbow DBS's promotional offer consisted primarily of an arrangement whereby the subscriber paid an initial fee to purchase the equipment and installation from the Company. Such offer included, among other things, the provision of programming services during a free preview period, and a limited money-back guarantee. Amounts received from subscribers under this offer have been deferred until the expiration of the guarantee period. Related costs considered recoverable from subscribers in the event of termination (related to the return of the receiver) have been deferred and will be recognized upon expiration of the guarantee period. In 2004, the Company permitted its initial customers the right to convert to the rental program and receive a refund for previous amounts paid to purchase the equipment. Credits issued to customers under this program have been recorded as a reduction to equipment sale revenue.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  COSTS OF REVENUE

     Costs of revenue related to sales of programming services including, but not limited to, license fees and production costs, are classified as "technical and operating" expenses in the accompanying combined statements of operations.

     Rainbow Cinemas estimates its film costs and the related payable for arrangements with distributors in which the terms are not settled until the end of the film's theatrical run based on management's estimate of the final settlement of the film costs with the distributors. These amounts are adjusted to the final settlement amount in the period that Rainbow Cinemas settles with the distributors. These adjustments have not been material. These costs are classified as "technical and operating" expenses in the accompanying combined statements of operations.

  ADVERTISING EXPENSES

     Advertising costs are charged to expense when incurred. Advertising costs were $85,368, $56,927, and $52,735 for the years ended December 31, 2003, 2002 and 2001, respectively.

  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, included in technical and operating costs, of $8,600 for the year ended December 31, 2003 were expensed as incurred.

  CASH AND CASH EQUIVALENTS AND SUPPLEMENTAL CASH FLOW INFORMATION

     Cash equivalents consist of overnight repurchase agreements. For purposes of the combined statements of cash flows, the Company considers short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

     During 2003, 2002 and 2001, the Company's non-cash investing and financing activities and other supplemental data were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2003       2002       2001
                                                       --------   --------   --------
Non-Cash Investing and Financing Activities:
  Capital lease obligations..........................  $     --   $     --   $    271
  Conversion of affiliate payables to equity.........   379,020         --     15,248
  Push down of basis.................................   415,661    103,526     38,473
  Other contributions from (distributions to)
     affiliates, net.................................   (28,637)    53,837     59,505
  Reclassification of minority interest..............    81,836         --    (52,205)
  Expense (income) allocation from affiliates........     5,815     (3,186)    (5,981)
Supplemental Data:
  Cash interest paid.................................     2,189      1,954     10,128
  Income taxes paid..................................     3,347        910        147

  INCOME (LOSS) PER SHARE

     Basic and diluted net loss per common share are computed by dividing net loss by the weighted average number of common shares outstanding. Potential dilutive common shares are not included in the computation as their effect would be antidilutive.

     Basic net income per share is computed by dividing net income by the weighted average common stock outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average common stock and common stock equivalents outstanding during the period.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  EQUIPMENT INVENTORY

     Equipment inventory is stated at the lower of cost or market. As of December 31, 2003, all equipment purchases had an equivalent unit cost and are included in other current assets in the accompanying combined balance sheet.

  FEATURE FILM INVENTORY

     Rights to feature film inventory acquired under license agreements along with the related obligations are recorded at the contract value when a license agreement is executed or the license period has begun. Costs are amortized to technical and operating expense on the straight-line basis over the respective license periods. Feature film rights to be amortized within one year are classified as current assets while contract amounts payable within one year are classified as current liabilities.

     Amounts payable subsequent to December 31, 2003 related to feature film telecast rights are as follows:

YEARS ENDING DECEMBER 31,
-------------------------
2004........................................................  $80,494
2005........................................................  $53,904
2006........................................................  $41,739
2007........................................................  $39,826
2008........................................................  $27,404
Thereafter..................................................  $76,944

  DEPOSITS

     In 2003, Rainbow DBS received authorization from the FCC to construct, launch and operate four fixed service, Ka-band communications satellites that Rainbow DBS expects to use to provide additional services, including data and video applications. Rainbow DBS received authorization for a fifth Ka-band satellite in January 2004.

     In connection with these authorizations, Rainbow DBS was required to deposit $5,000 per authorization in the form of a bond. At December 31, 2003, Rainbow DBS had deposited $20,000, of which $5,000 is included in other current assets in the accompanying combined balance sheet. The amount of the required bond has since been reduced to $3,000 per authorization, or $15,000 in the aggregate.

  FCC LICENSES

     Rainbow DBS's application for authority to construct and operate a direct broadcast satellite system was approved by the FCC and a conditional construction permit for one spacecraft was extended in December 2000. The extension required the launch of a satellite by March 29, 2003 and commencement of service offerings by not later than December 29, 2003, with specific six month interim construction milestones, non-compliance with which would result in forfeiture of the construction permit. During the first quarter of 2003, Rainbow DBS requested and the FCC granted an extension of the launch date of the satellite to August 31, 2003. The satellite was successfully placed in geostationary orbit within the FCC milestones, as extended. Certain costs incurred in connection with filing of this FCC license application and the application for the Ka-band authorizations have been capitalized. Our FCC licenses are deemed to have an indefinite life for accounting purposes.

  SATELLITE DEVELOPMENT COSTS

     In 2001, Rainbow DBS entered into a contract for the construction of its satellite with Lockheed Martin Corporation. The contract provided for scheduled payments over a period extending through 2003,

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

as well as cancellation penalties if the contract was terminated before the satellite was launched. As of December 31, 2003, payments made under the terms of the contract totaled approximately $255,300.

     At December 31, 2003 and 2002, total satellite development costs amounted to $265,317 and $245,135, respectively. Interest capitalized amounted to $7,692, $7,390 and $2,088, respectively, for the years ended December 31, 2003, 2002 and 2001.

  LONG-LIVED ASSETS

     Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of the total minimum lease payments. Depreciation on equipment is calculated on the straight-line basis over the estimated useful lives of the assets or, with respect to equipment under capital leases and leasehold improvements, amortized over the shorter of the lease term or the assets' useful lives.

     The Company capitalizes the cost of satellite receivers and related equipment such as over-the-air antennas and satellite dishes under the Rainbow DBS rental program. The Company depreciates that equipment over its estimated useful life of three years. Beginning in the third quarter of 2004, as the Company has gained experience under this new program, the Company began recording a provision for the estimated carrying value of the over-the-air antennas and satellite dishes that are not expected to be returned and a provision for the estimated carrying value of satellite receivers that customers will not return in a usable condition. When a customer deactivates the service, the carrying value of any components that are not returned are written off and included in depreciation expense. All costs incurred to refurbish returned equipment are considered repairs and are charged to expense as incurred and are included in technical and operating expenses.

     Intangible assets established in connection with acquisitions consist of affiliation agreements, feature film intangibles and excess costs over fair value of net assets acquired. Affiliation agreements represent the value assigned to agreements with cable systems to carry programming services, and are amortized over a 10 year period on the straight-line basis. Advertiser relationships represent the value assigned to contracts with advertisers and are amortized over a 7 to 10 year period on the straight-line basis. Effective January 1, 2002, excess costs over fair value of net assets acquired ("goodwill") in purchase business combinations which have indefinite useful lives are no longer amortized in connection with the adoption of Statement No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Prior to the adoption of Statement No. 142, excess costs over fair value of net assets acquired were amortized on the straight-line basis over 10 years.

     The Company reviews its long-lived assets (property and equipment, and intangible assets subject to amortization that arose from business combinations accounted for under the purchase method) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

     The Company evaluates the recoverability of its goodwill annually or more frequently whenever events or circumstances indicate that the asset may be impaired. Statement 142 requires that goodwill impairment be determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

     The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

  DEFERRED CARRIAGE FEES

     Deferred carriage fees represent payments to multiple systems operators to guarantee carriage of certain of the Company's programming services and are amortized as a reduction to revenue over the period of the related guarantee (2 to 11 years).

  INCOME TAXES

     Income taxes are provided based upon the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for deferred income taxes and permits the recognition of deferred tax assets, subject to an ongoing assessment of realizability.

     The Company was included in the consolidated federal income tax return of Cablevision for the years presented herein. The income tax expense or benefit presented is based upon the taxable income of the Company on a separate return basis. Since there was no tax sharing agreement in place between the Company and Cablevision, current tax liabilities that the combined companies did not pay directly have been reflected as deemed contributions to the Company's capital and current tax benefits resulting from tax losses have been accounted for as deemed distributions from the Company's capital. Such contributions (distributions) amounted to ($38,719), $29,305 and $57,214 in 2003, 2002 and
2001, respectively.

  USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  COMMITMENTS AND CONTINGENCIES

     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

  RECENTLY ISSUED ACCOUNTING STANDARDS

     The FASB issued Statement 143, Accounting for Asset Retirement Obligations, in June 2001. Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company's adoption of Statement 143 effective as of January 1, 2003 had no impact on the Company's financial position or results of operations.

     In November 2002, the FASB issued FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. The disclosure requirements of FIN 45 were effective for the Company as of

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 2002 and had no impact on the combined financial statements. The recognition requirements of FIN 45 have been applied prospectively to guarantees issued or modified after December 31, 2002 and did not have a material effect on the combined financial statements.

     In June 2002, Statement 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan. The provisions of this Statement have been adopted for all exit and disposal activities initiated after December 31, 2002.

     In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46, as revised in December 2003, addresses consolidation by business enterprises of variable interest entities, which are entities that either (a) do not have equity investors with characteristics of a controlling financial interest, (b) equity investors do not have voting rights that are proportionate to their economic interest, or (c) have equity investors that do not provide sufficient financial resources for the entity to support its activities. For all variable interest entities created prior to February 1, 2003, the Company was required to apply the provisions of FIN 46 by March 31, 2004. For variable interest entities created subsequent to January 31, 2003, FIN 46 was effective in 2003. The adoption of FIN 46 had no impact on the Company's financial condition or results of operations for entities created after January 31, 2003. The adoption of FIN 46 for entities created prior to February 1, 2003 had no impact on the Company's financial position or results of operations. See
Note 16.

NOTE 2.  TRANSACTIONS

     In July 2003, Rainbow Media Holdings repurchased Metro-Goldwyn-Mayer, Inc.'s ("MGM") 20% interest in each of AMC, WE and IFC for $500,000 and entered into a film rights agreement relating to the MGM film library. The acquisition of this minority interest was accounted for as a purchase. The excess of the purchase price over the net book value of the assets acquired of approximately $413,238, net of deferred tax assets of $2,423, has been pushed down to the respective subsidiaries as of the purchase date and was allocated to the specific assets acquired as follows:

                                                              USEFUL LIFE
                                                              -----------
Property and equipment......................................    5 years     $  4,993
                                                                            ========
Amortizable intangible assets
Affiliation agreements......................................   10 years     $327,934
Other intangibles...........................................   10 years       74,248
                                                                            --------
                                                                            $402,182
                                                                            ========
Unamortizable intangible assets
Excess costs over fair value of net assets acquired.........                $  6,063
                                                                            ========

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     In connection with Cablevision's acquisition of NBC's interest in Rainbow Media Holdings in 2001 and 2002, the excess of the purchase price over the net book value of assets acquired has been pushed down to the respective subsidiaries as of the purchase date and was allocated to the specific assets acquired based upon their estimated fair values. Approximately $146,340 of the excess purchase price, net of deferred tax liabilities of $47,674, was attributed to the Company and was allocated to the specific assets acquired as follows:

                                                               USEFUL LIFE
                                                              -------------
Property and equipment......................................        5 years   $  1,491
                                                                              ========
Amortizable intangible assets
  Affiliation agreements....................................       10 years   $113,136
  Other intangibles.........................................  7 to 10 years     16,489
                                                                              --------
                                                                              $129,625
                                                                              ========
Unamortizable intangible assets
  Excess costs over the fair value of net assets acquired...                  $ 15,224
                                                                              ========

     In March 2002, Rainbow Media Holdings acquired Loral Space and Communications, Ltd.'s 50% interest in Rainbow DBS for a purchase price of up to $33,000 payable only from a percentage of future revenues of Rainbow DBS's business, if any, or from any future sale of all or part of the interests in or assets of Rainbow DBS. The unearned balance accrues interest at 8%. As of December 31, 2003 and 2002, the total amount due to Loral Space and Communications under this earn-out arrangement was $40,801 and $37,778, respectively, payable only from a percentage of future revenues. This purchase increased the Rainbow Media Holdings' ownership of Rainbow DBS to 100%. Rainbow DBS's operating results are combined with those of the Company as of the date of acquisition.

     In April 2001, MGM acquired a 20% interest in certain programming businesses of the Company for $558,360 in cash. The Company recorded a gain of $490,213 in connection with this transaction.

NOTE 3.  RESTRUCTURING AND IMPAIRMENT CHARGES

  RESTRUCTURING CHARGES

     In December 2001, the Company recorded restructuring charges of $15,170 which included expenses of approximately $12,857 associated with facility realignment and approximately $2,313 associated with employee severance costs. The following table summarizes the accrued restructuring liability related to the 2001 restructuring plan.

                                                                    FACILITY
                                                     EMPLOYEE      REALIGNMENT
                                                     SEVERANCE   AND OTHER COSTS    TOTAL
                                                     ---------   ---------------   -------
Balance at December 31, 2001.......................   $ 2,313        $12,857       $15,170
  Additional credits...............................    (1,047)        (7,325)       (8,372)
  Payments.........................................    (1,122)        (2,552)       (3,674)
                                                      -------        -------       -------
Balance at December 31, 2002.......................       144          2,980         3,124
  Additional credits...............................        --           (276)         (276)
  Payments.........................................      (144)        (2,704)       (2,848)
                                                      -------        -------       -------
Balance at December 31, 2003.......................   $    --        $    --       $    --
                                                      =======        =======       =======

     The credits in 2002 related to the 2001 restructuring plan of $8,372 resulted from a change in estimate related to facility realignment costs as the Company was able to assign a lease for which a

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

provision had been recorded and from the abandonment of the proposed move of the Rainbow Cinemas' headquarters and associated elimination of positions that did not occur.

     In 2002, the Company recorded restructuring charges of $110 associated with employee severance costs. The following table summarizes the accrued restructuring liability related to the 2002 restructuring plan.

                                                              EMPLOYEE
                                                              SEVERANCE
                                                              ---------
Restructuring charges.......................................    $110
  Payments..................................................     (15)
                                                                ----
Balance at December 31, 2002................................      95
  Additional credits........................................      (3)
                                                                ----
Balance at December 31, 2003................................    $ 92
                                                                ====

     In 2003, the Company eliminated certain staff positions and incurred severance costs aggregating $138, of which approximately $123 was paid as of December 31, 2003.

  IMPAIRMENT CHARGES

     We periodically review the programming usefulness of our feature film inventory based on a series of factors, including ratings, type and quality of program material, standards and practices, and fitness for exhibition based on the programming of the individual programming service. If we determine that substantially all of the films in a film license agreement have no future programming usefulness and will no longer be exploited, we record a write-off for the portion of the unamortized cost of the film license agreement that was attributed to those films.

     As part of its periodic review of expected programming usefulness, the Company recorded impairment losses of $17,900, $1,900, and $1,300 in December 2003, 2002 and 2001, respectively. Such amounts represent the write-off of the carrying value of certain film and programming contracts and are included in technical and operating expense.

     In December 2001, the Company recorded an impairment loss of approximately $90,800 included in depreciation and amortization, representing the balance of unamortized goodwill related to certain theaters in which the carrying value of the asset exceeded the estimated fair value based on discounted estimated future cash flows. Current losses and projected future operating losses caused the Company to reassess the recoverability of the goodwill.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4.  PROPERTY AND EQUIPMENT

  PROPERTY AND EQUIPMENT CONSIST OF THE FOLLOWING:

                                                       DECEMBER 31,
                                                    -------------------     ESTIMATED
                                                      2003       2002     USEFUL LIVES
                                                    --------   --------   -------------
Program, service and test equipment...............  $ 62,561   $ 28,730   2 to 16 years
Origination equipment.............................    21,718     21,718   8 to 10 years
Furniture and fixtures............................    45,597     44,430   1 to 8 years
Satellite and microwave equipment.................   327,320     11,118   2 to 40 years
Transportation equipment..........................       709        660   4 to 15 years
Buildings and building improvements...............    12,453     18,163     14 years
Leasehold improvements............................    39,000     31,966   Life of lease
Construction in progress..........................     1,347    257,527
Land/land improvements............................     5,748      8,439
                                                    --------   --------
                                                     516,453    422,751
Less accumulated depreciation and amortization....   104,766     77,691
                                                    --------   --------
                                                    $411,687   $345,060
                                                    ========   ========

     Depreciation and amortization expense relating to property and equipment amounted to $30,374, $10,354 (net of a gain on the sale of a theater of $11,990), and $17,019, respectively, for the years ended December 31, 2003, 2002 and 2001.

NOTE 5.  INTANGIBLE ASSETS

     The following table summarizes information relating to the Company's acquired intangible assets at December 31, 2003 and 2002:

                                                                2003       2002
                                                              --------   --------
Gross carrying amount of amortizable intangible assets
  Affiliation agreements....................................  $597,156   $269,222
  Advertiser relationships..................................    90,738     16,490
  Other intangibles.........................................     8,804      8,935
                                                              --------   --------
                                                               696,698    294,647
Accumulated amortization
  Affiliation agreements....................................   175,951    134,097
  Advertiser relationships..................................     6,972      1,142
  Other intangibles.........................................     6,198      5,502
                                                              --------   --------
                                                               189,121    140,741
                                                              --------   --------
Unamortizable intangible assets
  Excess costs over the fair value of net assets acquired...    81,691     75,628
  FCC licenses..............................................     1,648      1,156
                                                              --------   --------
                                                                83,339     76,784
                                                              --------   --------
  Total intangibles.........................................  $590,916   $230,690
                                                              ========   ========

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Amortization expense for the years ended December 31, 2003, 2002 and 2001 was $48,509, $23,332 and $118,029 (including an impairment loss of $90,800), respectively.

ESTIMATED AMORTIZATION EXPENSE
------------------------------
Year ending December 31, 2004...............................  $64,225
Year ending December 31, 2005...............................  $55,723
Year ending December 31, 2006...............................  $55,723
Year ending December 31, 2007...............................  $54,403
Year ending December 31, 2008...............................  $53,803

     The changes in the carrying amount of excess costs over the fair value of net assets acquired for the years ended December 31, 2003 and 2002 are as follows:

                                                           RAINBOW
EXCESS COSTS OVER THE FAIR VALUE OF NET ASSETS ACQUIRED  PROGRAMMING    OTHER     TOTAL
-------------------------------------------------------  -----------   -------   --------
Balance as of December 31, 2001......................     $ 39,765     $10,618   $ 50,383
  Excess costs over the fair value of net assets
     acquired, net of taxes..........................       62,414       3,364     65,778
  Reclassification as a result of the receipt of final
     independent appraisal...........................      (40,282)       (251)   (40,533)
                                                          --------     -------   --------
Balance as of December 31, 2002......................       61,897      13,731     75,628
  Excess costs over the fair value of net assets
     acquired, net of taxes..........................        6,063          --      6,063
                                                          --------     -------   --------
Balance as of December 31, 2003......................     $ 67,960     $13,731   $ 81,691
                                                          ========     =======   ========

     Summarized below is pro forma net income for the year ended December 31, 2001 as adjusted for amortization expense that is no longer recorded in accordance with Statement 142.

                                                                2001
                                                              --------
Net income, as reported.....................................  $251,762
  Amortization of excess costs over fair value of net assets
     acquired, net of taxes.................................     5,921
                                                              --------
Adjusted net income.........................................  $257,683
                                                              ========

NOTE 6.  BANK DEBT

     In 2001, AMC had a credit agreement with a maturity date of March 31, 2006 and consisted of a term loan and revolving loan with available borrowings of $225,000 and $200,000, respectively. On April 2, 2001, all outstanding debt was repaid and the term loan was cancelled.

     In March 2002, AMC and an affiliated entity not included in the Company entered into a $200,000 revolving credit facility with a group of banks. This facility amended and restated the previously existing AMC $200,000 revolving credit facility. No amounts were borrowed under this facility. The facility terminated in December 2002.

     In March 2003, AMC, IFC and WE entered into a $75,000 credit facility consisting of a $40,000 revolver and a $35,000 term loan, secured by all of the assets of the borrowers. In December 2003, Rainbow Media Holdings entered into an $823,000 credit facility consisting of a $200,000 revolving credit facility and a $623,000 term loan, maturing on March 31, 2008 and March 31, 2009, respectively. This facility amended and combined the previously existing Rainbow Media Holdings $300,000 credit facility and the AMC, IFC and WE $75,000 credit facility entered into in March 2003. As a result, Rainbow Media Holdings assumed the obligation of the AMC, IFC and WE term loan which was recorded as an

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

equity contribution in the amount of approximately $35,000. The amended facility is secured primarily by the assets of and guaranteed by AMC, IFC and WE. Rainbow Media Holdings' 100% interest in the stock of these entities is also pledged as collateral. The amount outstanding under the Rainbow Media Holdings credit facility amounted to $734,000 at December 31, 2003. The Company has not recorded any liability pursuant to this guarantee. In connection with the Rainbow National Services financing, the Rainbow Media Holdings credit facility and the guarantee were terminated.

NOTE 7.  LEASES

     Cablevision, and companies owned or managed by Cablevision, lease certain office facilities under long-term lease agreements with non-affiliates. The Company pays its share of monthly lease payments for the portion of the premises occupied by its employees. Rent expense incurred by the Company for such leases was approximately $4,043, $2,132 and $1,918, respectively, for the years ended December 31, 2003, 2002 and 2001.

     Certain subsidiaries of the Company lease certain facilities and vehicles under long-term non-cancelable operating lease agreements with non-affiliates which expire at various dates through 2023. The leases generally provide for fixed annual rentals plus certain other costs. Rent expense for the years ended December 31, 2003, 2002 and 2001 amounted to $19,910, $17,252, and $17,703, respectively.

     The following is a schedule of future minimum payments for operating leases with non-affiliates (with initial or remaining terms in excess of one year) as of December 31, 2003:

2004........................................................  $ 13,169
2005........................................................    12,634
2006........................................................    12,590
2007........................................................     9,725
2008........................................................     8,674
Thereafter..................................................    78,421
                                                              --------
Total minimum lease payments................................  $135,213
                                                              ========

     Certain entities within the Company lease equipment (primarily satellite equipment) under capital leases, which expire at various dates though 2006. At December 31, 2003 and 2002, the gross amount of equipment and related accumulated depreciation recorded under these leases were as follows:

                                                                2003       2002
                                                              --------   --------
Origination equipment.......................................  $ 21,718   $ 21,718
Less accumulated depreciation...............................   (17,486)   (14,757)
                                                              --------   --------
                                                              $  4,232   $  6,961
                                                              ========   ========

     Future minimum capital lease payments as of December 31, 2003 are as follows:

2004........................................................  $3,600
2005........................................................   1,620
2006........................................................   1,620
                                                              ------
Total minimum lease payments................................   6,840
  Less amount representing interest (at rates of
     approximately 10%).....................................     772
                                                              ------
Present value of net minimum capital lease payments.........   6,068
  Less current installments.................................   3,142
                                                              ------
Obligations under capital leases, excluding current
  installments..............................................  $2,926
                                                              ======

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8.  AFFILIATE TRANSACTIONS

  NOTES RECEIVABLE -- AFFILIATES

     Notes receivable -- affiliates at December 31, 2002 includes loans of $90,000, plus accrued interest of $178, made by AMC to a subsidiary of Rainbow Media Holdings. The note was entered into on December 4, 2002 and was due on the earlier of demand by AMC or June 1, 2003 and bore interest at a rate of LIBOR plus 3% per annum. In the first quarter of 2003, $58,178 of the note was repaid and the remaining $32,000 was forgiven and recorded as a capital distribution. Interest income related to this note in 2003 and 2002 amounted to $646 and $178, respectively.

     In September 2001, a note was entered into between AMC and a subsidiary of Rainbow Media Holdings which provided for payment on the earlier of demand by AMC or March 1, 2002. On February 28, 2002, this September 2001 note was amended to extend the due date to the earlier of demand or April 30, 2002. Amounts advanced pursuant to this note aggregated $26,932 in 2002 and $53,394 in 2001. In 2002, the balance outstanding of $81,623, including interest, was repaid. Interest income related to this note amounted to $802 and $495 in 2002 and 2001, respectively.

  ALLOCATIONS

     The combined financial statements of the Company reflect the application of certain allocation policies of Cablevision and Rainbow Media Holdings, which are summarized below. Management believes that these allocations have been made on a reasonable basis. However, it is not practicable to determine whether the allocated amounts represent amounts that might have been incurred on a stand-alone basis, as there are no company-specific or comparable industry benchmarks with which to make such estimates. Explanations of the composition and the amounts of the more significant allocations are described below.

  CORPORATE GENERAL AND ADMINISTRATIVE COSTS

     General and administrative costs, including costs of maintaining corporate headquarters, facilities and common support functions (such as human resources, legal, finance, tax, audit, treasury, strategic planning, information technology, creative and production services, etc.) have been allocated by Cablevision and Rainbow Media Holdings generally based upon specific usage measured by proportionate headcount or square footage. In addition, certain allocations are based on relative revenues or expenses of the Company in relation to those of consolidated Cablevision or consolidated Rainbow Media Holdings. The remaining overhead, principally salaries of corporate executives, is allocated based on management's estimate of the level of effort expended on each business unit based on historical trends. Such costs allocated to the Company amounted to $36,105, $25,793, and $18,617 for the years ended December 31, 2003, 2002 and 2001, respectively, and have been included in selling, general and administrative expenses.

  HEALTH AND WELFARE PLANS

     Employees of the Company participate in health and welfare plans sponsored by Cablevision. Health and welfare benefit costs have generally been allocated by Cablevision based upon the proportionate number of participants in the plans. Such costs amounted to $5,057, $4,111, and $3,246 for the years ended December 31, 2003, 2002 and 2001, respectively, and have been included in selling, general and administrative expenses.

  RELATED-PARTY TRANSACTIONS

     As described below, the Company provides services to and receives services from affiliates of Cablevision and Rainbow Media Holdings. As many of these transactions are conducted between subsidiaries under common control of Cablevision, amounts charged for these services may not represent amounts that might have been incurred if the transactions were based upon arm's-length negotiations.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company distributes programming to the pay television industry under contracts called affiliation agreements. Revenues earned under affiliation agreements with companies owned by or affiliated with Cablevision for the years ended December 31, 2003, 2002 and 2001 were approximately $11,337, $9,750, and $9,309, respectively.

     Rainbow Media Holdings pays the Company for advertising revenue earned in connection with an agreement between Rainbow Media Holdings and a third party entered into during 2000. Such revenues were $170, $0, and $39 for the years ended December 31, 2003, 2002, and 2001, respectively. In addition, the Company earned $0, $54, and $40 for the years ended December 31, 2003, 2002, and 2001, respectively for advertising revenue earned from subsidiaries of Rainbow Media Holdings.

     Cablevision and the Company may enter into agreements with third party service providers in which the amounts paid by Cablevision or the Company may differ from the amounts that Cablevision or the Company would otherwise pay if such arrangements were on an arm's-length basis. These arrangements are in return for the service provider's or its affiliate's agreement to make payments or provide services to Cablevision or the Company on a basis more or less favorable than either Cablevision or the Company would otherwise obtain. Where the Company has received the benefits of Cablevision's negotiations in the form of increased affiliation payments or discounted license fees, Cablevision charges the Company the amount of the benefit. In one such agreement, Cablevision entered into an affiliation agreement with a provider that resulted in higher rates per subscriber charged to Cablevision than those under a previous agreement. As part of the negotiations, the service provider agreed to amend the existing film license agreement with the Company with both reduced license fees and a revised list of film titles licensed. Since the Company received the benefit of Cablevision's negotiations in the form of discounted license fees, Cablevision charged the Company $10,000, which was treated as a cost to acquire the rights to the revised list of film titles and was classified as feature film inventory. Amortization of this charge over the remaining license period has been reflected as increased film licensing costs of $1,622 in each of 2003, 2002, and 2001, respectively, which has been included in technical and operating expenses from continuing operations.

     The Company provides certain transmission and production services to Rainbow Media Holdings. The Company charged Rainbow Media Holdings approximately $10,507, $12,464, and $11,576 in 2003, 2002 and 2001, respectively, for these services.

     Under contractual agreements, Cablevision provides certain management services to the Company. These agreements provide for payment, in addition to expense reimbursement, of an aggregate fee of 3.5% of AMC's gross revenues, as defined. The agreements are automatically renewable every five years at the option of Cablevision. Pursuant to the terms of these agreements, the Company was charged management fees of $13,113, $10,793, and $9,207, in 2003, 2002, and 2001, respectively.

     Cablevision allocates to the Company its proportionate share of expenses or benefits related to Cablevision's employee stock plan and Cablevision's long-term incentive plan. For the years ended December 31, 2003, 2002 and 2001, the Company recorded a net expense (benefit) of approximately $5,815, $(3,186), and $(5,981), respectively, for its proportionate share of the Cablevision stock plan expense (benefit) and recorded an expense of $2,262, $4,432 and $1,151, for the years ended December 31, 2003, 2002 and 2001, respectively, related to Cablevision's long-term incentive plan. Such amounts are recorded as administrative expenses in the accompanying combined statements of operations. Liabilities related to the grants under the Cablevision Employee Stock Plan are funded by Rainbow Media Holdings and are reflected as either capital contributions from or (distributions to) Rainbow Media Holdings in the combined financial statements of the Company. The long-term incentive plans are funded by the Company and liabilities of $12,688 and $11,100, related to these plans are reflected as accrued payroll and related costs at December 31, 2003 and 2002, respectively.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  INTEREST

     Cablevision allocated interest expense to the Company based on total funding provided to Rainbow DBS and Rainbow Cinemas. Such charges (excluding capitalized amounts associated with the construction of the satellite of $7,692, $7,390 and $2,088 in 2003, 2002 and 2001, respectively) aggregated $10,298,
$8,911, and $10,611 for 2003, 2002, and 2001, respectively. Cablevision did not allocate interest expense to the Rainbow Programming segment, as this segment was funded with cash from operations and bank borrowings. The interest expense for the bank borrowings is included in the combined financial statements.

  EQUITY CONTRIBUTIONS (DISTRIBUTIONS)

     In 2001, amounts payable to Rainbow Media Holdings of $15,248 in 2001 were converted to equity. In connection with Cablevision's acquisition of NBC's interest in Rainbow Media Holdings in 2001, the Company recorded $38,473 reflecting the push down of additional Cablevision basis in the Company. In connection with the sale of Rainbow Media Holdings' 20% interest in each of AMC and IFC to MGM, an equity distribution of $52,205 was recorded in 2001 to reflect the initial balance of MGM's minority interest.

     In 2002, the Company recorded $103,526 reflecting the push down of additional Cablevision basis in the Company in connection with Cablevision's acquisition of NBC's interest in Rainbow Media Holdings. In connection with Rainbow Media Holdings' sale of an affiliate in 2002, approximately $39,000 of net assets, including cash of approximately $20,000, were contributed to the Company.

     In 2003, in connection with Rainbow Media Holdings' repurchase of MGM's 20% interest in AMC, WE and IFC, the Company recorded approximately $415,661 reflecting the push down of Rainbow Media Holdings additional basis in the Company. In addition, amounts payable to Cablevision and Rainbow Media Holdings' aggregating $379,020 in 2003 were converted to equity and certain fixed assets aggregating $7,406 were contributed to the Company by Rainbow Media Holdings.

  RELATIONSHIP BETWEEN THE COMPANY AND CABLEVISION AFTER THE DISTRIBUTION

     The Company will enter into various agreements that will govern its relationship with Cablevision subsequent to the distribution and provide for the allocation of employee benefits, tax and some other liabilities and obligations attributable to periods prior to the distribution. These agreements also include arrangements with respect to interim services and a number of on-going commercial relationships. In addition, prior to the distribution, Rainbow DBS will enter into long-term affiliation agreements with the cable programming businesses that will continue to be owned by Cablevision.

     The terms and conditions of these agreements will be disclosed as they are finalized.

NOTE 9.  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     Cablevision sponsors a cash balance pension plan and a 401(k) savings plan in which certain employees of the Company participate. In connection with the cash balance plan, the Company is charged by Cablevision for credits made into an account established for each participant. Such credits are based upon a percentage of eligible base pay and a market-based rate of return. The Company also makes matching contributions for a portion of employee voluntary contributions to the 401(k) savings plan. Total expense related to these plans was approximately $2,263, $1,582, and $1,836 for the years ended December 31, 2003, 2002, and 2001, respectively. The Company does not provide postretirement benefits for any of its employees.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10.  INCOME TAXES

     The income tax provision is determined on a stand-alone basis as if the Company filed separate consolidated income tax returns for the years presented herein.

     Income tax expense (benefit) of the Company consists of the following components:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2003       2002       2001
                                                       --------   --------   --------
Current expense (benefit):
  Federal............................................  $(31,907)  $ 25,303   $ 48,192
  State..............................................    (5,973)     4,737      9,022
                                                       --------   --------   --------
                                                        (37,880)    30,040     57,214
                                                       --------   --------   --------
Deferred expense (benefit):
  Federal............................................    12,148     (8,444)    43,801
  State..............................................     2,274     (1,581)     8,200
                                                       --------   --------   --------
                                                         14,422    (10,025)    52,001
                                                       --------   --------   --------
Income tax expense (benefit).........................  $(23,458)  $ 20,015   $109,215
                                                       ========   ========   ========

     The income tax expense (benefit) of the Company differs from the amount derived by applying the statutory federal rate to pretax income due principally to the effect of the following items:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2003      2002       2001
                                                        --------   -------   --------
Federal tax (benefit) at statutory rate...............  $(21,284)  $17,732   $126,342
State income taxes, net of federal benefit............    (2,404)    2,051     14,795
Changes in the valuation allowance....................        --        --    (35,125)
Nondeductible business development expenses...........       216       216        203
Nondeductible goodwill amortization...................        --        --      2,935
Other.................................................        14        16         65
                                                        --------   -------   --------
Income tax expense (benefit)..........................  $(23,458)  $20,015   $109,215
                                                        ========   =======   ========

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2003        2002
                                                              ---------   ---------
CURRENT
Benefit plans...............................................  $   5,626   $   5,102
Allowance for doubtful accounts.............................      2,781       3,283
Reserve for restructuring...................................         42         501
                                                              ---------   ---------
  Deferred tax asset, current...............................      8,449       8,886
                                                              ---------   ---------

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2003        2002
                                                              ---------   ---------
LONG-TERM
Capitalized costs...........................................      5,379       7,172
Reserve for restructuring...................................         --         754
Deferred revenue............................................        981         515
Depreciation and amortization...............................      2,475      11,956
                                                              ---------   ---------
  Deferred tax asset, long-term.............................      8,835      20,397
                                                              ---------   ---------
Investments.................................................   (118,933)   (118,933)
                                                              ---------   ---------
Net deferred tax liability, long term.......................   (110,098)    (98,536)
                                                              ---------   ---------
Total net deferred tax liability............................  $(101,649)  $ (89,650)
                                                              =========   =========

     The Company was included in the consolidated federal income tax return of Cablevision for the years presented herein. As of December 31, 2003, on a stand alone basis, the Company did not have a net operating loss carry forward. When the distribution described in Note 1 is completed, the Company's allocated portion of the consolidated federal net operating loss carry forward, if any, will be determined under the Treasury Regulations relating to consolidated tax returns.

     At the time of the distribution, Cablevision and the Company will enter into a tax disaffiliation agreement, under which pre-distribution taxes will be the responsibility of Cablevision. The Company will be responsible for the post-distribution taxes of its consolidated tax group. However, the Company's allocated portion of the consolidated federal net operating loss carry forward, if any, may be adjusted as a result of tax audits at Cablevision for periods prior to the distribution.

     Deferred tax assets have resulted from the Company's future deductible temporary differences. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will be realized. In evaluating the Company's ability to realize deferred tax assets, management considers the estimated timing of the reversal of deferred tax liabilities that will give rise to taxable income during the carryforward period of deferred tax assets; the availability of carryback claims for the reversal of deferred tax assets that will give rise to taxable losses that can be used to offset taxable income in prior and current tax years, if any; projections of future taxable income, if any; and the availability of any potential tax planning strategies to utilize deferred assets before they expire. Management believes that it is more likely than not that the Company's deferred tax assets at December 31, 2003 will be realized due to the availability of carryback claims to prior tax years.

NOTE 11.  COMMITMENTS AND CONTINGENCIES

     The table below includes certain unconditional obligations pursuant to contracts entered into in the normal course of business. The approximate future cash payments required under these contracts as of December 31, 2003, are as follows:

2004........................................................  $30,044
2005........................................................    9,944
2006........................................................    6,476
2007........................................................    1,191
2008........................................................      612
Thereafter..................................................       --
                                                              -------
                                                              $48,267
                                                              =======

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The above table does not include amounts due to Loral Space and Communications of $40,801 payable only from a percentage of future revenues of Rainbow DBS in connection with Rainbow Media Holdings' acquisition of Loral Space and Communications' interest in Rainbow DBS. See Note 2.

     Broadcast Music, Inc. ("BMI") and the American Society of Composers, Authors and Publishers ("ASCAP"), organizations which license the performance of musical compositions of respective members, allege that certain of the Company's subsidiaries and investee companies require a license to exhibit musical compositions in their respective catalogs. BMI and ASCAP have each agreed to interim fees based on revenues covering certain periods for certain subsidiaries. These matters have been submitted to a Federal Rate Court, and are subject to retroactive adjustment either at such time as a final decision is made by the Court or a final agreement is reached by the parties.

NOTE 12.  DISCLOSURE ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

     Cash, Trade Accounts Receivable, Accounts Receivable-Affiliates, Accounts Payable, Accrued Expenses and Accounts Payable-Affiliates.

     The carrying amount approximates fair value due to the short-term maturity of these instruments.

NOTE 13.  BUSINESS AND CREDIT CONCENTRATIONS

     The Company had three customers that accounted for approximately 38% and 41% of the Company's net trade receivable balances at December 31, 2003 and 2002, respectively, which exposes the Company to a concentration of credit risk. These customers accounted for approximately 36%, 33% and 32% of the Company's net revenue in 2003, 2002 and 2001, respectively.

NOTE 14.  LEGAL MATTERS

     The Company is party to various lawsuits, some involving substantial amounts. Although the outcome of these matters cannot be predicted with certainty, management does not believe that the resolution of these lawsuits will have a material adverse effect on the financial position, results of operations or liquidity of the Company.

  TIME WARNER LITIGATION

     On November 14, 2003, AMC filed an action against Time Warner Entertainment, L.P. in New York State Supreme Court for declaratory relief and damages caused by Time Warner's anticipatory repudiation of its cable television affiliation agreement with AMC. AMC filed that action as a result of Time Warner's notice purporting to terminate the contract based upon their allegation that AMC had changed its programming. The Company believes the notice was improper. AMC is seeking a declaratory judgment that it is entitled to full performance of the agreement, and, at its option, is entitled to rescind the agreement and recover damages. Time Warner filed an answer and counterclaims in December 2003 that, among other things, seeks a declaratory judgment as to its right to terminate the affiliation agreement, an injunction requiring AMC to deliver a classic films channel and damages for an alleged breach of contract. The litigation is in the discovery phase, and the Company cannot predict when it will be resolved, what the outcome will be, nor what would be the consequences of such outcome on the Company's revenues. If the Company does not prevail in the litigation, the business will be materially and adversely affected.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  ACCOUNTING RELATED INVESTIGATIONS

     In March 2004, Wilmer Cutler Pickering LLP completed an investigation of improper expense recognition. As a result of the accounting investigation, in March 2004, Cablevision restated certain of its previously issued consolidated financial statements. The accompanying combined financial statements of Rainbow Media Enterprises have not been restated because combined financial statements of Rainbow Media Enterprises had never been issued prior to the restatements by Cablevision. To the extent that adjustments included in the Cablevision restatement were relevant to our combined financial statements, their impact is reflected in our combined financial statements. The following table sets forth the nature and amount of the restatement adjustments to Cablevision's consolidated statements of operations for the years ended December 31, 2002 and 2001, that also applied to, and are reflected in, our combined financial statements.

                                                               EFFECT OF CABLEVISION
                                                                    RESTATEMENT
                                                                  ADJUSTMENTS ON
                                                                   RAINBOW MEDIA
                                                                    ENTERPRISES
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Effect on net income:
  Acceleration of expenses, net(a)..........................   $(1,817)     $  (566)
  Other expenses, net(b)....................................    (1,000)       1,000
  Minority interest, including effect of adjustments(c).....       498       (1,641)
  Income tax benefit (expense)(d)...........................       904         (523)
                                                               -------      -------
  Decrease in net income....................................   $(1,415)     $(1,730)
                                                               =======      =======
  Increase (decrease) in operating income...................   $(2,817)     $   434
                                                               =======      =======

---------------

(a) Reflects adjustments for certain payments and accruals that were improperly recognized as expenses of a period in which services had not yet been rendered or liabilities had not yet been incurred. Such expenses related primarily to sales and marketing, original production and event production activities. The improper recognition of sales and marketing expenses related primarily to promotional activities that had not yet occurred and affiliate promotional activities that were not yet complete. The original production accelerations resulted from recording as expense certain transactions related to services that had not yet been performed by vendors involved in the production process. The event production accelerations resulted from the recording, as expense, of items related to future events such as trade shows that had not yet occurred. In substantially all cases, these items were improperly recorded as expenses on the basis of vendor invoices that inaccurately or inadequately described the period in which services were rendered, and which were inappropriately approved by business unit personnel.

(b) Consists of an error made with respect to the timing and amount of the termination of a contractual obligation.

(c)  Represents the effect of all restatement adjustments on minority interests.

(d) Reflects the net impact of the adjustments on Rainbow Media Enterprises' income tax expense.

     The Securities and Exchange Commission and the U.S. Attorney's Office for the Eastern District of New York continue to conduct investigations into matters related to improper expense recognition.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 15.  SEGMENT INFORMATION

     The Company classifies its business interests into three segments: Rainbow Programming, consisting principally of interests in national cable television programming networks, including businesses developing high-definition programming; Rainbow DBS, which represents the operations of the Company's satellite services; and Rainbow Cinemas, which operates a chain of movie theaters.

     The Company's reportable segments are strategic business units that are managed separately. The Company evaluates segment performance based on several factors, of which the primary financial measure is business segment adjusted operating cash flow (defined as operating income (loss) before depreciation and amortization, stock plan income or expense, and restructuring charges or credits). The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Information as to the operations of the Company's business segments is set forth below.

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2003       2002       2001
                                                       --------   --------   --------
REVENUES
  Rainbow Programming................................  $449,595   $374,798   $300,252
  Rainbow DBS........................................        --         --         --
  Rainbow Cinemas....................................    84,447     88,149     78,902
  Other..............................................    19,098     20,065     18,855
                                                       --------   --------   --------
                                                       $553,140   $483,012   $398,009
                                                       ========   ========   ========

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2003       2002      2001
                                                        --------   --------   -------
ADJUSTED OPERATING CASH FLOW (UNAUDITED)
  Rainbow Programming.................................  $ 91,607   $100,468   $59,635
  Rainbow DBS.........................................   (50,296)    (3,373)       --
  Rainbow Cinemas.....................................     6,500      6,348      (741)
  Other...............................................     3,948      1,422       941
                                                        --------   --------   -------
                                                        $ 51,759   $104,865   $59,835
                                                        ========   ========   =======

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2003         2002
                                                              ----------   ----------
ASSETS
  Rainbow Programming.......................................  $1,214,736   $  885,608
  Rainbow DBS...............................................     358,334      259,630
  Rainbow Cinemas...........................................      47,962       61,120
  Other.....................................................      33,990       33,663
                                                              ----------   ----------
                                                              $1,655,022   $1,240,021
                                                              ==========   ==========

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of reportable segment amounts to the Company's combined balances is as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2003       2002       2001
                                                       --------   --------   --------
REVENUES
Total revenue for reportable segments................  $534,042   $462,947   $379,154
Other revenue and intersegment eliminations..........    19,098     20,065     18,855
                                                       --------   --------   --------
  Total combined revenue.............................  $553,140   $483,012   $398,009
                                                       ========   ========   ========
ADJUSTED OPERATING CASH FLOW TO INCOME (LOSS) BEFORE
  INCOME TAXES (UNAUDITED)
Total adjusted operating cash flow for reportable
  segments...........................................  $ 47,811   $103,443   $ 58,894
Other adjusted operating cash flow...................     3,948      1,422        941
Items excluded from adjusted operating cash flow:
  Depreciation and amortization......................   (78,883)   (33,686)  (135,048)
  Stock plan income (expense)........................    (5,815)     3,186      5,981
  Restructuring (charges) credits....................       141      8,262    (15,170)
  Interest expense...................................   (12,896)   (10,751)   (17,180)
  Interest income....................................     2,728      3,074      4,523
  Equity in net loss of affiliates...................        --       (602)   (16,563)
  Write-off of deferred financing costs..............      (388)    (1,870)    (1,053)
  Gain on sale of programming assets.................        --         --    490,213
  Minority interest..................................   (17,215)   (21,671)   (14,028)
  Miscellaneous, net.................................      (243)      (145)      (533)
                                                       --------   --------   --------
     Income (loss) before income taxes...............  $(60,812)  $ 50,662   $360,977
                                                       ========   ========   ========

     Substantially all revenues and assets of the Company's reportable segments are attributed to or located in the United States.

NOTE 16.  SUBSEQUENT EVENTS

     In January 2004, AMC entered into a fifteen year lease agreement for transponder space on a satellite commencing in August 2004.

     In January 2004, Rainbow DBS invested $100 for a 49% interest in DTV Norwich, an entity that acquired licenses at auction from the FCC to provide multichannel video distribution and data service in 46 metropolitan areas in the United States. Concurrently with the equity investment, the Company loaned DTV Norwich an additional $84,600 for the acquisition of these licenses. The Company has determined that DTV Norwich is a variable interest entity in accordance with the provisions of FIN 46R since the equity investment at risk is not sufficient to permit DTV Norwich to finance its activities without additional subordinated financial support. Since this variable interest entity is not considered a business pursuant to FIN 46, the excess of the fair value of the consideration paid and the newly consolidated non-controlling interests over the fair value of the newly consolidated identifiable assets, net of taxes of $7,820, was recorded as an extraordinary loss in the first quarter of 2004.

     Rainbow DBS also agreed to a put/call option with the other investor in DTV Norwich. Under the terms of the promissory note with DTV Norwich, the loan was forgiven when the FCC granted the MVDDS licenses to DTV Norwich on July 27, 2004 and September 23, 2004. Rainbow DBS had a call option to purchase an additional 41% membership interest in DTV Norwich at an exercise price of $4,230.

                        RAINBOW MEDIA ENTERPRISES, INC.

     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

Rainbow DBS exercised its call option on October 29, 2004. If Rainbow DBS had not exercised the call option by January 1, 2005, the agreement gave the other investor the right to put the 41% membership interest to Rainbow DBS at the same exercise price of $4,230. The other investor has the right, for ten years, to put its remaining 10% interest to Rainbow DBS at fair value to be determined by a process involving independent valuation experts.

     Amounts due to Rainbow Media Holdings at December 31, 2003 aggregating approximately $130,257 were converted to equity in January 2004 and $182,900 (unaudited) due to CSC Holdings, Inc., a wholly-owned subsidiary of Cablevision at December 31, 2003 is expected to be converted to equity prior to the distribution.

     In April 2004, Rainbow DBS entered into a ten-year lease agreement for transponder space on a satellite, commencing in October 2004. Rainbow Media Holdings issued irrevocable letters of credit for $19,800 as a security deposit. Rainbow DBS will initially lease 13 transponders, increasing to 16 in January 2005, with the option of leasing additional transponders.

     In July 2004, Rainbow DBS acquired additional DBS frequencies at two orbital locations through an auction at the FCC. Rainbow DBS's winning bids totaled $6,400.

NOTE 17.  INTERIM FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of selected quarterly financial data of the Company for the years ended December 31, 2003 and 2002:

                                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,    TOTAL
2003:                                   2003        2003         2003            2003         2003
-----                                 ---------   --------   -------------   ------------   --------
Revenues, net.......................  $128,529    $137,198     $138,326        $149,087     $553,140
Operating expenses..................   114,280     121,486      142,432         207,740      585,938
                                      --------    --------     --------        --------     --------
Operating income (loss).............  $ 14,249    $ 15,712     $ (4,106)       $(58,653)    $(32,798)
                                      ========    ========     ========        ========     ========
Net income (loss)...................  $  3,278    $  3,683     $ (5,251)       $(39,064)    $(37,354)
                                      ========    ========     ========        ========     ========
Basic net income (loss) per share...
                                      ========    ========     ========        ========     ========
Diluted net income (loss) per
  share.............................
                                      ========    ========     ========        ========     ========

     The preceding selected quarterly financial data reflects changes, as compared with the amounts presented in the Company's original, preliminary Form 10 filing, in the quarters in which certain expenses were recorded. The effect of these changes was to increase (decrease) net income by $1,858, $(5,888), $4,137 and $(107) in the quarters ended March 31, June 30, September 30, and December 31, 2003, respectively.

                                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,    TOTAL
2002:                                   2002        2002         2002            2002         2002
-----                                 ---------   --------   -------------   ------------   --------
Revenues, net.......................  $112,665    $112,276     $116,674        $141,397     $483,012
Operating expenses..................   106,368      98,456      105,560          90,001      400,385
                                      --------    --------     --------        --------     --------
Operating income....................  $  6,297    $ 13,820     $ 11,114        $ 51,396     $ 82,627
                                      ========    ========     ========        ========     ========
Net income (loss)...................  $   (575)   $  4,538     $    705        $ 25,979     $ 30,647
                                      ========    ========     ========        ========     ========
Basic net income (loss) per share...
                                      ========    ========     ========        ========     ========
Diluted net income (loss) per
  share.............................
                                      ========    ========     ========        ========     ========

                        RAINBOW MEDIA ENTERPRISES, INC.

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS

                                      BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                      BEGINNING    COSTS AND      OTHER      DEDUCTIONS     END OF
                                      OF PERIOD     EXPENSES     ACCOUNTS    WRITE-OFFS     PERIOD
                                      ----------   ----------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS)
Year Ended December 31, 2003
  Allowance for doubtful accounts...   $16,725      $ 2,777       $   --      $(12,372)    $ 7,130
                                       =======      =======       ======      ========     =======
Year Ended December 31, 2002
  Allowance for doubtful accounts...   $ 4,091      $10,984       $2,154      $   (504)    $16,725
                                       =======      =======       ======      ========     =======
Year Ended December 31, 2001
  Allowance for doubtful accounts...   $ 2,528      $ 2,545       $ (437)     $   (545)    $ 4,091
                                       =======      =======       ======      ========     =======

     During 2002, the Company recorded bad debt expense of approximately $6,600 in connection with the bankruptcy of Adelphia Communications in June 2002. In connection with the sale of an affiliate in 2002, Rainbow Media Holdings transferred to the Company approximately $2,200 of receivables from Adelphia Communications that had been previously reserved. During 2003, the Company wrote off approximately $8,700 of trade receivables from Adelphia Communications and the related allowance following the sale of such receivables to a third party for $4,300 which was recorded in other operating income.

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

                       CONDENSED COMBINED BALANCE SHEETS

                                                               JUNE 30,     DECEMBER 31,
                                                                 2004           2003
                                                              -----------   ------------
                                                              (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $    8,390     $    3,743
  Trade accounts receivable (less allowance for doubtful
     accounts of $5,591 and $7,130).........................      98,290         87,854
  Accounts receivable-affiliates, net.......................      86,829          4,236
  Feature film inventory, net...............................     104,940         91,859
  Prepaid expenses and other current assets.................      51,579         25,485
  Deferred tax asset, net...................................          --          8,449
                                                              ----------     ----------
     Total current assets...................................     350,028        221,626
Notes, other receivables and other long-term assets.........      26,862         28,702
Property and equipment, net.................................     410,401        411,687
Long-term feature film inventory, net.......................     374,930        302,860
Deferred carriage fees, net.................................     100,747         99,231
Affiliation agreements, net of accumulated amortization of
  $205,761 and $175,951.....................................     391,395        421,205
Excess costs over fair value of net assets acquired.........      81,691         81,691
Other intangibles, net of accumulated amortization of
  $18,473 and $13,170.......................................     167,383         88,020
                                                              ----------     ----------
                                                              $1,903,437     $1,655,022
                                                              ==========     ==========

                         LIABILITIES AND COMBINED GROUP EQUITY
Current Liabilities:
  Accounts payable..........................................  $   62,057     $   53,625
  Accrued expenses..........................................      37,363         27,934
  Accrued employee related costs............................      13,150         15,715
  Accounts payable to affiliates, net.......................     431,487        308,194
  Feature film rights payable, current......................      88,071         80,494
  Deferred revenue, current.................................       3,456          2,996
  Current portion of capital lease obligations..............       2,200          3,142
                                                              ----------     ----------
     Total current liabilities..............................     637,784        492,100
Feature film rights payable, long-term......................     308,207        239,817
Deferred revenue............................................          83            168
Deferred tax liability, net.................................     123,902        110,098
Capital lease obligations, long-term........................       2,248          2,926
Other long-term liabilities.................................      18,534         17,317
                                                              ----------     ----------
     Total liabilities......................................   1,090,758        862,426
                                                              ----------     ----------
Minority interest...........................................      12,692             --
                                                              ----------     ----------
Commitments and contingencies
Group equity:
  Paid-in capital...........................................     673,530        571,063
  Retained earnings.........................................     126,457        221,533
                                                              ----------     ----------
  Combined group equity.....................................     799,987        792,596
                                                              ----------     ----------
                                                              $1,903,437     $1,655,022
                                                              ==========     ==========

       See accompanying notes to condensed combined financial statements.

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

                  CONDENSED COMBINED STATEMENTS OF OPERATIONS

                                                       THREE MONTHS ENDED         SIX MONTHS ENDED
                                                            JUNE 30,                  JUNE 30,
                                                     -----------------------   -----------------------
                                                        2004         2003         2004         2003
                                                     ----------   ----------   ----------   ----------
                                                      (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                                        (UNAUDITED)
Revenues, net......................................   $166,895     $137,198     $321,582     $265,727
                                                      --------     --------     --------     --------
Expenses:
  Technical and operating (excluding depreciation
     and amortization).............................     82,124       58,539      158,621      113,889
  Selling, general and administrative..............    104,780       49,555      176,790       95,436
  Restructuring charges (credits)..................         (8)         166           (8)         100
  Depreciation, amortization and other.............     32,133       13,226       63,820       26,341
                                                      --------     --------     --------     --------
                                                       219,029      121,486      399,223      235,766
                                                      --------     --------     --------     --------
  Operating income (loss)..........................    (52,134)      15,712      (77,641)      29,961
                                                      --------     --------     --------     --------
Other income (expense):
  Interest expense.................................     (7,022)      (2,339)     (12,556)      (4,924)
  Interest income..................................        156          478          180        1,288
  Minority interest................................         --       (7,645)          --      (14,776)
  Miscellaneous, net...............................         (7)        (212)         (27)        (218)
                                                      --------     --------     --------     --------
                                                        (6,873)      (9,718)     (12,403)     (18,630)
                                                      --------     --------     --------     --------
Income (loss) before extraordinary item and income
  taxes............................................    (59,007)       5,994      (90,044)      11,331
  Income tax benefit (expense).....................      1,208       (2,312)       2,788       (4,371)
                                                      --------     --------     --------     --------
Income (loss) before extraordinary item............    (57,799)       3,682      (87,256)       6,960
Extraordinary loss on investment, net of taxes.....         --           --       (7,820)          --
                                                      --------     --------     --------     --------
Net income (loss)..................................   $(57,799)    $  3,682     $(95,076)    $  6,960
                                                      ========     ========     ========     ========
INCOME (LOSS) PER SHARE:
Basic net income (loss) per share..................
                                                      ========     ========     ========     ========
Basic weighted average common shares (in
  thousands).......................................
                                                      ========     ========     ========     ========
Diluted net income (loss) per share................
                                                      ========     ========     ========     ========
Diluted weighted average common shares (in
  thousands).......................................
                                                      ========     ========     ========     ========

       See accompanying notes to condensed combined financial statements.

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

                   CONDENSED COMBINED STATEMENT OF CASH FLOWS

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                 2004        2003
                                                              ----------   ---------
                                                              (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
Cash flows from operating activities:
Net income (loss)...........................................  $ (95,076)   $  6,960
Adjustments to reconcile net income (loss) to cash flows
  from operating activities:
  Depreciation and amortization.............................     63,820      26,341
  CSC stock compensation plan expense allocations...........      3,252       2,649
  Minority interest.........................................         --      14,776
  Amortization of feature film inventory....................     47,867      32,915
  Amortization of deferred carriage fees....................      8,992       7,957
  Amortization and write-off of deferred financing and other
     costs..................................................        351         192
  Extraordinary loss on investment..........................      7,820          --
  Deferred income taxes.....................................     27,253      23,311
  Changes in assets and liabilities, net of effects of
     acquisitions:
     Trade accounts receivable, net.........................     (8,570)    (10,265)
     Accounts receivable-affiliates, net....................    (82,593)     (8,559)
     Prepaid expenses and other assets......................    (24,605)     18,082
     Feature film inventory.................................   (136,130)    (18,199)
     Deferred carriage fees.................................    (10,508)      4,058
     Accounts payable and accrued expenses..................     13,810       5,518
     Deferred revenue.......................................        (85)       (184)
     Accounts payable-affiliates, net.......................    222,394      28,405
     Feature film rights payable............................     77,683     (34,574)
     Other long-term liabilities............................      1,217      (9,570)
                                                              ---------    --------
       Net cash provided by operating activities............    116,892      89,813
                                                              ---------    --------
Cash flows from investing activities:
  Payment for acquisition...................................    (84,738)         --
  Proceeds from sale of equipment...........................         --      10,364
  Additions to other intangible assets......................        (75)         --
  Note receivable-affiliate.................................         --      58,178
  Capital expenditures......................................    (25,812)    (20,997)
                                                              ---------    --------
       Net cash provided by (used in) investing
        activities..........................................   (110,625)     47,545
                                                              ---------    --------
Cash flows from financing activities:
  Capital contributions (distributions), net................         --      (8,371)
  Distribution to minority interest.........................         --     (10,000)
  Additions to deferred costs...............................         --        (951)
  Proceeds from bank debt...................................         --      35,000
  Principal payments on capital lease obligations...........     (1,620)     (1,467)
                                                              ---------    --------
       Net cash provided by (used in) financing
        activities..........................................     (1,620)     14,211
                                                              ---------    --------
Net increase in cash and cash equivalents...................      4,647     151,569
Cash and cash equivalents at beginning of year..............      3,743      35,782
                                                              ---------    --------
Cash and cash equivalents at end of period..................  $   8,390    $187,351
                                                              =========    ========

       See accompanying notes to condensed combined financial statements.

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

                NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

NOTE 1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed combined financial statements of Rainbow Media Enterprises Inc., (the "Company") have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

  LIQUIDITY

     At December 31, 2003, the Company has reported current assets of $221,626 and current liabilities of $492,100. Current liabilities includes $308,194 of accounts payable to affiliates, net. As described in Note 16, a significant portion of this balance has been or will be contributed to equity prior to the spin off.

     The Company's Rainbow Programming segment, specifically the Company's AMC, WE and IFC subsidiaries, serve as the primary funding source. All of the common equity interests in AMC, WE and IFC are owned by the Company's subsidiary, Rainbow National Services LLC. Through free cash flow from operations and borrowings, Rainbow National Services will provide cash distributions to the Company, subject to applicable covenants and limitations contained in its financing agreements. The Company will utilize these distributions to fund corporate capital and expenses and to invest in the Rainbow DBS business and in other developing Rainbow Programming businesses. Rainbow Cinemas' cash requirements are generally funded through cash from its own operations.

  RAINBOW NATIONAL SERVICES FINANCING

     Rainbow National Services holds all of the common equity interests in AMC, WE and IFC and is the borrower on a $950,000 senior secured credit facility and the issuer of $800,000 of senior and senior subordinated notes. The secured credit facility consists of a $600,000 term loan and a $350,000 revolving credit facility, which was undrawn on August 20, 2004. The credit facility is secured by the assets and stock of and guaranteed by AMC, WE and IFC as well as Rainbow Programming Holdings LLC, Rainbow National Services' parent company. Financial covenants include a limitation on the maximum total debt and senior debt as a multiple of annualized cash flow that can be incurred, the ratio of trailing six-month cash flow to interest expense, and the ratio of annualized cash flow to debt service (all as defined in the credit agreement), as well as restrictions on distributions, additional indebtedness, and liens. The maximum total leverage ratio as per the credit facility is 6.75 times the cash flow (as defined) of AMC, IFC and WE through 2006.

     The notes issued by Rainbow National Services consist of $300,000 of 8 3/4% senior notes due September 1, 2012 and $500,000 of 10 3/8% senior subordinated notes due September 1, 2014. The notes are guaranteed by substantially all of the Rainbow National Services' subsidiaries and contain covenants limiting, among other things, the amount of additional indebtedness that Rainbow National Services may incur, distributions and investments, and the ability to incur liens.

     On August 20, 2004, approximately $1,366,100 of the net proceeds of the financings were distributed to the Company and the Company distributed approximately $704,900 to Rainbow Media Holdings in order to repay all outstanding indebtedness and terminate its existing financing arrangements. The balance of the distribution of approximately $661,200 will be held by the Company and invested over time to fund the cash requirements of certain of the Company's subsidiaries, primarily Rainbow DBS, and to a lesser extent, the other developing Rainbow Programming businesses. This distributed cash is projected to provide sufficient cash to fund their requirements through the end of 2005 (excluding any capital expenditures with respect to the Ku-band, Ka-band and MVDDS authorizations).

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

        NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     On August 20, 2004, American Movie Classics Company LLC issued 3,500,000 Redeemable Preferred Membership Interests with an aggregate liquidation preference of $350,000 to Rainbow Media Holdings. Rainbow Media Holdings expected to transfer these interests to Cablevision at the time of the Distribution. The Redeemable Preferred Membership Interests of American Movie Classics Company LLC were expected to be entitled to semiannual distributions at an annual rate to be determined, which were not to exceed 13.5%. Distributions were expected to be payable commencing on the date of the Distribution, at the option of the issuer, in cash or additional interests until August 20, 2016 and in cash from and after that date. The terms of the Rainbow National Services senior secured credit facility restrict American Movie Classics' ability to pay such distributions in cash through maturity of the credit facility. The interests will be required to be redeemed on August 20, 2024 at the liquidation preference; and are subject to redemption at the option of the holder upon a change in control of American Movie Classics LLC Company at 101% of the liquidation preference together, in the case of any redemption, with accrued and unpaid distributions through the redemption date.

     On November 5, 2004 the Board of Directors of Cablevision decided to modify the terms of the Distribution to eliminate the retained redeemable preferred membership interest in AMC LLC. This decision was made in light of expected increases in our financing requirements. The elimination will be accomplished by having the redeemable preferred membership interests recontributed to a subsidiary of ours and converted back to common membership interest in AMC LLC prior to the Distribution.

  RAINBOW PROGRAMMING

     Rainbow National Services generates net free cash flow from operations and as such has limited borrowing requirements. The other Rainbow Programming businesses, principally the on-demand services and the VOOM channels, require funding. It is expected that a portion of the distributions to the Company from the proceeds of the Rainbow National Services financing will be invested in Rainbow Programming to provide funding to certain of its subsidiaries through the end of 2005.

  RAINBOW DBS

     Our Rainbow DBS business launched service in October 2003. It has significant cash requirements and has limited access to funding. Funding needs for Rainbow DBS in 2004, which include capital expenditures of approximately $111,200; the acquisition of additional frequencies, including the investment in DTV Norwich for its acquisition of MVDDS licenses of approximately $90,200; operating losses; and funds required to develop its proprietary VOOM HD programming channels of approximately $100,900, are expected to total approximately $476,700. Prior to the completion of the debt financings described above on August 20, 2004, the cash requirements of Rainbow DBS were funded by Cablevision and its subsidiary, Rainbow Media Holdings. By that date, Cablevision had contributed to Rainbow DBS in 2004 approximately $237,200 and Rainbow Media Holdings had contributed approximately $46,600 and provided $21,000 in letters of credit under its credit facility. A significant portion of the proceeds from the Rainbow National Services debt financing are expected to be invested in Rainbow DBS and are expected to be sufficient to fund its cash requirements through the end of 2005. Additional investments in Rainbow DBS above the proceeds from the Rainbow National Services debt financings are subject to receipt of distributions from Rainbow National Services, which are subject to limitations contained in its financing agreements.

     Rainbow DBS does not currently have any funding available for the construction and launch of the five Ka-band satellites for which Rainbow DBS has FCC authorization or the two Ku-band satellites necessary to exploit the Ku-band DBS frequencies for which Rainbow DBS was the high bidder at a July, 2004 FCC auction, or for the build-out of the infrastructure to exploit the MVDDS licenses acquired from DTV Norwich. We do not have a cost estimate or time frame for the build-out of the MVDDS

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

        NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

infrastructure. We expect to use a portion of the proceeds from the August 2004 Rainbow National Services debt financings or borrowings under the revolving credit facility of Rainbow National Services to pay for the early stage development costs for these projects but we do not currently have any funding available to construct and launch the Ka-band or Ku-band satellites or to build-out the MVDDS infrastructure and there can be no assurance that we will be able to obtain any funding for these purposes. It is possible that funding might come from, among other sources, (i) vendor or other third party financing; (ii) the proceeds from the August 2004 Rainbow National Services debt financings or borrowings under the revolving credit facility of Rainbow National Services;
(iii) additional borrowings or debt issuances by Rainbow National Services; (iv) third party cash investments; and (v) asset sales, or a combination of some or all of these sources. There can be no assurance that we will be in a position to meet our milestone obligations or to utilize these licenses. In any event, we will not be in a position to do so for a number of years and there can be no assurance that we will ever be in a position to do so.

     To the extent that we utilize any of the proceeds from the August 2004 Rainbow National Services debt financings or borrowings under the revolving credit facility of Rainbow National Services to fund development or construction costs related to our Ku-band, Ka-band or MVDDS licenses, we may not have sufficient funding to support the development of our existing DBS business.

  RAINBOW CINEMAS

     The Rainbow Cinemas business is not expected to have any material funding requirements and is projected to generate minimal amounts of net free cash flow each year over the next three years. Any funding requirements would be minimal and would be provided by investments by the Company from proceeds of distributions from Rainbow National Services.

NOTE 2.  RESPONSIBILITY FOR INTERIM FINANCIAL STATEMENTS

     The financial statements as of and for the three and six months ended June 30, 2004 and 2003 presented herein are unaudited; however, in the opinion of management, such statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented.

     The interim financial statements should be read in conjunction with the audited combined financial statements and notes thereto for the year ended December 31, 2003.

     The results of operations for the interim periods are not necessarily indicative of the results that might be expected for future interim periods or for the full year ending December 31, 2004.

NOTE 3.  COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss) for the three and six months ended June 30, 2004 and 2003 equals the net income (loss) for the respective periods.

NOTE 4.  INCOME (LOSS) PER SHARE

     Basic and diluted net loss per common share are computed by dividing net loss by the weighted average number of common shares outstanding. Potential dilutive common shares are not included in the computation as their effect would be antidilutive.

     Basic net income per share is computed by dividing net income by the weighted average common stock outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average common stock and common stock equivalents outstanding during the period.

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

        NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5.  CASH FLOWS

     For purposes of the combined statements of cash flows, the Company considers short term investments with a maturity at date of purchase of three months or less to be cash equivalents.

     The Company's non-cash investing and financing activities and other supplemental data for the six months ended June 30, 2004 and 2003 were as follows:

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                                2004      2003
                                                              --------   -------
Non-Cash Investing and Financing Activities:
  Conversion of affiliate payable to equity.................  $130,257   $    --
  Other contributions from affiliates, net..................     1,499     2,014
  Expense allocation from affiliates........................     3,252     2,649
  Forgiveness of note receivable............................        --    32,000
Supplemental Data:
  Cash interest paid........................................       505       990
  Income taxes paid, net....................................       444     1,009

     In the first quarter of 2004, the Company recorded a non-cash equity distribution of approximately $1,400 to Rainbow Media Holdings to reflect the resolution of certain film rights agreements associated with Rainbow Media Holdings' sale of an affiliate in 2002.

     In the first quarter of 2003, $32,000 of a note receivable from an affiliate was forgiven and recorded as a capital distribution.

NOTE 6.  TRANSACTIONS

     In January 2004, Rainbow DBS invested $100 for a 49% interest in DTV Norwich, an entity that acquired licenses at auction from the FCC to provide multichannel video distribution and data service in 46 metropolitan areas in the United States. In connection with the equity investment, the Company loaned DTV Norwich an additional $84,600 for the acquisition of these licenses (the "DTV Norwich Transaction"). Under the terms of the promissory note with DTV Norwich, the loan was forgiven when the FCC granted the MVDDS licenses to DTV Norwich on July 27, 2004 and September 23, 2004.

     Rainbow DBS has also agreed to a put/call option with the other investor in DTV Norwich. Rainbow DBS had a call option to purchase an additional 41% membership interest in DTV Norwich at an exercise price of $4,230. Rainbow DBS exercised its call option on October 29, 2004. If the Rainbow DBS had not exercised the call option by January 1, 2005, the agreement gave the other investor the right to put the 41% membership interest to Rainbow DBS at the same exercise price of $4,230. Rainbow DBS will need FCC approval to acquire the 41% membership interest in DTV Norwich because the acquisition would give Rainbow DBS control of this entity. The other investor has the right, for ten years, to put its remaining 10% interest to Rainbow DBS at fair value to be determined by a process involving independent valuation experts.

     Pursuant to FIN 46, Consolidation of Variable Interest Entities, this entity is consolidated with the Company as of the date of the transaction since it does not have sufficient equity to demonstrate that it can finance its activities without additional subordinated financial support. The acquired licenses have been recorded in the accompanying balance sheet as other intangible assets and are deemed to have an indefinite life. Since this variable interest entity is not considered a business pursuant to FIN 46, the excess of the fair value of the consideration paid and the newly consolidated non-controlling interest over the fair value of the newly consolidated identifiable assets, net of taxes of $7,820, was recorded as an extraordinary loss in the first quarter of 2004.

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

        NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7.  RECENTLY ISSUED ACCOUNTING STANDARDS

     In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46, as revised in December 2003, addresses consolidation by business enterprises of variable interest entities, which are entities that either (a) do not have equity investors with characteristics of a controlling financial interest, (b) equity investors do not have voting rights that are proportionate to their economic interest, or (c) have equity investors that do not provide sufficient financial resources for the entity to support its activities. For all variable interest entities created prior to February 1, 2003, the Company was required to apply the provisions of FIN 46 by March 31, 2004. For variable interest entities created subsequent to January 31, 2003, FIN 46 was effective in 2003. The Company has consolidated its investment in DTV Norwich as of the date of the transaction.

NOTE 8.  INCOME TAXES

     The income tax benefit attributable to loss before extraordinary item for the six months ended June 30, 2004 of $2,788 differs from the income tax benefit derived from applying the statutory federal rate to the pretax loss due principally to the impact of state taxes, non-deductible expenses and an increase in the valuation allowance of $32,201.

     The income tax expense attributable to income before extraordinary item for the six months ended June 30, 2003 of $4,371 differs from the income tax expense derived from applying the statutory federal rate to pretax income due principally to the impact of state taxes and non-deductible expenses.

     Since there was no tax sharing agreement in place between the Company and Cablevision, current tax benefits that the combined companies did not receive directly have been reflected as deemed distributions to the Company's capital. Such distributions amounted to $31,156 and $19,538 for the six months ended June 30, 2004 and 2003, respectively.

NOTE 9.  INTANGIBLE ASSETS

     The following table summarizes information relating to the Company's acquired intangible assets at June 30, 2004 and December 31, 2003:

                                                              JUNE 30,   DECEMBER 31,
                                                                2004         2003
                                                              --------   ------------
Gross carrying amount of amortizable intangible assets
  Affiliation agreements....................................  $597,156     $597,156
  Advertiser relationships..................................    90,738       90,738
  Other intangibles.........................................     8,785        8,804
                                                              --------     --------
                                                               696,679      696,698
                                                              --------     --------
Accumulated amortization
  Affiliation agreements....................................   205,761      175,951
  Advertiser relationships..................................    11,896        6,972
  Other intangibles.........................................     6,577        6,198
                                                              --------     --------
                                                               224,234      189,121
                                                              --------     --------
Unamortizable intangible assets
  Excess costs over the fair value of net assets acquired...    81,691       81,691
  FCC licenses..............................................    86,333        1,648
                                                              --------     --------
                                                               168,024       83,339
                                                              --------     --------
  Total intangibles.........................................  $640,469     $590,916
                                                              ========     ========

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

        NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

Aggregate amortization expense
Six months ended June 30, 2004 and year ended December 31,
  2003......................................................  $35,132   $48,509

Estimated amortization expense
Year ending December 31, 2004...............................  $64,225
Year ending December 31, 2005...............................   55,723
Year ending December 31, 2006...............................   55,723
Year ending December 31, 2007...............................   54,403
Year ending December 31, 2008...............................   53,803

     There were no changes in the carrying amount of excess costs over the fair value of net assets acquired for the six months ended June 30, 2004.

NOTE 10.  SEGMENT INFORMATION

     The Company's reportable segments are strategic business units that are managed separately. The Company evaluates segment performance based on several factors, of which the primary financial measure is business segment adjusted operating cash flow (defined as operating income (loss) before depreciation and amortization, stock plan income or expense and restructuring charges or credits).

                                             THREE MONTHS ENDED     SIX MONTHS ENDED
                                                  JUNE 30,              JUNE 30,
                                             -------------------   -------------------
                                               2004       2003       2004       2003
                                             --------   --------   --------   --------
REVENUES, NET
Rainbow Programming........................  $139,690   $110,426   $270,491   $215,569
Rainbow DBS................................     2,687         --      3,701         --
Rainbow Cinemas............................    19,397     22,158     36,876     40,745
All Other..................................     5,121      4,614     10,514      9,413
                                             --------   --------   --------   --------
  Total....................................  $166,895   $137,198   $321,582   $265,727
                                             ========   ========   ========   ========
ADJUSTED OPERATING CASH FLOW
Rainbow Programming........................  $ 32,231   $ 33,749   $ 66,985   $ 65,687
Rainbow DBS................................   (53,404)    (5,810)   (80,563)   (11,135)
Rainbow Cinemas............................       223      2,366        135      3,477
All Other..................................     1,203        486      2,864        949
                                             --------   --------   --------   --------
  Total....................................  $(19,747)  $ 30,791   $(10,579)  $ 58,978
                                             ========   ========   ========   ========

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

        NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of reportable segment amounts to the Company's combined balances is as follows:

                                             THREE MONTHS ENDED     SIX MONTHS ENDED
                                                  JUNE 30,              JUNE 30,
                                             -------------------   -------------------
                                               2004       2003       2004       2003
                                             --------   --------   --------   --------
REVENUES, NET
Total revenue for reportable segments......  $161,774   $132,584   $311,068   $256,314
Other revenue and intersegment
  eliminations.............................     5,121      4,614     10,514      9,413
                                             --------   --------   --------   --------
  Total combined revenue...................  $166,895   $137,198   $321,582   $265,727
                                             ========   ========   ========   ========
ADJUSTED OPERATING CASH FLOW TO INCOME
  (LOSS) BEFORE EXTRAORDINARY ITEM AND
  INCOME TAXES
Total adjusted operating cash flow for
  reportable segments......................  $(20,950)  $ 30,305   $(13,443)  $ 58,029
All other adjusted operating cash flow.....     1,203        486      2,864        949
Items excluded from adjusted operating cash
  flow:
  Depreciation, amortization and other.....   (32,133)   (13,226)   (63,820)   (26,341)
  Stock plan expense.......................      (262)    (1,687)    (3,250)    (2,576)
  Restructuring credits (charges)..........         8       (166)         8       (100)
  Interest expense.........................    (7,022)    (2,339)   (12,556)    (4,924)
  Interest income..........................       156        478        180      1,288
  Minority interests.......................        --     (7,645)        --    (14,776)
  Miscellaneous, net.......................        (7)      (212)       (27)      (218)
                                             --------   --------   --------   --------
Income (loss) before extraordinary item and
  income taxes.............................  $(59,007)  $  5,994   $(90,044)  $ 11,331
                                             ========   ========   ========   ========

     Substantially all revenues and assets of the Company's reportable segments are attributed to or located in the United States.

NOTE 11.  LEGAL MATTERS

     The Company is party to various lawsuits, some involving substantial amounts. Although the outcome of these matters cannot be predicted with certainty, management does not believe that the resolution of these lawsuits will have a material adverse effect on the financial position, results of operations or liquidity of the Company.

  TIME WARNER LITIGATION

     On November 14, 2003, American Movie Classics filed an action against Time Warner Entertainment, L.P. in New York State Supreme Court for declaratory relief and damages caused by Time Warner's anticipatory repudiation of its cable television affiliation agreement with American Movie Classics. American Movie Classics filed that action as a result of Time Warner's notice purporting to terminate the contract based upon their allegation that American Movie Classics had changed its programming. The Company believes the notice was improper. American Movie Classics is seeking a declaratory judgment that it is entitled to full performance of the agreement, and, at its option, is entitled to rescind the agreement and recover damages. Time Warner filed an answer and counterclaims in December 2003 that, among other things, seeks a declaratory judgment as to its right to terminate the affiliation agreement, an injunction requiring American Movie Classics to deliver a classic films channel and damages for an alleged breach of contract. The litigation is in the discovery phase, and the Company

                        RAINBOW MEDIA ENTERPRISES, INC.
     (A COMBINATION OF CERTAIN BUSINESSES AND ASSETS OF CABLEVISION SYSTEMS
                                  CORPORATION)

        NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

cannot predict when it will be resolved, what the outcome will be, nor what would be the consequences of such outcome on the Company's revenues. If the Company does not prevail in the litigation, the business will be materially and adversely affected.

  ACCOUNTING RELATED INVESTIGATIONS

     The Securities and Exchange Commission and the U.S. Attorney's Office for the Eastern District of New York continue to conduct investigations into matters related to improper expense recognition.